
unum GROUP®
ANNUAL REPORT
2024

A Note About Non-GAAP Financial Measures

We present certain measures of our performance that are not calculated in accordance with generally accepted accounting principles in the United States of America (GAAP). Non-GAAP financial measures exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP. This Annual Report refers to the following non-GAAP financial measures, which we believe are better performance measures and better indicators of the revenue and profitability and underlying trends in our business:

- After-tax adjusted operating income or loss, which we define as net income adjusted to exclude after-tax investment gains or losses, the amortization of the cost of reinsurance, non-contemporaneous reinsurance, and reserve assumption updates, as well as certain other items, as applicable, which are discussed under "Executive Summary" in Part II, Item 7 of our 2024 Annual Report on Form 10-K;
- Adjusted operating return on equity, which is calculated using after-tax adjusted operating income or loss and excludes from equity the unrealized gain or loss on securities, the effect of change in discount rate assumptions on the liability for future policy benefits, and net gain or loss on derivatives;
- Book value per share, which is calculated excluding accumulated other comprehensive income (loss) (AOCI); and
- Leverage ratio, which excludes the unrealized gain or loss on securities, the effect of change in discount rate assumptions on the liability for future policy benefits, and net gain or loss on derivatives.

Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives. Investment gains or losses and unrealized gains or losses on securities depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our company. Leverage ratio and book value per common share excluding certain components of AOCI, certain of which tend to fluctuate depending on market conditions and general economic trends, are important measures.

We exited a substantial portion of our Closed Block individual disability product line through the two phases of the reinsurance transaction that were executed in December 2020 and March 2021. As a result, we exclude the amortization of the cost of reinsurance that was recognized upon the exit of the business related to policies on claim status as well as the impact of non-contemporaneous reinsurance that resulted from the adoption of Accounting Standards Update 2018-12. We believe that the exclusion of these items provides a better view of our results from our ongoing businesses.

Cash flow assumptions used to calculate our liability for future policy benefits are reviewed at least annually and updated, as needed, with the resulting impact reflected in net income. While the effects of these assumption updates are recorded in the reporting period in which the review is completed, these updates reflect experience emergence and changes to expectations spanning multiple periods. We believe that by excluding the impact of reserve assumption updates we are providing a more comparable and consistent view of our results.

We may at other times exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP financial measures in the determination of overall profitability.

Reconciliations of the most directly comparable GAAP financial measures to the non-GAAP financial measures are as follows:

	2024		2023		2022	
	(in millions)	per share*	(in millions)	per share*	(in millions)	per share*
Net Income	**$ 1,779.1**	**$ 9.46**	**$ 1,283.8**	**$ 6.50**	**$ 1,407.2**	**$ 6.96**
Excluding:						
Net Investment Loss (net of tax benefit of $7.6; $7.8; $3.5)	(27.0)	(0.14)	(28.2)	(0.14)	(12.2)	(0.07)
Amortization of the Cost of Reinsurance (net of tax benefit of $8.7; $9.3; $10.6)	(32.7)	(0.17)	(34.8)	(0.18)	(39.7)	(0.20)
Non-Contemporaneous Reinsurance (net of tax benefit of $5.2; $7.3; $7.2)	(19.9)	(0.11)	(27.5)	(0.14)	(27.2)	(0.13)
Reserve Assumption Updates (net of tax expense (benefit) of $74.8; $(37.9); $51.2)	282.6	1.50	(139.3)	(0.70)	192.1	0.96
Loss on Legal Settlement (net of tax benefit of $3.2; $—; $—)	(12.1)	(0.06)	–	–	–	–
After-tax Adjusted Operating Income	**$ 1,588.2**	**$ 8.44**	**$ 1,513.6**	**$ 7.66**	**$ 1,294.2**	**$ 6.40**

*Assuming Dilution

	2021		2020[1]	
	(in millions)	per share*	(in millions)	per share*
Net Income	**$ 981.0**	**$ 4.79**	**$ 793.0**	**$ 3.89**
Excluding:				
Net Investment Gains and Losses				
Net Realized Investment Gain Related to Reinsurance Transaction (net of tax expense of $14.2; $273.5)	53.4	0.26	1,028.8	5.05
Net Investment Gain (Loss), Other (net of tax expense (benefit) of $1.9; $(20.9))	7.2	0.03	(82.3)	(0.40)
Total Net Investment Gain	60.6	0.29	946.5	4.65
Items Related to Closed Block Individual Disability Reinsurance Transaction				
Amortization of the Cost of Reinsurance (net of tax benefit of $14.7, $0.6)	(55.1)	(0.27)	(2.0)	(0.01)
Non-Contemporaneous Reinsurance (net of tax benefit of $7.0; $—)	(25.9)	(0.12)	–	–
Change in Benefit Reserves (net of tax benefit of $—; $269.8)	–	–	(1,014.7)	(4.98)
Transaction Costs (net of tax benefit of $1.2; $4.4)	(5.0)	(0.02)	(16.6)	(0.08)
Net Tax Benefits of Reinsurance Transaction	–	–	36.5	0.18
Total Items Related to Closed Block Individual Disability Reinsurance Transaction	(86.0)	(0.41)	(996.8)	(4.89)
Reserve Assumption Updates (net of tax expense (benefit) of $49.1; $(35.5))	185.9	0.91	(133.5)	(0.66)
Impairment Loss on Internal-Use Software (net of tax benefit of $2.5; $—)	(9.6)	(0.05)	–	–
Cost Related to Early Retirement of Debt (net of tax benefit of $14.1; $—)	(53.2)	(0.26)	–	–
Impairment Loss on ROU Asset (net of tax benefit of $2.9; $2.7)	(11.0)	(0.05)	(10.0)	(0.05)
Impact of U.K. Tax Rate Increase	(23.6)	(0.12)	–	–
Costs Related to Organizational Design Update (net of tax benefit of $—; $4.7)	–	–	(18.6)	(0.09)
After-tax Adjusted Operating Income	**$ 917.9**	**$ 4.48**	**$ 1,005.4**	**$ 4.93**

*Assuming Dilution

(1) Amounts presented are prior to the adoption of ASU No. 2018-12, Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI)

	2019[1]		2018[1]		2017[1]	
	(in millions)	per share*	(in millions)	per share*	(in millions)	per share*
Net Income	**$ 1,100.3**	**$ 5.24**	**$ 523.4**	**$ 2.38**	**$ 994.2**	**$ 4.37**
Excluding:						
Net Investment Gain (Loss) (net of tax expense (benefit) of $(4.5); $(11.0); $15.0)	(18.7)	(0.09)	(28.5)	(0.12)	25.3	0.11
Cost Related to Early Retirement of Debt (net of tax benefit of $5.7, $—; $—)	(21.6)	(0.11)	–	–	–	–
Long-term Care Reserve Increase (net of tax benefit of $—; $157.7; $—)	–	–	(593.1)	(2.70)	–	–
Loss from Guarantee Fund Assessment (net of tax benefit of $—; $—; $7.2)	–	–	–	–	(13.4)	(0.06)
Unclaimed Death Benefits Reserve Increase (net of tax benefits of $—; $—; $13.6)	–	–	–	–	(25.4)	(0.11)
Net Tax Benefit from Impacts of TCJA	–	–	–	–	31.5	0.14
After-tax Adjusted Operating Income	**$ 1,140.6**	**$ 5.44**	**$ 1,145.0**	**$ 5.20**	**$ 976.2**	**$ 4.29**

*Assuming Dilution
(1) Amounts presented are prior to the adoption of ASU No. 2018-12, Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI)

	2016[1]		2015[1]	
	(in millions)	per share*	(in millions)	per share*
Net Income	**$ 931.4**	**$ 3.95**	**$ 867.1**	**$ 3.50**
Excluding:				
Net Investment Gain (Loss) (net of tax expense (benefit) of $8.4; $(17.7))	15.8	0.07	(26.1)	(0.11)
After-tax Adjusted Operating Income	**$ 915.6**	**$ 3.88**	**$ 893.2**	**$ 3.61**

*Assuming Dilution
(1) Amounts presented are prior to the adoption of ASU No. 2018-12, Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI)

	December 31, 2024
	(in millions)
Debt	**$ 3,739.8**
Including:	
Lease Liability	69.4
Adjusted Debt and Lease Liability	**$ 3,809.2**
Total Stockholders' Equity	**$ 10,961.1**
Excluding:	
Net Unrealized Loss on Securities	(2,755.2)
Effect of Change in Discount Rate Assumptions on the Liability for Future Policy Benefits	1,185.4
Net Loss on Derivatives	(270.7)
Equity, As Adjusted	12,801.6
Debt, As Adjusted and Lease Liability	3,809.2
Total Adjusted Capital	**$ 16,610.8**
Leverage Ratio	**22.9%**

Year Ended December 31, 2024	After-Tax Adjusted Operating Income (Loss) (in millions)	Average Allocated Equity[1] (in millions)	Adjusted Operating Return on Equity
Unum US	$ 1,137.6	$ 4,523.2	25.2%
Unum International	120.9	776.8	15.6%
Colonial Life	368.2	1,869.2	19.7%
Core Operating Segments	1,626.7	7,169.2	22.7%
Closed Block	98.6	5,324.1	
Corporate	(137.1)	53.8	
Total	**$ 1,588.2**	**$ 12,547.1**	**12.7%**

(1) Excludes unrealized loss on securities, the effect of change in discount rate assumptions on the liability for future policy benefits, and net loss on derivatives and is calculated using the stockholders' equity balances presented below.

	December 31	
	2024	2023
	(in millions)	
Total Stockholders' Equity	**$ 10,961.1**	**$ 9,651.4**
Excluding:		
Net Unrealized Loss on Securities	(2,755.2)	(1,919.1)
Effect of Change in Discount Rate Assumptions on the Liability for Future Policy Benefits	1,185.4	(648.4)
Net Loss on Derivatives	(270.7)	(73.7)
Total Adjusted Stockholders' Equity	**$ 12,801.6**	**$ 12,292.6**

	Year Ended December 31, 2024 (in millions)
Average Adjusted Stockholders' Equity	**$ 12,547.1**

	Year Ended December 31, 2024		Year Ended December 31, 2023	
	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	**$ 10,961.1**	**$ 61.38**	**$ 9,651.4**	**$ 49.91**
Excluding:				
Net Unrealized Loss on Securities	(2,755.2)	(15.43)	(1,919.1)	(9.92)
Effect of Change in Discount Rate Assumptions on the Liability for Future Policy Benefits	1,185.4	6.64	(648.4)	(3.35)
Net Loss on Derivatives	(270.7)	(1.51)	(73.7)	(0.39)
Subtotal	12,801.6	71.68	12,292.6	63.57
Excluding:				
Foreign Currency Translation Adjustment	(343.0)	(1.93)	(321.1)	(1.66)
Subtotal	13,144.6	73.61	12,613.7	65.23
Excluding:				
Unrecognized Pension and Postretirement Benefit Costs	(340.2)	(1.90)	(345.7)	(1.79)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	**$ 13,484.8**	**$ 75.51**	**$ 12,959.4**	**$ 67.02**

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020[1]	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	**$ 8,735.0**	**$ 44.17**	**$ 6,033.9**	**$ 29.79**	**$ 10,871.0**	**$ 53.37**
Excluding:						
Net Unrealized Gain (Loss) on Securities	(3,028.4)	(15.31)	4,014.4	19.82	1,067.7	5.24
Effect of Change in Discount Rate Assumptions on the Liability for Future Policy Benefits	313.9	1.59	(8,570.7)	(42.32)	–	–
Net Gain (Loss) on Derivatives	(9.6)	(0.05)	61.8	0.30	97.8	0.48
Subtotal	11,459.1	57.94	10,528.4	51.99	9,705.5	47.65
Excluding:						
Foreign Currency Translation Adjustment	(390.1)	(1.98)	(274.1)	(1.35)	(261.3)	(1.28)
Subtotal	11,849.2	59.92	10,802.5	53.34	9,966.8	48.93
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(334.1)	(1.69)	(396.0)	(1.96)	(530.0)	(2.61)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	**$ 12,183.3**	**$ 61.61**	**$ 11,198.5**	**$ 55.30**	**$ 10,496.8**	**$ 51.54**

(1) Amounts presented are prior to the adoption of ASU No. 2018-12, Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI)

	Year Ended December 31, 2019[1]		Year Ended December 31, 2018[1]		Year Ended December 31, 2017[1]	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	**$ 9,965.0**	**$ 49.10**	**$ 8,621.8**	**$ 40.19**	**$ 9,574.9**	**$ 43.02**
Excluding:						
Net Unrealized Gain (Loss) on Securities	615.9	3.03	(312.4)	(1.46)	607.8	2.73
Net Gain on Derivatives	187.8	0.93	250.6	1.17	282.3	1.27
Subtotal	9,161.3	45.14	8,683.6	40.48	8,684.8	39.02
Excluding:						
Foreign Currency Translation Adjustment	(281.6)	(1.39)	(305.2)	(1.42)	(254.5)	(1.15)
Subtotal	9,442.9	46.53	8,988.8	41.90	8,939.3	40.17
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(484.8)	(2.39)	(447.2)	(2.08)	(508.1)	(2.28)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	**$ 9,927.7**	**$ 48.92**	**$ 9,436.0**	**$ 43.98**	**$ 9,447.4**	**$ 42.45**

(1) Amounts presented are prior to the adoption of ASU No. 2018-12, Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI)

	Year Ended December 31, 2016[1]		Year Ended December 31, 2015[1]	
	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	**$ 8,968.0**	**$ 39.02**	**$ 8,663.9**	**$ 35.96**
Excluding:				
Net Unrealized Gain on Securities	440.6	1.92	204.3	0.84
Net Gain on Derivatives	327.5	1.42	378.0	1.57
Subtotal	8,199.9	35.68	8,081.6	33.55
Excluding:				
Foreign Currency Translation Adjustment	(354.0)	(1.54)	(173.6)	(0.72)
Subtotal	8,553.9	37.22	8,255.2	34.27
Excluding:				
Unrecognized Pension and Postretirement Benefit Costs	(465.1)	(2.02)	(392.6)	(1.63)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	**$ 9,019.0**	**$ 39.24**	**$ 8,647.8**	**$ 35.90**

(1) Amounts presented are prior to the adoption of ASU No. 2018-12, Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI)


OUR PURPOSE
Helping the working world thrive throughout life's moments.®



A LETTER FROM OUR

President and CEO, Rick McKenney

To our shareholders, customers and colleagues:

At Unum Group, serving the needs of the working world is our driving motivation. It has been for more than 175 years, and we've built our business on ensuring companies and their employees can depend on our steadfast support when they need a helping hand. More than 178,000 companies, large and small, rely on our benefits and workplace expertise to attract and retain their employees. Employees and their families count on the $8 billion in benefits we paid last year to navigate the unexpected. Day in and day out, we live our purpose of helping the working world thrive throughout life's moments.

In 2024, we delivered another year of strong performance thanks to the unwavering dedication of our nearly 11,000 people committed to bringing our brand promise to life every day. Our tireless focus on the needs of customers has positioned us as an employee benefits leader in the markets in which we operate. Through this leadership position, we continue to innovate and evolve to provide better outcomes for those we serve. By always striving to be better, we continue to create outstanding value for our customers, employees, communities and shareholders.

Unum Group is committed to deepening our relationships with those we serve, while forging new ones, in our quest to protect more workers and their families. Looking ahead, we will continue to build on our momentum in 2025 and leverage our industry-leading capabilities and offerings to seize the exciting opportunities before us.

IN 2024, WE HELPED PEOPLE AT EVERY STAGE OF LIFE.



protected 47 million individuals and their families



partnered with more than 178,000 companies



delivered $8 billion in benefits

Review of 2024 performance

Our 2024 financial results capped a decade of strong and consistent performance, driven by a compelling value proposition and effective capital management approach.

Unum Group saw strong demand from companies and their employees for the benefits and services we offer. This translated into steady, disciplined top-line growth across most product lines. We remain committed to elevating the experience for companies and their employees through continued investments in our industry-leading digital capabilities. These advancements helped drive greater customer retention and — coupled with our ongoing focus on underwriting and operational excellence — double-digit bottom-line growth and attractive returns for shareholders.

Equally noteworthy was our success on the capital stewardship front. We continue to generate attractive cash flows from our businesses and leverage that capital to advance many of our long-term goals. This has allowed us to elevate the pace of our share repurchases and continue our trend of increasing our dividend.

Importantly, we've taken steps to further drive predictability and remove uncertainty in the performance of our Closed Block segment. Earlier this year, we announced a transaction with Fortitude Re to reinsure a portion of our long-term care business. Upon completion of this transaction, which we anticipate closing this year, we will reduce our exposure to our long-term care liabilities. In addition, an internal restructuring initiative will further enhance protections for policyholders and reduce capital volatility in the business. We are very pleased to have achieved these milestones, which will allow us to further focus our energies on growing our core businesses.

Our consistent execution and proactive management of the various aspects of our business reflect our purpose-driven strategy that has resonated through different economic cycles. This clear-eyed approach has delivered sustained growth over the last decade, with compound annual growth rates of 4% for core premiums, 9% for book value per share excluding AOCI and 10% for after-tax adjusted operating earnings per share.

2024: PERFORMANCE BY THE NUMBERS



$75.51
Book value per share

(excluding accumulated other comprehensive income)
up 12.7% from 2023

12.7%
Adjusted operating return on equity

$10.5 billion
Premium income
up 4.5% from 2023

$1.8 billion
Net income
up 38.6% from 2023

$1.6 billion
After-tax adjusted operating income

$9.46
Earnings per diluted share

$8.44
After-tax adjusted operating earnings per diluted share

We also ended the year in a strong financial position with excellent capital metrics:

- Improvement in holding company liquidity to $2.0 billion
- Risk-based capital of approximately 430%, in excess of our long-term target
- Leverage of 22.9%, below our long-term target
- Share repurchases totaling $971.0 million, up 288% from year-ago levels
- A 15% increase in our quarterly dividend to 42.0 cents per common share

DELIVERING A BETTER CUSTOMER EXPERIENCE


Accelerated modernization


Simplified benefits administration


Enhanced customer service

Delivering for our customers

The workplace environment has never been more complex than it is today. Economic, technology and policy dynamics continue to increase the pace of change, creating new uncertainties for employers, and with them, new opportunities to deliver value. Companies are balancing a variety of regulatory guidelines across overlapping local, state and federal jurisdictions. Growing financial, mental health and caregiver challenges highlight the evolving needs of employees. Both groups are striving to create a workplace environment where people can easily access the support they need to thrive.



53% of global workers

felt there is too much change happening all at once, and 35% said the nature of their role has changed in the last year, according to PwC's 2024 Global Workforce Hopes and Fears Survey.

We have built our market leadership position by relentlessly focusing on understanding and developing solutions that address these needs. Our suite of employee benefits and services covers a wide range of needs for every stage of working life. The complex environment in which we operate also demands deep partnerships with employers built on sophisticated and modern support for their evolving workplace requirements. By leveraging our decades of experience helping employers and the expertise of our people, we help companies take better care of their employees.

Over the last several years, we have made significant investments to develop and deploy digital capabilities that help our customers adapt to their shifting needs. We have enhanced our services to address a range of challenges and streamlined the user experience for our customers and distribution partners.

Much of our recent technology investment has helped further integrate our products with the leading benefits administration platforms and our broker distribution partners. Through Broker Connect and HR Connect, we seamlessly integrate with our customers' full benefit offerings to offer fast and modern access to coverage and services for employees. Behind the scenes, these integrations streamline billing and other administrative activities, saving employers time and resources. For businesses without these platforms, our MyUnum and Gathr® portals provide the modern experiences that these customers deserve.

Delivering benefits is where the rubber meets the road for employees. Customer portals across our brands allow employees to quickly file claims, upload supporting documentation and track status — all at their fingertips and on their time. Solutions like Unum Care Hub and Help@Hand in the U.K. provide easy access to wellness and mental health resources for employees. In the expanding absence management space, services like Unum Total Leave allow employees to quickly and easily access leave benefits, request leave and keep their employers updated on their leave status. For employers, new capabilities like Unum Insights provide a modern and responsible platform for viewing claim and leave records — providing HR professionals the information they need to support their employees through the life cycle of a claim or leave and give them aggregate details of claims and leave across their organizations.

Anchored by our purpose

Our clear customer focus is anchored in our purpose of helping the working world thrive throughout life's moments. These words guide our actions every day and remind us of the critical role we play in delivering financial protection. Employees and their families rely on our benefits as an integral part of their financial and wellbeing safety net. Employers depend on our benefits and leave expertise to create the workplace experiences their employees expect. Every interaction is an opportunity to live our brand promise of helping people and enabling businesses to deliver for their employees.

We know that we can best deliver for others by creating a thriving culture at Unum Group. It starts with a commitment to putting customers first. For the fifth year in a row, we have been recognized as one of the World's Most Ethical Companies by Ethisphere® — a validation of our steadfast commitment to integrity and respect for each other and those we serve. Also foundational is our inclusive workplace that supports a sense of belonging for all employees. Together, we explore what's possible in our quest to find the best solutions, are accountable to ourselves and our customers to create positive experiences, and above all, see the human in every interaction. Our people thrive because we foster a dynamic and rewarding environment, emphasize wellbeing and listen to each other across all levels of the organization.

Our employees are passionate not only about helping customers, but also about driving positive change in our communities. In 2024, we donated $12.8 million to charitable partners to support the education, health and wellbeing of those around us. Our matching gifts program and company volunteer events elevated the direct impact of our people on these and other causes. We are proud of the deep and lasting heritage we have as reliable partners in our communities, and we know that by leveraging our impact for good, we are planting the seeds for a better tomorrow.

AWARDS AND RECOGNITIONS

We have been recognized by several independent organizations for our commitment to workplace excellence.


2025
WORLD'S MOST
ETHICAL
COMPANIES®
ETHISPHERE
5-TIME HONOREE


FORTUNE
AMERICA'S MOST INNOVATIVE COMPANIES
2025
statista


POINTS OF LIGHT
THE CIVIC 50


Forbes
MOST TRUSTED COMPANIES
IN AMERICA
2025


CELENT
MODEL
INSURER
2024


disability
confident
LEADER


COMPUTERWORLD
Best Places
to Work in IT 2025

Continuing to drive long-term growth

We see many of the same tailwinds and opportunities as we look ahead. The key theme of our 2025 outlook is maintaining the strong results that we saw in 2024, specifically our group disability and life product margins.

Although we can't predict the future, we expect the major trends that supported those results to continue this year. That's because of the underlying fundamentals that drive high levels of earnings power and lead to continued robust free cash flow generation.

We ended 2024 with a very strong excess capital position, and looking ahead, our free cash flow generation will provide ample flexibility to execute against our capital allocation priorities. Our priorities here have not changed. We will invest to drive organic growth, seek to identify highly selective and compelling acquisition opportunities that complement our core business and growth strategy, and, finally, continue to return capital to shareholders.

It is an exciting year for Unum Group. With our focus on customers, agile operations and time-tested strategy, we will continue to shape our future. As always, I thank our colleagues for their hard work and dedication and our customers and shareholders for their continued trust and support.

Rick

Rick McKenney
President and CEO, Unum Group

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2024

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission file number 001-11294

Unum Group

(Exact name of registrant as specified in its charter)

Delaware	**62-1598430**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 Fountain Square **Chattanooga, Tennessee**	**37402**
(Address of principal executive offices)	(Zip Code)

(423)294-1011
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.10 par value	UNM	New York Stock Exchange
6.250% Junior Subordinated Notes due 2058	UNMA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

	Large Accelerated Filer	☒	Accelerated filer	☐
	Non-accelerated filer	☐	Smaller reporting company	☐
			Emerging growth company	☐
(Check one):	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.			☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of the registrant's common stock held by non-affiliates (based upon the closing price of these shares on the New York Stock Exchange) as of the last business day of the registrant's most recently completed second fiscal quarter was $9.6 billion. As of February 25, 2025, there were 176,777,741 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information required by Part III of this Form 10-K are incorporated herein by reference from the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after the end of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the Act) provides a "safe harbor" to encourage companies to provide prospective information, as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. Certain information contained in this Annual Report on Form 10-K (including certain statements in the business description in Item 1, Management's Discussion and Analysis in Item 7, and the consolidated financial statements and related notes in Item 8), or in any other written or oral statements made by us in communications with the financial community or contained in documents filed with the Securities and Exchange Commission (SEC), may be considered forward-looking statements within the meaning of the Act. Forward-looking statements are those not based on historical information, but rather relate to our outlook, future operations, strategies, financial results, or other developments. Forward-looking statements speak only as of the date made. We undertake no obligation to update these statements, even if made available on our website or otherwise. These statements may be made directly in this document or may be made part of this document by reference to other documents filed by us with the SEC, a practice which is known as "incorporation by reference." You can find many of these statements by looking for words such as "will," "may," "should," "could," "believes," "expects," "anticipates," "estimates," "plans," "assumes," "intends," "projects," "goals," "objectives," or similar expressions in this document or in documents incorporated herein.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties, many of which are beyond our control. We caution readers that the following factors, in addition to other factors mentioned from time to time, may cause actual results to differ materially from those contemplated by the forward-looking statements:

- Fluctuation in insurance reserve liabilities, claim payments, and pricing due to changes in claim incidence, recovery rates, mortality and morbidity rates, and policy benefit offsets due to, among other factors, the rate of unemployment and consumer confidence, the emergence of new diseases, epidemics, or pandemics, new trends and developments in medical treatments, the effectiveness of our claims operational processes, and changes in governmental programs.
- Sustained periods of low interest rates.
- Unfavorable economic or business conditions, both domestic and foreign, that may result in decreases in sales, premiums, or persistency, as well as unfavorable claims activity or unfavorable returns on our investment portfolio.
- Changes in, or interpretations or enforcement of, laws and regulations.
- A cybersecurity attack or other security breach resulting in compromised data or the unauthorized acquisition of confidential data.
- The failure of our business recovery and incident management processes to resume our business operations in the event of a natural catastrophe, cybersecurity attack, or other event.
- Increased competition from other insurers and financial services companies due to industry consolidation, new entrants to our markets, or other factors.
- The impact of pandemics and other public health issues on our business, financial position, results of operations, liquidity and capital resources, and overall business operations.
- Investment results, including, but not limited to, changes in interest rates, defaults, changes in credit spreads, impairments, and the lack of appropriate investments in the market which can be acquired to match our liabilities.
- Ineffectiveness of our derivatives hedging programs due to changes in forecasted cash flows, the economic environment, counterparty risk, ratings downgrades, capital market volatility, collateral requirements, changes in interest rates, and/or regulation.
- Our use of artificial intelligence technology, as well as changes in artificial intelligence laws and regulations.
- Changes in our financial strength and credit ratings.
- Our ability to hire and retain qualified employees.
- Our ability to develop digital capabilities or execute on our technology systems upgrades or replacements.
- Availability of reinsurance in the market and the ability of our reinsurers to meet their obligations to us.
- Disruptions to our business or our ability to access data caused by the use and reliance on third party vendors, including vendors providing web and cloud-based applications.
- Ability to generate sufficient internal liquidity and/or obtain external financing.
- Damage to our reputation due to, among other factors, regulatory investigations, legal proceedings, external events, and/or inadequate or failed internal controls and procedures.
- Recoverability and/or realization of the carrying value of our intangible assets, long-lived assets, and deferred tax assets.
- Effectiveness of our risk management program.
- Contingencies and the level and results of litigation.

- Fluctuation in foreign currency exchange rates.
- Our ability to meet sustainability standards and expectations of investors, regulators, customers, and other stakeholders.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1. BUSINESS

General

Unum Group, a Delaware general business corporation, and its insurance and non-insurance subsidiaries, which collectively with Unum Group we refer to as the Company, operate in the United States, the United Kingdom, Poland, and, to a limited extent, in certain other countries. The principal operating subsidiaries in the United States are Unum Life Insurance Company of America (Unum America), Provident Life and Accident Insurance Company (Provident), The Paul Revere Life Insurance Company (Paul Revere Life), Colonial Life & Accident Insurance Company, Unum Insurance Company, Starmount Life Insurance Company (Starmount), in the United Kingdom, Unum Limited, and in Poland, Unum Zycie TUiR S.A. (Unum Poland). We are a leading provider of financial protection benefits in the United States and the United Kingdom. Our products include disability, life, accident, critical illness, dental and vision, and other related services. We market our products primarily through the workplace.

We have three principal operating segments: Unum US, Unum International, and Colonial Life. Our other operating segments are the Closed Block and Corporate segments. These segments are discussed more fully under "Reportable Segments" included herein in this Item 1.

Business Strategies

The benefits we provide help the working world thrive throughout life's moments and protect people from the financial hardship of illness, injury, or loss of life. As a leading provider of employee benefits, we offer a broad portfolio of products and services through the workplace that provide support when it is needed most.

Specifically, we offer disability, life and voluntary products, on both individual and group bases, as well as provide certain fee-based services. These products and services, which can be sold stand-alone or combined with other coverages, help employers of all sizes attract and retain the talented and capable workforce they need to succeed while protecting the incomes and livelihood of their employees. We believe employer-sponsored benefits are the most effective way to provide workers with access to information and options to protect their financial stability. Working people and their families, particularly those at lower and middle incomes, are perhaps the most vulnerable in today's economy yet are often overlooked by many providers of financial products and services. For many of these workers and families, employer-sponsored benefits are the primary defense against the potentially catastrophic financial impact of death, illness, or injury.

We have established a corporate culture consistent with the social value of our products and services. We see important links between the obligations we have to all of our stakeholders, and we place a strong emphasis on operating with integrity and contributing to positive change in our communities. Accordingly, we are committed not only to meeting the needs of our customers who depend on us, but also to being accountable for our actions through sound and consistent business practices, a strong internal compliance program, a comprehensive risk management strategy, and an engaged employee workforce.

We believe our disciplined approach to providing financial protection products at the workplace puts us in a position of strength. The products and services we provide have never been more important to employers, employees, and their families. Our strategy remains centered on growing our core businesses through investing and transforming our operations and technology to anticipate and respond to the changing needs of the marketplace, driving enhanced customer experiences and expanding into new adjacent markets through meaningful partnerships and effective deployment of our capital across our portfolio.

We continue to analyze and employ strategies we believe will help us navigate the current environment and allow us to maintain financial flexibility to support the needs of our businesses while also allowing us to return capital to our shareholders. As we have seen in the current environment, we have substantial leverage to inflation and strong labor markets which generate wage and payroll growth. To the extent that our own costs increase as a result of wage inflation, we have the ability to adjust our prices on new and renewing business to reflect these higher costs.

Long-term, we believe that consistent operating results, combined with the implementation of strategic initiatives and the effective deployment of capital, will allow us to meet our financial objectives.

Reportable Segments

Our reportable segments are comprised of the following: Unum US, Unum International, Colonial Life, Closed Block, and Corporate. The percentage of consolidated premium income generated by each reportable segment for the year ended December 31, 2024 is as follows:

Unum US	65.6 %
Unum International	9.0
Colonial Life	17.0
Closed Block	8.4
Total	100.0 %

Financial information is provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein in Item 7 and Note 15 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Unum US Segment

Our Unum US segment is comprised of group disability, group life and accidental death and dismemberment, and supplemental and voluntary lines of business. The group disability line of business includes long-term and short-term disability, medical stop-loss, and fee-based service products. The supplemental and voluntary line of business includes voluntary benefits, individual disability, and dental and vision products. Unum US products are issued primarily by Unum America, Provident, Starmount, and Unum Insurance Company. These products, excluding medical stop-loss which is no longer marketed as of the third quarter of 2024, are marketed through our field sales personnel who work in conjunction with independent brokers and consultants. Our market strategy for Unum US is to effectively deliver an integrated offering of employee benefit products in the group core market, which we define for Unum US as employee groups with fewer than 2,000 employees, the group large case market, and the supplemental and voluntary market.

The percentage of Unum US segment premium income generated by each product line during 2024 is as follows:

Group Disability	46.1 %
Group Life and Accidental Death & Dismemberment	28.6
Voluntary Benefits	12.8
Individual Disability	8.2
Dental and Vision	4.3
Total	100.0 %

Group Long-term and Short-term Disability

We sell group long-term and short-term disability products to employers for the benefit of employees.

Group long-term disability provides employees with insurance coverage for loss of income in the event of extended work absences due to sickness or injury. We offer services to employers and insureds to encourage and facilitate rehabilitation, retraining, and re-employment. Most policies begin providing benefits following 90 or 180 day waiting periods and continue providing benefits until the employee reaches a certain age, generally between 65 and 70, or recovers from the disability. The benefits are limited to specified maximums as a percentage of income. Also included in our long-term disability product line is our medical stop-loss product, which is no longer actively marketed as of the third quarter of 2024. As our medical stop-loss contracts were renewable on an annual basis, no medical stop-loss policies will remain in-force as of the third quarter of 2025. This product was designed to protect self-insured employers if their employees' medical claims exceed certain agreed upon thresholds.

Group short-term disability insurance generally provides coverage from loss of income due to injury or sickness for up to 26 weeks and is limited to specified maximums as a percentage of income. Benefits are typically effective after 0 to 30 days for accidents and after 7 to 30 days for sickness.

Our fee-based services include leave management and administrative services only (ASO) business. Leave management services provide administrative services on behalf of employers to ensure the protected leave eligibility and status for employees are in accordance with applicable laws and regulations. ASO products provide administrative services regarding claims processing and billing for self-insured customers for which the responsibility for funding claim payments remains with the customer.

Premiums for group long-term and short-term disability are generally based on expected claims of a pool of similar risks plus provisions for administrative expenses, investment income, and profit. In some cases, coverage for large employers will include retrospective experience rating provisions or will be underwritten on an experience-rated basis. Premiums for experience-rated group long-term and short-term disability business are based on the expected experience of the client given its demographics, industry group, and location, adjusted for the credibility of the specific claim experience of the client. Both group long-term and short-term disability are sold primarily on a basis permitting periodic repricing to address the underlying claims experience. Fees for our leave management services and ASO business are generally based on the number of covered employees and an agreed-upon per-employee, per-month rate. Premiums for our medical stop-loss product were generally based on the number of covered employees in self-insured employer groups and their estimated overall health risk plus provisions for administrative expenses, and profit.

We have defined underwriting practices and procedures. If the coverage amount for our disability policies exceeds certain prescribed age and amount limits, we may require a prospective insured to submit evidence of insurability. Our disability policies are typically issued, both at inception and renewal, with rate guarantees. For new group policyholders, the usual rate guarantee is one to three years. For group policies being renewed, the rate guarantee is generally one year, but may be longer. The profitability of the policy depends on the adequacy of the rate during the rate guarantee period. The contracts provide for certain circumstances in which the rate guarantees can be overridden.

Profitability of group long-term and short-term disability insurance is affected by sales, persistency, investment returns, claims experience, and the level of administrative expenses. Morbidity is an important factor in disability claims experience, and many economic and societal factors can affect claim incidence for disability insurance. We routinely make pricing adjustments on our group long-term and short-term disability insurance products, when contractually permitted, which take into account emerging experience and external factors.

Group Life and Accidental Death and Dismemberment

Group life and accidental death and dismemberment products are sold to employers as employee benefit products. Group life consists primarily of renewable term life insurance with the coverages frequently linked to employees' wages and includes a provision for waiver of premium, if disabled. Accidental death and dismemberment consists primarily of an additional benefit amount payable if death or severe injury is attributable to an accident.

Premiums are generally based on expected claims of a pool of similar risks plus provisions for administrative expenses, investment income, and profit. Underwriting practices and rate guarantees are similar to those used for group disability products, and evidence of insurability is required for benefits in excess of a specified limit.

Profitability of group life and accidental death and dismemberment insurance is affected by persistency, investment returns, mortality and other claims experience, and the level of administrative expenses.

Voluntary Benefits

Voluntary benefits products are primarily sold to groups of employees through payroll deduction at the workplace and include accident, disability, life, hospital indemnity, cancer, and critical illness. Products are issued on both a group and individual basis.

Premiums are generally based on assumptions for morbidity, mortality, persistency, administrative expenses, investment income, and profit. We develop our assumptions based on our own experience and published industry tables. Our underwriters may evaluate the medical condition of prospective policyholders prior to the issuance of a policy on a simplified basis. However, underwriting requirements are often waived for cases that meet certain criteria, including participation levels. Individual voluntary benefits products other than life insurance are offered on a guaranteed renewable basis which allows us to reprice in-force policies, subject to regulatory approval. Group voluntary benefits products are offered primarily on an optionally renewable basis which allows us to reprice or terminate in-force policies.

Profitability of voluntary benefits products is affected by the level of employee participation, persistency, investment returns, mortality and other claims experience, and the level of administrative expenses.

Individual Disability

Individual disability products are offered primarily to multi-life employer groups to supplement their group disability plans and may be funded by the employer, but the majority of our individual disability policies are entirely owned by the employee and are portable. Individual disability insurance provides the insured with a portion of earned income lost as a result of sickness or injury. The benefits, including the underlying group disability coverage, typically range from 30 percent to 75 percent of the insured's monthly earned income. We provide various options with respect to length of benefit periods, product features, and waiting periods before benefit payments begin, which permit tailoring of the multi-life plan to a specific employer's needs. We also market individual disability policies which include payments for the transfer of business ownership between partners and payments for business overhead expenses, also on a multi-life basis. Individual disability products do not provide for the accumulation of cash values.

Premium rates for individual disability products vary by age, product features, industry, region, and occupation based on assumptions concerning morbidity, mortality, persistency, administrative expenses, investment income, and profit. We develop our assumptions based on our own experience. Our underwriting rules, issue limits, and plan designs reflect risk and the financial circumstances of prospective insureds. Individuals in multi-life groups may be subject to limited medical underwriting. The majority of our individual disability policies are written on a noncancelable basis. Under a noncancelable policy, as long as the insured continues to pay the fixed annual premium for the policy's duration, we cannot cancel the policy or change the premium.

Profitability of individual disability insurance is affected by persistency, investment returns, claims experience, and the level of administrative expenses.

Dental and Vision

Group dental and vision products are sold to employers as employee benefit products. Our group dental products include a variety of insured and self-insured dental care plans including preferred provider organizations and scheduled reimbursement plans. Our group vision products provide coverage that includes a range of both in-network and out-of-network benefits for routine vision services offered either in conjunction with our dental product offerings or as stand-alone coverage.

Premiums for small case group dental and vision products are generally based on expected claims of a pool of similar risks plus a provision for administrative expenses, investment income, and profit. Premiums for large employer groups are underwritten on an experience-rated basis.

Profitability of our dental and vision products is affected by persistency, claims experience, the level of administrative expenses, and to a lesser extent, investment returns.

Unum International Segment

Our Unum International segment includes our operations in the United Kingdom and Poland. Unum UK's business includes insurance for group long-term disability, group life, and supplemental lines of business which include dental, individual disability, and critical illness products. Unum Poland's business primarily includes insurance for individual and group life with accident and health riders. Unum International's products are sold primarily through field sales personnel and independent brokers and consultants. The market strategy for the segment is to offer benefits to employers and employees through the workplace, with a focus on the expansion of the number of employers and employees covered in our Unum UK business, and the growth of the existing Unum Poland business through the incorporation of our benefits and distribution expertise.

The percentage of Unum International segment premium income generated by each product line during 2024 is as follows:

Unum UK	
Group Long-term Disability	44.0 %
Group Life	22.3
Supplemental	17.4
Unum Poland	16.3
Total	100.0 %

Unum UK Group Long-term Disability

Group long-term disability products are sold to employers for the benefit of employees. Group long-term disability provides employees with insurance coverage for loss of income in the event of extended work absences due to sickness or injury. Services are offered to employers and insureds to encourage and facilitate rehabilitation, retraining, and re-employment. Most policies begin providing benefits following 90 or 180 day waiting periods and continue providing benefits until the employee reaches a certain age or reaches the end of the limited period specified in the policy terms. The benefits are limited to specified maximums as a percentage of income.

Premiums for group long-term disability are generally based on expected claims of a pool of similar risks plus provisions for administrative expenses, investment income, and profit. Some cases carry experience rating provisions. Premiums for experience-rated group long-term disability business are based on the expected experience of the client given its demographics, industry group, and location, adjusted for the credibility of the specific claim experience of the client. Policies are sold primarily on a basis permitting periodic repricing to address the underlying claims experience.

We have defined underwriting practices and procedures. If the coverage amount exceeds certain prescribed age and amount limits, we may require a prospective insured to submit evidence of insurability. Policies are typically issued, both at inception and renewal, with rate guarantees. The usual rate guarantee is two years but may vary depending on circumstances. The profitability of the policy is dependent upon the adequacy of the rate during the rate guarantee period. The contracts provide for certain circumstances in which the rate guarantees can be overridden.

Profitability of group long-term disability insurance is affected by sales, persistency, investment returns, claims experience, and the level of administrative expenses. Morbidity is an important factor in disability claims experience. We routinely make pricing adjustments on our group insurance products, when contractually permitted, which take into account emerging experience and external factors.

Unum UK Group Life

Group life products are sold to employers as employee benefit products. Group life consists of two types of products, a renewable term life insurance product and a group dependent life product. The renewable term life product provides a lump sum benefit to the beneficiary upon the death of an employee. The group dependent life product, which we discontinued offering to new customers in 2012, provides an annuity to the beneficiary upon the death of an employee. Both coverages are frequently linked to employees' wages. Premiums for group life are generally based on expected claims of a pool of similar risks plus provisions for administrative expenses, investment income, and profit. Underwriting and rate guarantees are similar to those utilized for Unum UK group long-term disability products.

Profitability of group life is affected by sales, persistency, investment returns, mortality and other claims experience, and the level of administrative expenses.

Unum UK Supplemental

Supplemental products are sold to employers and groups of employees and include group critical illness and group dental products. Group critical illness products provide a lump-sum benefit on the occurrence of a covered critical illness event. Group dental products generally provide fixed benefits based on specified treatments or a portion of the cost of the treatment. Beginning in 2022, supplemental products are no longer actively marketed to individual customers.

Premiums for group critical illness products are generally based on expected claims of a pool of similar risks plus provisions for administrative expenses, investment income, and profit. Underwriting and rate guarantees are similar to those utilized for Unum UK group long-term disability products. Premiums for group dental products are generally based on expected claims of a pool of similar risks plus provisions for administrative expenses and profit, with minor pricing variation based on the number of covered employees in the group. Profitability of our supplemental products is affected by persistency, investment returns, claims experience, and the level of administrative expenses.

Unum Poland

Unum Poland products, which include both individual and group life products, provide renewable term and whole life insurance with accident and health riders. Premiums are based on expected claims of a pool of similar risks plus provisions for administrative expenses, investment income, and profit. Profitability of our Unum Poland products is affected by persistency, investment returns, mortality and other claims experience, and the level of administrative expenses.

Colonial Life Segment

Our Colonial Life segment includes the accident, sickness, and disability product line, life product line, and cancer and critical illness product line. Products are issued primarily by Colonial Life & Accident Insurance Company and marketed to employees, on both a group and an individual basis, at the workplace through an independent contractor agent sales force and brokers. Our market strategy for Colonial Life is to effectively deliver a broad set of voluntary products and services in the public sector and in the commercial sector, with a particular focus on the core market, which we define for Colonial Life as accounts with fewer than 1,000 employees.

Our underwriters evaluate the medical condition of prospective policyholders prior to the issuance of a policy on a simplified basis. Underwriting requirements may be waived for cases that meet certain criteria, including participation levels.

The percentage of Colonial Life segment premium income generated by each product line during 2024 is as follows:

Accident, Sickness, and Disability	54.3 %
Life	25.7
Cancer and Critical Illness	20.0
Total	100.0 %

Accident, Sickness, and Disability

The accident, sickness, and disability product line consists of short-term disability policies, accident-only policies providing benefits for injuries on a specified loss basis, and our dental and vision policies. It also includes accident and health policies which cover events such as hospital admissions, confinement, and surgeries.

Premiums are generally based on assumptions for morbidity, mortality, persistency, administrative expenses, investment income, and profit. We develop our assumptions based on our own experience and published industry tables. Premiums are primarily individual guaranteed renewable which allows us to change premiums on a state by state basis. Some policies are written on a group basis which are offered primarily on an optionally renewable basis which allows us to reprice or terminate in-force policies. Premiums for our dental and vision products are guaranteed renewable with rates that vary by age and region.

Profitability is affected by the level of employee participation, persistency, investment returns, claims experience, and the level of administrative expenses.

Life

Life products are primarily comprised of universal life, whole life, and term life policies. We discontinued offering universal life policies in 2019.

Premiums are generally based on assumptions for mortality, persistency, administrative expenses, investment income, and profit. We develop our assumptions based on our own experience and published industry tables. Premiums for the individual whole life and term life products are guaranteed for the life of the contract. Premiums for the individual universal life products are flexible and may vary at the individual policyholder level. For the group term life products, we retain the right to change premiums at the account level based on the experience of the account.

Profitability is affected by the level of employee participation, persistency, investment returns, mortality and other claims experience, and the level of administrative expenses.

Cancer and Critical Illness

Cancer policies provide various benefits for the treatment of cancer including hospitalization, surgery, radiation, and chemotherapy. Critical illness policies provide a lump-sum benefit and/or fixed payments on the occurrence of a covered critical illness event.

Premiums are generally based on assumptions for morbidity, mortality, persistency, administrative expenses, investment income, and profit. We develop our assumptions based on our own experience and published industry tables. Premiums are primarily individual guaranteed renewable wherein we have the ability to change premiums on a state by state basis. Some policies are written on a group basis and are offered primarily on an optionally renewable basis which allows us to reprice or terminate in-force policies.

Profitability of these products is affected by the level of employee participation, persistency, investment returns, mortality and other claims experience, and the level of administrative expenses.

Closed Block Segment

Our Closed Block segment consists of group and individual long-term care and other insurance products no longer actively marketed. Closed Block segment premium income for 2024 was comprised of approximately 79 percent group and individual long-term care and 21 percent other insurance products.

Group and Individual Long-term Care

We discontinued offering individual long-term care in 2009 and group long-term care in 2012. Group long-term care was previously offered to employers for the benefit of employees. Individual long-term care was previously marketed on a single-life customer basis.

Long-term care insurance pays a benefit upon the loss of two or more activities of daily living and the insured's requirement of standby assistance or cognitive impairment. Payment is generally made on an indemnity basis, regardless of expenses incurred, up to a lifetime maximum. Benefits begin after a waiting period, usually 90 days or less, and are generally paid for a period of three years, six years, or lifetime.

Our long-term care insurance was sold on a guaranteed renewable basis which allows us to reprice in-force policies, subject to regulatory approval. Premium rates for long-term care vary by age and are based on assumptions concerning morbidity, mortality, persistency, administrative expenses, investment income, and profit. Premium rate increases continue to be implemented where needed and where approved by state regulators. We develop our assumptions based on our own claims and persistency experience and published industry tables.

Profitability is affected by premium rate increases, persistency, investment returns, mortality and other claims experience, and the level of administrative expenses.

Other

Other insurance products not actively marketed include individual disability, group pension, individual life and corporate-owned life insurance, reinsurance pools and management operations, and other miscellaneous product lines. The majority of these products have been reinsured, with approximately 84 percent of reserves at December 31, 2024 ceded to other insurance companies.

Corporate Segment

Our Corporate segment includes investment income on corporate assets not specifically allocated to a line of business, interest expense on corporate debt, and certain other corporate income and expenses not allocated to a line of business.

Reinsurance

In the normal course of business, we assume reinsurance from and cede reinsurance to other insurance companies. In a reinsurance transaction, a reinsurer agrees to indemnify another insurer for part or all of its liability under a policy or policies it has issued for an agreed upon premium or fee. We undertake reinsurance transactions for both risk management and capital management. If the assuming reinsurer in a reinsurance agreement is unable to meet its obligations, we remain contingently liable. In the event that reinsurers do not meet their obligations under the terms of the reinsurance agreement, reinsurance recoverable balances could become uncollectible. We evaluate the financial condition of reinsurers to whom we cede business and monitor concentration of credit risk to minimize our exposure. We may also require assets to be held in trust, letters of credit, or other acceptable collateral to support reinsurance recoverable balances. The collectability of our reinsurance recoverable is primarily a function of the solvency of the individual reinsurers. Although we have controls to minimize our exposure, the insolvency of a reinsurer or the inability or unwillingness of a reinsurer to comply with the terms of a reinsurance contract could have a material adverse effect on our results of operations.

In general, the maximum amount of life insurance risk retained by our U.S. insurance subsidiaries under group or individual life or group or individual accidental death and dismemberment policies during 2024 was $1 million per covered life per policy. The retention amount remains at $1 million for 2025. For Unum Limited life insurance risk, during 2024 we had reinsurance agreements which provided 20 percent quota share coverage up to £500 thousand per covered life for group lump sum benefits, as well as 100 percent coverage per covered life above that amount. For Unum Limited, during 2025, we have reinsurance agreements which provide 15 percent quota share coverage for group lump sum benefits up to £500 thousand per covered life as well as 80 percent coverage per covered life for benefits above £500 thousand up to £2 million. For Unum Limited, in both 2024 and 2025, we have reinsured 100 percent of benefits in excess of £2 million for both group dependents and lump sum benefits.

We have global catastrophic reinsurance coverage which covers all Unum Group insurance companies and includes four layers of coverage to limit our exposure under life, accidental death and dismemberment, long-term care, and disability policies in regard to a catastrophic event. Each layer provides coverage for catastrophic events, including most acts of war and any type of terrorism. As of December 31, 2024, we had up to $1 million of coverage per person per policy for each U.S. and Poland covered line of business, and up to £2 million of coverage for each U.K. covered line of business. Effective January 1, 2025, we have up to $4 million of coverage per person for each U.S. and Poland covered line of business, and up to £2 million of coverage for each U.K. covered line of business. We have the following coverage for 2025, after a $150 million deductible:

Layer	Coverage Layer *(in millions)*	Percent Coverage	Coverage *(in millions)*
First	$ 100.0	50.0 %	$ 50.0
Second	100.0	55.0	55.0
Third	150.0	55.0	82.5
Fourth	300.0	55.0	165.0
Total Catastrophic Coverage			$ 352.5

In addition to the global catastrophic reinsurance coverage noted above, Unum Limited has additional catastrophic coverage via an arms-length, intercompany reinsurance agreement with Unum America, under similar terms as the global catastrophic treaties. Unum Limited has the following additional coverage for 2025, after a £77.5 million deductible:

Layer	Coverage Layer *(in millions)*	Percent Coverage	Coverage *(in millions)*
First	£ 38.8	25.0 %	£ 9.7
Second	77.6	50.0	38.8
Total Catastrophic Coverage			£ 48.5

Unum Poland had additional global catastrophic reinsurance coverage of up to zł 100 million per event, or up to zł 200 million for the year, with a maximum retention limit of zł 2 million in 2024 and 2025. Insurable events included passive war, as well as nuclear, chemical, biological and other forms of terrorism.

Events may occur which limit or eliminate the availability of catastrophic reinsurance coverage in future years.

We exited a substantial portion of our Closed Block individual disability product line through two phases of a reinsurance transaction with Commonwealth Annuity and Life Insurance Company (Commonwealth) in December 2020 and March 2021. As a part of the transaction, Provident, Paul Revere Life, and Unum America (the ceding companies), each finalized separate reinsurance agreements with Commonwealth to reinsure, on a coinsurance and modified coinsurance basis, a substantial portion of the Closed Block individual disability business. Commonwealth established and maintains collateralized trust accounts for the benefit of the ceding companies to secure its obligations under the reinsurance agreements.

Also in December 2020, Provident Life and Casualty Insurance Company (PLC), a wholly-owned domestic insurance subsidiary of Unum Group, entered into, and subsequently amended in March 2021, an agreement with Commonwealth whereby PLC will provide a 12-year volatility cover to Commonwealth for the active life cohort (ALR cohort) ceded as a part of the reinsurance transaction described above. At the end of the 12-year coverage period, Commonwealth will retain the risk for the remaining incidence and claims risk on the ALR cohort of the ceded business. Under this volatility cover, annual settlements will be made equal to the difference between the actual and estimated cash flows and reserve changes during the year. Upon expiration of the 12-year period, a terminal settlement will be made based on the final reserves for the ALR cohort. Due to the nature of the volatility cover, the ALR cohort is accounted for under the deposit method on a U.S. generally accepted accounting principles (GAAP) basis.

We have a quota share reinsurance agreement under which we cede certain blocks of Unum US group long-term disability claims. The agreement is on a combination coinsurance with funds withheld and modified coinsurance basis and provides 90 percent quota share reinsurance on the ceded claims. We also have five reinsurance agreements that collectively cede approximately 65 percent of Unum US group life risk up to our per person retention limit for our U.S. insurance subsidiaries. These reinsurance agreements for Unum US group disability and group life allow us to more effectively manage capital in conformity with statutory accounting principles but do not meet insurance risk transfer in accordance with applicable GAAP and therefore are not accounted for as reinsurance in our consolidated GAAP financial statements.

In 2024, we ceded 20 percent of the risk for certain blocks of recently issued Unum US individual disability policies, as well as some related claims development risk on a non-proportional modified coinsurance basis with a provision for experience refunds. This agreement terminated effective January 1, 2025. Effective January 1, 2025, we ceded 30 percent of the risk for most of our recently issued Unum US individual disability policies. This agreement is on a coinsurance with funds withheld basis with a provision for experience refunds. The new agreement allows us to more effectively manage capital in conformity with statutory accounting principles but does not meet insurance risk transfer in accordance with applicable GAAP and therefore will not be accounted for as reinsurance in our consolidated GAAP financial statements.

Unum America cedes certain long-term care business to Fairwind Insurance Company (Fairwind), which is an affiliated captive reinsurance subsidiary (captive reinsurer) domiciled in the United States, with Unum Group as the ultimate parent. This captive reinsurer was established for the limited purpose of reinsuring risks attributable to specified policies issued or reinsured by Unum America in order to effectively manage risks in connection with this business as well as to enhance our capital efficiency. On a consolidated reporting basis for Unum Group, financial statement impacts of our reinsurance arrangements with affiliates are eliminated in accordance with GAAP.

For further discussion of our reinsurance activities, refer to "Risk Factors" contained herein in Item 1A; "Executive Summary," "Consolidated Operating Results," "Segment Results," and "Liquidity and Capital Resources - Cash Available from Subsidiaries" contained herein in Item 7, and Notes 1, 14, and 18 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Liabilities for Future Policy Benefits

The applicable insurance laws under which insurance companies operate require that they report liabilities for future policy benefits to meet future obligations on their outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain specified mortality and morbidity tables, interest rates, and methods of valuation required for statutory accounting.

The liabilities for future policy benefits reported in our financial statements contained herein are calculated in conformity with GAAP and differ from those specified by the laws of the various states and reported in the statutory financial statements of our insurance subsidiaries. These differences result from the use of mortality and morbidity tables which we believe are more representative of the expected experience for these policies than those required for statutory accounting purposes and also result from differences in actuarial reserving methods and interest rate assumptions.

The assumptions we use to calculate our liabilities are intended to represent an estimate of experience for the period that policy benefits are payable. Some of the key assumptions include the discount rate, the claim resolution rate, the claim incidence rate, and policyholder lapse and mortality. There are also some key assumptions that are applicable only to certain product lines. Cash flow assumptions are reviewed and updated, as needed, at least annually. Assumptions may be updated more frequently, if necessary, based on trending experience and future expectations. On a quarterly basis, cohort level cash flow measures are updated based on the emergence of actual experience.

The change in the liability for future policy benefits, at the original discount rate, as of the beginning of the period, resulting from changes in cash flow assumptions and resulting from the emergence of actual experience from expected experience, is reflected as the 'policy benefits - remeasurement loss (gain)' in the consolidated statements of income. The impact of all other changes in the liability for future policy benefits are reflected as policy benefits in the consolidated statements of income.

For further discussion of our liabilities for future policy benefits, refer to "Risk Factors" contained herein in Item 1A, "Critical Accounting Estimates", and the discussion of segment operating results included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein in Item 7, and Notes 1 and 6 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Investments

Investment activities are an integral part of our business, and profitability is significantly affected by investment results. We segment our invested assets into portfolios that support our various product lines. Generally, our investment strategy for our portfolios is to match the effective asset cash flows and durations with related expected liability cash flows and durations to consistently meet the liability funding requirements of our businesses and to manage interest rate risk. We seek to earn investment income while assuming risk in a prudent and selective manner, subject to the constraints of quality, liquidity, diversification, and regulatory considerations. Our overall investment philosophy is to invest in a portfolio of high quality assets that provide investment returns consistent with that assumed in the pricing of our insurance products. Assets are invested predominately in fixed maturity securities.

We may redistribute investments among our different lines of business or sell selected securities and reinvest the proceeds, when necessary, to adjust the cash flow and/or duration of the asset portfolios to better match the cash flow and duration of the liability portfolios. Asset and liability portfolio modeling is updated on a quarterly basis and is used as part of the overall interest rate risk management strategy. Cash flows from the in-force asset and liability portfolios are projected at current interest rate levels and at levels reflecting an increase and a decrease in interest rates to obtain a range of projected cash flows under the different interest rate scenarios. These results enable us to assess the impact of projected changes in cash flows and duration resulting from potential changes in interest rates. Testing the asset and liability portfolios under various interest rate scenarios enables us to choose what we believe to be the most appropriate investment strategy, as well as to limit the risk of disadvantageous outcomes. Although we test the asset and liability portfolios under various interest rate scenarios as part of our modeling, the majority of our liabilities related to insurance contracts are not interest rate sensitive, and we therefore have minimal exposure to policy withdrawal risk. Our determination of investment strategy relies on long-term measures such as reserve adequacy analysis and the relationship between the portfolio yields supporting our various product lines and the aggregate discount rate assumptions embedded in the reserves. We also use this analysis in determining hedging strategies and utilizing derivative financial instruments to manage interest rate risk and the risk related to matching duration for our assets and liabilities. We do not use derivative financial instruments for speculative purposes.

Refer to "Risk Factors" contained herein in Item 1A; "Critical Accounting Estimates" and the discussion of investments in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein in Item 7; "Quantitative and Qualitative Disclosures About Market Risk" herein in Item 7A; and Notes 1, 2, 3, and 4 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for information on our investments and derivative financial instruments.

Ratings

A.M. Best Company (AM Best), Fitch Ratings (Fitch), Moody's Ratings (Moody's), and S&P Global Ratings (S&P) are among the third parties that assign issuer credit ratings to Unum Group and financial strength ratings to our insurance subsidiaries. Issuer credit ratings reflect an agency's opinion of the overall financial capacity of a company to meet its senior debt obligations. Financial strength ratings are specific to each individual insurance subsidiary and reflect each rating agency's view of the overall financial strength (capital levels, earnings, growth, investments, business mix, operating performance, and market position) of the insuring entity and its ability to meet its obligations to policyholders. Both the issuer credit ratings and financial strength ratings incorporate quantitative and qualitative analyses by rating agencies and are routinely reviewed and updated on an ongoing basis.

Rating agencies assign an outlook statement of "positive," "negative," or "developing" to indicate an intermediate-term trend in credit fundamentals which could lead to a rating change. "Positive" means that a rating may be raised, "negative" means that a rating may be lowered, and "developing" means that a rating may be raised or lowered with equal probability. Alternatively, a rating may have a "stable" outlook to indicate that the rating is not expected to change.

"Credit watch" or "under review" highlights the potential direction of a short-term or long-term rating. It focuses on identifiable events and short-term trends that cause a rating to be placed under heightened surveillance by a rating agency. Events that may trigger this action include mergers, acquisitions, recapitalizations, regulatory actions, criteria changes, or operating developments. Ratings may be placed on credit watch or under review when an event or a change in an expected trend occurs and additional information is needed to evaluate the current rating level. This status does not mean that a rating change is inevitable, and ratings may change without first being placed on a watch list. A rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating agency. Each rating should be evaluated independently of any other rating.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Ratings" contained herein in Item 7 for our current outlook, issuer credit, and financial strength ratings. See also further discussion in "Risk Factors" contained herein in Item 1A.

Competition

There is significant competition among insurance companies for the types of products we sell. We are operating in a dynamic competitive environment of both traditional and non-traditional competitors, with changes in product offerings, enrollment services, and technology solutions. We believe that the principal competitive factors affecting our business are quality of the customer experience regarding service and claims management, integrated product choices, enrollment capabilities, connections to third party platforms, deep integration with human capital management systems, price, financial strength ratings, and a solution to allow customers to comply with the changing laws and regulations related to family medical leave benefits.

Our principal competitors for our products include the largest employee benefit insurance companies as well as regional companies offering specialty products. Some of these companies have more competitive pricing or have higher claims-paying ratings. Some may also have greater financial resources with which to compete.

In the United Kingdom and Poland, where we sell both individual and group products, we compete with a mix of large internationally recognized providers and strong local carriers.

All areas of the employee benefits markets are highly competitive due to the yearly renewable term nature of certain of our products and the large number of insurance companies offering products in this market. As a result, there is a risk that our customers may seek coverage from competitors in lieu of renewing coverage with us. The effect of competition may, as a result, adversely affect the persistency of these and other products, as well as our ability to sell products in the future.

We must attract and retain independent agents and brokers to actively market our products. Strong competition exists among insurers for agents and brokers. We compete with other insurers for sales agents and brokers primarily on the basis of our product offerings, financial strength, support services, and compensation. Sales of our products could be materially adversely affected if we are unsuccessful in attracting and retaining agents and brokers.

For further discussion, refer to "Risk Factors" contained herein in Item 1A.

Regulation

We and our subsidiaries are subject to extensive and comprehensive supervision and regulation in the United States, the United Kingdom, and Poland. The laws and regulations with which we must comply are complex and subject to change. New or existing laws and regulations may become more restrictive or otherwise adversely affect our operations.

Insurance Regulation and Oversight

Our U.S. insurance subsidiaries are subject to regulation and oversight by insurance regulatory authorities in the jurisdictions in which they do business. State insurance regulators in the U.S. generally have broad powers with respect to all aspects of the insurance business, including the power to: license and examine insurance companies; regulate and supervise sales practices and market conduct; license agents and brokers; approve policy forms; approve premium rates and subsequent increases thereon for certain insurance products; establish reserve requirements and solvency standards; place limitations on shareholder dividends; prescribe the form and content of required financial statements and reports; regulate the types and amounts of permitted investments; regulate the use and disclosure of personal information; and regulate reinsurance transactions. Our U.S. insurance subsidiaries are examined periodically by their states of domicile and by other states in which they are licensed to conduct business. The domestic examinations have traditionally emphasized financial matters, such as reserve adequacy and investment management, as well as market conduct issues, such as sales practices, including the content and use of advertising materials and the licensing and appointing of agents and brokers, and underwriting, claims, and customer service practices, but they can and have covered other subjects, such as corporate governance and cybersecurity. Examinations by non-domestic states typically focus on market conduct. Our U.S. insurance subsidiaries are also subject to assessments by state insurance guaranty associations to cover the proportional cost of insolvent or failed insurers.

We are also regulated by the U.S. Department of Labor (DOL) on a national basis, primarily for the protection of policyholders. The DOL enforces a comprehensive federal statute that regulates claims paying fiduciary responsibilities and reporting and disclosure requirements for most employee benefit plans.

Our U.K. insurance subsidiary, Unum Limited, is subject to dual regulation by the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). The PRA oversees the financial health and stability of financial services firms and is responsible for the prudential regulation and day-to-day supervision of insurance companies. The FCA seeks to protect consumers and oversees the products and practices of financial services companies in the U.K., including insurance companies.

In 2020, an official bill was passed formalizing the withdrawal of the U.K. from the European Union (EU). A deal was reached later in 2020, on the future trading relationship with the EU, which focused primarily on the trading of goods rather than the U.K.'s service sector. A memorandum of understanding on regulatory cooperation was announced in 2021 and signed by the U.K. and the EU in June 2023. The withdrawal did not have a material impact on our U.K. business. Our Polish business, which is in the EU, was not impacted by the withdrawal.

Our Polish insurance subsidiary, Unum Zycie TUiR, is subject to regulation by the Komisja Nadzoru Finansowego (KNF) of the Financial Supervision Authority (FSA) in Poland. The KNF oversees the financial health and stability of financial services firms and is responsible for the prudential regulation and day-to-day supervision of insurance companies and other financial institutions.

Capital Requirements

Risk-based capital (RBC) standards for U.S. life insurance companies are prescribed by the National Association of Insurance Commissioners (NAIC). The domiciliary states of our U.S. insurance subsidiaries have all adopted a version of the NAIC RBC Model Act, which prescribes a system for assessing the adequacy of statutory capital and surplus for all life and health insurers. The basis of the system is a risk-based formula that applies prescribed factors to the various risk elements in a life and health insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. The life and health RBC formula is designed to measure annually (i) the risk of loss from asset defaults and asset value fluctuations, (ii) the risk of loss from adverse mortality and morbidity experience, (iii) the risk of loss from a mismatch in asset and liability cash flows due to changing interest rates, and (iv) business risks. The formula is used as an early warning tool to identify companies that are potentially inadequately capitalized. The formula is intended to be used as a regulatory tool only and is not intended as a means to rank insurers generally.

The NAIC continues to review the state-based solvency regulation framework to identify opportunities to respond to national and international insurance regulatory and solvency developments. The topics of its review include capital requirements, governance and risk management, statutory accounting and financial reporting, and reinsurance. This ongoing review has resulted in changes to U.S. insurance regulation and solvency standards, including those for our U.S. insurance subsidiaries.

All states where our traditional U.S. insurance subsidiaries are domiciled require insurers to conduct, at least annually, an own risk and solvency assessment (ORSA), which is a group-level perspective on the risks of current and future business plans and the sufficiency of capital to support those risks. We file an ORSA summary report annually with the applicable insurance regulators.

The NAIC has also developed a group capital calculation (GCC) intended to be used by U.S. regulators as a tool to assess the risks and financial position of insurance groups, including any non-insurance subsidiaries. The NAIC amended the Model Holding Company Act and Regulation to adopt the GCC and implement an annual GCC filing requirement. Our lead state regulator, the Maine Bureau of Insurance (MBOI), adopted the NAIC GCC standards and we submit our GCC report to the MBOI annually. These standards have not had an impact on our capital management.

We are also monitoring the International Association of Insurance Supervisors' (IAIS) development of new capital requirements applicable to Internationally Active Insurance Groups (IAIGs). While we are not currently subject to the reforms adopted by the IAIS, they are a factor influencing the substance and timing of the NAIC's activities around capital.

The NAIC and state insurance regulators continue to examine the industry's use of captive insurance companies to transfer insurance risk and reserves required under current regulations. No changes in the use or regulation of captive reinsurers have been proposed by the NAIC, and we are unable to predict the extent of any changes that might be made. Fairwind remains our only captive reinsurer. We expect to continue our strategy of using a captive reinsurer to manage risks while monitoring the NAIC's study and proposed changes in regulations. See "Reinsurance" contained herein in this Item 1 for further discussion.

The PRA has statutory requirements, including capital adequacy and liquidity requirements and minimum solvency margins, to which Unum Limited must adhere as part of the provisions of U.K. Solvency II, the system of prudential regulation applying in the U.K., which prescribes capital requirements and risk management standards. Our U.K. holding company is also subject to the U.K. Solvency II requirements relevant to insurance holding companies, while its subsidiaries (the Unum UK Solvency II Group), which includes Unum Limited, are subject to group and individual supervision under U.K. Solvency II. The Unum UK Solvency II Group received approval from the PRA to use its own internal model for calculating regulatory capital and also received approval for certain associated regulatory permissions including transitional relief which applies until January 2032. For a number of years, the U.K. government has been reviewing the regulatory U.K. Solvency II framework, including transferring the requirements into the PRA Rulebook, which contains rules made and enforced by the PRA, and other policy materials. While this process led to favorable impacts on the solvency position of our U.K. business in earlier reporting periods, the completion of the review at December 31, 2024 did not have any further material impacts on the U.K. business solvency position.

See further discussion in "Risk Factors" contained herein in Item 1A and "Executive Summary," "Liquidity and Capital Resources" contained herein in Item 7 and Note 18 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Insurance Holding Company Regulation

We and our U.S. insurance subsidiaries, excluding our captive reinsurer, are subject to regulation under the insurance holding company laws in the states in which our insurance subsidiaries are domiciled, which currently include Maine, Massachusetts, New York, South Carolina, and Tennessee. These laws generally require each insurance company that is domiciled in the state and a member of an insurance holding company system to register with the insurance department of that state and to furnish at least annually financial and other information about the operations of companies within the holding company system, including information concerning capital structure, ownership, management, financial condition, and certain intercompany transactions. Transactions between an insurer and affiliates in the holding company system generally must be fair and reasonable and, if material, require prior notice and approval by the domiciliary state insurance regulator.

In addition, such laws and regulations restrict the amount of dividends that may be paid by our insurance subsidiaries to their respective shareholders, including our Company and certain of our intermediate holding company subsidiaries. See further discussion in "Risk Factors" contained herein in Item 1A and "Liquidity and Capital Resources - Cash Available from Subsidiaries" contained herein in Item 7.

The NAIC has adopted the Corporate Governance Annual Disclosure Model Act and the Corporate Governance Annual Disclosure Model Regulation, which require U.S. insurers to disclose detailed information regarding their governance practices. The model act and regulation must be adopted by individual state legislatures and insurance regulators in order to be effective in a particular state. All of the states in which our insurance subsidiaries are domiciled have adopted a requirement to file a corporate governance annual disclosure similar to the model act and regulation.

The laws of most states, including the states in which our insurance subsidiaries are domiciled (or deemed to be commercially domiciled), require regulatory approval of a change in control of an insurance company or its holding company. Where these laws apply to us, there can be no effective change in control of our Company or of any of our insurance subsidiaries unless the person seeking to acquire control has filed a statement containing specified information with the appropriate insurance regulators and has obtained their prior approval of the proposed change. The usual measure for a presumptive change of control pursuant to these laws is the acquisition of 10 percent or more of the voting stock of an insurance company or its holding company, although this presumption is rebuttable. Consequently, a person acquiring 10 percent or more of the voting stock of an insurance company or its holding company without the prior approval of the insurance regulators in the state(s) of domicile of the insurance company(ies) sought to be acquired (or whose holding company is sought to be acquired) will be in violation of these laws. Such a person may also be subject to one or more of the following actions: (i) injunctive action requiring the disposition or seizure of those shares by the applicable insurance regulators; (ii) prohibition of voting of such shares; and (iii) other actions determined by the relevant insurance regulators. Further, many states' insurance laws require that prior notification be given to state insurance regulators of a change in control of a non-domiciled insurance company doing business in the state. These pre-notification statutes do not authorize the state insurance regulators to disapprove the change in control; however, they do authorize regulatory action in the affected state if particular conditions exist, such as undue market concentration. Any future transactions that would constitute a change in control of our Company or of any of our insurance subsidiaries may require prior notification in those states that have adopted pre-notification laws.

These laws may discourage potential acquisition proposals and may delay, deter, or prevent a change in control of our Company, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.

Information Security and Privacy Regulation

A growing number of federal, state, and foreign laws and regulations require companies, including insurance companies, to adopt measures designed to protect the security and privacy of personal information collected during the course of operations. These laws and regulations vary across jurisdictions.

Specifically, state insurance laws govern the collection, use and disclosure of personal information in the context of providing insurance products and services. Certain of our insurance products also are subject to the Health Insurance Portability and

Accountability Act, which is enforced by the U.S. Department of Health and Human Services and regulates the disclosure and use of protected health information. Generally, these laws require insurers to give policyholders notice about the insurer's privacy practices, place restrictions on how the insurer can use and disclose personal information, require the insurer to enact certain cybersecurity measures to protect the data, and obligate insurers to notify individuals and regulators in certain cases when personal data is compromised.

Cybersecurity is an area of significant, and increasing, focus of insurance regulators. For example, the NAIC's Insurance Data Security Model Law (the Cybersecurity Model Law), enacted in over twenty states, requires insurers to implement cybersecurity measures and develop cyber incident response plans. The New York State Department of Financial Services' cybersecurity regulation contains provisions similar to the Cybersecurity Model Law, in addition to more prescriptive cybersecurity obligations.

States are also adopting laws and regulations that govern the collection, processing, storage, and destruction of personal information outside the context of providing insurance products. Several states have enacted comprehensive consumer privacy laws, and other states are considering passing similar laws. Currently, significant portions of our business are exempt from the requirements of these laws, but we cannot be certain that will continue to be the case as additional laws are adopted and existing laws are amended.

The General Data Protection Regulation of the EU and the U.K. General Data Protection Regulation (collectively referred to as "the GDPR") establish the legal framework for our EU and U.K. entities that collect and process information from individuals who reside in the EU and U.K., respectively. The GDPR is a comprehensive set of data protection rules that gives individuals certain rights to their personal data and places obligations on organizations that process personal data.

Tax Regulation

We are subject to income, employment, premium, excise and other taxes related to both our U.S. and our foreign operations. In August 2022, the Inflation Reduction Act (IRA) was signed into law in the U.S. and includes certain corporate tax provisions effective January 1, 2023. It imposed a 15 percent corporate alternative minimum tax (CAMT) on adjusted financial statement income (AFSI) on corporations that have average AFSI over $1.0 billion in any prior three-year period. Our Company is an applicable corporation, but we do not have a CAMT liability as of December 31, 2024 or December 31, 2023. We do not expect that any CAMT incurred in the future would impact earnings since it would be offset with a credit toward regular income tax in subsequent years. We continue to monitor the ongoing guidance issued by the United States Treasury. The IRA also imposed a one percent excise tax on the fair market value of corporate stock repurchases effective January 1, 2023.

In 2021, the Finance Act 2021 was enacted in the U.K., which established a U.K. corporate tax rate of 25 percent effective April 1, 2023.

See "Executive Summary" and "Liquidity and Capital Resources" contained herein in Item 7 and Notes 9 and 12 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for discussion of the impact to our financial position and results of operations as a result of these changes.

The Organization for Economic Co-operation and Development has established model rules to ensure a minimum level of tax of 15 percent (Pillar Two) for multinational companies. Several jurisdictions, including the U.K., Poland, and Ireland, have adopted Pillar Two for tax years beginning in 2024. Legislation enacted thus far as a result of Pillar Two is not expected to materially impact the Company.

Federal, foreign, and state tax laws and regulations are subject to change, and any such change could materially impact our federal, foreign, or state taxes and affect profitability as well as capital levels in our insurance subsidiaries.

Other Laws and Regulations

We are subject to the U.S. federal laws and regulations generally applicable to public companies, including the rules and regulations of the Securities and Exchange Commission (SEC) and the New York Stock Exchange relating to public reporting and disclosure, accounting and financial reporting, corporate governance, and securities trading.

The USA PATRIOT Act of 2001 (Patriot Act) contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the United States contain some similar provisions. Additionally, other federal laws and regulations, including the Foreign Corrupt Practices Act and regulations issued by the Office of Foreign Assets Control, as well as the U.K.'s Bribery Act of 2010, have increased requirements relating to identifying customers, prohibiting transactions with certain organizations or individuals, watching for and reporting suspicious transactions, responding to requests for information by regulatory authorities and law enforcement agencies, sharing information with other financial institutions, and requiring the implementation and maintenance of internal practices, procedures, and controls.

Regulatory focus on the risks, opportunities, and impacts posed by climate change is increasing, with some regulators now requiring that the Company integrate consideration of these items into our disclosure, governance and risk management frameworks, which may subject us to increased costs. Other regulators have attempted to limit the types of factors that can be incorporated into investment decisions. With respect to disclosure requirements, California adopted climate-related financial risk and emissions-related reporting requirements in 2023 which applies to the Company. Additionally, the EU Corporate Sustainability Reporting Directive (CSRD) requires in-scope companies to report on financial risks due to sustainability-related issues as well as companies' impacts on society and the environment. Unum Poland is in scope for the first phase of CSRD. In March 2024, the SEC finalized rules on material climate-related disclosures, though these rules are subject to stay pending judicial review. We expect regulatory activity in this area, including the potential for conflicting regulations, to continue.

U.S. and international insurance regulators continue to focus on insurers' use of artificial intelligence (AI), automated decision-making technologies, and external consumer data. For example, numerous states have adopted the NAIC's Model Bulletin regarding the Use of Artificial Intelligence Systems by Insurers, other states have issued their own regulations governing insurance company use of AI, and the European Union's Artificial Intelligence Act has come into effect. Additionally, the NAIC's Innovation, Cybersecurity and Technology (H) Committee has established a Third-Party Data and Models (H) Task Force responsible for developing and proposing a framework for the regulatory oversight of third-party data and predictive models. These laws and regulations generally focus on companies developing a risk management framework for privacy and data protection and protection against unfair discrimination. We expect further regulatory activity in this area, including potential regulations governing individual rights with respect to the usage of AI.

We continuously monitor federal, state, and foreign legislative and regulatory developments to understand their potential impact on our profitability, capital, and resources.

For further discussion of regulation, refer to "Risk Factors" contained herein in Item 1A.

Geographic Areas

Adjusted operating revenue, which excludes net investment gains and losses, for our Unum International segment was approximately 8 percent of our consolidated adjusted operating revenue in 2024, approximately 8 percent in 2023, and approximately 7 percent in 2022. As of December 31, 2024, total assets equaled approximately 5 percent of consolidated assets and total liabilities equaled approximately 5 percent of consolidated liabilities for our Unum International segment. Fluctuations in the U.S. dollar relative to the local currencies of our Unum International segment will impact our reported operating results. See "Risk Factors" contained herein in Item 1A and "Quantitative and Qualitative Disclosures About Market Risk" contained herein in Item 7A for further discussion of fluctuations in foreign currency exchange rates. See "Reportable Segments" contained herein in this Item 1; "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein in Item 7; and Note 15 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of Unum International's operating results.

Human Capital Resources

Human Capital

The Company is built on the promise of helping the working world thrive throughout life's moments, an inspiring purpose that requires harnessing the creativity and energy of our employees. As of December 31, 2024, we employed 11,063 employees, of which approximately 10,833 are full-time employees. Approximately 85 percent of our employees are in the United States, and the remaining 15 percent are international.

We continue to have a hybrid office schedule with employees in an office for a specified number of days each week. This approach supports our focus on customers and commitment to building a workplace where everyone feels welcome, valued and supported. Our international locations each continue to follow their established strategies based on their local environment.

Compensation and Benefits

We provide compensation and benefits programs which support our employees' health, wealth, and life. In addition to competitive pay, other programs (which vary by country/region) include: annual bonus and employee recognition; stock awards and stock purchase plans; life, medical, pharmacy and health reimbursement accounts; telehealth and preventive services; dental, vision, voluntary benefits and disability insurance; tuition assistance; 401(k) plan, an industry-leading emergency savings program, financial education and planning support; student debt relief; back-up and emergency care services; employee assistance program and family building resources; digital behavioral health support; paid time off and paid holidays; paid caregiver and parental leave; virtual stress management resources; onsite and virtual fitness memberships and subsidized healthy food options.

Inclusive Workplace

Our purpose of helping the working world thrive throughout life's moments starts with our workforce. The unique perspectives, experiences, and backgrounds of our employees empower us to better serve our customers, communities, and one another. Unum is committed to a culture of inclusivity and belonging for all our employees across our enterprise. We strive to be a welcoming community for all people to be their authentic selves. Our programming and vibrant employee networks that are open to the entire workforce remain focused on helping us live up to our purpose and corporate values.

Our ongoing success is dependent on our capacity to attract, nurture, and retain top-tier talent. Our programming, training and hiring practices help us reach candidates with a wide array of personal and professional experiences and talents. Among our 11,063 employees, 65 percent identify as female, and 20 percent, excluding Poland, identify as members of an ethnic or racially diverse group.

Learning and Development

We are committed to supporting the growth and development of our workforce, ensuring employees are engaged and skilled to support not only Unum's growth but also their own.

Employees have access to a portfolio of skills and career development offerings to support their growth. We offer robust operational training programs, targeted skill development programs, career development resources, tools and workshops, dedicated learning time and on-demand skill building resources. We also offer tuition reimbursement benefits, in role leadership development programs, and multi-year rotational programs.

Employee Engagement

To ensure our employees are engaged and are effectively delivering on our mission and meeting our customers' needs, we regularly conduct confidential employee surveys to obtain feedback and gain insights from our employees. These surveys are thoughtfully considered and actioned by leadership. We are committed to our employees' growth and development and embrace the diversity of ideas for improvement.

Available Information

Our internet website address is www.unum.com. We make available, free of charge, on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material with the Securities and Exchange Commission.

Information about our Executive Officers

Our executive officers and persons chosen to become executive officers as of the date hereof are listed below. Our executive officers, who are also executive officers of certain of our principal subsidiaries, were appointed by Unum Group's board of directors to serve until their successors are chosen and qualified or until their earlier resignation or removal.

Name	Age	Position
Richard P. McKenney	56	President and Chief Executive Officer and a Director
Steven A. Zabel	56	Executive Vice President, Chief Financial Officer
Elizabeth C. Ahmed	50	Executive Vice President, People and Communications
Timothy G. Arnold	62	Executive Vice President, Voluntary Benefits and President, Colonial Life
Lisa G. Iglesias	59	Executive Vice President, General Counsel
Martha D. Leiper	62	Executive Vice President, Chief Investment Officer
Christopher W. Pyne	55	Executive Vice President, Group Benefits
Mark P. Till	57	Executive Vice President and CEO, Unum International

Mr. McKenney became President in April 2015 and Chief Executive Officer in May 2015, having served as Executive Vice President and Chief Financial Officer from August 2009 until April 2015. Before joining the Company in July 2009, Mr. McKenney served as Executive Vice President and Chief Financial Officer of Sun Life Financial Inc., an international financial services company, from February 2007.

Mr. Zabel became Executive Vice President, Chief Financial Officer in July 2019. He previously served as Senior Vice President and President, Closed Block Operations from July 2015 to July 2019 and as Senior Vice President, Chief Risk Officer from August 2013 to July 2015.

Ms. Ahmed was named Executive Vice President, People and Communications upon joining the Company in October 2018. She served as Executive Vice President, Chief Human Resources Officer, at AmTrust Financial Services, Inc., a multinational insurance holding company, from May 2015 to October 2018.

Mr. Arnold was named Executive Vice President, Voluntary Benefits and President, Colonial Life in February 2020. Prior to that, he served as Executive Vice President, President and Chief Executive Officer, Colonial Life from January 2015, and before that, as Executive Vice President, President, Colonial Life from July 2014.

Ms. Iglesias was named Executive Vice President, General Counsel upon joining the Company in January 2015. She served as Senior Vice President, General Counsel and Secretary of WellCare Health Plans, Inc., a managed care company, from February 2012 to December 2014.

Ms. Leiper was appointed Executive Vice President, Chief Investment Officer in October 2019. She joined the Company from USAA, a provider of financial services to the military community, where she served as Senior Vice President, Corporate Finance and Enterprise Money Movement from October 2016 to October 2019. Ms. Leiper has notified the Company of her plans to retire in April 2025, and a process is underway to help ensure a smooth transition following her departure.

Mr. Pyne was named Executive Vice President, Group Benefits in February 2020. He previously served as Senior Vice President, Growth Operations and Distribution from June 2018 to January 2020 and as Senior Vice President, Sales and Client Management from June 2011 to June 2018.

Mr. Till was named Executive Vice President and CEO, Unum International in April 2021, having served as Executive Vice President and CEO Designate, Unum International after joining the Company in February 2021. He served as Managing Director, Platform Solutions at Aegon, an international financial services organization, in the U.K. (Aegon UK) from July 2020 to January 2021, and as Managing Director, Digital Solutions from May 2018 to July 2020.

ITEM 1A. RISK FACTORS

Overview

We face a wide range of risks, and our continued success depends on our ability to identify and appropriately manage our risk exposures. Discussed below are factors that may adversely affect our business, results of operations, or financial condition. Any one or more of the following factors may cause our actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company, including those in this document or made by us elsewhere, such as in earnings release investor calls, investor conference presentations, or press releases. See "Cautionary Statement Regarding Forward-Looking Statements" contained herein on page 1.

Insurance Risks

We provide a broad array of disability, long-term care, group life, and voluntary insurance products that are affected by many factors, and changes in any of those factors may adversely affect our results of operations, financial condition, or liquidity.

Historical results may not be indicative of future performance due to, among other things, changes in our mix of business, repricing of certain lines of business, or any number of economic cyclical effects on our business. Liabilities for future policy benefits, whether calculated under GAAP or statutory accounting principles, do not represent an exact calculation of future benefit liabilities but are instead estimates made by us using certain cash flow assumptions that are used in our actuarial and statistical procedures. Certain of these GAAP cash flow assumptions are also utilized in determining the amortization pattern for deferred acquisition costs (DAC). Actual experience may differ from our assumptions which would affect our earnings in current and future periods as a result of changes in the liability for future policy benefits and DAC. There can be no assurance that our liability for future policy benefits will be sufficient to fund our future liabilities in all circumstances. Future loss development may require the liability for future policy benefits to be increased, which would adversely affect earnings in current or future periods. Life expectancies may increase, which could lengthen the time a claimant receives disability or long-term care benefits and could result in a change in mortality assumptions and an increase in the liability for future policy benefits for these and other long-tailed products. Adjustments to the liability for future policy benefits or DAC amounts may also be required in the event of changes from the assumptions regarding future claim incidence rates, claim resolution rates, policyholder lapses, mortality, premium rate increases, claim costs, policy benefit offsets, including those for social security and other government-based welfare benefits, and interest rates used in calculating the liability for future policy benefits, which could have a material adverse effect on our results of operations or financial condition.

Disability Insurance

Disability insurance may be affected by a number of social, economic, governmental, competitive, and other factors. Changes in societal attitudes, such as work ethic, motivation, or stability, can significantly affect the demand for and underwriting results from disability products.

Both economic and societal factors can affect claim incidence and recoveries for disability insurance. Claim incidence and claim recovery rates may be influenced by, among other factors, the rate of unemployment and consumer confidence. Claim incidence and claim recovery rates may also be influenced by the emergence of new infectious diseases or illnesses. Medical advances may continue to have an impact on claim duration, both favorable and unfavorable and also may have a favorable impact on claim incidence. The relationship between these and other factors and overall incidence is very complex and will vary due to contract design features and the degree of expertise within the Company to price, underwrite, and adjudicate the claims.

Within the group disability market, pricing and renewal actions can be taken in response to higher claim rates and higher administrative expenses. However, these actions take time to implement, and there is a risk that the market will not sustain increased prices. In addition, changes in economic and external conditions may not manifest themselves in claims experience for an extended period of time. The pricing actions available in the individual disability market differ among product classes. Our individual noncancelable disability policies, in which the policy is guaranteed to be renewable through the life of the policy at a fixed premium, do not permit us to adjust premiums on our in-force business. Guaranteed renewable contracts that are not noncancelable can be repriced to reflect adverse experience, but rate changes cannot be implemented as quickly as in the group disability market.

Long-term Care Insurance

Long-term care insurance, which we discontinued offering in 2012, but is guaranteed renewable, can be influenced by a number of demographic, medical, economic, governmental, competitive, and other factors, as well as the relative lack of historical data as compared to our other products, all of which can affect pricing activities and the establishment of our liability for future policy benefits. Long-term care insurance can be repriced to reflect adverse experience, but the repricing is subject to regulatory approval by our states of domicile and may also be subject to approval by jurisdictions in which our policyholders reside. The rate approval process can affect the length of time in which the repricing can be implemented, if at all, and the rate increases ultimately approved may be unfavorable relative to assumptions initially used to establish our liability for future policy benefits, which could result in unfavorable impacts to our financial position and results of operations. We monitor our own experience and industry studies concerning morbidity, mortality, and policyholder terminations to understand emerging trends. Changes in actual experience relative to our expectations may adversely affect our profitability and the liability for future policy benefits. To the extent mortality improves for the general population, and life expectancies increase, the period for which a claimant receives long-term care benefits may lengthen and the associated impact of advanced aging of policyholders may cause an increase in claims incidence. Medical advances may continue to have an impact on claim incidence and duration, both favorable and unfavorable. Due to the long duration of the product, the timing and/or amount of our investment cash flows are difficult to match to those of our maturing liabilities.

Group Life Insurance

Group life insurance may be affected by the characteristics of the employees insured, the amount of insurance employees may elect voluntarily, our risk selection process, our ability to retain employer groups with favorable risk characteristics, the geographical concentration of employees, and mortality rates. Claim incidence may also be influenced by unexpected catastrophic events such as terrorist attacks, natural disasters, and pandemic health events, which may also affect the cost of and availability of reinsurance coverage. Within the group life market, pricing and renewal actions can be taken in response to higher claim rates and higher administrative expenses. However, these actions take time to implement, and there is a risk that the market will not sustain increased prices.

Voluntary Products

Voluntary products sold in the workplace may be affected by the characteristics of the employees insured, the level of employee participation and the amount of insurance the employees elect, our risk selection process, and our ability to retain employer groups with favorable risk characteristics. A portion of our voluntary life insurance products include interest sensitive forms of insurance which contain a guaranteed minimum interest crediting rate. It is possible that our investment returns could be lower than the guaranteed crediting rate. While a significant portion of our non-life contracts are optionally renewable, some are guaranteed renewable and can be repriced to reflect adverse experience, but rate changes cannot be implemented as quickly as for group disability and group life products.

We have assets which may not be fully recoverable or realizable, which could adversely affect our results of operations or financial condition.

If our business does not perform well or as initially anticipated in our assumptions, we may be required to accelerate amortization or recognize an impairment loss on intangible assets or long-lived assets or to establish a valuation allowance against the deferred income tax asset.

We have intangible assets such as value of business acquired (VOBA) and goodwill. VOBA is amortized based primarily upon expected future premium income of the related insurance policies. Recoverability testing for VOBA is performed on an annual basis. Insurance contracts are grouped on a basis consistent with our manner of acquiring, servicing, and measuring profitability of the contracts. If recoverability testing indicates that VOBA is not recoverable, the deficiency is charged to expense.

Goodwill is not amortized, but on an annual basis, or more frequently if necessary, we review the carrying amount of goodwill for indications of impairment, considering in that review the financial performance and other relevant factors. In accordance with accounting guidance, we test for impairment at either the operating segment level or one level below. In addition, certain events including, but not limited to, a significant adverse change in legal factors or the business environment, an adverse action by a regulator or rating agency, or unanticipated competition would cause us to review goodwill for impairment more frequently than annually.

Long-lived assets, including assets such as real estate, right-of-use assets, and information technology software, also may require impairment testing to determine whether changes in circumstances indicate that we may be unable to recover the carrying amount.

We assess our deferred tax assets to determine if they are realizable. Factors in our determination include the performance of the business, including the ability to generate future taxable income and the fair value of our investment portfolio. Significant declines in the fair value of our investments could result in the recognition of a valuation allowance on our deferred tax asset. If based on available information, it is more likely than not that the deferred income tax asset will not be realized, a valuation allowance is established.

Charges such as accelerated amortization, impairment losses, or the establishment of valuation allowances could have a material adverse effect on our results of operations or financial condition.

See "Critical Accounting Estimates" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein in Item 7 and Note 1, 6, 7, and 8 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion.

Market and Credit Risks

Sustained periods of low interest rates in the long-term investment market may adversely affect our reported net investment income and the discount rates used in pricing our insurance products and projecting our pension obligations, which may adversely affect our results of operations or financial condition.

Declines in interest rates or sustained periods of low interest rates and yields on fixed income investments may cause the rates of return on our investment portfolio to decrease more than expected, leading to lower net investment income than assumed in the pricing for our insurance products. An interest, or discount, rate is used in determining pricing for our insurance products. If the discount rate assumed in our pricing is higher than our future investment returns, our invested assets may not earn enough investment income to support our future claim payments.

Another interest, or discount, rate is used in calculating the liability for future policy benefits. Our liability for future policy benefits is calculated using discount rate assumptions that are reflective of an upper-medium grade fixed-income instrument, which is generally equivalent to a single-A interest rate matched to the duration of our insurance liabilities. A decline in the single-A interest rate could have a material adverse effect on our financial statements.

We are also required to perform annual statutory adequacy testing that considers multiple interest rate scenarios, to ensure our statutory reserves continue to meet statutory requirements, which could require us to increase our statutory reserves and/or contribute additional capital to our insurance subsidiaries.

Our net periodic benefit costs and the value of our benefit obligations for our pension plans are determined based on a set of economic and demographic assumptions that represent our best estimate of future expected experience. Major assumptions used in accounting for these plans include the expected discount (interest) rate and the long-term rate of return on plan assets. We set the discount rate assumption at the measurement date for each of our plans to reflect the yield of a portfolio of high quality fixed income corporate debt instruments matched against the timing and amounts of projected future benefits. A change in the discount rate impacts the present value of benefit obligations and our costs. Our expectations for the future investment returns on plan assets are based on a combination of historical market performance, current market conditions, and future capital market assumptions obtained from external consultants and economists. The actual rate of return on plan assets is determined based on the fair value of the plan assets at the beginning and end of the measurement period. Increases or decreases in long-term interest rates as well as equity market volatility will impact the fair value of our plan assets and may result in a decrease in the funded status of our pension plans and/or increased pension costs, which may adversely affect our results of operations, financial condition, or liquidity.

Unfavorable economic or market conditions may result in lower sales, lower premium growth and persistency, higher claims incidence, unfavorable mortality, longer claims duration, and higher expenses which may adversely affect our results of operations or financial condition.

We are affected by conditions in the capital markets and the general economy, primarily in the United States, the United Kingdom, Poland, and to a lesser extent, the broader global financial markets. Negative developments in the capital markets and/or the general economy could adversely affect our business, including our investment portfolio, and results of operations.

Factors such as unemployment levels, consumer confidence levels, consumer spending, business investment, government spending, the volatility and strength of the capital markets, inflation, pandemics, and the threat of terrorism all affect the business and economic environment and, ultimately, the amount and profitability of our businesses. In particular, high levels of inflation could result in higher expenses and negatively affect the discretionary spending of our customers, which could result in lower sales. More generally, given the nature of our products, in an economic environment characterized by higher unemployment, lower personal income, reduced consumer spending, and lower corporate earnings and investment, product sales and persistency may be adversely affected. Our premium growth may also be negatively impacted by lower premium growth from existing customers due to lower salary growth and lower growth in the number of employees covered under an existing policy. In addition, during such periods we may experience higher claims incidence, longer claims duration, and/or an increase in policy lapses, any of which could have a material adverse effect on our results of operations or financial condition.

In addition to interest rate risk as previously discussed, we are exposed to other risks related to our investment portfolio which may adversely affect our results of operations, financial condition, or liquidity.

Default Risk

Our investment portfolio consists primarily of fixed maturity securities. These securities are issued by both domestic and foreign entities and are backed either by collateral or the credit of the underlying issuer. Factors such as an economic downturn or political change in the country of the issuer, a regulatory change pertaining to the issuer's industry, a significant deterioration in the cash flows of the issuer, unforeseen accounting irregularities or fraud committed by the issuer, widening risk spreads, ratings downgrades, a change in the issuer's marketplace or business prospects, or other events that adversely affect the issuers of these securities may result in the issuer defaulting on its obligations.

Our mortgage loan portfolio has default risk. Events or developments, such as economic conditions that impact the ability of tenants to pay their rents or limit the availability of refinancing, may have a negative effect on our mortgage loan portfolio. Events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on an investment portfolio to the extent that the portfolio is concentrated in that region or sector.

A default or an expected default results in the recognition of a current expected credit loss on the investment. A default may also adversely affect our ability to collect principal and interest due to us. The probability of credit downgrades and defaults increases when the fixed income markets experience periods of volatility and illiquidity.

Credit Spread Risk

Our exposure to credit spreads, which is the yield above comparable U.S. Treasury securities, primarily relates to market price and cash flow variability associated with changes in credit spreads. A widening of credit spreads may unfavorably impact the net unrealized gain or loss position of the investment portfolio and may adversely impact liquidity. Credit spread tightening may reduce net investment income associated with new purchases of fixed income securities.

Valuation Risk

We report our fixed maturity securities and certain other financial instruments at fair value. Valuations may include inputs and assumptions that are less observable or require greater estimation, particularly during periods of market disruption, resulting in values which may be less than the value at which the investments may ultimately be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported in our financial statements, and the period to period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition.

We evaluate our investment portfolio for credit losses. There can be no assurance that we have accurately assessed the level of credit losses taken. Additional credit losses may need to be taken in the future, and historical trends may not be indicative of future credit losses. Any event reducing the value of our securities may have a material adverse effect on our business, results of operations, or financial condition.

Market Timing and Liquidity Risk

While we attempt to match our asset cash flows and durations with expected liability cash flows and durations to meet the funding requirements of our business, there may at times be a lack of appropriate investments in the market which can be acquired. In particular, due to the long duration of our long-term care product, the timing of our investment cash flows do not match those of our maturing liabilities. In addition, we may, in certain circumstances, need to sell investments due to changes in regulatory or capital requirements, changes in tax laws, rating agency decisions, and/or unexpected changes in liquidity needs. There may also be a limited market for certain of our investments, such as our private equity partnerships, private placement fixed maturity securities, mortgage loans, and policy loans, which makes them more illiquid. In periods of market volatility or disruption, other of our securities may also experience reduced liquidity. If events occur wherein we need to sell securities in an unfavorable interest rate or credit environment or need to quickly sell securities which are illiquid, market prices may be lower than what we might realize under normal circumstances, with a resulting adverse effect on our results of operations, financial condition, or liquidity.

The effectiveness and utilization of our derivative hedging programs may be affected by changes in forecasted cash flows, the economic environment, changes in interest rates, capital market volatility, non-performance by our counterparties, changes in the level of required collateral, or regulation, which may adversely affect our results of operations, financial condition, or liquidity.

We use derivative financial instruments to help us manage various risks related to our business operations including interest rate risk, risk related to matching duration for our assets and liabilities, foreign currency risk, credit risk, and equity risk. Factors associated with derivative financial instruments could adversely affect our results of operations, financial condition, or liquidity. Ineffectiveness of our hedges due to changes in expected future events, such as the risk created by uncertainty in the economic environment, changes in forecasted cash flows, or if our counterparties fail or refuse to honor their obligations under these derivative instruments, may have a material adverse effect on our results of operations or financial condition. Capital market turmoil may result in an increase in the risk of non-performance by our counterparties, many of which are financial institutions. Non-performance by our counterparties may force us to unwind hedges, and we may be unable to replace the hedge, thereby leaving the risk unhedged. Under the terms of our hedging contracts, we are required to post collateral, which may adversely affect our liquidity and could subject us to the credit risk of the counterparty to the extent it holds such collateral. Sustained periods of elevated interest rates may require a higher level of collateral to be posted to our counterparties, which also may have an adverse effect on our liquidity. Changes in regulations may have an adverse effect on our ability to execute hedging strategies due to the increased economic cost of derivatives, primarily as a result of more restrictive collateral requirements.

Reinsurance may not be available or affordable, or reinsurers may be unwilling or unable to meet their obligations under our reinsurance contracts, which may adversely affect our results of operations or financial condition.

As part of our overall risk management and capital management strategies, we purchase reinsurance for certain risks underwritten by our various businesses. We also utilize reinsurance to exit certain lines of business. Market conditions beyond our control determine the availability and cost of reinsurance. Any decrease in the amount of reinsurance will increase our risk of loss and may impact the level of capital requirements for our insurance subsidiaries, and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our results of operations. Accordingly, we may be forced to incur additional expenses for reinsurance or may be unable to obtain sufficient reinsurance on acceptable terms, which may adversely affect our ability to write future business, result in the assumption of more risk with respect to the policies we issue, and increase our capital requirements. The collectability of our reinsurance recoverable is primarily a function of the solvency of the individual reinsurers. We cannot provide assurance that our reinsurers will pay the reinsurance recoverables owed to us or that they will pay these recoverables on a timely basis. The insolvency of a reinsurer or the inability or unwillingness of a reinsurer to comply with the terms of a reinsurance contract may have an adverse effect on our results of operations or financial condition.

Currency translation could materially impact our reported operating results.

The functional currency of our U.K. and Polish operations is the British pound sterling and the Polish zloty, respectively. Fluctuations in exchange rates impact our reported financial results, which may be unfavorably affected when the functional currency weakens. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert our functional currency into dollars. As a result, we view foreign currency translation as a financial reporting item and not a reflection of operations or profitability in the U.K or Poland.

See "Liability for Future Policy Benefits" contained herein in Item 1, "Critical Accounting Estimates" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein in Item 7, "Interest Rate Risk" contained herein in Item 7A, and Notes 1, 2, 3, 4, 11, and 14 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion.

Public Health Risks

Pandemics and other public health issues can negatively impact certain aspects of our business and, depending on severity and duration, could have a material adverse effect on our financial position, results of operations, liquidity and capital resources, and overall business operations.

If economic conditions worsen as a result of a pandemic or other public health issue, that may adversely affect the financial condition of current or potential customers, which may result in lower sales or other negative impacts to customer purchasing patterns. If we experience unfavorable developments related to our revenues, benefits, or expenses, we may correspondingly experience adverse impacts to our overall future profitability and growth, which may alter the timing and magnitude of our plans for overall business growth. In addition, these unfavorable developments may result in the impairment or write-off of certain assets such as premiums receivable, goodwill, property and equipment, VOBA, and right-of-use assets, or the establishment of a valuation allowance regarding the realization of our deferred tax assets.

If economic conditions worsen as a result of a pandemic or other public health issue, that may also result in the inability for companies to make interest and principal payments on their debt securities or mortgage loans that we hold for investment purposes. Accordingly, although we maintain a disciplined approach regarding our overall investment strategy, we may still incur significant losses that can result in a decline in net investment income and/or material increases in credit losses on our investment portfolio. With respect to commercial real estate, there could be potential impacts to estimates of expected losses resulting from lower underlying values, reflecting current market conditions at that time.

Although we have access to significant amounts of liquidity, which include a credit facility, Federal Home Loan Bank (FHLB) arrangements, and the ability to liquidate certain investments, it may be insufficient or even inaccessible if we are not in compliance with required covenants under our borrowing arrangements or if the associated lenders are unable to provide funds. In addition, if investment markets become illiquid or severely impaired, we may be unable to liquidate our investments in a timely and advantageous manner.

From an operational perspective, our employees, sales associates, brokers, and distribution partners, as well as the workforces of our vendors, service providers, and counterparties, may be adversely affected by a pandemic or other public health issue, including government-mandated shutdowns, requests or orders for employees to work remotely, and other social distancing measures. These measures could result in an adverse impact on our ability to conduct our business, including our ability to sell our policies and our ability to adjudicate and pay claims in a timely manner. Additionally, our hybrid work environment may expose us to various additional risks such as elevated cybersecurity vulnerability resulting from the wide-scale remote usage of our company networks and related risks to the effectiveness of our internal controls over financial reporting.

There is no guarantee that processes we have developed in order to adapt to the COVID-19 pandemic would succeed in allowing us to adapt to any future pandemic or other public health issue, which may have materially different characteristics than the COVID-19 pandemic.

To the extent pandemics or other public health issues adversely affect our business, financial position, results of operations, liquidity and capital resources, and overall business operations, it may also have the effect of heightening many of the other risks disclosed herein in this Item 1A "Risk Factors".

See "Executive Summary", "Segment Operating Results", and "Liquidity and Capital Resources" included herein in Part 2, Item 7 under "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussion.

General Risks

We and our insurance subsidiaries are subject to extensive supervision and regulation. Changes in laws and regulations that affect our industry or findings from examinations and investigations may affect the cost or demand for our products, increase capital and reserving requirements for our insurance subsidiaries, and adversely affect our profitability, liquidity, or growth.

Our insurance subsidiaries are subject to extensive supervision and regulation in the United States and abroad. The primary purpose of insurance regulation is to protect policyholders, not stockholders. To that end, regulatory authorities, including state insurance departments in the United States, the FCA and PRA in the United Kingdom, and the KNF in Poland have broad administrative powers over many aspects of the insurance business, including requiring various licenses, permits, authorizations, or accreditations, which our insurance subsidiaries may not be able to obtain or maintain, or may be able to do so only at great cost. In addition, we and our insurance subsidiaries may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies. These laws and regulations can be complex and subject to differing interpretations and are regularly re-examined. Existing or future laws and regulations, and the manner in which they are interpreted or applied, may become more restrictive or otherwise adversely affect our operations. For example, they may restrict or prohibit the payment of dividends by our subsidiaries to us, restrict transactions between subsidiaries and/or between us and our subsidiaries, and may require contributions of capital by us to our insurance subsidiaries even if we are otherwise in compliance with stated requirements. Failure to comply with or to obtain appropriate exemptions under any applicable laws or regulations could result in restrictions on the ability of our insurance subsidiaries to do business in one or more of the jurisdictions in which they operate and could result in fines and other sanctions, which may have a material adverse effect on our business or results of operations.

Regulatory examinations or investigations could result in, among other things, an increase to reserving requirements, changes in our claims handling or other business practices, changes in procedures for the identification and payment to the states of benefits and other property that is not claimed by the owners, changes in the use and oversight of reinsurance, changes in governance and other oversight procedures, assessments by tax authorities or other governing agencies, fines, and other administrative action, which could injure our reputation, adversely affect our issuer credit ratings and financial strength ratings, place us at a competitive disadvantage in marketing or administering our products, impair our ability to sell or retain insurance policies, and/or have a material adverse effect on our results of operations or financial condition.

It is possible that there will be heightened oversight of insurers by regulatory authorities in the jurisdictions in which our insurance subsidiaries are domiciled and operate. We cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on our business, results of operations, or financial condition. For instance, the NAIC or state regulators may adopt further revisions to statutory reserving standards or the RBC formula, the PRA may revise its capital adequacy requirements and minimum solvency margins, the IAIS may adopt capital requirements to which we could be subject, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital contributions by us to our insurance subsidiaries. Increased financial services regulation, which could include activities undertaken by the NAIC and regulatory authorities in the U.K., Poland, and the EU may impose greater quantitative requirements, supervisory review, and disclosure requirements and may impact the business strategies, capital requirements, and profitability of our insurance subsidiaries. The U.K. government has been reviewing the regulatory U.K. Solvency II framework including transferring the requirements into the PRA Rulebook, which contains rules made and enforced by the PRA, and other policy materials. While this process led to favorable impacts on the solvency position of our U.K. business in earlier reporting periods, the completion of the review at December 31, 2024 did not have any further material impacts on the U.K. business solvency position. The U.K.'s Financial Ombudsman Service, which was established to help settle disputes between consumers and businesses providing financial services, and the FCA, which has rule-making, investigative, and enforcement powers to protect consumers, may hamper our ability to do business, which could have a material adverse effect on our U.K. operations.

Our financial statements are subject to the application of generally accepted accounting principles, in the United States, the United Kingdom, and Poland, which are periodically revised and/or expanded. Accordingly, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies within these countries, which may also be influenced by the International Accounting Standards Board. Future accounting standards we adopt will change current accounting and disclosure requirements applicable to our financial statements. Such changes could have a material effect on our reported results of operations and financial condition and may impact the perception of our business by external stakeholders including the rating agencies that assign the issuer credit rating on Unum Group.

We use an affiliated captive reinsurer for the limited purpose of reinsuring risks attributable to specified policies issued or reinsured by one of our insurance subsidiaries in order to effectively manage risks in connection with certain blocks of our business as well as to enhance our capital efficiency. If we were required to discontinue use of the captive reinsurer or to alter the structure of the captive reinsurance arrangement, our ability to maintain current RBC ratios and/or our capital deployment activities could be adversely affected.

Changes in U.S. programs such as healthcare reform, the continued emergence of paid family and medical leave legislation, and financial services sector reform may compete with or diminish the need or demand for our products, particularly as it may affect our ability to sell our products through employers or in the workplace. The U.S. social security disability insurance program may not be sustainable, which may adversely affect the level of our disability claim payments and liability for future policy benefits. Legislative changes related to pension funding requirements could negatively impact our cash flows from operations and our profitability.

Changes in tax laws and other regulations or interpretations of such laws or regulations could unfavorably impact our corporate taxes and statutory surplus. In addition, changes in tax laws could make some of our products less attractive to consumers.

Changes in privacy, cybersecurity, and artificial intelligence laws and regulations may result in cost increases as a result of system implementations, administrative processes, effects of potential noncompliance, and limitations or constraints of our business models.

Most group long-term and short-term disability plans we administer are governed by the Employee Retirement Income Security Act (ERISA). Changes to ERISA enacted by Congress or through judicial interpretations may adversely affect the risk to us of managing employee benefit plans, increase the premiums associated with such plans, and ultimately affect their affordability and our profitability.

The insurance departments in jurisdictions wherein our insurance subsidiaries conduct business may limit our ability to obtain rate increases under guaranteed renewable contracts or could require changes in rates and/or benefits to meet minimum loss ratio requirements which could negatively impact the profitability of our products. Many regulatory and governmental bodies have the authority to review our products and business practices and those of our agents and employees. These regulatory or governmental bodies may bring regulatory or other legal actions against us if, in their view, our practices are improper. These actions could result in substantial fines or restrictions on our business activities and could have a material adverse effect on our business or results of operations. Determination by regulatory authorities that we have engaged in improper conduct may also adversely affect our defense of various lawsuits.

Competition may adversely affect our market share or profitability.

All of our businesses are highly competitive. We believe that the principal competitive factors affecting our business are the quality of our customer's experience regarding service and claims management, integrated product choices, enrollment capabilities, price, financial strength ratings, claims-paying ratings, and a solution to allow customers to comply with the changing laws and regulations related to family medical leave benefits. We compete for new product sales, the retention of existing business, and the ability to attract and retain independent agents and brokers to market our products, all of which affect our profitability. All areas of the employee benefits markets are highly competitive due to the yearly renewable term nature of the group products and the large number of insurance companies offering products in this market. There is a risk that our customers may be able to obtain more favorable terms or improved technology solutions from competitors in lieu of renewing coverage with us, particularly if industry pricing levels do not align with our view of adequate premium rates. We are operating in a dynamic competitive environment of both traditional and non-traditional competitors, with changes in product offerings, enrollment capabilities, and technology solutions. The level and intensity of competition may also grow due to existing competitors becoming more aggressive, and an increase in merger and acquisition activity which may result in larger competitors with greater financial resources. There are many insurance companies which actively compete with us in our lines of business, and there is no assurance that we will be able to compete effectively against these companies and new competitors in the future.

A decrease in our financial strength or issuer credit ratings may adversely affect our competitive position, our ability to hedge our risks, and our cost of capital or ability to raise capital, which may adversely affect our results of operations, financial condition, or liquidity.

We compete based in part on the financial strength ratings provided by rating agencies. Although we maintain an ongoing dialogue with the rating agencies that assign financial strength ratings to our insurance subsidiaries, the rating agencies may revise the criteria that are used to evaluate the financial strength of our insurance subsidiaries which could lead to placing our rating on "credit watch" or "under review" and ultimately lead to a downgrade. A downgrade of our financial strength ratings may adversely affect us and could potentially, among other things, adversely affect our relationships with distributors of our products and services and retention of our sales force, negatively impact persistency and new sales, and generally adversely affect our ability to compete. A downgrade in the issuer credit rating assigned to Unum Group can be expected to adversely affect our cost of capital and our ability to raise additional capital. If we are downgraded significantly, ratings triggers in our derivatives financial instrument contracts may result in our counterparties enforcing their option to terminate the derivative contracts. Such an event may have a material adverse effect on our financial condition or our ability to hedge our risks.

Unum Group depends on capital from its subsidiaries to meet its obligations and pay dividends. The ability of our subsidiaries to transfer capital to Unum Group may be impaired by adverse financial results or a change in capital requirements. Accordingly, internal sources of capital and liquidity may not always be sufficient. If we need to seek external capital, adverse market conditions may affect our access to capital or our cost of capital.

Unum Group is a holding company for insurance and other subsidiaries and has limited operations of its own. Our insurance subsidiaries are subject to insurance laws and regulatory limitations on the payment of dividends and on other transfers of assets to affiliates, including to Unum Group. The level of earnings and capital in our subsidiaries, as well as business conditions and rating agency considerations, could impact our insurance and other subsidiaries' ability to pay dividends or to make other transfers to Unum Group, which could impair our ability to pay dividends to Unum Group's common stockholders, meet our debt and other payment obligations, and/or repurchase shares of Unum Group's common stock.

A change in demand for our insurance products or an increase in the incidence of new claims or the duration of existing claims could negatively impact our cash flows from operations. Deterioration in the credit market, which could delay our ability to sell our positions in certain of our fixed maturity securities in a timely manner, could also negatively impact our cash flows. Regulatory changes such as those discussed herein in this Item 1A may impose higher capital or reserve requirements on our insurance subsidiaries, increase collateral requirements for certain of our derivatives transactions, and/or implement other requirements which could unfavorably affect our liquidity. Without sufficient liquidity, our ability to maintain and grow our operations would be limited. If our internal sources of liquidity prove to be insufficient, we may be unable to successfully obtain additional financing and capital on favorable terms, or at all, which may adversely affect us.

If our financial results are unfavorable, we may need to increase our capital in order to maintain our credit ratings or satisfy regulatory requirements. Maintaining appropriate levels of statutory surplus is considered important not only by us but by insurance regulatory authorities in the U.S., the PRA in the U.K., the KNF in Poland, and the rating agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by regulatory authorities, or a downgrade by the rating agencies. Need for additional capital may limit a subsidiary's ability to distribute dividends to our holding companies.

Obtaining financing for even a small amount of capital could be challenging in unfavorable market conditions and during periods of economic uncertainty. The markets may exert downward pressure on availability of liquidity and credit capacity for certain issuers. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, and the possibility that customers or lenders could develop a negative perception of our financial prospects. Similarly, our access to capital may be impaired if regulatory authorities or rating agencies take negative actions against us. Raising capital in unfavorable market conditions could increase our interest expense or negatively impact our shareholders through increased dilution of their common stock in Unum Group.

We maintain our credit facility as a potential source of liquidity. Our right to borrow funds under this facility is subject to financial covenants, negative covenants, and events of default. Our ability to borrow under this facility is also subject to the ability of the lenders to provide funds. Our failure to comply with the covenants in the credit facility or the failure of lenders to fund their lending commitments would restrict our ability to access the facility when needed, with a resulting adverse effect on our results of operations, financial condition, or liquidity.

Events that damage our reputation may adversely affect our business, results of operations, or financial condition.

There are many events which may harm our reputation, including, but not limited to, those discussed in this Item 1A regarding regulatory investigations, legal proceedings, social issues, and cyber or other information security incidents.

In addition, being in the business of insurance, we are paid to accept certain risks. Those who conduct business on our behalf, including executive officers and members of management, sales managers, investment professionals, and to some extent, independent agents and brokers, do so in part by making decisions that involve exposing us to risk. These include decisions such as maintaining effective underwriting and pricing discipline, maintaining effective claim management and customer service performance, managing our investment portfolio and derivatives trading activities, delivering effective technology solutions, complying with established sales practices, executing our capital management strategy, exiting a line of business and/or pursuing strategic growth initiatives, and other decisions. Although we employ controls and procedures designed to monitor business decisions and prevent us from taking excessive risks or unintentionally failing to comply with internal policies and practices such that errors occur, there can be no assurance that these controls and procedures will be effective. If our employees and business associates take excessive risks and/or fail to comply with internal policies and practices, the impact of those events may damage our market position and reputation.

Depending on the severity of the damage to our reputation, we may be unable to effectively compete for new products or retain our existing business, which could adversely affect our results of operations or financial condition. Damage to our reputation may also hinder our ability to raise new capital and/or increase our cost of capital.

Litigation and contingencies are common in our businesses and may result in financial losses and/or harm to our reputation.

We are, and in the future may be, defendants in a number of litigation matters, and the outcome of this litigation is uncertain. Some of these proceedings have been brought on behalf of various alleged classes of complainants. Plaintiffs in class action and other lawsuits against us may seek very large and/or indeterminate amounts, including punitive and treble damages. An estimated loss is accrued when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An adverse outcome in one or more of these actions may, depending on the nature, scope, and amount of the ruling, materially and adversely affect our results of operations or financial condition, encourage other litigation, and limit our ability to write new business, particularly if the adverse outcomes negatively impact certain of our ratings.

As part of our normal operations in managing claims, we are engaged in claim litigation where disputes arise as a result of a denial or termination of benefits. Typically those lawsuits are filed on behalf of a single claimant or policyholder, and in some of these individual actions punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. For our general claim litigation, we maintain reserves based on experience to satisfy judgments and settlements in the normal course. We expect that the ultimate liability, if any, with respect to general claim litigation, after consideration of the reserves maintained, will not be material to our financial condition. Nevertheless, given the inherent unpredictability of litigation, it is possible that an adverse outcome in certain claim litigation involving punitive damages may, from time to time, have a material adverse effect on our results of operations. We are unable to estimate a range of reasonably possible punitive losses.

Our actions to incorporate sustainability standards may not meet expectations of investors, regulators, customers, employees, and other stakeholders.

Investors, regulators, current and prospective customers, employees, and other stakeholders may evaluate our business according to certain sustainability standards and expectations. To help monitor and meet stakeholder expectations, we developed a corporate sustainability strategic framework. Our framework aims to create long-term value for stakeholders by implementing strategically aligned business practices that incorporate sustainability factors, with a focus on accelerating our efforts around responsible investments, inclusive products and services, and reducing environmental impact. We consider environmental and social factors in fundamental analysis of our investments because we believe they are important for analyzing the long-term risk-reward characteristics of an investment. As our framework matures and we continue to integrate sustainability standards in coordination with other business priorities, our sustainability-related efforts may not prove completely effective or may not satisfy our key stakeholders. Additionally, local, national, and international governments and regulators have passed and are likely to continue to propose new sustainability-related rules that would apply to our business, including regulations focused on increased climate-related disclosures and management of investment portfolios. Such regulations may require the development of new processes and controls that may be complex and result in increases in expenses to ensure compliance, or they may run counter to our corporate sustainability strategic framework, conflict with other regulations that apply to us, or cause us to forgo business opportunities. Stakeholder sustainability-related expectations may increase in the short, medium, and long term and may affect our business, and they may also subject us to scrutiny leading to operational, reputational, or legal challenges.

See "Liability for Future Policy Benefits", "Competition", "Regulation" and "Ratings" contained herein in Item 1, "Executive Summary" and "Critical Accounting Estimates" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Liquidity and Capital Resources" contained herein in Item 7, and Notes 1, 6, 9, 10, 16, and 18 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion.

Operational Risks

A cyber attack or other security breach could disrupt our operations, result in compromised data, the unauthorized disclosure or loss of confidential data, damage our reputation or relationships, and expose us to significant financial and legal liability, which may adversely affect our business, results of operations, or financial condition.

We store confidential information about our business and our policyholders, employees, agents, and others on our information technology systems, including proprietary and personally identifiable information. As part of our normal business operations, we use this information and engage third-party providers, including outsourcing, cloud computing, and other business partners, that store, access, process, and transmit such information on our behalf. We devote significant resources and employ security measures to help protect our information technology systems and confidential information, and we have programs in place to detect, contain, and respond to information security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we and our third-party providers may be unable to anticipate these techniques or implement adequate preventative measures. In addition, hardware, software, or applications we develop or procure from third parties or through open source solutions may contain defects in design or manufacture or other problems that could unexpectedly compromise our information security. Unauthorized parties, whether within or outside our company, may disrupt or gain access to our systems, or those of third parties with whom we do business, through human error, misfeasance, fraud, trickery, or other forms of deceit, including break-ins, use of stolen credentials, social engineering, phishing, or other cyber attacks, computer viruses, malicious codes, and similar means of unauthorized and destructive tampering. Specifically, we have seen an increase in the number and sophistication of phishing attacks that seek access to our systems through emails sent to our employees. We have taken action to provide additional training to increase awareness of the potential for these attacks among our workforce.

We and our third-party providers have experienced and likely will continue to experience information security incidents from time to time. Although known incidents have not had a material effect on our business or financial condition, there is no assurance that our security systems and measures will be able to prevent, mitigate, or remediate future incidents that could have such an effect. A successful penetration or circumvention of the security of our information technology systems, or those of third parties with whom we do business, including a ransomware attack that locks or freezes systems until the payment of a ransom, could cause serious negative consequences for us, including significant disruption of our operations, unauthorized disclosure or loss of confidential information, harm to our brand or reputation, loss of customers and revenues, violations of privacy and other laws, and exposure to litigation, monetary damages, regulatory enforcement proceedings, fines, and potentially criminal proceedings and penalties. If we are unaware of the incident for some time after it occurs, our exposure could increase. In addition, the costs to address or remediate systems disruptions or security threats or vulnerabilities, whether before or after an incident, could be significant. As we continue to build our digital capabilities and focus on enhancing the customer experience, the amount of information that we retain and share with third parties, as well as our reliance on them, is likely to grow, increasing the cost to prevent data security breaches and the cost and potential consequences of such breaches. An information technology systems failure could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Further, successful cyber attacks at other large financial institutions or other market participants, whether or not we are affected, could lead to a general loss of customer and investor confidence in financial institutions that could negatively affect us.

Although we have insurance against some cyber risks and attacks, we may be subject to litigation and financial losses that exceed our policy limits, are subject to deductibles or are not covered under any of our current insurance policies.

The failure of our business recovery and incident management processes to resume our business operations in the event of a natural catastrophe, cyber attack, or other event could adversely affect our profitability, results of operations, or financial condition.

In the event of a disaster such as a natural catastrophe, an epidemic, a pandemic, a cyber attack, cybersecurity breach or other information technology systems failure, a terrorist attack, or war, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business and on our results of operations and financial condition, particularly if those problems affect our information technology systems and destroy valuable data or result in a significant failure of our internal control environment. In addition, in the event that a significant number of our employees were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised.

The failure of our information technology and/or disaster recovery processes or systems for any reason could cause significant interruptions or malfunctions in our or our customers' operations and result in the loss, theft, or failure to maintain the security, confidentiality, or privacy of sensitive data, including personal information relating to our customers. Such a failure could harm our reputation, subject us to regulatory sanctions, legal claims, and increased expenses, and lead to a loss of customers and revenues.

Our use of artificial intelligence technology, as well as changes in artificial intelligence laws and regulations, could lead to regulatory noncompliance, operational risk, and competitive challenges.

We currently use, and expect to continue using, artificial intelligence (AI), including generative AI, in support of our products, services, and critical business functions, either through technology we develop or technology developed and maintained by third parties. This increased reliance on AI, coupled with the fact that the laws and regulations governing the use of AI are still in a relatively early stage of development, may increase regulatory or operational risks discussed elsewhere in this section or create new regulatory or operational risks we are not currently anticipating. We or others that we rely on may misuse AI or external data or fail to comply with regulatory requirements, or there may be conflicting interpretations of the requirements, which could expose us to legal or regulatory risk, subject us to adverse regulatory examinations or audits, damage customer relationships or cause reputational harm. Our development and use of AI could increase the risk or impact of business interruption or a cybersecurity incident. Threat actors may use AI maliciously against us, which may result in reputational or financial harm, or subject us to legal or regulatory risk. These risks are increased by the relative speed at which the technology is being developed and adopted. At the same time, our failure to adopt AI technology quickly enough could put us at a competitive disadvantage.

We may be unable to hire and retain qualified employees which may adversely affect our business, results of operations, or financial condition.

The talent and contributions of our employees are critical to meeting our business needs. Our future success depends on our ability to hire and retain qualified personnel. In recent periods we have experienced increased competition for qualified talent and higher turnover compared to our historical experience, as many employees seek higher wages, new careers, or choose to exit the workforce entirely. The greater opportunities for fully remote or hybrid working arrangements have contributed to this trend, as many employees are no longer limited to employers located in their local area. We have taken steps to address this challenge, including updating compensation structures, allowing for more hybrid or remote working arrangements, and taking advantage of opportunities to recruit highly skilled employees from other employers. However, any prolonged stress on our ability to retain or recruit employees may result in increased labor costs and could adversely affect our ability to conduct and manage our business.

Our failure to develop digital capabilities or to effectively execute upgrades to or replacements of information technology systems could impair our ability to deliver on our growth initiatives or administer our business, which may adversely affect our business, results of operations, or financial condition.

Our business plans increasingly rely on digital capabilities to meet or surpass customer expectations, simplify our operations, and deliver innovative product and service offerings. If we are unable to effectively develop and offer digital capabilities that enhance our customers' experience, we may not fully achieve our strategic growth initiatives and may also experience the loss of existing business. Although we believe we have information technology systems which adequately support our business needs, we continually upgrade our existing information technology systems and acquire or develop new systems to keep pace with the rapidly changing business and technology environment. There are risks involved with upgrading or replacing information technology systems, including, but not limited to, data loss, data errors, and disruption to our operations. We seek to monitor and control our exposure to the risks arising out of these activities through our risk control framework which encompasses a variety of reporting systems, internal controls, management review processes, and other mechanisms.

The use and reliance on third-party vendors, including vendors providing web and cloud-based applications, may disrupt our business, and impact our ability to access data.

We utilize third-party vendors to provide certain business support services. The reliance on these third-party vendors exposes us to the risk that we cannot control the information systems, facilities, or networks of such third-party vendors. We employ substantial third-party risk management measures designed to mitigate this risk, which include, but are not limited to, security and vulnerability assessments of these third-party vendors as well as robust contractual protections. However, if the information systems, facilities, or networks of a third-party vendor are disrupted, damaged, or fail, we are at risk of being unable to meet legal, regulatory, financial or customer obligations. We could also be adversely affected by a third-party vendor who fails to provide contracted services. In this case, this could lead to lower sales, increased costs, and a disruption to our business operations or damage our reputation. Lastly, as certain third-party vendors may conduct operations outside of the U.S., political and military events in foreign jurisdictions could have an adverse effect on our operations.

Our risk management program may leave us exposed to unidentified or unanticipated risk, which could negatively affect our business.

We have devoted significant resources to develop our enterprise risk management program, which has the objective of managing our strategic, market, credit, public health, insurance, and operations risks, which ultimately impact our reputational risk. However, our program may not be comprehensive, and our methods for monitoring and managing risk may not fully predict or mitigate future exposures. In this case, there may be a negative impact to our business, results of operations, or financial condition.

See "Regulation" contained herein in Item 1,"Critical Accounting Estimates" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein in Item 7, "Quantitative and Qualitative Disclosures About Market Risk" contained herein in Item 7A, and Note 16 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

We take our responsibility for the privacy and security of the information our customers share with us seriously. Through our cybersecurity program, we constantly watch for threats to our systems and make real-time adjustments to our defenses to protect customer data and minimize service disruptions.

We identify and assess cybersecurity risks on an ongoing basis by maintaining a cybersecurity program that involves a defense-in-depth approach with multiple layers of security controls to protect our environment. We have invested in and deployed a security operating model involving people, processes, and technology that is designed to protect against potential and known cybersecurity risks and threats. Our cybersecurity program involves collaboration with partners, including financial industry groups, to understand and incorporate best practices and engage in cybersecurity threat intelligence sharing. Our security operations team includes internal threat hunters, such as cybersecurity engineers and analysts, who are working directly with third parties to monitor the threat landscape. Alerts from monitoring are analyzed by our security teams for preemptive engagement to avoid or minimize the impact of potential cyber threats. Additional cybersecurity tools are used to detect and block malicious attacks, as well as to govern identity and access management, in each case to avoid or minimize risks of unauthorized access to systems and data.

We utilize an internal global incident management team, comprised of executive and senior management-level personnel, that is responsible for oversight of our business resiliency and cybersecurity incident response programs. Within our information security organization, our cybersecurity incident response team works closely with the business resiliency team across business continuity, disaster recovery, and crisis management functions to plan, prepare, and practice response to simulated cybersecurity incident scenarios for response readiness. In the event of a cybersecurity incident, our incident response team would assess whether to engage the support of law enforcement or other third parties. In addition to our cybersecurity incident response team, we have retainers with leading incident response organizations to augment response activities, if needed. We also conduct one or more annual cybersecurity incident response tabletop exercises with senior management and third-party experts to test our incident response plan and enhance our readiness for a potential cybersecurity incident.

Additionally, we engage an external firm to conduct an annual System and Organization Controls 2 Type 2 examination of certain cybersecurity controls. Our internal audit organization also provides independent assurance of the cybersecurity program through related audit engagements to complement external assessments and reviews. Additional third parties are engaged, as needed, to perform risk assessments, penetration testing, and other services related to cybersecurity. We rely on third-party cybersecurity software tools and services to enhance many of our cybersecurity functions, such as incident logging, network monitoring, security operations, and data loss prevention, among others. Additionally, we carry cybersecurity insurance to help reduce financial risk posed by cybersecurity incidents.

Cybersecurity risks associated with third-party service providers are managed in accordance with our Third-Party Risk Management (TPRM) program. Components of this program include cybersecurity due diligence and review of contractual terms with third parties that access our network or sensitive information. The TPRM program works to conduct appropriate review of all new third parties and performs ongoing monitoring of our existing relationships based on the risk presented by the third party.

As part of our cybersecurity program, we perform an annual cybersecurity risk assessment to evaluate our cybersecurity program and related controls. The cybersecurity risk assessment follows the guidelines published by the National Institute of Standards and Technology, which are aimed at identifying and determining the potential impact of threats and vulnerabilities and assessing the controls in place to mitigate those threats and vulnerabilities. Risks from cybersecurity threats have not materially affected, and are not reasonably likely to materially affect, our business strategy, operations, or financial condition.

Management's role in assessing and managing cybersecurity risks is led by our Chief Information Security Officer (CISO), who is a senior vice president and officer of the Company. As of the date of this report, our CISO has over twenty years of experience in information security leadership, including leading threat and vulnerability management, cybersecurity operations and cybersecurity defense, cybersecurity incident response, and technology risk management. He holds a bachelor's degree in computer science and several professional qualifications, including Certified Information Systems Security Professional and

Information Systems Security Management Professional. The responsibilities of prevention, detection, mitigation, and remediation of cybersecurity incidents are allocated across the CISO's organization, and each organizational unit reports risks and incidents to the CISO, who in turn informs other senior management of cybersecurity incidents that may be material to the company.

Our cybersecurity program is overseen by the Information Security Committee (ISC), a cross-functional management committee whose membership include the CISO, Chief Risk Officer (CRO), Chief Technology Officer, Chief Compliance Officer, and others. Members of the ISC possess substantial experience in risk management, finance, and information security. The ISC is responsible for ensuring that the cybersecurity strategy and program align with our overall risk strategy. Our TPRM program is overseen by the Corporate Operational Risk Committee (CORC), a cross-functional management team whose membership includes leaders from our third-party risk management, corporate services, compliance, sourcing, information technology, and business resiliency teams. The CORC is responsible for ensuring risks to our non-insurance operational functions, including those related to third-party vendors, are identified and managed within our risk appetite, and that our TPRM program and strategy align with our overall business objectives.

The CORC and the ISC both report risks to our Executive Risk Management Committee (ERMC), which is comprised of senior management from our corporate functions and business segments and is responsible for overseeing our enterprise-wide risk management program. The ERMC is chaired by the CRO, who maintains a direct line of communication with the Risk and Finance Committee (RFC) of our board of directors.

The RFC is the board committee that oversees our cybersecurity risk management. Our CISO makes quarterly reports to the RFC about material cybersecurity risks, updates to the cybersecurity program, metrics that evaluate the effectiveness of the cybersecurity program, material cybersecurity incidents and remediation plans. The RFC also receives timely reports from the CISO when there are significant cybersecurity incidents or updates to the cybersecurity risk assessment. The board of directors also takes an active role in overseeing cybersecurity risk, including receiving an annual report from the CISO that provides an overview of the status and effectiveness of our cybersecurity risk management program and participating in cybersecurity incident response tabletop exercises.

See "Quantitative and Qualitative Disclosures About Market Risk" contained herein in Item 7A for further information. Also see "Risk Factors" included in Item 1A for additional information regarding cybersecurity risk.

ITEM 2. PROPERTIES

As of December 31, 2024, we owned office space comprised of five campuses located in Chattanooga, Tennessee; Portland, Maine; Columbia, South Carolina; Baton Rouge, Louisiana; and Dorking in the United Kingdom. In addition, as of December 31, 2024, we leased office space in various locations throughout the United States, the United Kingdom, Ireland, and Poland. Substantially all of the properties owned or leased are used by one or more of our reportable segments, depending on the location. We believe our properties and facilities are suitable and adequate for current operations.

ITEM 3. LEGAL PROCEEDINGS

Refer to Note 16 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for information on legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common stock of Unum Group is traded on the New York Stock Exchange. The stock symbol is UNM. Quarterly dividends declared and paid per share of common stock are as follows:

2024		
4th Quarter	$	0.420
3rd Quarter		0.420
2nd Quarter		0.365
1st Quarter		0.365
2023		
4th Quarter	$	0.365
3rd Quarter		0.365
2nd Quarter		0.330
1st Quarter		0.330

Our board of directors has the authority to declare cash dividends on shares of our common stock. In determining dividends, the board takes into account a number of factors including our financial condition and results of operations, regulatory limitations on the payment of dividends from subsidiaries, cash requirements, general economic conditions, and other factors the board may deem relevant. For information on restrictions relating to our subsidiaries' ability to pay dividends to Unum Group and certain of its intermediate holding company subsidiaries, see "Liquidity and Capital Resources - Cash Available from Subsidiaries" contained herein in Item 7 and Note 18 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

As of February 25, 2025, there were 7,052 registered holders of common stock.

The following table provides information about our share repurchase activity for the fourth quarter of 2024.

	(a) Total Number of Shares Purchased (3) (4)	(b) Average Price Paid per Share (1) (3) (4)	(c) Total Number of Shares Purchased as Part of Publicly Announced Program (2) (3) (4)	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (1) (2) (3) (4)
October 1 - October 31, 2024	1,910,665	$ 68.11	1,910,665	$ 814,160,418
November 1 - November 30, 2024	3,751,168	72.55	3,751,168	493,160,418
December 1 - December 31, 2024	291,742	68.11	291,742	493,160,418
Total	5,953,575		5,953,575	

(1) Excludes the cost of commissions and excise taxes.

(2) In July 2024, our board of directors authorized the repurchase of up to $1,000.0 million of Unum Group's outstanding common stock beginning on August 1, 2024. In February 2025, our board of directors authorized the repurchase of up to $1,000.0 million of Unum Group's outstanding common stock beginning on April 1, 2025. Concurrent with the announcement of the February 2025 repurchase program, we also announced the termination of the July 2024 program as of March 31, 2025, and any unused amounts under that program will expire as of that date. The repurchase program authorized in February 2025 has no scheduled termination date.

(3) In October 2024, we entered into an accelerated share repurchase agreement. As part of this transaction, we paid $150.0 million to a financial counterparty and received an initial delivery of 1,910,665 shares of our common stock, which represented

approximately 75 percent of the total delivery under the agreement. The final price adjustment settlement, along with the delivery of the remaining shares, occurred in December 2024, resulting in the delivery of 291,742 additional shares. In total, we repurchased 2,202,407 shares pursuant to the October 2024 accelerated share repurchase agreement.

(4) In November 2024, we entered into another accelerated share repurchase agreement. As part of this transaction, we paid $321.0 million to a financial counterparty and received an initial delivery of 3,751,168 shares of our common stock, which represented approximately 75 percent of the total delivery under the agreement. The final price adjustment settlement, along with the delivery of the remaining shares, occurred in February 2025, resulting in the delivery to us of 673,119 additional shares. In total, we repurchased 4,424,287 shares pursuant to the November 2024 accelerated share repurchase agreement.

For information relating to compensation plans under which Unum Group's equity securities are authorized for issuance, see Item 12 contained herein. For information relating to our accelerated share repurchases and share repurchase programs, see Note 12 contained herein Item 8.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis presented in this section should be read in conjunction with the "Cautionary Statement Regarding Forward-Looking Statements" included below the Table of Contents, "Risk Factors" included herein Item 1A, and the Consolidated Financial Statements and notes thereto included in Item 8.

TABLE OF CONTENTS

Executive Summary

2024 Operating Performance and Capital Management

For 2024, we reported net income of $1,779.1 million, or $9.46 per diluted common share, compared to net income of $1,283.8 million, or $6.50 per diluted common share, in 2023.

Included in our results for 2024 are:

- A net investment loss of $34.6 million before tax and $27.0 million after tax, or $0.14 per diluted common share;
- Amortization of the cost of reinsurance of $41.4 million before tax and $32.7 million after tax, or $0.17 per diluted common share;
- Non-contemporaneous reinsurance of $25.1 million before tax and $19.9 million after tax or $0.11 per diluted common share;
- A net reserve decrease related to assumption updates of $357.4 million before tax and $282.6 million after tax, or $1.50 per diluted common share; and
- A loss resulting from a legal settlement of $15.3 million before tax and $12.1 million after tax, or $0.06 per diluted common share.

Included in our results for 2023 are:

- A net investment loss of $36.0 million before tax and $28.2 million after tax, or $0.14 per diluted common share;
- Amortization of the cost of reinsurance of $44.1 million before tax and $34.8 million after tax, or $0.18 per diluted common share;
- Non-contemporaneous reinsurance of $34.8 million before tax and $27.5 million after tax or $0.14 per diluted common share; and
- A net reserve increase related to assumption updates of $177.2 million before tax and $139.3 million after tax, or $0.70 per diluted common share.

Excluding these items, after-tax adjusted operating income for 2024 was $1,588.2 million, or $8.44 per diluted common share compared to $1,513.6 million, or $7.66 per diluted common share for 2023. See "Reconciliation of Non-GAAP and Other Financial Measures" contained herein in this Item 7 for a reconciliation of these items.

Our Unum US segment reported income before income tax and net investment gains and losses of $1,582.8 million in 2024 compared to $1,484.3 million in 2023, which include the reserve assumption updates that occurred during the third quarters of 2024 and 2023. Excluding these items, our Unum US segment reported adjusted operating income of $1,439.2 million in 2024 compared to $1,355.5 million in 2023, primarily due to higher premium income as well as favorable benefits experience, primarily in our group life product line, partially offset by higher commissions. The benefit ratio, excluding the reserve assumption updates, for our Unum US segment for 2024 was 58.2 percent, compared to 59.8 percent in 2023. Unum US sales increased 6.5 percent in 2024 compared to 2023.

Our Unum International segment reported income before income tax and net investment gains and losses of $150.3 million in 2024 compared to $140.2 million in 2023, which include the reserve assumption updates during the third quarters of 2024 and 2023. Excluding these items, our Unum International segment reported adjusted operating income of $157.8 million in 2024 compared to $158.1 million in 2023. As measured in local currency, our Unum UK line of business reported adjusted operating income, which excludes the reserve assumption updates, of £117.8 million in 2024 compared to £124.6 million in 2023, primarily due to lower net investment income as well as unfavorable benefits experience in the group life and group long-term disability product lines, partially offset by higher premium income. The benefit ratio for our Unum UK line of business, excluding the reserve assumption updates, was 69.8 percent in 2024 compared to 69.0 percent in 2023. Unum International sales, as measured in U.S. dollars, increased 9.4 percent in 2024 compared to 2023. Unum UK sales, as measured in local currency, increased 6.6 percent in 2024 compared to 2023.

Our Colonial Life segment reported income before income tax and net investment gains and losses of $512.7 million in 2024 compared to $480.8 million in 2023, which include the reserve assumption updates during the third quarters of 2024 and 2023. Excluding these items, our Colonial Life segment reported adjusted operating income of $466.7 million in 2024 compared to $400.1 million in 2023, primarily due to favorable benefits experience and higher premium income, partially offset by higher commissions and amortization of deferred acquisition costs. The benefit ratio, excluding the reserve assumption updates, for Colonial Life was 47.7 percent in 2024 compared to 50.9 percent in 2023. Colonial Life sales decreased 1.4 percent in 2024 compared to 2023.

Our Closed Block segment reported income before income tax and net investment gains and losses of $246.6 million in 2024 compared to a loss before income tax and net investment gains and losses of $282.8 million in 2023, which include the amortization of the cost of reinsurance and the impact of non-contemporaneous reinsurance related to the Closed Block individual disability reinsurance transaction, as well as the reserve assumption updates. Excluding these items, our Closed Block segment reported adjusted operating income of $137.8 million in 2024 compared to $164.9 million in 2023, primarily due to unfavorable benefits experience in our long-term care and all other product lines, partially offset by favorable net investment income. The net premium ratio for long-term care increased to 94.6 percent at December 31, 2024 from 93.5 percent at December 31, 2023.

A rising interest rate environment could positively impact our yields on new investments, but could also increase unrealized losses in our current holdings. Alternatively, a declining interest rate environment could negatively impact our yields on new investments, but could also reduce unrealized losses in our current holdings. As of December 31, 2024, we do not hold any securities with a decline in fair value below amortized cost which we intend to sell nor any securities for which it is more likely than not that we will be required to sell before recovery in amortized cost. The net unrealized loss on our fixed maturity securities was $2.6 billion and $1.6 billion at December 31, 2024 and 2023, respectively, with the increase due primarily to an increase in U.S. Treasury Rates. The earned book yield on our investment portfolio for 2024 was 4.44 percent, which was generally consistent with a yield of 4.45 percent for 2023.

Additionally, a rising interest rate environment could result in reserve decreases while a declining interest rate environment could result in reserve increases, specific to our liability for future policy benefits, as the reserve discount rate assumptions used in the calculation of our liability are updated at each reporting date using a yield that is reflective of an upper-medium grade fixed income instrument, which is generally equivalent to a single-A interest rate matched to the duration of certain of our insurance liabilities. The change in discount rate assumptions on the liability for future policy benefits, net of reinsurance, due primarily to the increase in U.S Treasury rates during 2024, resulted in a decrease to the liability for future policy benefits, net of reinsurance, of approximately $2.3 billion.

We believe our capital and financial positions are strong. At December 31, 2024, the RBC ratio for our traditional U.S. insurance subsidiaries, calculated on a weighted average basis using the NAIC Company Action Level formula, was approximately 430 percent, which is above our long-term expectations. We repurchased 15.7 million shares of Unum Group common stock under our share repurchase program, at a cost of $979.3 million, which includes commissions, excise tax, and $80.3 million related to shares which settled in February 2025 in connection with the November 2024 accelerated share repurchase agreement during 2024. Our weighted average common shares outstanding, assuming dilution, equaled 188.1 million and 197.6 million for 2024 and 2023, respectively. As of December 31, 2024, Unum Group and our intermediate holding companies had available holding company liquidity of $1,987.0 million that was held primarily in bank deposits, commercial paper, money market funds, corporate bonds, municipal bonds, and asset backed securities.

Closed Block Long-Term Care and Unum US Individual Disability Reinsurance Transaction

On February 26, 2025, Unum America entered into a master transaction agreement with Fortitude Reinsurance Company Ltd. (Fortitude Re) which, subject to receipt of regulatory approvals and the satisfaction or waiver of other customary closing conditions, is expected to result in the execution of a coinsurance agreement (anticipated reinsurance agreement) during 2025.

This anticipated reinsurance agreement is to reinsure a portion of our Closed Block long-term care insurance business and a portion of our Unum US individual disability business on a coinsurance basis to Fortitude Re. The anticipated reinsurance agreement represents approximately 21 percent of total Closed Block long-term care future policy benefits and approximately 15 percent of Unum US individual disability future policy benefits as of December 31, 2024. The transaction is expected to result in approximately $430 million pre-tax ceding commission paid to Fortitude Re. Fortitude Re will establish and maintain a collateralized trust account for the benefit of Unum America to secure its obligations under the anticipated reinsurance agreement.

Immediately prior to entering into the anticipated reinsurance agreement with Fortitude Re, Unum America will recapture the aforementioned Closed Block long-term care business from Fairwind Reinsurance Company (Fairwind), an affiliated captive reinsurer, and assume the aforementioned Unum US individual disability business from Provident Life and Accident Insurance Company, an affiliate.

2024, 2023, and 2022 Reserve Assumption Updates

During the third quarters of 2024, 2023, and 2022, we completed our annual cash flow assumption review and updated certain of our assumptions used to develop the liability for future policy benefits. For more information see "Critical Accounting Estimates" included herein in this Item 7 as well as Note 6 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Loss on Legal Settlement

During the third quarter of 2024, we incurred a loss of $15.3 million before tax, or $12.1 million after tax, within our Corporate segment for the settlement of an employment-related matter. $4.9 million of the loss is recorded within compensation expense and $10.4 million of the loss is recorded within other expenses in the consolidated statements of income.

Inflation Reduction Act

In August 2022, the Inflation Reduction Act (IRA) was signed into law in the U.S. and includes certain corporate tax provisions effective January 1, 2023. The IRA imposed a new 15 percent corporate alternative minimum tax (CAMT) on adjusted financial statement income (AFSI) on corporations that have average AFSI over $1.0 billion in any prior three-year period, starting with years 2020 to 2022. Our company is an applicable corporation. We have not recorded any CAMT as of December 31, 2024. We do not expect that any CAMT incurred would impact earnings since it would be offset with a credit toward regular income tax in subsequent years. The IRA also imposed a one percent excise tax on fair market value of corporate stock repurchases after December 31, 2022. This excise tax is recorded as part of the cost basis of treasury stock and is assessed on the fair market value of stock purchases, reduced by the fair value of any shares issued during the period. We have recorded $8.3 million of excise tax in stockholders' equity, as part of the cost basis of treasury stock in 2024.

U.K. Tax Law Change

In June 2021, the Finance Act 2021 was enacted, resulting in a U.K. tax rate increase from 19 percent to 25 percent, effective April 1, 2023.

Global Minimum Tax

The Organization for Economic Co-operation and Development (OECD) has established model rules to ensure a minimum level of tax of 15 percent (Pillar Two) for multinational companies. Several jurisdictions, including the United Kingdom, Ireland, and Poland have adopted Pillar Two beginning on or after December 31, 2023. We have not recorded material Pillar Two taxes as of December 31, 2024, and we do not expect material impacts in 2025. We will continue to monitor legislative developments.

Consolidated Company Outlook for 2025

We believe our strategy of providing financial protection products at the workplace puts us in a position of strength. We continue to fulfill our corporate purpose of helping the working world thrive throughout life's moments by providing excellent service to people at their time of need. Our strategy remains centered on growing our core businesses through investing and transforming our operations and technology to anticipate and respond to the changing needs of our customers, expanding into new adjacent markets through meaningful partnerships, and effective deployment of our capital across our portfolio.

In 2024, we experienced increased earnings driven by the underlying strength of our business and expect positive operating trends in our core businesses to continue in 2025. The products and services we provide deliver significant value to employers, employees and their families, and we believe this will help drive sales and premium growth in 2025.

A rising interest rate environment could positively impact our yields on new investments but could also increase unrealized losses in our current holdings. Alternatively, a declining interest rate environment could negatively impact our yields on new investments but could also reduce unrealized losses in our current holdings. We also may continue to experience further volatility in miscellaneous investment income primarily related to changes in partnership net asset values as well as bond calls.

As part of our discipline in pricing and reserving, we continuously monitor emerging claim trends and interest rates. We will continue to take appropriate pricing actions on new business and renewals that are reflective of the current environment and may continue to utilize derivative financial instruments to manage interest rate risk.

Our business is well-diversified by geography within our markets, industry exposures and case size, and we continue to analyze and employ strategies that we believe will help us navigate the current environment. These strategies allow us to maintain financial flexibility to support the needs of our businesses, while also returning capital to our shareholders. We have strong core businesses that have a track record of generating significant free cash flow, and we will continue to invest in our operations and expand into adjacent markets where we can best leverage our expertise and capabilities to capture market growth opportunities as those opportunities emerge. We believe that consistent operating results, combined with the implementation of strategic initiatives and the effective deployment of capital, will allow us to meet our financial objectives.

Further discussion is included in "Reconciliation of Non-GAAP and Other Financial Measures," "Consolidated Operating Results," "Segment Results," "Investments," and "Liquidity and Capital Resources" contained herein in this Item 7 and in the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Reconciliation of Non-GAAP and Other Financial Measures

We analyze our performance using non-GAAP financial measures. A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with U.S generally accepted accounting principles (GAAP). The non-GAAP financial measure of "after-tax adjusted operating income" differs from net income as presented in our consolidated operating results and income statements prepared in accordance with GAAP due to the exclusion of investment gains or losses, the amortization of the cost of reinsurance, the impact of non-contemporaneous reinsurance, and reserve assumption updates as well as certain other items as specified in the reconciliations below. Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives. We believe after-tax adjusted operating income is a better performance measure and better indicator of the profitability and underlying trends in our business.

Investment gains or losses depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our segments. Our investment focus is on investment income to support our insurance liabilities as opposed to the generation of investment gains or losses. Although we may experience investment gains or losses which will affect future earnings levels, a long-term focus is necessary to maintain profitability over the life of the business since our underlying business is long-term in nature, and we need to earn the interest rates assumed in calculating our liabilities.

We exited a substantial portion of our Closed Block individual disability product line through the two phases of the reinsurance transaction that were executed in December 2020 and March 2021. As a result, we exclude the amortization of the cost of reinsurance that we recognized upon the exit of the business related to the policies on claim status as well as the impact of non-contemporaneous reinsurance that resulted from the adoption of ASU 2018-12. We believe that the exclusion of these items provides a better view of our results from our ongoing businesses.

Cash flow assumptions used to calculate our liability for future policy benefits are reviewed at least annually and updated, as needed, with the resulting impact reflected in net income. While the effects of these assumption updates are recorded in the reporting period in which the review is completed, these updates reflect experience emergence and changes to expectations spanning multiple periods. We believe that by excluding the impact of reserve assumption updates we are providing a more comparable and consistent view of our quarterly results.

We may at other times exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace net income or net loss as a measure of our overall profitability.

See "Executive Summary" contained herein in Item 7 and Notes 3, 6, 14, and 15 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion regarding the items specified in the reconciliations below.

A reconciliation of GAAP financial measures to our non-GAAP financial measures is as follows:

	Year Ended December 31					
	2024		2023		2022	
	(in millions)	per share *	(in millions)	per share *	(in millions)	per share *
Net Income	$ 1,779.1	$ 9.46	$ 1,283.8	$ 6.50	$ 1,407.2	$ 6.96
Excluding:						
Net Investment Loss (net of tax benefit of $7.6; $7.8; $3.5)	(27.0)	(0.14)	(28.2)	(0.14)	(12.2)	(0.07)
Amortization of the Cost of Reinsurance (net of tax benefit of $8.7; $9.3; $10.6)	(32.7)	(0.17)	(34.8)	(0.18)	(39.7)	(0.20)
Non-Contemporaneous Reinsurance (net of tax benefit of $5.2; $7.3; $7.2)	(19.9)	(0.11)	(27.5)	(0.14)	(27.2)	(0.13)
Reserve Assumption Updates (net of tax expense (benefit) of $74.8; $(37.9); $51.2)	282.6	1.50	(139.3)	(0.70)	192.1	0.96
Loss on Legal Settlement (net of tax benefit of $3.2; $—; $—)	(12.1)	(0.06)	—	—	—	—
After-tax Adjusted Operating Income	$ 1,588.2	$ 8.44	$ 1,513.6	$ 7.66	$ 1,294.2	$ 6.40

* Assuming Dilution

We measure and analyze our segment performance on the basis of "adjusted operating revenue" and "adjusted operating income" or "adjusted operating loss," which differ from total revenue and income before income tax as presented in our consolidated statements of income due to the exclusion of investment gains and losses, the amortization of the cost of reinsurance, the impact of non-contemporaneous reinsurance, and reserve assumption updates, as well as certain other items as specified in the reconciliations below. These performance measures are in accordance with GAAP guidance for segment reporting, but they should not be viewed as a substitute for total revenue, income before income tax, or net income.

A reconciliation of total revenue to "adjusted operating revenue" and income before income tax to "adjusted operating income" is as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Total Revenue	$ 12,887.3	$ 12,385.9	$ 11,984.1
Excluding:			
Net Investment Loss	(34.6)	(36.0)	(15.7)
Adjusted Operating Revenue	$ 12,921.9	$ 12,421.9	$ 11,999.8
Income Before Income Tax	$ 2,251.3	$ 1,640.1	$ 1,750.0
Excluding:			
Net Investment Loss	(34.6)	(36.0)	(15.7)
Amortization of the Cost of Reinsurance	(41.4)	(44.1)	(50.3)
Non-Contemporaneous Reinsurance	(25.1)	(34.8)	(34.4)
Reserve Assumption Updates	357.4	(177.2)	243.3
Loss on Legal Settlement	(15.3)	—	—
Adjusted Operating Income	$ 2,010.3	$ 1,932.2	$ 1,607.1

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect amounts reported in our financial statements and accompanying notes. Estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in our financial statements.

The accounting estimates deemed to be most critical to our financial position and results of operations are those related to the liability for future policy benefits, valuation of investments, pension and postretirement benefit plans, income taxes, and contingent liabilities. For additional information, refer to our significant accounting policies in Note 1 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Liability for Future Policy Benefits

Liabilities for future policy benefits represent the cost of claims that we estimate we will eventually pay to our policyholders and the related expenses for our non interest-sensitive products. Liability for future policy benefits includes policy liabilities for claims not yet incurred and for claims that have been incurred or are estimated to have been incurred but not yet reported to us. Liability for future policy benefits equaled $36.8 billion and $40.0 billion at December 31, 2024 and 2023, or approximately 72.2 percent and 74.6 percent of our total liabilities, respectively. Liability for future policy benefits ceded to reinsurers was $7.0 billion and $7.8 billion at December 31, 2024 and 2023, respectively, and are reported as a reinsurance recoverable in our consolidated balance sheets.

Liabilities for future policy benefits are initially established in the same period in which we issue a policy, and equal the difference between projected future policy benefits and projected future premiums, allowing a margin for expenses and profit. The liabilities for future policy benefits build up and release over time, based on the emergence of cash flows, including premiums received and claims paid, and updated expectations for future cash flows.

Liabilities for future policy benefits are updated at each reporting date to reflect changes in the liability based on policy development over time, emerging experience, and any assumption updates required to maintain the best estimate basis for expected future cash flows as required by GAAP. These future policy benefit liabilities are based on actual known facts regarding the liability, such as the benefits available under the applicable policy, the covered benefit period, the age, and, as appropriate, the occupation and cause of disability of the claimant, as well as assumptions derived from our actual historical experience and expected future changes in experience for factors such as the claim duration, claim administration expenses, discount rate, policy benefit offsets, including those for social security and other government-based welfare benefits. The liability for future policy benefits also includes the liabilities for incurred claims.

Future policy benefit liabilities primarily relate to our traditional long-duration products which include our group, individual disability and certain of our voluntary benefits products in our Unum US segment; group, individual disability and life products in our Unum International segment; certain of our voluntary benefits products in our Colonial Life segment; and long-term care and certain of our other products in our Closed Block segment.

In calculating the liability for future policy benefits, our long-duration contracts are grouped into cohorts by product type and contract issue year. Liabilities for future policy benefits for claims not yet incurred are generally determined using the net premium model as prescribed by GAAP. At each reporting period, the liability for future policy benefits is remeasured at the current discount rate with the change recorded in other comprehensive income.

The calculation of the liability for future policy benefits involves numerous assumptions including discount rate, lapses, mortality, and morbidity. Certain product lines may utilize additional assumptions in calculating the liability for future policy benefits in addition to those listed above such as premium rate increases for long-term care, benefit offsets for Unum US long-term disability, claim costs for Unum US voluntary benefits and Colonial Life, and inflation-linked benefits for Unum UK group disability and group life. Claim costs capture the combined effect of the incidence rate, the expected level of benefit to be paid, and the claim resolution rate. Cash flow assumptions are reviewed and updated, as needed, at least annually. Assumptions may be updated more frequently, if necessary, based on trending experience.

On a quarterly basis, cohort level cash flow measures are updated based on the emergence of actual experience. The updated cash flows, based on experience emergence and any assumption updates, are used to determine the updated net premiums, the portion of the gross premium required to provide for all benefits and expenses, excluding acquisition costs or any costs that are required to be charged to expense as incurred. The updated net premium ratio is used to calculate the updated liability for future policy benefits as of the beginning of year, at the original discount rate. To the extent the present value of future benefits and expenses exceeds the present value of future gross premiums, an immediate charge is recognized in net income, such that net premiums are set equal to gross premiums. Future policy benefit liabilities are floored at zero at the cohort level in situations where the liabilities for future policy benefits are less than zero. The change in the liability for future policy benefits, at the original discount rate, as of the beginning of the period, resulting from cash flow changes, including changes in cash flow assumptions, is reflected as the change in benefits - remeasurement gain or loss in the consolidated statements of income. The impact of all other changes in the liability for future policy benefits are reflected as policy benefits in the consolidated statements of income.

Key Assumptions

The calculation of the liability for future policy benefits involves numerous assumptions, but the primary assumptions used to calculate the liability are (1) the discount rate, (2) the claim resolution rate, (3) the claim incidence rate, and (4) policyholder lapse and mortality:

1. The *discount rate*, which is used in calculating the liability for future policy benefits, is the interest rate that we use to discount future cash flows including premium and claim payments to determine the present value. A higher discount rate produces a lower reserve. If the discount rate is higher than our future investment returns, our invested assets will not earn enough investment income to support our future claim payments. The original discount rates are initially set at the transition date of ASU 2018-12, which was January 1, 2021, for policies originally issued before the transition date, or at the policy issuance date, for policies issued on or after the transition date. For policies issued on or after the transition date, the original discount rate assumptions reflect an upper-medium grade (low-credit risk) fixed-income instrument yield based on the currency in which the liabilities are assumed and matched to the duration of the insurance liabilities. For all cohorts, the liability is then remeasured at each reporting period using the current discount rate reflective of an upper-medium grade fixed-income instrument. We primarily utilize a forward curve which is derived from the underlying spot curve using interpolation to develop an ultimate forward rate.

2. The *claim resolution rate* is the probability that a disability or long-term care claim will close due to recovery or death of the insured and it is used to estimate how long benefits will be paid for a claim. Estimated resolution rates that are set too high will result in liabilities that are lower than they need to be to pay the claim benefits over time. Claim resolution assumptions involve many factors, including the cause of disability, the policyholder's age, the type of contractual benefits provided including benefit elections, and the time since initial disability. We primarily use our own claim experience to develop our claim resolution assumptions. These assumptions are established for the probability of death and the probability of recovery from disability. Our studies incorporate actual claim resolution experience over a number of years and consider any observed trends over the study period. We also consider any expected future changes in claim resolution experience.

3. The *incidence rate* is the rate at which new claims are submitted to us. The incidence rate is affected by many factors, including the age of the insured, the insured's occupation or industry, the benefit plan design, and certain external factors such as consumer confidence and levels of unemployment. We establish our incidence assumption using a historical review of actual incidence results along with an outlook of future incidence expectations.

4. *Policyholder lapse and mortality assumption*s reflect the probability that insureds' coverage is discontinued due to lapsation or death of the insured. For our life insurance products, mortality assumptions also reflect the probability that a benefit payment occurs. These rates are affected by many factors, including the age of the insured, the insured's occupation or industry, the benefit plan design, and the length of time from policy or certificate issue to valuation date. We establish our mortality and lapse assumptions using a historical review of actual results along with an outlook of future expectations.

Establishing liability for future policy benefit assumptions is complex and involves many factors. Liabilities for future policy benefits, particularly for policies offering insurance coverage for long-term disabilities and long-term care, are dependent on numerous assumptions other than just those presented in the preceding discussion. The impact of internal and external events, such as changes in claims operational procedures, economic trends such as the rate of unemployment and the level of consumer confidence, the emergence of new diseases, new trends and developments in medical treatments, and legal trends and legislative changes, including changes to social security and other government-based welfare benefits programs which provide policy benefit offsets, among other factors, will influence claim incidence rates, claim resolution rates, and claim costs. In addition, for policies offering coverage for disability or long-term care at advanced ages, the level and pattern of mortality rates at advanced ages will impact overall benefit costs. Reserve assumptions differ by product line and by policy type within a product line. Additionally, in any period and over time, our actual experience may have a positive or negative variance from our long-term assumptions, either singularly or collectively, and these variances may offset each other. We review our assumptions at least annually with a long-term view of our expected experience over the life of a block of business rather than test just one or a few assumptions independently that may be aberrant over a short period of time. Based on this review, we update our assumptions to reflect our current best estimates. Therefore, while it is possible to evaluate the sensitivity of overall results in our liability for future policy benefits based upon a change in each individual assumption, the actual impacts of changes to a variety of underlying assumptions must be considered in the aggregate by product line in order to judge the overall potential implications to the liability for future policy benefits. The following sections present the impacts of our most recent cash flow assumption reviews and an overview of our trend analysis for key assumptions and the results of variability in our assumptions, in aggregate, for the liabilities for future policy benefits which we believe are reasonably possible to have a material impact on our future financial results if actual claims yield a materially different amount than what we currently expect and have reserved for, either favorable or unfavorable.

Cash Flow Assumption Review

Our cash flow assumption reviews during the years ended December 31, 2024, 2023, and 2022 resulted in the following impacts to income before income tax as a result of updating certain assumptions related to the liability for future policy benefits:

	December 31		
	2024	2023	2022
	(in millions of dollars)		
Cash Flow Assumption Update Impacts to Income Before Income Tax			
Unum US			
Group Disability	$ 90.0	$ 121.0	$ 121.0
Group Life and Accidental Death and Dismemberment	13.0	—	34.0
Voluntary Benefits	(12.2)	10.4	17.0
Individual Disability	52.8	(2.6)	(1.2)
Total Unum US	143.6	128.8	170.8
Unum International	(7.5)	(17.9)	7.6
Colonial Life	46.0	80.7	55.2
Closed Block			
Long-term Care	174.1	(368.1)	2.9
Closed Block - All Other	1.2	(0.7)	6.8
Total Closed Block	175.3	(368.8)	9.7
Total	$ 357.4	$ (177.2)	$ 243.3

2024 Significant Cash Flow Assumption Updates:

The cash flow assumption updates in our Unum US group long-term disability product line reduced our liability for future policy benefits by $90.0 million, due primarily to claim resolution assumptions driven by favorable claim recovery trends.

The cash flow assumption updates in our Unum US individual disability product line reduced our liability for future policy benefits by $52.8 million, due primarily to favorable claim incidence trends.

The cash flow assumption updates in our Colonial Life segment reduced our liability for future policy benefits by $46.0 million, due primarily to improved claim cost assumptions.

The cash flow assumption updates in our Closed Block segment were primarily driven by the long-term care product line which reduced our liability for future policy benefits by $174.1 million, due primarily to an increase to expected premium rate increase approvals within our existing premium rate increase program, partially offset by lower expected persistency on group policies.

2023 Significant Cash Flow Assumption Updates:

The cash flow assumption updates in our Unum US group long-term disability product line reduced our liability for future policy benefits by $121.0 million, due primarily to sustained improvement in claim recovery trends.

The cash flow assumption updates in our Colonial Life segment reduced our liability for future policy benefits by $80.7 million, due primarily to improvement in certain of our claim cost assumptions and increased policyholder lapse rates.

The cash flow assumption updates in our Closed Block segment were primarily driven by the long-term care product line which increased our liability for future policy benefits by $368.1 million, due primarily to lower expectations for active policy lapse and mortality assumptions, partially offset by an increase to expected premium rate increase approvals within our existing premium rate increase program.

2022 Significant Cash Flow Assumption Updates:

The cash flow assumption updates in our Unum US group long-term disability product line and our waiver of premium benefits for our Unum US group life product line reduced our liability for future policy benefits by $121.0 million and $34.0 million, respectively, due primarily to sustained improvement in claim recovery trends, partially offset by lower social security benefit offsets for our group long-term disability product line.

The cash flow assumption updates in our Colonial Life segment reduced our liability for future policy benefits by $55.2 million, due primarily to improvement in certain of our claim cost assumptions.

The cash flow assumption updates in our Closed Block segment were primarily driven by the all other product line. The impact to income before income tax for this product line was $6.8 million and related to the small block of retained individual disability business. However, there were also updates to the mortality assumptions for the advanced age portion of our individual disability claimant population which was included in the block ceded as a part of the Closed Block individual disability reinsurance transaction with Commonwealth Annuity and Life Insurance Company. We increased our liability for future policy benefits by $196.0 million as a result of the assumption updates related to the ceded advanced age claimant block with a corresponding increase in our consolidated balance sheet as a reinsurance recoverable.

Trends in Key Assumptions

Generally, we do not expect our mortality and morbidity claim incidence trends or our persistency trends to change significantly in the short-term, and to the extent that these trends do change, we expect those changes to be gradual over a longer period of time. We have historically experienced an increase in our group long-term disability morbidity claim incidence trends during and following a recessionary period and believe claim incidence trends may continue to somewhat follow general economic conditions and demographics of the general workforce.

The long-term discount rates underlying our liabilities are reflective of rates based on the issue year of the cohort or rates underlying the liabilities at transition to the updated accounting basis as prescribed by ASU 2018-12. The discount rate assumption for new cohorts, after the transition date, is based on the interest rate of an upper-medium grade fixed-income instrument for that cohort period.

Our claim resolution rate assumption used in determining the liability for future policy benefits is our expectation of the resolution rate we will experience over the life of the block of business and will vary from actual experience in any one period, both favorably and unfavorably. Claim resolution rates are very sensitive to operational and environmental changes and have a greater chance of significant variability in a shorter period of time than our other reserve assumptions. These rates are reviewed on a quarterly basis for the death and recovery components separately. While claim resolution rates in our Unum US group long-term disability product line have shown some variability over the last several years, they have exhibited an increasing trend.

Sensitivity Analysis

We monitor our key assumptions and test the sensitivity of our liability for future policy benefits under a range of scenarios. This sensitivity analysis is completed at least annually and was last completed as of December 31, 2024 for our product lines with a higher level of estimation uncertainty and utilizes the liability for future policy benefits valued at the original discount rate. See "Quantitative and Qualitative Disclosures about Market Risk" contained herein in Item 7A for information regarding the sensitivity of the current discount rate used to remeasure the liability for future policy benefits at each reporting date.

In our estimation, scenarios based on certain variations in each of our assumptions for our Unum US group long-term disability product line could produce a change of approximately $100 million which represents 2.1 percent of our Unum US group disability liability for future policy benefits balance. Of the assumptions impacting the estimated change in the liability for future policy benefits, the largest contributor is the claim resolution rate for which we assumed a change of approximately 10 percent.

In our estimation, scenarios based on certain possible variations in each of our assumptions for our Colonial Life segment could produce a change of approximately $60 million which represents 3.2 percent of our Colonial Life liability for future policy benefits balance. Of the assumptions impacting the estimated change in the liability for future policy benefits, the largest contributor is the claim costs, for which we assumed a change of approximately 10 percent.

We also consider variability in our assumptions related to the long-term care liability for future policy benefits. In our estimation, scenarios based on certain variations in each of our assumptions could produce potential results as illustrated in the chart below. The liability for future policy benefits for long-term care is based upon a number of key assumptions, and each assumption has various factors which may impact the long-term outcome. Key assumptions with respect to active policy lapses and mortality, claim incidence and resolutions, and future premium rate increases must incorporate extended views of expectations for many years into the future. The liability for future policy benefits is highly sensitive to these estimates. Key assumptions and related impacts are also heavily interrelated in both their outcome and in their effects on the liability for future policy benefits. For example, changes in the view of morbidity and mortality might be mitigated by either potential future premium rate increases and/or morbidity improvements due to general improvement in health and/or medical breakthroughs. There is a potentially wide range of outcomes for each assumption and in totality. As a result, and given the size of the long-term care liability for future policy benefits in relation to the total liability for future policy benefits, our sensitivity analysis for long-term care reflects the potential impact to the present value of gross liability cash flows for future policy benefits for updates to our key assumptions. The sensitivity analysis related to our key assumptions for the long-term care liability for future policy benefits is as shown below. The impact of changes to these assumptions would partially be reflected in the period in which the assumptions are updated and partially across future periods. Given the significant changes in certain assumptions, the below sensitivity analysis was completed as of the beginning of the third quarter of 2024 at which point the most recent assumption update review occurred.

Long-Term Care Cash Flow Assumptions	Sensitivity	PV Gross LFPB Cash Flows[1]	
		Unfavorable	Favorable
		(in millions of dollars)	
Active Policy Lapses and Mortality	7.5 %	$ 480	$ 450
Claim Incidence	3.0 %	410	410
Claim Resolutions	2.0 %	320	310
Morbidity/Mortality Improvement[2]	No Improvement/2x	1,010	1,030
Future Unapproved Premium Rate Increases	10.0 %	100	100

[1]Present value of cash flows specific to the LFPB at original discount rate, except using gross premiums instead of net premiums.

[2]Unfavorable scenario reflects no future improvement. Favorable scenario reflects improvement rates, from the valuation date forward, twice as high as baseline.

The impact to current period liability for future benefits would be smaller in magnitude than the present value of gross liability for future policy benefits cash flows due to the updating of the net premium ratio. The current period liability for future policy benefits impact may be asymmetrical (i.e. larger for the unfavorable scenario) for some sensitivities if the assumption update causes the net premium ratio to be capped at 100 percent for any given cohort.

We believe that these sensitivities provide a reasonable estimate of the possible changes in liability for future policy benefit balances for those product lines where we believe it is possible that variability in the assumptions, in the aggregate, could result in a material impact on our liability for future policy benefit levels, but we record our liability for future policy benefits based on our long-term best estimate for our cohorts and these assumptions are reviewed and updated annually to reflect the current best estimates. Product lines that have long-term claim payout periods have a greater potential for significant variability in claim costs, either positive or negative. We closely monitor emerging experience and use these results to inform our view of long-term assumptions.

Fair Value of Investments

All of our fixed maturity securities, which are classified as available-for-sale, and all of our unrestricted equity securities are reported at fair value. Our derivative financial instruments, including certain derivative instruments embedded in other contracts, are reported as either assets or liabilities and measured at fair value. We report our investments in private equity partnerships at our share of the partnerships' net asset value or its equivalent (NAV), as a practical expedient for fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and therefore represents an exit price, not an entry price. The exit price objective applies regardless of our intent and/or ability to sell the asset or transfer the liability at the measurement date. We generally use valuation techniques consistent with the market approach, and to a lesser extent, the income approach. The market approach uses prices and other relevant information from market transactions involving identical or comparable assets or liabilities and the income approach converts future amounts, such as cash flows or earnings, to a single present value amount, or a discounted amount. We believe the market approach valuation technique provides more observable data than the income approach, considering the types of investments we hold.

The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment utilized in measuring fair value. The market sources from which we obtain or derive the fair values of our assets and liabilities carried at market value include quoted market prices for actual trades, price quotes from third party pricing vendors, price quotes we obtain from outside brokers, discounted cash flow, and observable prices for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. Our fair value measurements could differ significantly based on the valuation technique and available inputs.

Inputs to valuation techniques refer broadly to the assumptions that market participants use in pricing assets or liabilities, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value and/or the risk inherent in the inputs to the valuation technique. We use observable and unobservable inputs in measuring the fair value of our financial instruments. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are developed based on the best information available in the circumstances, and reflect our evaluation of the assumptions market participants would use in pricing the asset or liability.

Certain of our investments do not have readily determinable market prices and/or observable inputs or may at times be affected by the lack of market liquidity. For these securities, we use internally prepared valuations, including valuations based on estimates of future profitability, to estimate the fair value. Additionally, we may obtain prices from independent third-party brokers to aid in establishing valuations for certain of these securities. Key assumptions used by us to determine fair value for these securities include risk-free interest rates, risk premiums, performance of underlying collateral (if any), and other factors involving significant assumptions which may or may not reflect those of an active market.

As of December 31, 2024, approximately 11.7 percent of our fixed maturity securities were categorized as Level 1, 87.9 percent as Level 2, and 0.4 percent as Level 3. Level 1 is the highest category of the three-level fair value hierarchy classification wherein inputs are unadjusted and represent quoted prices in active markets for identical assets or liabilities. The Level 2 category includes assets or liabilities valued using inputs (other than those included in the Level 1 category) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. The Level 3 category is the lowest category of the fair value hierarchy and reflects the judgment of management regarding what market participants would use in pricing assets or liabilities at the measurement date using unobservable inputs to extrapolate an estimated fair value.

Rapidly changing credit and equity market conditions can materially impact the valuation of securities, and the period to period changes in value can vary significantly.

See "Quantitative and Qualitative Disclosures about Market Risk" for information regarding the sensitivity of the estimated fair value for fixed maturity securities contained herein in Item 7A. See Note 2 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Investment Credit Losses

One of the significant estimates related to investments is our credit loss valuation. In determining when a decline in fair value below amortized cost of a fixed maturity security represents a credit loss, we evaluate the following factors:

- Whether we expect to recover the entire amortized cost basis of the security
- Whether we intend to sell the security or will be required to sell the security before the recovery of its amortized cost basis
- Whether the security is current as to principal and interest payments
- The significance of the decline in value
- Current and future business prospects and trends of earnings
- The valuation of the security’s underlying collateral
- Relevant industry conditions and trends relative to their historical cycles
- Market conditions
- Rating agency and governmental actions
- Bid and offering prices and the level of trading activity
- Adverse changes in estimated cash flows for securitized investments
- Changes in fair value subsequent to the balance sheet date
- Any other key measures for the related security

We evaluate available information, including the factors noted above, both positive and negative, in reaching our conclusions. In particular, we also consider the strength of the issuer’s balance sheet, its debt obligations and near term funding requirements, cash flow and liquidity, the profitability of its core businesses, the availability of marketable assets which could be sold to increase liquidity, its industry fundamentals and regulatory environment, and its access to capital markets. Although all available and applicable factors are considered in our analysis, our expectation of recovering the entire amortized cost basis of the security, whether we intend to sell the security, whether it is more likely than not we will be required to sell the security before recovery of its amortized cost, and whether the security is current on principal and interest payments are the most critical factors in determining whether a credit loss is possible. The significance of the decline in value is also an important factor, but we generally do not record a credit loss based solely on this factor, since often other more relevant factors will impact our evaluation of a security.

While determining whether a credit loss exists is a judgmental area, we utilize a formal, well-defined, and disciplined process to monitor and evaluate our fixed income investment portfolio, supported by issuer specific research and documentation as of the end of each period. The process results in a thorough evaluation of investments and the recording of credit losses on a timely basis for investments determined to have credit loss.

We use a comprehensive rating system to evaluate the investment and credit risk of our mortgage loans and to identify specific properties for inspection and reevaluation. We estimate an allowance for credit losses that we expect to incur over the life of our mortgage loans using a probability of default method. For each loan, we estimate the probability that the loan will default before its maturity (probability of default) and the amount of the loss if the loan defaults (loss given default). These two factors result in an expected loss percentage that is applied to the amortized cost of each loan to determine the expected credit loss. Mortgage loans are reported at amortized cost less the allowance for expected credit losses with the change in expected credit losses recognized as an investment gain or loss in our consolidated statements of income.

There are a number of significant risks inherent in the process of monitoring our investments for credit losses and determining when and if a credit loss exists. These risks and uncertainties include the following possibilities:

- The assessment of a borrower's ability to meet its contractual obligations will change.
- The economic outlook, either domestic or foreign, may be less favorable or may have a more significant impact on the borrower than anticipated, and as such, the investment may not recover in value.
- New information may become available concerning the security, such as disclosure of accounting irregularities, fraud, or corporate governance issues.
- Significant changes in credit spreads may occur in the related industry.
- Significant increases in interest rates may occur and may not return to levels similar to when securities were initially purchased.
- Adverse rating agency actions may occur.

See Notes 1 and 3 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Pension and Postretirement Benefit Plans

We sponsor several defined benefit pension and other postretirement benefit (OPEB) plans for our employees, including non-qualified pension plans. The U.S. qualified and non-qualified defined benefit pension plans comprise the majority of our total benefit obligation and benefit cost. We maintain a separate defined benefit plan for eligible employees in our U.K. operation. The U.S. defined benefit pension plans were frozen and closed to new entrants on December 31, 2013, the OPEB plan was frozen and closed to new entrants on December 31, 2012, and the U.K. plan was frozen and closed to new entrants on December 31, 2002.

Assumptions

Our net periodic benefit costs and the value of our benefit obligations for these plans are determined based on a set of economic and demographic assumptions that represent our best estimate of future expected experience. Major assumptions used in accounting for these plans include the expected discount (interest) rate, the long-term rate of return on plan assets, and mortality rates. We also use, as applicable, expected increases in compensation levels and a weighted average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate, and the U.K. plan also uses expected cost of living increases to plan benefits.

The assumptions chosen for our pension and OPEB plans are reviewed annually, using a December 31 measurement date for each of our plans unless we are required to perform an interim remeasurement. The discount rate, expected long-term rate of return, and mortality rate assumptions have the most significant effect on our net periodic benefit costs associated with these plans. In addition to the effect of changes in our assumptions, the net periodic cost or benefit obligation under our pension and OPEB plans may change due to factors such as plan amendments, actual experience being different from our assumptions, special benefits to terminated employees, and/or changes in benefits provided under the plans.

- *Discount rate* - This interest assumption is based on the yield derived from a portfolio of high quality fixed income corporate debt instruments that reasonably match the timing and amounts of projected future benefits for each of our retirement-related benefit plans. The rate is determined at the measurement date.

- *Long-term rate of return* - This assumption is selected from a range of probable return outcomes from an analysis of the asset portfolio. The market-related value as it relates to our estimate of long-term rate of return equals the fair value of plan assets, determined as of the measurement date. The return on plan assets recognizes all asset gains and losses, including changes in fair value, through the measurement date. Our expectations for the future investment returns of the asset categories are based on a combination of historical market performance, evaluations of investment forecasts obtained from external consultants and economists, and current market yields. The expected return for the total portfolio is calculated based on the plan's strategic asset allocation. The actual rate of return on plan assets is determined based on the fair value of the plan assets at the beginning and the end of the period, adjusted for contributions and benefit payments. A lower long-term rate of return on plan assets increases our net periodic benefit cost.

  Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/ liability studies, and quarterly investment portfolio reviews. Risk tolerance is established through consideration of plan liabilities, plan funded status, and corporate financial condition. We believe our investment portfolios are well diversified by asset class and sector, with no undue risk concentrations in any one category. See Note 11 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of the investment portfolios for our plans.

- *Mortality rate* - This assumption reflects our best estimate, as of the measurement date, of the life expectancies of plan participants in order to determine the expected length of time for benefit payments. We derive our assumptions from industry mortality tables.

The weighted average assumptions used in the measurement of our net periodic benefit costs for the years ended December 31 are as follows:

	Pension Benefits					
	U.S. Plans		U.K. Plan		OPEB	
Assumption	2025	2024	2025	2024	2025	2024
Discount Rate	5.80 %	5.40 %	5.50 %	4.50 %	5.80 %	5.40 %
Expected Long-term Rate of Return on Plan Assets	7.25 %	7.25 %	7.40 %	6.50 %	5.75 %	5.75 %

The following illustrates the sensitivity of the below items to a 50 basis point change in the discount rate or the expected long-term rate of return on plan assets:

($ in millions)	At or for the Year Ended December 31, 2024			
Assumption	Change	Net Periodic Benefit Cost, Before Tax	Benefit Obligation	Stockholders' Equity, After Tax
Discount Rate	+ 50 bp	$ (0.6)	$ (91.4)	$ 71.8
Discount Rate	- 50 bp	0.5	100.7	(79.1)
Expected Long-term Rate of Return on Plan Assets	+ 50 bp	(6.9)	N/A	N/A
Expected Long-term Rate of Return on Plan Assets	- 50 bp	6.9	N/A	N/A

Benefit Obligation and Fair Value of Plan Assets

During 2024, the fair value of plan assets in our U.S. qualified defined benefit pension plan decreased from $1,295.9 million to $1,241.6 million, or 4.2 percent, due to benefits and expenses paid, partially offset by a positive return on assets which resulted in a gain of approximately 2.1 percent. During 2024, the fair value of plan assets in our U.K. plan decreased from £114.2 million to £100.1 million, or 12.3 percent, due primarily to an unfavorable return on assets which resulted in a loss of approximately 14.1 percent. Although our rate of return on plan assets for 2024 differed from our assumptions used in the measurement of our net periodic benefit costs, we believe our assumptions appropriately reflect the impact of the current economic environment and our expectations for the future investment returns based on the plan's asset allocation.

The fair value of plan assets in our OPEB plan was $7.9 million and $8.2 million at December 31, 2024 and 2023, respectively. These assets represent life insurance contracts to fund the life insurance benefit portion of our OPEB plan. Our OPEB plan represents a non-vested, non-guaranteed obligation, and current regulations do not require specific funding levels for these benefits, which are comprised of retiree life, medical, and dental benefits. It is our practice to use general assets to pay medical and dental claims as they come due in lieu of utilizing plan assets for the medical and dental benefit portions of our OPEB plan.

The U.S. qualified defined benefit pension plan was in an underfunded position of $120.1 million and $116.2 million at December 31, 2024 and December 31, 2023, respectively. This year-over-year change was due primarily to an unfavorable return on plan assets compared to the assumption, mostly offset by the decrease in the benefit obligation due to the increase in discount rate. The U.K. plan was in an underfunded position of £21.4 million and £21.2 million at December 31, 2024 and 2023, respectively.

As of December 31, 2024, our pension and OPEB plans have an aggregate unrecognized net actuarial loss of $566.5 million and an unrecognized prior service credit of $1.4 million, which together represent the cumulative liability and asset gains and losses as well as the portion of prior service credits that have not been recognized in pension expense. The unrecognized net actuarial loss for our pension plans, which is $587.7 million at December 31, 2024, will be amortized over the average remaining life expectancy of the plan, which is approximately 23 years for the U.S. plans and 28 years for the U.K. plan, to the extent that it exceeds the 10 percent corridor, as described below. The unrecognized net actuarial gain of $21.2 million for our OPEB plan will be amortized over the average remaining life expectancy of the plan, estimated at 12 years, to the extent the gain is outside of the corridor. The corridor for the pension and OPEB plans is established based on the greater of 10 percent of the plan assets or 10 percent of the benefit obligation. At December 31, 2024, $344.1 million of the actuarial loss was outside of the corridor for the U.S. plans and £61.1 million was outside of the corridor for the U.K. plan. At December 31, 2024, $14.0 million of the actuarial gain was outside of the corridor for the OPEB plan.

The amortization of the unrecognized actuarial gain or loss and the unrecognized prior service credit is a component of our net periodic benefit cost and equaled $16.3 million, $7.0 million, and $15.5 million in 2024, 2023, and 2022, respectively.

See Note 11 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion.

Income Taxes

We provide for federal, state, and foreign income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Our accounting for income taxes represents our best estimate of various events and transactions. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws in a multitude of jurisdictions, both domestic and foreign. The amount of income taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect profitability.

We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining valuation allowances. In evaluating the ability to recover deferred tax assets, we consider all available positive and negative evidence including past operating results, the existence of cumulative losses in the most recent years, forecasted earnings, future taxable income, and prudent and feasible tax planning strategies. We consider our investment strategies when evaluating the ability to recover deferred tax assets on unrealized losses on investments. In the event we determine that we more likely than not will not be able to realize all or part of our deferred tax assets in the future, an increase to the valuation allowance is recorded in the period such determination is made. Likewise, if it is later determined that it is more likely than not that those deferred tax assets will be realized, the previously provided valuation allowance is reversed.

In establishing a liability for unrecognized tax benefits, assumptions are made in determining whether, and to what extent, a tax position may be sustained. GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in income tax returns. The evaluation of a tax position is a two step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a position that satisfies the recognition threshold at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not threshold but that now satisfy the recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. If a previously recognized tax position is settled for an amount that is different from the amount initially measured, the difference will be recognized as a tax benefit or expense in the period the settlement is effective.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on our provision for income tax and our effective tax rate, which could significantly affect the amounts reported in our financial statements.

See "Regulation" contained herein in Item 1. See Note 9 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Contingent Liabilities

On a quarterly basis, we review relevant information with respect to litigation and contingencies to be reflected in our consolidated financial statements. An estimated loss is accrued when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. It is possible that our results of operations or cash flows in a particular period could be materially affected by an ultimate unfavorable outcome of pending litigation or regulatory matters depending, in part, on our results of operations or cash flows for the particular period. See Note 16 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Accounting Developments

For information on new accounting standards and the impact, if any, on our financial position or results of operations, see Note 1 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Consolidated Operating Results

(in millions of dollars)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Revenue					
Premium Income	$ 10,497.4	4.5 %	$ 10,046.0	4.5 %	$ 9,616.5
Net Investment Income	2,130.0	1.6	2,096.7	(1.2)	2,122.2
Net Investment Loss	(34.6)	(3.9)	(36.0)	129.3	(15.7)
Other Income	294.5	5.5	279.2	6.9	261.1
Total Revenue	12,887.3	4.0	12,385.9	3.4	11,984.1
Benefits and Expenses					
Policy Benefits	7,480.2	2.3	7,311.9	(3.1)	7,542.1
Policy Benefits - Remeasurement Gain	(562.3)	N.M.	(54.8)	(90.0)	(547.5)
Commissions	1,258.6	7.6	1,170.1	7.7	1,086.4
Interest and Debt Expense	201.1	3.2	194.8	3.3	188.5
Cost Related to Early Retirement of Debt	—	—	—	(100.0)	4.2
Deferral of Acquisition Costs	(651.5)	3.1	(632.2)	13.5	(556.9)
Amortization of Deferred Acquisition Costs	521.0	8.2	481.4	14.3	421.1
Compensation Expense	1,166.2	0.3	1,162.6	6.7	1,089.5
Other Expenses	1,222.7	10.0	1,112.0	10.5	1,006.7
Total Benefits and Expenses	10,636.0	(1.0)	10,745.8	5.0	10,234.1
Income Before Income Tax	2,251.3	37.3	1,640.1	(6.3)	1,750.0
Income Tax	472.2	32.5	356.3	3.9	342.8
Net Income	$ 1,779.1	38.6	$ 1,283.8	(8.8)	$ 1,407.2

N.M. = not a meaningful percentage

Fluctuations in exchange rates, particularly between the British pound sterling and the U.S. dollar for our U.K. operations, have an effect on our consolidated financial results. In periods when the pound weakens relative to the preceding period, translating pounds into dollars decreases current period results relative to the prior period. In periods when the pound strengthens, translating pounds into dollars increases current period results relative to the prior period.

The weighted average pound/dollar exchange rate for our Unum UK line of business was 1.278, 1.243, and 1.221 for 2024, 2023, and 2022, respectively. If the 2023 and 2022 results for our U.K. operations had been translated at the 2024 weighted average exchange rate, our adjusted operating revenue would have been approximately $23 million higher and $28 million higher in 2023 and 2022, respectively. Additionally, our adjusted operating income would have been approximately $4 million higher and $6 million higher in 2023 and 2022, respectively. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert pounds into dollars. As a result, we view foreign currency translation as a financial reporting item and not a reflection of operations or profitability in the U.K.

We reported year-over-year premium growth in 2024 and 2023 in each of our principal operating segments, primarily due to favorable persistency and higher overall sales. Premium income continues to decline, as expected, in our Closed Block segment.

Net investment income was higher in 2024, relative to 2023, due primarily to higher miscellaneous investment income, primarily related to larger increases in the NAV on our private equity partnerships and an increase in the level of invested assets, partially offset by lower investment income from inflation index-linked bonds held by Unum UK. Net investment income was lower in 2023, relative to 2022, due to lower miscellaneous investment income, primarily related to smaller increases in the NAV on our private equity partnerships, and lower investment income from inflation index-linked bonds held by Unum UK, partially offset by a higher level of invested assets and an increased yield on invested assets.

Our investment gains and losses on fixed maturity securities include net losses on sales of $38.2 million, $48.7 million and $26.5 million in 2024, 2023, and 2022, respectively. Credit and impairment losses on fixed maturity securities were $5.5 million, $2.2 million, and $4.6 million in 2024, 2023, and 2022, respectively. Credit and impairment losses on mortgage loans were $12.9 million, $0.9 million, and $1.0 million in 2024, 2023, and 2022, respectively. Also included in net investment gains and losses were changes in the fair value of an embedded derivative in a modified coinsurance arrangement, which resulted in gains of $13.0 million, $12.4 million, and $16.2 million in 2024, 2023, and 2022, respectively. The changes in the embedded derivative are primarily driven by movements in credit spreads in the modified coinsurance portfolio. See Notes 3 and 4 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion.

Other income is primarily comprised of fee-based service products in the Unum US segment, which include leave management services and administrative services only business, and the underlying results and associated net investment income of certain assumed blocks of reinsured business in the Closed Block segment.

Overall benefits experience was favorable in 2024 relative to 2023 and 2022 with a consolidated benefit ratio of 65.9 percent in 2024, compared to 72.2 percent and 72.7 percent in 2023 and 2022, respectively. Excluding the impacts of the reserve assumption updates and non-contemporaneous reinsurance, the consolidated adjusted benefit ratios were 69.1 percent, 70.1 percent, and 74.9 percent in 2024, 2023, and 2022, respectively. For further discussion on the reserve assumption updates and non-contemporaneous reinsurance, see the "Executive Summary" contained herein in this Item 7 and Notes 1, 6 and 15 of the "Notes to Consolidated Financial Statements" contained herein in Item 8. The underlying benefits experience for each of our operating segments is discussed more fully in "Segment Results" contained herein in this Item 7.

Commissions and the deferral of acquisition costs were higher in 2024 compared to 2023 driven primarily by higher overall sales in our Unum US segment and higher prior period sales in our Colonial Life segment. The increase in the amortization of deferred acquisition costs in 2024 compared to 2023 is due primarily to growth in the level of the deferred asset in our Unum US supplemental and voluntary product lines, Colonial Life segment, and Unum US group disability product line and the impact of increased policyholder lapses in certain of our Unum US supplemental and voluntary product line. Commissions and the deferral of acquisition costs were higher in 2023 compared to 2022 driven primarily by higher overall sales and in-force block growth in our principal operating segments. The increase in the amortization of deferred acquisition costs in 2023 compared to 2022 is due primarily to growth in the level of the deferred asset and the impact of policyholder lapses in our Colonial Life segment and in our Unum US supplemental and voluntary product lines.

In 2022, cost related to early retirement of debt includes costs associated with the redemption of $350.0 million aggregate principal amount of our 4.000% senior notes due 2024 and costs related to the retirement of $14.0 million aggregate liquidation amount of the 7.405% capital securities due 2038 issued by Provident Financing Trust I (the Trust), which resulted in the reduction of a corresponding principal amount of our 7.405% junior subordinated debt securities due 2038 then held by the Trust. See Note 10 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further information.

We reported year-over-year increases in other expenses and compensation expenses, on a combined basis, in 2024 compared to 2023 due primarily to a loss from a legal settlement, an increase in operational investments in our business, and growth in our fee-based service products. Other expenses and compensation expenses, on a combined basis, increased in 2023 compared to 2022 due primarily to increases in employee-related costs, operational investments in our business, and growth in our fee-based service products, partially offset by a reduction in the amortization of the cost of reinsurance.

Our effective income tax rate for 2024 was 21.0 percent, compared to 21.7 percent in 2023 and 19.6 percent in 2022. Our 2024 and 2023 effective tax rates were generally consistent with the U.S. statutory rate. Our 2022 effective tax rate differed from the U.S. statutory rate due to the foreign tax rate differential. See Note 9 in the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion.

Consolidated Sales Results

Shown below are sales results for our three principal operating segments.

(in millions)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Unum US	$ 1,367.0	6.5 %	$ 1,283.8	15.1 %	$ 1,115.3
Unum International	$ 186.9	9.4 %	$ 170.9	27.8 %	$ 133.7
Colonial Life	$ 532.2	(1.4)%	$ 539.6	6.2 %	$ 508.1

Sales shown in the preceding chart generally represent the annualized premium income on new sales which we expect to receive and report as premium income during the next 12 months following or beginning in the initial quarter in which the sale is reported, depending on the effective date of the new sale. Sales do not correspond to premium income reported as revenue in accordance with GAAP. This is because new annualized sales premiums reflect current sales performance and what we expect to recognize as premium income over a 12 month period, while premium income reported in our financial statements is reported on an "as earned" basis rather than an annualized basis and also includes renewals and persistency of in-force policies written in prior years as well as current new sales.

Sales, persistency of the existing block of business, employment and salary growth, and the effectiveness of a renewal program are indicators of growth in premium income. Trends in new sales, as well as existing market share, also indicate the potential for growth in our respective markets and the level of market acceptance of price levels and new product offerings. Sales results may fluctuate significantly due to case size and timing of sales submissions.

See "Segment Results" as follows for a discussion of sales by segment.

Segment Results

Our reportable segments are comprised of the following: Unum US, Unum International, Colonial Life, Closed Block, and Corporate. Financial information for each of our reportable segments is as follows.

In describing our results, we may at times note certain items and exclude the impact on financial ratios and metrics to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur. We also measure and analyze our segment performance on the basis of "adjusted operating revenue" and "adjusted operating income" or "adjusted operating loss", which differ from total revenue and income before income tax as presented in our consolidated statements of income due to the exclusion of investment gains and losses and certain other items. These performance measures are in accordance with GAAP guidance for segment reporting, but they should not be viewed as a substitute for total revenue, income before income tax, or net income. See "Reconciliation of Non-GAAP Financial Measures" contained herein in this Item 7.

Unum US Segment

The Unum US segment is comprised of the group disability, group life and accidental death and dismemberment, and supplemental and voluntary lines of business. The group disability line of business includes long-term and short-term disability, medical stop-loss, and fee-based service products. The supplemental and voluntary line of business includes voluntary benefits, individual disability, and dental and vision products. These products, excluding medical stop-loss which is no longer actively marketed as of the third quarter of 2024, are marketed through our field sales personnel who work in conjunction with independent brokers and consultants.

Unum US Operating Results

Shown below are financial results for the Unum US segment. In the sections following, financial results and key ratios are also presented for the major lines of business within the segment.

(in millions of dollars, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income	$ 6,883.2	4.6 %	$ 6,579.2	5.2 %	$ 6,251.4
Net Investment Income	632.2	(1.2)	639.9	(5.4)	676.3
Other Income	235.9	7.0	220.5	12.3	196.3
Total	7,751.3	4.2	7,439.6	4.4	7,124.0
Benefits and Expenses					
Policy Benefits	4,246.5	0.6	4,221.2	(4.7)	4,429.6
Policy Benefits - Remeasurement Gain	(381.8)	(7.5)	(412.7)	(10.0)	(458.7)
Commissions	729.3	9.8	664.4	8.1	614.4
Deferral of Acquisition Costs	(320.9)	2.0	(314.7)	15.2	(273.1)
Amortization of Deferred Acquisition Costs	292.5	9.3	267.6	11.1	240.9
Other Expenses	1,602.9	4.8	1,529.5	7.1	1,427.5
Total	6,168.5	3.6	5,955.3	(0.4)	5,980.6
Income Before Income Tax and Net Investment Gains and Losses	1,582.8	6.6	1,484.3	29.8	1,143.4
Reserve Assumption Updates	(143.6)	11.5	(128.8)	(24.6)	(170.8)
Adjusted Operating Income	$ 1,439.2	6.2	$ 1,355.5	39.4	$ 972.6
Operating Ratios (% of Premium Income):					
Benefit Ratio[1]	58.2 %		59.8 %		66.3 %
Other Expense Ratio[2]	22.5 %		22.5 %		22.2 %
Income Ratio	23.0 %		22.6 %		18.3 %
Adjusted Operating Income Ratio	20.9 %		20.6 %		15.6 %

[1]Excludes the reserve assumption updates that occurred during the third quarters of 2024, 2023, and 2022.

[2]Ratio of Other Expenses to Premium Income plus Unum US Group Disability Other Income, which is primarily related to fee-based services.

Unum US Group Disability Operating Results

Shown below are financial results and key performance indicators for Unum US group disability.

(in millions of dollars, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income					
Group Long-term Disability	$ 2,086.1	1.4 %	$ 2,057.2	7.6 %	$ 1,911.7
Group Short-term Disability	1,084.0	7.1	1,012.3	9.3	926.3
Total Premium Income	3,170.1	3.3	3,069.5	8.2	2,838.0
Net Investment Income	311.2	(4.2)	324.8	(7.0)	349.1
Other Income	232.1	9.7	211.6	10.3	191.8
Total	3,713.4	3.0	3,605.9	6.7	3,378.9
Benefits and Expenses					
Policy Benefits	2,040.7	1.1	2,018.3	(5.8)	2,142.8
Policy Benefits - Remeasurement Gain	(258.9)	(20.4)	(325.1)	(9.8)	(360.4)
Commissions	244.4	6.0	230.5	9.1	211.3
Deferral of Acquisition Costs	(62.2)	3.3	(60.2)	13.4	(53.1)
Amortization of Deferred Acquisition Costs	64.7	12.3	57.6	8.7	53.0
Other Expenses	973.5	4.0	936.1	8.6	862.3
Total	3,002.2	5.1	2,857.2	—	2,855.9
Income Before Income Tax and Net Investment Gains and Losses	711.2	(5.0)	748.7	43.2	523.0
Reserve Assumption Updates	(90.0)	(25.6)	(121.0)	—	(121.0)
Adjusted Operating Income	$ 621.2	(1.0)	$ 627.7	56.1	$ 402.0
Operating Ratios (% of Premium Income):					
Benefit Ratio[1]	59.0 %		59.1 %		67.1 %
Other Expense Ratio[2]	28.6 %		28.5 %		28.5 %
Income Ratio	22.4 %		24.4 %		18.4 %
Adjusted Operating Income Ratio	19.6 %		20.4 %		14.2 %
Persistency:					
Group Long-term Disability	93.3 %		90.8 %		90.7 %
Group Short-term Disability	91.7 %		88.9 %		88.9 %

[1]Excludes the reserve assumption updates that occurred during the third quarters of 2024, 2023, and 2022.

[2]Ratio of Other Expenses to Premium Income plus Other Income, which is primarily related to fee-based services.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Premium income was higher compared to 2023, driven primarily by favorable persistency and higher sales, excluding medical stop-loss. Net investment income was lower compared to 2023 due to a decrease in the level of invested assets and lower miscellaneous investment income, partially offset by an increase in the yield on invested assets. Other income increased relative to 2023 due to growth in our fee-based service products.

The benefit ratio, excluding the impacts of the reserve assumption updates, was generally consistent compared to 2023 with favorable medical stop-loss benefits experience and favorable recoveries in the long-term disability product line, mostly offset by higher incidence in our long-term and short-term disability product lines.

Commissions and the deferral of acquisition costs were higher compared to 2023 due to higher sales, excluding medical stop-loss. The amortization of deferred acquisition costs was higher compared to 2023 due to growth in the level of the deferred asset. The other expense ratio, which includes other income that is primarily related to fee-based service products, was generally consistent compared to 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Premium income was higher compared to 2022, driven primarily by in-force block growth and higher sales. Net investment income was lower compared to 2022 primarily due to a lower level of invested assets. Other income increased relative to 2022 due to growth in our fee-based service products.

The benefit ratio, excluding the impacts of the reserve assumption updates, was favorable compared to 2022 due primarily to lower claim incidence, favorable recoveries, and favorable discount rate impacts on new claims in our group long-term disability product line.

Commissions and the deferral of acquisition costs were higher compared to 2022 due primarily to in-force block growth and higher sales. The amortization of deferred acquisition costs was higher compared to 2022 due to growth in the level of the deferred asset. The other expense ratio was consistent compared to 2022.

Unum US Group Life and Accidental Death and Dismemberment Operating Results

Shown below are financial results and key performance indicators for Unum US group life and accidental death and dismemberment.

(in millions of dollars, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income					
Group Life	$ 1,784.7	6.3 %	$ 1,679.0	0.6 %	$ 1,669.1
Accidental Death & Dismemberment	186.1	6.0	175.5	1.0	173.7
Total Premium Income	1,970.8	6.3	1,854.5	0.6	1,842.8
Net Investment Income	88.3	(2.0)	90.1	(10.2)	100.3
Other Income	1.5	50.0	1.0	(37.5)	1.6
Total	2,060.6	5.9	1,945.6	—	1,944.7
Benefits and Expenses					
Policy Benefits	1,360.4	(1.8)	1,384.8	(6.7)	1,484.2
Policy Benefits - Remeasurement Gain	(66.2)	78.4	(37.1)	(45.7)	(68.3)
Commissions	168.0	7.8	155.9	3.7	150.4
Deferral of Acquisition Costs	(40.6)	5.2	(38.6)	3.5	(37.3)
Amortization of Deferred Acquisition Costs	38.4	(1.5)	39.0	(6.9)	41.9
Other Expenses	243.0	5.7	229.9	(0.5)	231.1
Total	1,703.0	(1.8)	1,733.9	(3.8)	1,802.0
Income Before Income Tax and Net Investment Gains and Losses	357.6	68.9	211.7	48.4	142.7
Reserve Assumption Update	(13.0)	(100.0)	—	100.0	(34.0)
Adjusted Operating Income	$ 344.6	62.8	$ 211.7	94.8	$ 108.7
Operating Ratios (% of Premium Income):					
Benefit Ratio[1]	66.3 %		72.7 %		78.7 %
Other Expense Ratio	12.3 %		12.4 %		12.5 %
Income Ratio	18.1 %				7.7 %
Adjusted Operating Income Ratio	17.5 %		11.4 %		5.9 %
Persistency:					
Group Life	92.0 %		89.6 %		88.9 %
Accidental Death & Dismemberment	91.2 %		88.7 %		87.9 %

[1]Excludes the reserve assumption update that occurred during the third quarters of 2024 and 2022.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Premium income was higher compared to 2023 driven primarily by favorable persistency and higher sales. Net investment income was lower compared to 2023 due to a decrease in the level of invested assets partially offset by an increase in the yield on invested assets.

The benefit ratio, excluding the impact of the reserve assumption update in 2024, was favorable compared to 2023 due to lower mortality across all product lines.

Commissions and the deferral of acquisition costs were higher compared to 2023 due primarily to higher sales. The amortization of deferred acquisition costs was generally consistent compared to 2023. The other expense ratio was consistent compared to 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Premium income was higher compared to 2022 due primarily to higher sales and favorable persistency. Net investment income was lower compared to 2022 due to a decrease in the level of invested assets and lower miscellaneous investment income, partially offset by an increase in the yield on invested assets.

The benefit ratio, excluding the impact of the reserve assumption update in 2022, was favorable compared to 2022 due primarily to lower mortality, resulting primarily from lessening impacts of COVID-19 on our insured population.

Commissions were higher compared to 2022 due primarily to higher sales. The deferral of acquisition costs and the amortization of deferred acquisition costs were generally consistent compared to 2022. The other expense ratio was generally consistent compared to 2022.

Unum US Supplemental and Voluntary Operating Results

Shown below are financial results and key performance indicators for Unum US supplemental and voluntary product lines.

(in millions of dollars, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income					
Voluntary Benefits	$ 879.2	3.4 %	$ 850.1	2.0 %	$ 833.7
Individual Disability	566.0	7.4	527.0	14.3	461.1
Dental and Vision	297.1	6.8	278.1	0.8	275.8
Total Premium Income	1,742.3	5.3	1,655.2	5.4	1,570.6
Net Investment Income	232.7	3.4	225.0	(0.8)	226.9
Other Income	2.3	(70.9)	7.9	172.4	2.9
Total	1,977.3	4.7	1,888.1	4.9	1,800.4
Benefits and Expenses					
Policy Benefits	845.4	3.3	818.1	1.9	802.6
Policy Benefits - Remeasurement Gain	(56.7)	12.3	(50.5)	68.3	(30.0)
Commissions	316.9	14.0	278.0	10.0	252.7
Deferral of Acquisition Costs	(218.1)	1.0	(215.9)	18.2	(182.7)
Amortization of Deferred Acquisition Costs	189.4	10.8	171.0	17.1	146.0
Other Expenses	386.4	6.3	363.5	8.8	334.1
Total	1,463.3	7.3	1,364.2	3.1	1,322.7
Income Before Income Tax and Net Investment Gains and Losses	514.0	(1.9)	523.9	9.7	477.7
Reserve Assumption Updates - Voluntary Benefits	12.2	N.M.	(10.4)	(38.8)	(17.0)
Reserve Assumption Updates - Individual Disability	(52.8)	N.M.	2.6	116.7	1.2
Adjusted Operating Income	$ 473.4	(8.3)	$ 516.1	11.7	$ 461.9
Operating Ratios (% of Premium Income):					
Benefit Ratios:					
Voluntary Benefits[1]	43.0 %		39.8 %		43.6 %
Individual Disability[1]	41.0 %		44.3 %		49.3 %
Dental and Vision	73.9 %		73.1 %		71.6 %
Other Expense Ratio	22.2 %		22.0 %		21.3 %
Income Ratio	29.5 %		31.7 %		30.4 %
Adjusted Operating Income Ratio	27.2 %		31.2 %		29.4 %
Persistency:					
Voluntary Benefits	76.0 %		75.5 %		75.8 %
Individual Disability	89.0 %		89.0 %		89.5 %
Dental and Vision	81.4 %		77.1 %		79.9 %

[1]Excludes the reserve assumption updates that occurred during the third quarters of 2024, 2023, and 2022.

N.M. = not a meaningful percentage

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Premium income was higher compared to 2023 due to favorable persistency and higher sales in the voluntary benefits and dental and vision product lines. Also impacting the comparison was the impacts from the partial recapture of a previously ceded block of business in the individual disability product line in the third quarter of 2023. Net investment income was higher compared to 2023 primarily due to an increase in the yield on invested assets. Other income was lower compared to 2023, due primarily to a prior year net gain on the partial recapture of a previously ceded block of business in the individual disability product line in the third quarter of 2023.

The benefit ratio for voluntary benefits, excluding the impacts of the reserve assumption updates, was unfavorable compared to 2023 due primarily to unfavorable benefit experience in the accident, critical illness, and hospital indemnity products. The benefit ratio for the individual disability product line, excluding the impacts of the reserve assumption updates, was favorable compared to 2023 due primarily to favorable recoveries, partially offset by higher claim size. The benefit ratio for the dental and vision product line was unfavorable compared to 2023 due primarily to higher claims incidence and higher average claim size.

Commissions and the deferral of acquisition costs were higher compared to 2023 due primarily to higher sales in the voluntary benefits product line. Commissions were also higher compared to 2023 due to the continued impacts from the partial recapture of a previously ceded block of business in the individual disability product line in the third quarter of 2023. The amortization of deferred acquisition costs was higher compared to 2023 due primarily to the increased lapses in certain older voluntary benefits products and growth in the level of the deferred asset in all product lines. The other expense ratio was generally consistent compared to 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Premium income was higher compared to 2022 due primarily to higher sales across all product lines as well as the partial recapture of a previously ceded block of business in the individual disability product line, partially offset by lower persistency across all product lines. Net investment income was generally consistent compared to 2022 with a decline in the yield on invested assets and lower miscellaneous investment income, mostly offset by an increase in the level of invested assets. Other income was higher compared to 2022 due primarily to a net gain on the partial recapture of a previously ceded block of business in the individual disability product line.

The benefit ratio for voluntary benefits, excluding the impacts of the reserve assumption updates, was favorable compared to 2022 due primarily to the impact of policyholder lapses in our disability products and lower mortality in our life products. The benefit ratio for the individual disability product line, excluding the impacts of the reserve assumption updates, was favorable compared to 2022 due primarily to higher mortality and lower claims incidence. The benefit ratio for the dental and vision product line was unfavorable compared to 2022 due primarily to higher claims incidence.

Commissions and the deferral of acquisition costs were higher compared to 2022 due primarily to higher sales in the individual disability and voluntary benefits product lines. The amortization of deferred acquisition costs was higher compared to 2022 due to growth in the level of the deferred asset and the impact of the policyholder lapses in the voluntary benefits product line. The other expense ratio increased compared to 2022 due primarily to an increase in employee-related costs and an increase in operational investments in our business.

Sales

(in millions of dollars)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Sales by Product					
Group Disability and Group Life and AD&D					
Group Long-term Disability	$ 298.3	1.9 %	$ 292.7	(0.9)%	$ 295.3
Group Short-term Disability	216.5	(5.7)	229.5	24.5	184.3
Group Life and AD&D	361.5	18.4	305.4	31.4	232.4
Subtotal	876.3	5.9	827.6	16.2	712.0
Supplemental and Voluntary					
Voluntary Benefits	293.7	11.6	263.2	10.3	238.7
Individual Disability	101.7	(6.6)	108.9	19.9	90.8
Dental and Vision	95.3	13.3	84.1	14.0	73.8
Subtotal	490.7	7.6	456.2	13.1	403.3
Total Sales	$ 1,367.0	6.5	$ 1,283.8	15.1	$ 1,115.3
Sales by Market Sector					
Group Disability and Group Life and AD&D					
Core Market (< 2,000 employees)	$ 512.6	(1.7)%	$ 521.3	13.9 %	$ 457.5
Large Case Market	363.7	18.7	306.3	20.4	254.5
Subtotal	876.3	5.9	827.6	16.2	712.0
Supplemental and Voluntary	490.7	7.6	456.2	13.1	403.3
Total Sales	$ 1,367.0	6.5	$ 1,283.8	15.1	$ 1,115.3

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Group sales increased compared to 2023 primarily due to higher sales to new customers in both the large case market and the core market, which we define as employee groups with fewer than 2,000 employees, partially offset by the decline in sales of our medical stop-loss product, which was no longer actively marketed as of the third quarter of 2024. The sales mix in the group market sector for 2024 was approximately 58 percent core market and 42 percent large case market.

Voluntary benefits sales increased compared to 2023 primarily due to higher sales to new customers in both the large case and the core market. Individual disability sales, which are primarily concentrated in the multi-life market, decreased compared to 2023 due to lower sales to new customers, partially offset by higher sales to existing customers. Dental and vision sales increased compared to 2023 driven by higher sales to new and existing customers.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Group sales increased compared to 2022 primarily due to higher sales to new customers in both the large case market and the core market. The sales mix in the group market sector for 2023 was approximately 63 percent core market and 37 percent large case market.

Voluntary benefits sales increased compared to 2022 due to higher sales to new and existing customers in both the large case and core markets. Individual disability sales increased compared to 2022 due to higher sales to both new and existing customers. Dental and vision sales increased compared to 2022 driven by higher sales to new customers.

Goodwill

We had total goodwill of $280.0 million for the Unum US segment at December 31, 2024, none of which is currently believed to be at risk for future impairment.

Segment Outlook

We remain committed to offering consumers a broad set of financial protection benefit products at the worksite. During 2025, we will continue to invest in a unique customer experience defined by simplicity, empathy, and deep industry expertise through the increased utilization of digital capabilities and technology to enhance enrollment, underwriting, the client administration experience, and claims processing. In addition, we will focus on strategically driven sales by enhancing the connectivity, alignment, and support for brokers and technology partners, including integration with human capital management systems. With respect to smaller employers, we will continue to provide a comprehensive set of consumer-focused products, enhance our distribution model, and utilize our digital tools to bring industry leading enrollment capabilities and a fully integrated customer experience. Our differentiated offerings and market leading leave management services provide substantial growth opportunities, particularly with larger employers, and stronger persistency in our core products. We believe our active client management, integrated customer experience across our product lines, and strong risk management, will enable us to continue to grow our market over the long-term.

We expect strong adjusted operating income in 2025 with continued sales and premium growth. We expect the group disability market to remain competitive which may impact our pricing and renewal premium levels. We expect favorable group disability claim experience to continue in 2025, driven by strong operational performance. We also expect group life claim experience to be mostly stable but may experience some quarterly claims volatility. We expect a decline in our supplemental and voluntary line of business adjusted operating income as a result of the reinsurance transaction with Fortitude Re. We expect a slight increase in our operating expense ratio as we continue to invest in our people and capabilities.

A rising interest rate environment could positively impact our yields on new investments but could also increase unrealized losses in our current holdings. Alternatively, a declining interest rate environment could negatively impact yields on new investments but could also reduce unrealized losses in our current holdings. Our net investment income may continue to be impacted by volatility in miscellaneous investment income.

As part of our discipline in pricing and reserving, we continuously monitor emerging claim trends and interest rates. We will continue to take appropriate pricing actions on new business and renewals that are reflective of the current environment.

We continuously monitor key indicators to assess our risks and adjust our business plans accordingly.

As previously discussed, we anticipate entering into a reinsurance agreement with Fortitude Re to cede a portion of our individual disability business during 2025. For further discussion, see “Executive Summary" contained herein in Item 7 and Note 14 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Unum International Segment

The Unum International segment is comprised of our operations in both the United Kingdom and Poland. Our Unum UK products include insurance for group long-term disability, group life, and supplemental lines of business, which includes dental, critical illness, and individual disability products. Our Unum Poland products include insurance for individual and group life with accident and health riders. Unum International's products are sold primarily through field sales personnel and independent brokers and consultants.

Operating Results

Shown below are financial results and key performance indicators for the Unum International segment.

(in millions of dollars, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income					
Unum UK					
Group Long-term Disability	$ 418.0	5.5 %	$ 396.1	5.1 %	$ 376.9
Group Life	211.3	24.8	169.3	22.5	138.2
Supplemental	165.6	17.0	141.5	24.1	114.0
Unum Poland	154.6	30.7	118.3	31.9	89.7
Total Premium Income	949.5	15.1	825.2	14.8	718.8
Net Investment Income	128.8	(6.1)	137.2	(19.3)	170.1
Other Income	1.6	—	1.6	77.8	0.9
Total	1,079.9	12.0	964.0	8.3	889.8
Benefits and Expenses					
Policy Benefits	693.6	19.3	581.4	11.5	521.6
Policy Benefits - Remeasurement Loss (Gain)	(36.9)	N.M.	(1.6)	(105.7)	28.0
Commissions	82.5	13.8	72.5	28.8	56.3
Deferral of Acquisition Costs	(17.8)	21.9	(14.6)	21.7	(12.0)
Amortization of Deferred Acquisition Costs	9.5	13.1	8.4	2.4	8.2
Other Expenses	198.7	11.8	177.7	21.6	146.1
Total	929.6	12.8	823.8	10.1	748.2
Income Before Income Tax and Net Investment Gains and Losses	150.3	7.2	140.2	(1.0)	141.6
Reserve Assumption Updates	7.5	(58.1)	17.9	N.M.	(7.6)
Adjusted Operating Income	$ 157.8	(0.2)	$ 158.1	18.0	$ 134.0

N.M. = not a meaningful percentage

Foreign Currency Translation

The functional currencies of Unum UK and Unum Poland are the British pound sterling and Polish zloty, respectively. Premium income, net investment income, claims, and expenses are received or paid in the functional currency, and we hold functional currency-denominated assets to support functional currency-denominated policy liabilities. We translate functional currency-denominated financial statement items into dollars for our consolidated financial reporting. We translate income statement items using an average exchange rate for the reporting period, and we translate balance sheet items using the exchange rate at the end of the period. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income (loss) in our consolidated balance sheets.

Fluctuations in exchange rates impact Unum International's reported financial results and our consolidated financial results. In periods when the functional currency strengthens relative to the preceding period, translation increases current period results relative to the prior period. In periods when the functional currency weakens, translation decreases current period results relative to the prior period.

Unum UK Operating Results

Shown below are financial results and key performance indicators for the Unum UK product lines in functional currency.

(in millions of pounds, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income					
Group Long-term Disability	£ 327.0	2.7 %	£ 318.5	4.6 %	£ 304.6
Group Life	165.1	21.3	136.1	21.2	112.3
Supplemental	129.5	13.9	113.7	23.2	92.3
Total Premium Income	621.6	9.4	568.3	11.6	509.2
Net Investment Income	91.9	(10.3)	102.4	(22.4)	131.9
Other Income	0.1	(50.0)	0.2	100.0	0.1
Total	713.6	6.4	670.9	4.6	641.2
Benefits and Expenses					
Policy Benefits	469.6	14.6	409.8	8.8	376.5
Policy Benefits - Remeasurement Loss (Gain)	(29.4)	N.M	(1.3)	(105.9)	21.9
Commissions	38.2	2.1	37.4	17.6	31.8
Deferral of Acquisition Costs	(3.8)	(2.6)	(3.9)	(7.1)	(4.2)
Amortization of Deferred Acquisition Costs	5.2	—	5.2	(1.9)	5.3
Other Expenses	122.4	6.1	115.4	20.7	95.6
Total	602.2	7.0	562.6	6.8	526.9
Income Before Income Tax and Net Investment Gains and Losses	111.4	2.9	108.3	(5.2)	114.3
Reserve Assumption Updates	6.4	(60.7)	16.3	N.M	(5.3)
Adjusted Operating Income	£ 117.8	(5.5)	£ 124.6	14.3	£ 109.0
Weighted Average Pound/Dollar Exchange Rate	1.278		1.243		1.221
Operating Ratios (% of Premium Income):					
Benefit Ratio[1]	69.8 %		69.0 %		79.3 %
Other Expense Ratio	19.7 %		20.3 %		18.8 %
Income Ratio	17.9 %		19.1 %		22.4 %
Adjusted Operating Income Ratio	19.0 %		21.9 %		21.4 %
Persistency:					
Group Long-term Disability	92.0 %		92.5 %		85.1 %
Group Life	89.1 %		83.0 %		87.9 %
Supplemental	90.4 %		91.7 %		92.8 %

[1]Excludes the reserve assumption updates that occurred during the third quarters of 2024, 2023, and 2022.

N.M. = not a meaningful percentage

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Premium income was higher compared to 2023 primarily due to in-force block growth.

Net investment income was lower in 2024 compared to 2023 due to lower investment income from inflation index-linked bonds, partially offset by an increase in the yield on invested assets. Our investments in inflation index-linked bonds support the claim liabilities associated with certain group policies that provide for inflation-linked increases in policy benefits. The change in net investment income attributable to these index-linked bonds is partially offset by a change in policy benefits related to the inflation index-linked group long-term disability and group life policies.

The benefit ratio, excluding the impacts of the reserve assumption updates, was unfavorable relative to 2023 due to unfavorable claim incidence in the group life and group long-term disability product lines, partially offset by favorable claim recoveries in group long-term disability and favorable claim incidence in the supplemental product line.

Commissions increased relative to 2023 due primarily to in-force block growth. The deferral of acquisition costs and the amortization of deferred acquisition costs were generally consistent relative to 2023. The other expense ratio was favorable relative to 2023 due to our focus on expense management and operating efficiencies.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Premium income was higher compared to 2022 primarily due to in-force block growth and sales growth in the group life and supplemental product lines.

Net investment income was lower compared to 2022 due to lower investment income from inflation index-linked bonds.

The benefit ratio, excluding the impacts of the reserve assumption updates, was favorable relative to 2022 due to favorable claim incidence, favorable claim resolution, higher discount rates on new claims in the group long-term disability product line, and lower inflation-linked experience in benefits. This favorability was partially offset by higher incidence in the supplemental product line and higher mortality in the group life product line.

Commissions increased relative to 2022 due primarily to in-force block growth and higher sales. The deferral of acquisition costs and the amortization of deferred acquisition costs were generally consistent relative to 2022. The other expense ratio was higher relative to 2022 due to an increase in employee-related costs and operational investments in the business.

Sales

(in millions of dollars and pounds)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Unum International Sales by Product					
Unum UK					
Group Long-term Disability	$ 47.3	(2.1)%	$ 48.3	11.5 %	$ 43.3
Group Life	68.3	11.2	61.4	10.6	55.5
Supplemental	34.9	24.6	28.0	63.7	17.1
Unum Poland	36.4	9.6	33.2	86.5	17.8
Total Sales	$ 186.9	9.4	$ 170.9	27.8	$ 133.7
Unum International Sales by Market Sector					
Unum UK					
Group Long-term Disability and Group Life					
Core Market (< 500 employees)	$ 41.8	(18.4)%	$ 51.2	19.9 %	$ 42.7
Large Case Market	73.8	26.2	58.5	4.3	56.1
Subtotal	115.6	5.4	109.7	11.0	98.8
Supplemental	34.9	24.6	28.0	63.7	17.1
Unum Poland	36.4	9.6	33.2	86.5	17.8
Total Sales	$ 186.9	9.4	$ 170.9	27.8	$ 133.7
Unum UK Sales by Product					
Group Long-term Disability	£ 37.2	(4.1)%	£ 38.8	12.5 %	£ 34.5
Group Life	53.4	8.1	49.4	8.8	45.4
Supplemental	27.5	21.7	22.6	67.4	13.5
Total Sales	£ 118.1	6.6	£ 110.8	18.6	£ 93.4
Unum UK Sales by Market Sector					
Group Long-term Disability and Group Life					
Core Market (< 500 employees)	£ 32.8	(20.4)%	£ 41.2	19.8 %	£ 34.4
Large Case Market	57.8	23.0	47.0	3.3	45.5
Subtotal	90.6	2.7	88.2	10.4	79.9
Supplemental	27.5	21.7	22.6	67.4	13.5
Total Sales	£ 118.1	6.6	£ 110.8	18.6	£ 93.4

The following discussion of sales results relates only to our Unum UK product lines and is based on functional currency.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Group long-term disability sales decreased compared to 2023 driven by lower sales to new and existing customers in the core market, which we define as employee groups with fewer than 500 employees, partially offset by an increase in sales to new and existing customers in the large case market.

Group life sales increased compared to 2023 driven by higher sales to new customers in the large case market.

Supplemental sales increased compared to 2023 due primarily to higher sales in the dental product line, partially offset by a decrease in sales in the group critical illness product line.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Group long-term disability sales increased compared to 2022 driven by higher sales to new customers in the core market, and higher sales to new and existing customers in the large case market.

Group life sales increased compared to 2022 driven by higher sales to new and existing customers in the core market, and higher sales to existing customers in the large case market.

Supplemental sales increased compared to 2022 due primarily to higher sales in the group critical illness and dental product lines.

Goodwill

We had total goodwill of $41.4 million for the Unum International segment at December 31, 2024, of which, $36.8 million is attributed to the Unum UK reporting unit and $4.6 million is attributed to the Unum Poland reporting unit, none of which is currently believed to be at risk for future impairment.

Segment Outlook

We are committed to driving growth in the Unum International segment and will build on the capabilities that we believe will generate growth and profitability in our businesses over the long term. In 2025, we will focus on scaling our business and broadening our product portfolio. For our Unum UK line of business, we will continue to focus on delivering a best in class health and wellbeing service to improve retention of our key customers and drive growth across our product offerings. We will also accelerate premium growth by focusing on both the broker experience and customer engagement, while maintaining our disciplined approach to pricing. Within our Unum Poland line of business, we will drive growth by continuing to expand our existing distribution channels. We will also continue to invest in digital capabilities, technology, and product enhancements which we believe will drive sustainable growth over the long term.

In 2025, we expect growth in adjusted operating income with continued sales and premium growth. Lower inflation is expected to lead to more stability in net investment income and the benefit ratio. We continuously monitor key indicators to assess our risks and adjust our business plans accordingly.

Colonial Life Segment

The Colonial Life segment includes insurance for accident, sickness, and disability products, which includes dental and vision products, life products, and cancer and critical illness products. These products are marketed to employees, on both a group and an individual basis, at the workplace through an independent contractor agent sales force and brokers.

Operating Results

Shown below are financial results and key performance indicators for the Colonial Life segment.

(in millions of dollars, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income					
Accident, Sickness, and Disability	$ 969.5	2.5 %	$ 946.1	(0.3)%	$ 948.9
Life	458.0	7.4	426.5	6.3	401.1
Cancer and Critical Illness	356.4	0.8	353.5	0.4	352.0
Total Premium Income	1,783.9	3.3	1,726.1	1.4	1,702.0
Net Investment Income	161.5	5.2	153.5	0.5	152.7
Other Income	4.0	N.M.	1.2	9.1	1.1
Total	1,949.4	3.6	1,880.8	1.3	1,855.8
Benefits and Expenses					
Policy Benefits	885.4	0.9	877.1	(5.3)	926.6
Policy Benefits - Remeasurement Gain	(80.7)	2.2	(79.0)	(21.4)	(100.5)
Commissions	378.4	5.3	359.4	5.7	340.0
Deferral of Acquisition Costs	(312.8)	3.3	(302.9)	11.4	(271.8)
Amortization of Deferred Acquisition Costs	219.0	6.6	205.4	19.4	172.0
Other Expenses	347.4	2.2	340.0	5.8	321.4
Total	1,436.7	2.6	1,400.0	0.9	1,387.7
Income Before Income Tax and Net Investment Gains and Losses	512.7	6.6	480.8	2.7	468.1
Reserve Assumption Updates	(46.0)	(43.0)	(80.7)	46.2	(55.2)
Adjusted Operating Income	$ 466.7	16.6	$ 400.1	(3.1)	$ 412.9
Operating Ratios (% of Premium Income):					
Benefit Ratio[1]	47.7 %		50.9 %		51.8 %
Other Expense Ratio	19.5 %		19.7 %		18.9 %
Income Ratio	28.7 %		27.9 %		27.5 %
Adjusted Operating Income Ratio	26.2 %		23.2 %		24.3 %
Persistency:					
Accident, Sickness, and Disability	73.7 %		73.6 %		73.3 %
Life	84.4 %		85.1 %		84.5 %
Cancer and Critical Illness	82.2 %		82.4 %		82.3 %

[1]Excludes the reserve assumption updates that occurred during the third quarters of 2024, 2023, and 2022.

N.M. = not a meaningful percentage

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Premium income was favorable compared to 2023 due to higher prior period sales and generally stable persistency. Net investment income was higher in 2024 compared to 2023 due primarily an increase in the yield on invested assets as well as an increase in the level of invested assets.

The benefit ratio, excluding the impacts of the reserve assumption updates, was favorable relative to 2023 due primarily to favorable benefit experience in all product lines.

Commissions and the deferral of acquisition costs were higher compared to 2023 due to higher prior period sales. The amortization of deferred acquisition costs was higher compared to 2023 primarily due to growth in the level of the deferred asset. The other expense ratio was favorable relative to 2023 due to our focus on expense management and operating efficiencies.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Premium income was favorable compared to 2022 due to higher prior period sales, particularly in the life product line, and favorable persistency. Net investment income was generally consistent in 2023 compared to 2022 with an increase in the level of invested assets and an increase in the yield on invested assets, mostly offset by lower miscellaneous investment income.

The benefit ratio, excluding the impacts of the reserve assumption updates, was favorable relative to 2022 due primarily to lower claim costs in the cancer and critical illness product line and favorable mortality experience as a result of lessening impacts of COVID-19 on our insured population in the life product line, partially offset by an increase in reserves due to model refinements in the life product line.

Commissions and the deferral of acquisition costs were higher compared to 2022 due to higher prior period sales. The amortization of deferred acquisition costs was higher compared to 2022 primarily due to growth in the level of the deferred asset and the impact of the policyholder lapses. The other expense ratio was higher relative to 2022 due primarily to an increase in employee-related costs and an increase in operational investments in our business.

Sales

(in millions of dollars)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Sales by Product					
Accident, Sickness, and Disability	$ 326.3	(1.0)%	$ 329.5	6.1 %	$ 310.6
Life	127.9	(3.2)	132.1	8.7	121.5
Cancer and Critical Illness	78.0	—	78.0	2.6	76.0
Total Sales	$ 532.2	(1.4)	$ 539.6	6.2	$ 508.1
Sales by Market Sector					
Commercial Sector					
Core Market (< 1,000 employees)	$ 331.9	(4.5)%	$ 347.4	4.5 %	$ 332.4
Large Case Market	65.1	4.5	62.3	7.2	58.1
Subtotal	397.0	(3.1)	409.7	4.9	390.5
Public Sector	135.2	4.1	129.9	10.5	117.6
Total Sales	$ 532.2	(1.4)	$ 539.6	6.2	$ 508.1

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

During 2024, we saw a decrease in sales in our accident, sickness and disability and life product lines relative to 2023, while sales in our cancer and critical illness product line remained consistent. Commercial sector sales decreased compared to 2023 driven by lower sales to new and existing customers in the core market, which we define as accounts with fewer than 1,000 employees, partially offset by higher sales to new and existing customers in the large case market. Public sector sales increased compared to 2023 due to higher sales to new customers.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

During 2023, we saw an increase in sales for each of our product lines relative to 2022. Commercial sector sales increased compared to 2022 driven by higher sales to new and existing customers in both the core and large case markets. Public sector sales increased compared to 2022 due to higher sales to existing customers.

Goodwill

We had goodwill of $27.7 million at December 31, 2024, none of which is currently believed to be at risk for future impairment.

Segment Outlook

We remain committed to providing employees and their families with simple, modern, and personal benefit solutions. During 2025, we will continue to utilize our strong distribution system of independent agents, benefit counselors and broker partnerships. We will also continue to invest in solutions and digital capabilities to expand our reach and effectiveness, driving growth and improving productivity while enhancing the customer experience. In 2025, we will continue to bring an enhanced engagement and enrollment platform to market, enabling deeper connections with employees through the enrollment process as well as maintaining stronger relationships throughout the customer lifecycle. We believe our distribution system, customer service capabilities, digital and virtual tools, and ability to serve all market sizes position us well for future growth.

In 2025, we expect growth in adjusted operating income for the full year with strong sales growth, continued premium growth and stable claim experience. We continuously monitor key indicators to assess our risks and adjust our business plans accordingly.

Closed Block Segment

The Closed Block segment consists of group and individual long-term care and other insurance products no longer actively marketed. We discontinued offering individual long-term care in 2009 and group long-term care in 2012. Other insurance products include individual disability, group pension, individual life and corporate-owned life insurance, reinsurance pools and management operations, and other miscellaneous product lines.

Operating Results

Shown below are financial results and key performance indicators for the Closed Block segment.

(in millions of dollars, except ratios)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Premium Income					
Long-term Care	$ 696.1	— %	$ 696.0	(0.2)%	$ 697.4
All Other	184.7	(15.9)	219.5	(11.1)	246.9
Total Premium Income	880.8	(3.8)	915.5	(3.0)	944.3
Net Investment Income	1,148.9	7.7	1,066.3	(0.4)	1,070.6
Other Income	51.7	(1.7)	52.6	(9.3)	58.0
Total	2,081.4	2.3	2,034.4	(1.9)	2,072.9
Benefits and Expenses					
Policy Benefits	1,654.7	1.4	1,632.2	(1.9)	1,664.3
Policy Benefits - Remeasurement Loss (Gain)	(62.9)	(114.3)	438.5	N.M.	(16.3)
Commissions	68.4	(7.3)	73.8	(2.5)	75.7
Other Expenses	174.6	1.1	172.7	0.2	172.3
Total	1,834.8	(20.8)	2,317.2	22.2	1,896.0
Income (Loss) Before Income Tax and Net Investment Gains and Losses	246.6	187.2	(282.8)	N.M.	176.9
Amortization of the Cost of Reinsurance	41.4	(6.1)	44.1	(12.3)	50.3
Non-Contemporaneous Reinsurance	25.1	(27.9)	34.8	1.2	34.4
Reserve Assumption Updates - Long-term Care	(174.1)	(147.3)	368.1	N.M.	(2.9)
Reserve Assumption Updates - All Other	(1.2)	N.M.	0.7	110.3	(6.8)
Adjusted Operating Income	$ 137.8	(16.4)	$ 164.9	(34.5)	$ 251.9
Long-term Care Net Premium Ratio	94.6 %		93.5 %		85.1 %
Operating Ratios (% of Premium Income):					
Other Expense Ratio[1]	15.1 %		14.0 %		12.9 %
Income (Loss) Ratio	28.0 %		(30.9)%		18.7 %
Adjusted Operating Income Ratio	15.6 %		18.0 %		26.7 %
Long-term Care Persistency	95.8 %		95.6 %		95.7 %

[1]Excludes amortization of the cost of reinsurance.

N.M. = not a meaningful percentage

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Premium income for long-term care was generally consistent with 2023. Premium income for our all other product line continues to decline as expected due to policyholder lapses.

Net investment income was higher relative to 2023 due to an increase in the level of invested assets and higher miscellaneous investment income, primarily related to larger increases in the NAV on our private equity partnerships.

Other income primarily includes the underlying results and associated net investment income of certain assumed blocks of business.

Policy benefits including remeasurement loss (gain), excluding the impacts of the reserve assumption updates and non-contemporaneous reinsurance, were higher in 2024 relative to 2023 driven primarily by the increase in the current period benefit expense resulting from the higher net premium ratio and the impact of capped cohorts in the long-term care product line. The net premium ratio for long-term care increased to 94.6 percent at December 31, 2024 from 93.5 percent at December 31, 2023 due primarily to policyholder terminations and the assumption updates in the third quarter of 2024.

The other expense ratio, excluding the amortization of the cost of reinsurance, was higher than 2023 due primarily to an increase in employee related costs, operational investments in our business and a decline in expense allowances related to the ceded block of individual disability business.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Premium income for long-term care was generally consistent with 2022. Premium income for our all other product line continues to decline as expected due to policyholder lapses.

Net investment income was generally consistent with 2022 primarily due to lower miscellaneous investment income, partially related to smaller increases in the NAV on our private equity partnerships, and a decline in the yield on invested assets, partially offset by an increase in the level of invested assets.

Policy benefits including remeasurement loss (gain), excluding the impacts of the reserve assumption updates and non-contemporaneous reinsurance, were higher in 2023 relative to 2022 driven primarily by the increase in the current period benefit expense in the long-term care product line due to higher claim incidence and a higher net premium ratio resulting from the reserve assumption updates in the third quarter of 2023. The net premium ratio for long-term care increased to 93.5 percent at December 31, 2023 from 85.1 percent at December 31, 2022 due primarily to the impacts of the reserve assumption update in the third quarter of 2023 and higher claim incidence.

The other expense ratio, excluding the amortization of the cost of reinsurance, was higher than 2022 due primarily to a decline in expense allowances related to the ceded block of individual disability business and an increase in employee-related costs.

Individual Disability Reinsurance Transaction

As shown in the chart above, we exclude from income before income tax and net investment gains and losses, the amortization of the cost of reinsurance and the impact of non-contemporaneous reinsurance related to the Closed Block individual disability reinsurance transaction, where we ceded a significant portion of this business. The cost of reinsurance continues to be amortized over a remaining period of approximately 21 years, on a declining trajectory generally consistent with the expected run-off pattern of the ceded reserves. As a result of the execution of the second phase of the reinsurance transaction occurring after January 1, 2021, the transition date of ASU 2018-12, in accordance with the provisions of the ASU related to non-contemporaneous reinsurance, we were required to establish the ceded reserves using an upper-medium grade fixed-income instrument as of the reinsurance transaction date in March 2021 which resulted in higher ceded reserves compared to that which was reported historically. However, the direct reserves for the block reinsured in the second phase were calculated using the original discount rate utilized as of the transition date. Both the direct and ceded reserves are then remeasured at each reporting period using a current discount rate reflective of an upper-medium grade fixed-income instrument, with the changes recognized in OCI. While the total equity impact is neutral, the different original discount rates utilized for direct and ceded reserves result in disproportionate earnings impacts. The impact of non-contemporaneous reinsurance will fluctuate depending on the magnitude of reserve changes during the period. The decrease in the effects of non-contemporaneous reinsurance treatment in 2024 compared to 2023 is due to expected run out of the ceded block which resulted in a smaller net change in reserves in 2024 compared to 2023 The increase in the effects of non-contemporaneous reinsurance treatment in 2023 compared to 2022 is due to favorable experience in this block which resulted in a larger net change in reserves in 2023 compared to 2022.

For further discussion, see "Reinsurance" contained herein in Item 1 and Note 14 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Segment Outlook

We will continue to execute on our well-defined strategy of implementing long-term care premium rate increases, efficient capital management, improved financial analysis, and operational effectiveness. In regard to capital management, we will continue to explore, and execute where appropriate, structural and reinsurance options to enhance financial flexibility. We continue to file requests with various state insurance departments for premium rate increases on certain of our individual and group long-term care policies which reflect assumptions as of the date of filings. In states for which a rate increase is submitted and approved, we routinely provide customers options for coverage changes or other approaches that might fit their current financial and insurance needs. Despite continued anticipated premium rate increases in our long-term care business, we expect overall premium income and adjusted operating revenue to decline over the long term as these closed blocks of business wind down. We will likely experience volatility in net investment income due to fluctuations of miscellaneous investment income, driven by the allocation towards alternative assets, primarily private equity partnership investments, in the long-term care product line portfolio. We record changes in our share of the NAV of the partnerships in net investment income. We receive financial information related to our investments in partnerships and generally record investment income on a one-quarter lag in accordance with our accounting policy. As these NAVs are volatile and can fluctuate materially with changes in market economic conditions, there may possibly be significant movements up or down in future periods as conditions change. We continuously monitor key indicators to assess our risks and adjust our business plans, including utilization of derivative financial instruments to manage interest rate risk.

Profitability of our long-tailed products is affected by claims experience related to mortality, morbidity, resolutions, investment returns, premium rate increases, and persistency. The net premium ratio represents the ratio of future expected benefits and related expenses to future expected gross premiums using the original discount rate. Long-term care benefits experience may continue to have quarterly volatility, particularly in the near term as our claim block matures and as we continue the implementation of premium rate increases. Claim resolution rates which reflect the probability that a disability or long-term care claim will close due to recovery or death of the insureds, are very sensitive to operational and external factors and can be volatile. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the life of the block of business and will vary from actual experience in any one period. It is possible that variability in any of our reserve assumptions, including, but not limited to, mortality, morbidity, resolutions, premium rate increases, benefit change elections, and persistency, could result in a material impact to our reserves.

As a result of the execution of the reinsurance transaction related to our Closed Block individual disability line of business, we have fully ceded a significant portion of this business.

As previously discussed, we anticipate entering into a reinsurance agreement with Fortitude Re to cede a portion of our long-term care business during 2025. For further discussion, see “Executive Summary" contained herein in Item 7 and Note 14 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Corporate Segment

The Corporate segment includes investment income on corporate assets not specifically allocated to a line of business, interest expense on corporate debt, and certain other corporate income and expenses not allocated to a line of business.

Operating Results

(in millions of dollars)

	Year Ended December 31				
	2024	% Change	2023	% Change	2022
Adjusted Operating Revenue					
Net Investment Income	$ 58.6	(41.3)%	$ 99.8	90.1 %	$ 52.5
Other Income	1.3	(60.6)	3.3	(31.3)	4.8
Total	59.9	(41.9)	103.1	79.9	57.3
Interest, Debt, and Other Expenses	266.4	6.8	249.5	12.6	221.6
Loss Before Income Tax and Net Investment Gains and Losses	(206.5)	41.1	(146.4)	(10.9)	(164.3)
Loss on Legal Settlement	15.3	100.0	—	—	—
Adjusted Operating Loss	$ (191.2)	30.6	$ (146.4)	(10.9)	$ (164.3)

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Adjusted operating loss, excluding the loss on legal settlement, increased in 2024 relative to 2023, due primarily to decreased net investment income, which was driven by increased allocations to our lines of business.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Adjusted operating loss decreased in 2023 relative to 2022, due primarily to higher net investment income, which was driven by an increase in the yield on invested assets, partially offset by higher pension expenses.

See "Executive Summary" contained herein in this Item 7 and Note 15 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of the loss on legal settlement.

Segment Outlook

We expect to continue to generate excess capital on an annual basis through the statutory earnings in our insurance subsidiaries and believe we are well positioned with flexibility to preserve our capital strength while also returning capital to our shareholders. We may experience volatility in net investment income due to changes in the prevailing interest rates as well as both the composition and level of invested assets.

Investments

Overview

Our investment portfolio is well diversified by type of investment and industry sector. We have established an investment strategy that we believe will provide for adequate cash flows from operations and allow us to hold our securities through periods where significant decreases in fair value occur. We believe our emphasis on risk management in our investment portfolio has positioned us well and generally reduced the volatility in our results.

We and our insurance subsidiaries each have a formal investment policy that includes overall quality and diversification objectives and establishes asset class, investment rating, single issuer, and derivative limits for the entity. We also have formal enterprise investment guidelines that set forth aggregate limits by asset class and investment rating across all entities. The majority of our investments are in investment-grade publicly traded securities. This ensures the desired liquidity and preserves the capital value of our portfolios. Due to the long-term nature of our insurance liabilities, we are also able to invest in less liquid investments to obtain additional returns within the limits of our investment policy. The asset mix guidelines and limits are reviewed and approved by the risk and finance committee of Unum Group's board of directors as they relate to Unum Group and the enterprise as a whole, and by the boards of directors of our insurance subsidiaries as they relate to the respective entities. We review our policies and guidelines annually, or more frequently if deemed necessary, and recommend adjustments as appropriate.

See "Critical Accounting Estimates" contained herein in this Item 7 for further discussion of our valuation of investments.

Fixed Maturity Securities

The fair values and associated unrealized gains and losses of our fixed maturity securities portfolio, by industry classification, are as follows:

Fixed Maturity Securities - By Industry Classification
As of December 31, 2024

(in millions of dollars)

Classification	Fair Value	Net Unrealized Gain (Loss)	Fair Value with Gross Unrealized Loss	Gross Unrealized Loss	Fair Value with Gross Unrealized Gain	Gross Unrealized Gain
Basic Industry	$ 2,470.0	$ (148.1)	$ 1,749.5	$ 181.7	$ 720.5	$ 33.6
Capital Goods	3,237.3	(152.3)	2,015.0	222.0	1,222.3	69.7
Communications	2,171.8	(107.1)	1,103.1	193.1	1,068.7	86.0
Consumer Cyclical	1,366.3	(114.1)	1,043.3	132.6	323.0	18.5
Consumer Non-Cyclical	6,256.1	(545.0)	4,457.5	648.3	1,798.6	103.3
Energy	2,514.2	(18.2)	1,044.8	109.6	1,469.4	91.4
Financial Institutions	3,832.6	(353.5)	3,281.1	374.2	551.5	20.7
Mortgage/Asset-Backed[1]	917.2	(32.2)	485.8	37.2	431.4	5.0
Sovereigns	768.1	(144.0)	438.2	153.5	329.9	9.5
Technology	1,363.6	(135.7)	1,192.7	144.6	170.9	8.9
Transportation	1,617.9	(136.6)	1,234.3	155.1	383.6	18.5
U.S. Government Agencies and Municipalities	3,821.9	(518.3)	2,597.0	597.7	1,224.9	79.4
Public Utilities	5,292.9	(232.1)	2,831.2	364.4	2,461.7	132.3
Total	$ 35,629.9	$ (2,637.2)	$ 23,473.5	$ 3,314.0	$ 12,156.4	$ 676.8

[1]Includes credit-tranched securities collateralized by loan obligations, auto loans, and other asset types

The following two tables show the length of time our investment-grade and below-investment-grade fixed maturity securities portfolios had been in a gross unrealized loss position as of December 31, 2024 and at the end of the prior four quarters. The relationships of the current fair value to amortized cost are not necessarily indicative of the fair value to amortized cost relationships for the securities throughout the entire time that the securities have been in an unrealized loss position nor are they necessarily indicative of the relationships after December 31, 2024. The increase in the unrealized loss on fixed maturity securities during 2024 was due primarily to an increase in U.S. Treasury rates.

Unrealized Loss on Investment-Grade Fixed Maturity Securities
Length of Time in Unrealized Loss Position

(in millions of dollars)

	2024				2023
	December 31	September 30	June 30	March 31	December 31
Fair Value < 100% >= 70% of Amortized Cost					
<= 90 days	$ 188.9	$ 11.8	$ 31.4	$ 48.0	$ 8.3
> 90 <= 180 days	56.6	1.2	74.6	8.3	3.5
> 180 <= 270 days	1.1	5.1	28.6	4.5	16.4
> 270 days <= 1 year	13.2	3.3	6.4	22.3	18.9
> 1 year <= 2 years	58.8	24.9	286.2	518.7	1,536.4
> 2 years <= 3 years	1,553.6	1,708.4	2,019.4	1,721.0	675.6
> 3 years	497.6	202.0	60.8	63.7	22.4
Sub-total	2,369.8	1,956.7	2,507.4	2,386.5	2,281.5
Fair Value < 70% >= 40% of Amortized Cost					
<= 90 days	—	—	0.1	—	—
> 1 year <= 2 years	—	28.4	33.3	34.1	99.5
> 2 years <= 3 years	326.1	232.8	597.2	439.5	232.3
> 3 years	498.4	62.3	61.8	56.9	22.0
Sub-total	824.5	323.5	692.4	530.5	353.8
Fair Value <= 40% of Amortized Cost					
> 180 <= 270 days	2.0	—	—	—	—
> 270 days <= 1 year	2.0	—	—	—	—
> 1 year <= 2 years	—	—	—	23.3	22.3
> 2 years <= 3 years	34.9	28.6	27.2	2.8	2.7
> 3 years	3.0	—	—	—	—
Sub-total	41.9	28.6	27.2	26.1	25.0
Total	$ 3,236.2	$ 2,308.8	$ 3,227.0	$ 2,943.1	$ 2,660.3

Unrealized Loss on Below-Investment-Grade Fixed Maturity Securities
Length of Time in Unrealized Loss Position

(in millions of dollars)

	2024				2023
	December 31	September 30	June 30	March 31	December 31
Fair Value < 100% >= 70% of Amortized Cost					
<= 90 days	$ 4.8	$ 0.3	$ 0.4	$ 0.2	$ 0.3
> 90 <= 180 days	1.2	—	0.7	0.8	—
> 180 <= 270 days	—	—	0.9	—	0.2
> 270 days <= 1 year	0.1	—	—	0.2	0.1
> 1 year <= 2 years	0.1	—	0.9	7.2	51.6
> 2 years <= 3 years	38.2	38.6	51.7	45.6	7.3
> 3 years	13.4	11.7	—	0.1	0.1
Sub-total	57.8	50.6	54.6	54.1	59.6
Fair Value < 70% >= 40% of Amortized Cost					
> 1 year <= 2 years	—	—	—	13.9	26.4
> 2 years <= 3 years	16.4	14.7	25.6	13.5	—
> 3 years	3.3	—	12.3	12.5	12.9
Sub-total	19.7	14.7	37.9	39.9	39.3
Fair Value <= 40% of Amortized Cost					
> 1 year <= 2 years	—	—	0.1	0.1	4.5
> 3 years	0.3	0.3	0.2	0.2	0.2
Sub-total	0.3	0.3	0.3	0.3	4.7
Total	$ 77.8	$ 65.6	$ 92.8	$ 94.3	$ 103.6

At December 31, 2024, we held 59 investment-grade fixed maturity securities with a gross unrealized loss of $10.0 million or greater as shown in the chart below.

Gross Unrealized Losses $10 Million or Greater on Investment-Grade Fixed Maturity Securities
As of December 31, 2024

(in millions of dollars)

Classification	Fair Value	Gross Unrealized Loss	Number of Issuers
Basic Industry	$ 220.8	$ (51.9)	4
Capital Goods	138.6	(39.0)	3
Communications	469.9	(105.2)	7
Consumer Cyclical	280.8	(60.8)	4
Consumer Non-Cyclical	764.9	(132.1)	10
Energy	242.0	(36.4)	3
Financial Institutions	762.7	(101.3)	8
Sovereigns	375.1	(134.8)	2
Technology	351.2	(59.7)	5
Transportation	196.1	(52.1)	4
U.S. Government Agencies and Municipalities	219.3	(35.0)	3
Public Utilities	441.4	(100.9)	6
Total	$ 4,462.8	$ (909.2)	59

At December 31, 2024, we held one below investment-grade fixed maturity security with a gross unrealized loss greater than $10.0 million. The security is a utilities company and had a fair value of $32.7 million and a gross unrealized loss of $12.7 million.

Unrealized losses on investment-grade fixed maturity securities principally relate to changes in interest rates or changes in market or sector credit spreads which occurred subsequent to the acquisition of the securities. Below-investment-grade fixed maturity securities are generally more likely to develop credit concerns than investment-grade securities. At December 31, 2024, the unrealized losses in our below-investment-grade fixed maturity securities were generally due to higher interest rates, wider credit spreads in certain industries or sectors and, to a lesser extent, credit concerns related to specific securities. For each specific security in an unrealized loss position, we believe that there are positive factors which mitigate credit concerns and that the securities for which we have not recorded a credit loss will recover in value. We have the ability and intent to continue to hold these securities to recovery of amortized cost and believe that no credit losses have occurred.

We had no individual net investment losses of $10.0 million or greater from credit losses or sales of fixed maturity securities during 2024 and 2023. During 2022, we recognized a realized loss of $12.6 million on the sale of securities of a pharmaceutical company that was impacted by an adverse ruling surrounding a patent held for its largest drug. We had no other individual investment losses of $10.0 million or greater from credit losses or sales of fixed maturity securities during 2022.

As of December 31, 2024, the amortized cost, net of allowance for credit losses, and fair value of our below-investment-grade fixed maturity securities was $1,498.8 million and $1,436.0 million, respectively, and our below-investment-grade fixed maturity securities as a percentage of our total investment portfolio decreased from 3.3 percent at December 31, 2023 to 3.1 percent at December 31, 2024 on a fair value basis. Below-investment-grade securities are inherently riskier than investment-grade securities since the risk of default by the issuer, by definition and as exhibited by bond rating, is higher. Also, the secondary market for certain below-investment-grade issues can be highly illiquid. Additional downgrades may occur, but we do not anticipate any liquidity problems resulting from our investments in below-investment-grade securities, nor do we expect these investments to adversely affect our ability to hold our other investments to maturity.

Fixed Maturity Securities - Foreign Exposure

Our investments in issuers in foreign countries are chosen for specific portfolio management purposes, including asset and liability management and portfolio diversification across geographic lines and sectors to minimize non-market risks. In our approach to investing in fixed maturity securities, specific investments within approved countries and industry sectors are evaluated for their market position and specific strengths and potential weaknesses. For each security, we consider the political, legal, and financial environment of the sovereign entity in which an issuer is domiciled and operates. The country of domicile is based on consideration of the issuer's headquarters, in addition to location of the assets and the country in which the majority of sales and earnings are derived. We do not have exposure to foreign currency risk, as the cash flows from these investments are either denominated in currencies or hedged into currencies to match the related liabilities. We continually evaluate our foreign investment risk exposure.

Mortgage Loans

The carrying value of our mortgage loan portfolio was $2,224.5 million and $2,318.2 million at December 31, 2024 and 2023, respectively. Our investments in mortgage loans are carried at amortized cost less an allowance for expected credit losses which was $16.1 million and $10.2 million at December 31, 2024 and 2023, respectively. Our mortgage loan portfolio is comprised entirely of commercial mortgage loans. Our mortgage loan portfolio is well diversified geographically and among property types.

Due to conservative underwriting, the incidence of non-performing mortgage loans and foreclosure activity continues to be low. Other than our allowance for expected credit losses, we held one specifically identified impaired mortgage loan at December 31, 2024 with an aggregate carrying value of $9.2 million. We held no specifically identified impaired mortgage loans at December 31, 2023. See Notes 1 and 3 in the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of our mortgage loan portfolio and the allowance for expected credit losses.

Private Equity Partnerships

The carrying value of our investments in private equity partnerships was $1,450.6 million and $1,326.2 million at December 31, 2024 and 2023, respectively. These partnerships are passive in nature and represent funds that are primarily invested in private credit, private equity, and real assets. The carrying value of the partnerships is based on our share of the partnership's NAV and changes in the carrying value are recorded as a component of net investment income. We receive financial information related to our investments in partnerships and generally record investment income on a one-quarter lag in accordance with our accounting policy. We recorded net investment income totaling $103.1 million, $78.1 million, and $110.1 million for the years ended December 31, 2024, 2023, and 2022, respectively. The majority of our investments in partnerships are not redeemable. Distributions received from the funds arise from income generated by the underlying investments as well as the liquidation of the underlying investments. There is generally not a public market for these investments. We had $768.5 million of commitments for additional investments in the partnerships at December 31, 2024 which may or may not be funded. See Note 2 in the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of our private equity partnerships.

Derivative Financial Instruments

We use derivative financial instruments primarily to manage interest rate risk, risk related to matching duration for our assets and liabilities, foreign currency risk, and equity risk. Historically, we have utilized current and forward interest rate swaps, current and forward currency swaps, forward benchmark interest rate locks, currency forward contracts, forward contracts on specific fixed income securities, credit default swaps, and total return swaps. As of December 31, 2024, we had $3,751.4 million in notional amount of derivatives outstanding, of which $2,570.0 million is related to management of reinvestment risk in our long-term care product line, $1,052.5 million is related to management of foreign currency risk related to foreign denominated investments and $128.9 million is hedging a portion of the liability related to our non-qualified defined contribution plan. Credit exposure on derivatives is limited to the value of those contracts in a net gain position, including accrued interest receivable less collateral held. Our credit exposure on derivatives was $0.5 million at December 31, 2024. The carrying value of fixed maturity securities and cash collateral received from our counterparties was $8.4 million and $3.6 million, respectively, at December 31, 2024. The carrying value of fixed maturity securities and cash posted as collateral to our counterparties was $196.7 million and $4.0 million, respectively, at December 31, 2024. We believe that our credit risk is mitigated by our use of multiple counterparties, all of which have an investment-grade credit rating, and by our use of cross-collateralization agreements. See Note 4 in the "Notes to Consolidated Financial Statements" contained herein in Item 1 for further discussion of our derivatives.

Other

Our exposure to non-current investments, defined as investments which are delinquent as to interest and/or principal payments, had a total carrying value of $13.0 million as of December 31, 2024. We had no exposure to non-current investments at December 31, 2023.

See Notes 3 and 4 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of our investments and our derivative financial instruments.

Liquidity and Capital Resources

Overview

Our liquidity requirements are met primarily by cash flows provided from operations, principally in our insurance subsidiaries. Premium and investment income, as well as maturities and sales of invested assets, provide the primary sources of cash. Debt and/or securities offerings provide additional sources of liquidity. Cash is applied to the payment of policy benefits, costs of acquiring new business (principally commissions), operating expenses, and taxes, as well as purchases of new investments.

We have established an investment strategy that we believe will provide for adequate cash flows from operations. We attempt to match our asset cash flows and durations with expected liability cash flows and durations to meet the funding requirements of our business. However, deterioration in the credit market may delay our ability to sell our positions in certain of our fixed maturity securities in a timely manner and adversely impact the price we receive for such securities, which may negatively impact our cash flows. Furthermore, if we experience defaults on securities held in the investment portfolios of our insurance subsidiaries, this will negatively impact statutory capital, which could reduce our insurance subsidiaries' capacity to pay dividends to our holding companies. A reduction in dividends to our holding companies could force us to seek external financing to avoid impairing our ability to pay dividends to our stockholders or meet our debt and other payment obligations.

Our policy benefits are primarily in the form of claim payments, and we have minimal exposure to the policy withdrawal risk associated with deposit products such as individual life policies or annuities. A decrease in demand for our insurance products or an increase in the incidence of new claims or the duration of existing claims could negatively impact our cash flows from operations. However, our historical pattern of benefits paid to revenues is generally consistent, even during cycles of economic downturns, which serves to minimize liquidity risk.

The liquidity requirements of the holding company Unum Group include common stock dividends, interest and debt service, and ongoing investments in our businesses. Unum Group's liquidity requirements are met by assets held by Unum Group and our intermediate holding companies, dividends from primarily our insurance subsidiaries, and issuance of common stock, debt, or other capital securities and borrowings from our existing credit facility, as needed. As of December 31, 2024, Unum Group and our intermediate holding companies had available holding company liquidity of $1,987.0 million that was held primarily in bank deposits, commercial paper, money market funds, corporate bonds, municipal bonds, and asset backed securities. No significant restrictions exist on our ability to use or access funds in any of our U.S. or foreign intermediate holding companies. Dividends repatriated from our foreign subsidiaries are eligible for 100 percent exemption from U.S. income tax but may be subject to withholding tax and/or tax on foreign currency gain or loss.

As part of our capital deployment strategy, we may repurchase shares of Unum Group's common stock, as authorized by our board of directors. The timing and amount of repurchase activity is based on market conditions and other considerations, including the level of available cash, alternative uses for cash, and our stock price. During the twelve months ended December 31, 2024, we repurchased 15.7 million shares at a cost of $971.0 million, excluding commissions and excise tax.

Our board of directors has authorized the following repurchase programs:

	February 2025 Authorization	July 2024 Authorization[1]	October 2023 Authorization[2]	December 2022 Authorization[3]
	(in millions)			
Effective Date	April 1, 2025	August 1, 2024	January 1, 2024	January 1, 2023
Expiration Date	None	March 31, 2025	July 31, 2024	December 31, 2023
Authorized Repurchase Amount	$ 1,000.0	$ 1,000.0	$ 500.0	$ 250.0
Cost of Shares Repurchased Under Repurchase Program	—	506.8	464.2	250.0
Unused and Expired	—	—	35.8	—
Remaining Repurchase Amount at December 31, 2024	Not yet effective	$ 493.2	$ —	$ —

[1]Concurrent with the announcement of the February 2025 repurchase program, we also announced the termination of the July 2024 program as of March 31, 2025, and any unused amounts under that program will expire as of that date.

[2]Concurrent with the announcement of the July 2024 repurchase program, we also announced the termination of the October 2023 program as of July 31, 2024, and all unused amounts under that program expired as of that date.

[3]In February 2023, the December 2022 program was modified to increase the authorized repurchase amount from $200.0 million to $250.0 million.

See Note 12 of the "Notes to Consolidated Financial Statements" contained herein in Item 8.

Cash Available from Subsidiaries

Unum Group and certain of its intermediate holding company subsidiaries depend on payments from subsidiaries to pay dividends to stockholders, to pay debt obligations, and/or to pay expenses. These payments by our insurance and non-insurance subsidiaries may take the form of dividends, operating and investment management fees, and/or interest payments on loans from the parent to a subsidiary.

Restrictions under applicable state insurance laws limit the amount of dividends that can be paid to a parent company from its insurance subsidiaries in any 12-month period without prior approval by regulatory authorities. For life insurance companies domiciled in the U.S., that limitation generally equals, depending on the state of domicile, either ten percent of an insurer's statutory surplus with respect to policyholders as of the preceding year end or the statutory net gain from operations, excluding realized capital gains and losses, of the preceding year. The payment of dividends to a parent company from a life insurance subsidiary is generally further limited to the amount of unassigned funds.

Unum America cedes blocks of long-term care business to Fairwind Insurance Company (Fairwind), which is an affiliated captive reinsurance subsidiary domiciled in the United States. The ability of Fairwind to pay dividends to Unum Group will depend on its satisfaction of applicable regulatory requirements and on the performance of the business reinsured by Fairwind. Fairwind did not pay dividends in 2024. Unum Group did not make any contributions to Fairwind in 2024 and we do not expect to make any contributions to Fairwind during 2025.

The ability of Unum Group and certain of its intermediate holding company subsidiaries to continue to receive dividends from their insurance subsidiaries also depends on additional factors such as RBC ratios and capital adequacy and/or solvency requirements, funding growth objectives at an affiliate level, and maintaining appropriate capital adequacy ratios to support desired ratings. The RBC ratios for our U.S. insurance subsidiaries at December 31, 2024 are in line with our expectations and are significantly above the level that would require state regulatory action.

Unum Group and/or certain of its intermediate holding company subsidiaries may also receive dividends from our U.K. subsidiaries, the payment of which may be subject to applicable insurance company regulations and capital guidance in the U.K. Unum Limited is subject to the requirements of U.K. Solvency II, the system of prudential regulation applying in the U.K., which prescribes capital requirements and risk management standards for the U.K. insurance industry. Our U.K. holding company is also subject to the U.K. Solvency II requirements relevant to insurance holding companies while, together with certain of its subsidiaries including Unum Limited, the group (the Unum UK Solvency II Group) is subject to group supervision under U.K. Solvency II. The Unum UK Solvency II Group received approval from the U.K. Prudential Regulation Authority (PRA) to use its own internal model for calculating regulatory capital and also received approval for certain associated regulatory permissions including transitional relief as the U.K. Solvency II capital regime continues to be implemented. For a number of years, the U.K. government has been reviewing the regulatory U.K. Solvency II framework, including transferring the requirements into the PRA Rulebook, which contains rules made and enforced by the PRA, and other policy materials. While this process led to favorable impacts on the solvency position of our U.K. business in earlier reporting periods, the completion of the review at December 31, 2024 did not have any further material impacts on the U.K. business solvency position.

The payment of dividends to the parent company from our subsidiaries also requires the approval of the individual subsidiary's board of directors.

The amount available during 2024 for the payment of ordinary dividends from Unum Group's traditional U.S. insurance subsidiaries, which excludes Fairwind, was approximately $1,289 million. During 2024, we declared and paid $1,278.0 million in dividends including $1,245.0 paid in cash and $33.0 million paid in fixed maturity securities, none of which was considered an extraordinary dividend. During 2024, Unum Limited declared and paid dividends of £60.0 million to Unum Group through our U.K holding company, Unum European Holding Company Limited (UEHC). During 2024, UEHC also paid cash of £14.0 million to Unum Group in connection with the return of preferred shares of UEHC.

During 2025, we intend to maintain a level of capital in our insurance subsidiaries above the applicable capital adequacy requirements and minimum solvency margins. As a result of our consideration of overall capitalization needs, we may not utilize the entire amount of dividends available in 2025, which are based on applicable restrictions under current law. Approximately $1,383 million is available, without prior approval by regulatory authorities, during 2025 for the payment of dividends from Unum Group's traditional U.S. insurance subsidiaries, which excludes our captive reinsurer. In February 2025, First Unum Life Insurance Company (First Unum) entered into a reinsurance agreement with Provident Life and Accident Insurance Company to cede, on a coinsurance with funds withheld basis, 100 percent of the long-term care business of First Unum, effective January 1, 2025. Also in February 2025, First Unum received regulatory approval for, and paid, an extraordinary dividend of $630 million to Unum Group.

Approximately £140 million is available to be distributable from Unum Limited during 2025. The actual amount distributable during 2025 will depend on experience, including the impact of market movements, and is subject to local requirements, as well as regulatory and other business considerations.

Insurance regulatory restrictions do not limit the amount of dividends available for distribution from non-insurance subsidiaries except where the non-insurance subsidiaries are held directly or indirectly by an insurance subsidiary and only indirectly by Unum Group, which does not apply to our current entity structure.

Funding for Employee Benefit Plans

During the twelve months ended December 31, 2024, we made contributions of $79.5 million and £5.2 million to our U.S. and U.K. defined contribution plans, respectively, and expect to make contributions of approximately $89 million and £6 million during 2025. We had no regulatory contribution requirements for our U.S. and U.K. qualified defined benefit pension plans and made no voluntary contributions during the twelve months ended December 31, 2024. We do not expect to have regulatory contribution requirements for our U.S. and U.K. qualified defined benefit pension plans in 2025, but we reserve the right to make voluntary contributions during 2025. We have met all minimum pension funding requirements set forth by the Employee Retirement Income Security Act. We have estimated our future funding requirements under the Pension Protection Act of 2006 and under applicable U.K. law and do not believe that any future funding requirements will cause a material adverse effect on our liquidity.

See Note 11 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of our employee benefit plans.

Debt, Term Loan Facility, Credit Facilities and Other Sources of Liquidity

Our long-term debt balance at December 31, 2024 was $3,465.2 million, net of a net discount of $131.3 million and deferred debt issuance costs of $37.0 million, and is comprised of our unsecured senior notes, unsecured medium-term notes, and junior subordinated debt securities. Our short-term debt balance at December 31, 2024 was $274.6 million, net of a net discount of $0.2 million and deferred debt issuance costs of $0.2 million, and is comprised of unsecured senior notes.

In June 2024, we issued $400.0 million of 6.000% senior notes due 2054. The notes are callable at or above par and rank equally in the right of payment with all of our other unsecured and unsubordinated debt. A portion of the net proceeds of the offering were used to repay the $350.0 million aggregate principal amount of outstanding indebtedness under our senior unsecured delayed draw term loan facility, which was terminated upon repayment. The remaining balance of the net proceeds is expected to be used for general corporate purposes.

During November 2021, we entered into a 20-year facility agreement with a Delaware statutory trust (the P-Caps Trust), in connection with the sale by the P-Caps Trust of $400.0 million of pre-capitalized trust securities (P-Caps) in a Rule 144A private placement. The P-Caps Trust invested the proceeds from the sale of the P-Caps in a portfolio of principal and interest strips of U.S. Treasury securities (the Trust Assets). The facility agreement gave us the right to issue and require the P-Caps Trust to purchase, on one or more occasions, up to $400.0 million of our 4.046% senior notes due 2041 (the 2041 Senior Notes) in exchange for the Trust Assets. Under the facility agreement, we agreed to pay a semi-annual facility fee to the P-Caps Trust at a rate of 2.225% per year on the unexercised portion of the maximum amount of 2041 senior notes that we could issue and sell to the P-Caps Trust and to reimburse the P-Caps Trust for its expenses.

In October 2024, we exercised our issuance right in full under the facility agreement and issued $400.0 million of the 2041 Senior Notes to the P-Caps Trust in exchange for the Trust Assets, thereby triggering our recognition of the 2041 Senior Notes on our consolidated balance sheets. The Trust Assets had a fair value of $273.5 million when the 2041 Senior Notes were issued. We directed the trustee of the P-Caps Trust to dissolve the P-Caps Trust and to deliver the 2041 Senior Notes to the beneficial holders of the P-Caps pro rata in respect of each P-Cap. The 2041 Senior Notes are callable at or above par and rank equally in the right of payment with all of our other unsecured and unsubordinated debt. The net proceeds from the issuance of the 2041 Senior Notes and subsequent sale of the Trust Assets were used for share repurchases.

We have a five-year $500 million senior unsecured revolving credit facility with a syndicate of lenders which is currently scheduled to expire in April 2027. We may request that the lenders' aggregate commitments of $500.0 million under the facility be increased by up to an additional $200.0 million. Certain of our traditional U.S. life insurance subsidiaries may also borrow under the credit facility, subject to an unconditional guarantee by Unum Group. At December 31, 2024, there were no borrowed amounts outstanding under the revolving credit facility and letters of credit totaling $0.4 million had been issued.

We have a five-year £75 million senior unsecured standby letter of credit facility with a different syndicate of lenders, pursuant to which a syndicated letter of credit was issued in favor of Unum Limited (as beneficiary), our U.K. insurance subsidiary, and is available for drawings up to £75 million until its scheduled expiration in July 2026. We have an additional five-year, £75 million senior standby letter of credit facility pursuant to which a standby letter of credit was issued in favor of Unum Limited (as beneficiary), our U.K. insurance subsidiary, and is available for drawings up to £75.0 million until its scheduled expiration in December 2028. In connection with and as security for the senior standby letter of credit facility, we granted to the issuer of the standby letter of credit the right to exercise, if an event of default occurred and was continuing, the issuance right under the facility agreement with the P-Caps Trust, up to a maximum of $200.0 million. In October 2024, prior to our exercise of the issuance right under the facility agreement, the assigned issuance right was forfeited in its entirety.

At December 31, 2024, no amounts have been borrowed under the standby credit facilities or letters of credit.

There are no significant financial covenants associated with any of our debt obligations other than our borrowings under the credit facilities, which are subject to financial covenants, negative covenants, and events of default that are customary. Each credit facility includes financial covenants based on our leverage ratio and consolidated net worth as well as covenants that limit subsidiary indebtedness. We continually monitor our debt covenants to ensure we remain in compliance. We have not observed any current trends that would cause a breach of any debt covenants.

See Note 10 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for additional information on our debt.

Shelf Registration

We maintain a shelf registration with the Securities and Exchange Commission to issue various types of securities, including common stock, preferred stock, debt securities, depository shares, stock purchase contracts, units and warrants. The shelf registration enables us to raise funds from the offering of any securities covered by the shelf registration as well as any combination thereof, subject to market conditions and our capital needs.

Cash Requirements

As previously discussed, cash is applied primarily to the payment of policy benefits, costs of acquiring new business (principally commissions), operating expenses, and taxes, as well as purchases of investments. We have established an investment strategy that we believe will provide for adequate cash flows from operations to meet cash payment requirements. Summarized below are our estimated material cash requirements, both in the short-term (within 12 months) and the long-term (beyond 12 months) resulting from contractual obligations as of December 31, 2024:

- Policyholder liabilities, which exclude the effect of change in discount rate assumptions and therefore differs from the amount shown in the consolidated balance sheet, totaled $45,855.1 million, of which $4,479.3 million is estimated to be paid in 2025. We also maintain reinsurance agreements for which the recoverable under those agreements totaled $12,385.4 million of which $1,314.5 million is estimated to offset related policyholder liability payments in 2025. Policyholder liabilities and the related reinsurance recoverable represent the projected payout of the current in-force policyholder liabilities and the expected cash inflows from reinsurers for liabilities ceded and therefore incorporate uncertainties as to the timing and amount of claim payments. We utilize extensive liability modeling to project future cash flows from the in-force business. The primary assumptions used to project future cash flows are discount rate, claim resolution rate, incidence rate, and policyholder lapse and mortality. These cash flows are discounted to determine the current value of the projected claim payments. The timing and amount of payments on policyholder liabilities may vary significantly over time.
- Payments related to our debt and our facility agreements, which include contractual principal and interest payments and therefore exceeds the amount shown in the consolidated balance sheets, totaled $7,563.7 million, of which $478.0 million in interest and principal payments is estimated to be paid in 2025.
- Investment commitments include $17.9 million to fund certain commercial mortgage loans and $96.5 million to fund certain private placement fixed maturity securities, both of which are estimated to be paid in 2025 based on the expiration date of the commitments. In addition, $768.5 million is committed in additional capital contributions to certain private equity partnerships which are due upon satisfaction of contractual notice from the partnership. These commitments may or may not be funded and are therefore not recorded on our consolidated balance sheets.

- Pensions and OPEB, which include commitments related to our defined benefit pension and postretirement plans for our employees, including our non-qualified pension plan, totaled $580.4 million, of which $21.5 million is estimated to be paid in 2025. Pension plan obligations, other than the non-qualified plan, represent our contributions to the pension plans and are projected based on the expected future minimum contributions as required under current U.S. and U.K. legislative funding requirements. Non-qualified pension plan and other postretirement benefit obligations represent the expected benefit payments related to these plans which we expect to pay, as incurred, from our general assets.
- Amounts owed to reinsurers totaled $491.4 million of which $134.3 million is estimated to be paid in 2025.
- Payables for general operating expenses and deferred compensation liabilities totaled $460.1 million of which $304.8 million is estimated to be paid in 2025.
- Obligations to return advances received from the FHLB and to return unrestricted cash collateral to our securities lending and derivative counterparties totaled $390.5 million of which $112.9 million is estimated to be repaid in 2025.
- Commissions due totaled $156.5 million all of which is estimated to be paid in 2025.
- We also have obligations with outside parties for computer data processing services, software maintenance agreements, and consulting services of $193.7 million, of which $106.5 million is estimated to be paid in 2025.
- Operating lease payments representing the amount of undiscounted minimum lease payments due totaled $81.5 million of which $17.4 million is estimated to be paid in 2025.

See "Critical Accounting Estimates" and "Investments" contained herein in this Item 7 and Notes 2, 3, 4, 6, 10, 11, 14, and 17 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for additional information on our various commitments and obligations.

Transfers of Financial Assets

Our investment policy permits us to lend fixed maturity securities to unaffiliated financial institutions in short-term securities lending agreements, which increases our investment income with minimal risk. We account for all of our securities lending agreements and repurchase agreements as secured borrowings. As of December 31, 2024, we held $62.7 million of cash collateral from securities lending agreements. The average balance for securities lending agreements which were collateralized by cash during the year ended December 31, 2024 was $44.9 million, and the maximum amount outstanding at any month end was $133.0 million. In addition, at December 31, 2024, we had $34.8 million of off-balance sheet securities lending agreements which were collateralized by securities that we were neither permitted to sell nor control. The average balance of these off-balance sheet transactions during the year ended December 31, 2024 was $29.7 million, and the maximum amount outstanding at any month end was $38.6 million.

To manage our cash position more efficiently, we may enter into securities repurchase agreements with unaffiliated financial institutions. We generally use securities repurchase agreements as a means to finance the purchase of invested assets or for short-term general business purposes until projected cash flows become available from our operations or existing investments. We had no securities repurchase agreements outstanding at December 31, 2024, nor did we utilize any securities repurchase agreements during 2024. Our use of securities repurchase agreements and securities lending agreements can fluctuate during any given period and will depend on our liquidity position, the availability of long-term investments that meet our purchasing criteria, and our general business needs.

Certain of our U.S. insurance subsidiaries are members of regional FHLBs. As of December 31, 2024, we owned $26.7 million of FHLB common stock and had outstanding advances of $324.2 million from the regional FHLBs which were used for the purpose of investing in either short-term investments or matched fixed maturity securities. As of December 31, 2024, we have additional borrowing capacity of approximately $558.1 million from the FHLBs.

See Note 3 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for additional information.

Consolidated Cash Flows

(in millions of dollars)

	Year Ended December 31		
	2024	2023	2022
Net Cash Provided by Operating Activities	$ 1,513.2	$ 1,202.8	$ 1,418.7
Net Cash Used by Investing Activities	(344.4)	(725.9)	(955.9)
Net Cash Used by Financing Activities	(1,152.0)	(450.1)	(418.6)
Net Increase in Cash and Bank Deposits	$ 16.8	$ 26.8	$ 44.2

Operating Cash Flows

Operating cash flows are primarily attributable to the receipt of premium and investment income, offset by payments of claims, commissions, expenses, and income taxes. Premium income growth is dependent not only on new sales, but on policy renewals and growth of existing business, renewal price increases, and persistency. Investment income growth is dependent on the growth in the underlying assets supporting our insurance liabilities and capital and on the earned yield. The level of commissions and operating expenses is attributable to the level of sales and the first year acquisition expenses associated with new business as well as the maintenance of existing business. The level of paid claims is affected partially by the growth and aging of the block of business and also by the general economy, as previously discussed in the operating results by segment.

Investing Cash Flows

Investing cash inflows consist primarily of the proceeds from the sales and maturities of investments. Investing cash outflows consist primarily of payments for purchases of investments. Our investment strategy is to match the cash flows and durations of our assets with the cash flows and durations of our liabilities to meet the funding requirements of our business. When market opportunities arise, we may sell selected securities and reinvest the proceeds to improve the yield and credit quality of our portfolio. We may at times also sell selected securities and reinvest the proceeds to improve the duration matching of our assets and liabilities and/or re-balance our portfolio. As a result, sales before maturity may vary from period to period. The sale and purchase of short-term investments is influenced by proceeds received from FHLB funding advances, issuance of debt, our securities lending program, and by the amount of cash which is at times held in short-term investments to facilitate the availability of cash to fund the purchase of appropriate long-term investments, repay maturing debt, and/or to fund our capital deployment program.

During 2024, we received proceeds of $271.0 million from the sale of the Trust Assets received as a result of exercising our issuance right under the facility agreement with the P-Caps Trust.

During 2023, we sold over $700.0 million of shorter duration bonds in our long-term care portfolio and reinvested the proceeds in higher quality, higher yielding, and longer duration bonds that better match our liability cash flows. As a result of this activity, both sales and purchases of fixed maturity securities were higher during 2023 compared to 2024 and 2022.

See Note 3 and 10 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further information.

Financing Cash Flows

Financing cash flows consist primarily of borrowings and repayments of debt, dividends paid to stockholders, repurchases of common stock, and policyholders' account deposits and withdrawals.

Cash used to repurchase shares of Unum Group's common stock during 2024, 2023, and 2022 was $972.9 million, $250.1 million, and $200.1 million, respectively. During 2024, 2023, and 2022 we paid dividends of $296.5 million, $277.1 million, and $254.2 million, respectively, to holders of Unum Group's common stock.

During 2024, we issued $400.0 million of 6.000% senior notes due 2054 and received proceeds of $391.6 million. A portion of the net proceeds of the offering were used to repay the outstanding indebtedness under our senior unsecured delayed draw term loan facility, resulting in a cash outflow of $350.0 million.

During 2022, we purchased, and the Trust retired, $14.0 million aggregate liquidation amount of our 7.405% capital securities due 2038, for which we paid an additional $1.2 million in cash associated with the early retirement of this debt.

During 2022, we entered into a five-year $350.0 million senior unsecured delayed draw term loan facility with a syndicate of lenders. Also in 2022, we drew the entire amount of the term loan facility, for which we received total proceeds of $349.2 million, and used the proceeds to redeem $350.0 million aggregate principal amount of our 4.000% senior notes due 2024, for which we paid an additional $2.4 million in cash associated with the early retirement of this debt.

See "Debt, Term Loan Facility, Credit Facilities and Other Sources of Liquidity" contained herein in this Item 7, and Notes 10, 12, and 14 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further information.

Ratings

A.M. Best Company (AM Best), Fitch Ratings (Fitch), Moody's Ratings (Moody's), and S&P Global Ratings (S&P) are among the third parties that assign issuer credit ratings to Unum Group and financial strength ratings to our insurance subsidiaries. We compete based in part on the financial strength ratings provided by rating agencies. A downgrade of our financial strength ratings can be expected to adversely affect us and could potentially, among other things, adversely affect our relationships with distributors of our products and services and retention of our sales force, negatively impact persistency and new sales, particularly large case group sales and individual sales, and generally adversely affect our ability to compete. A downgrade in the issuer credit rating assigned to Unum Group can be expected to adversely affect our cost of capital or our ability to raise additional capital.

We maintain an ongoing dialogue with the four rating agencies that evaluate us in order to inform them of progress we are making regarding our strategic objectives and financial plans as well as other pertinent issues. A significant component of our communications involves our annual review meeting with each of the four agencies. We hold other meetings throughout the year regarding our business, including, but not limited to, quarterly updates.

Agency ratings are not directed toward the holders of our securities and are not recommendations to buy, sell, or hold our securities. Each rating is subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be regarded as an independent assessment, not conditional on any other rating. Given the dynamic nature of the ratings process, changes by these or other rating agencies may or may not occur in the near-term. We have ongoing dialogue with the rating agencies concerning our insurance risk profile, our financial flexibility, our operating performance, and the quality of our investment portfolios. The rating agencies provide specific criteria and, depending on our performance relative to the criteria, will determine future negative or positive rating agency actions.

The table below reflects the outlook as well as the senior unsecured debt ratings for Unum Group and the financial strength ratings for each of our traditional insurance subsidiaries as of the date of this filing.

	AM Best	Fitch	Moody's	S&P
Outlook	Stable	Positive	Stable	Stable
Senior Unsecured Debt Ratings	bbb+	BBB	Baa2	BBB
Financial Strength Ratings				
Provident Life and Accident Insurance Company	A	A	A2	A
Unum Life Insurance Company of America	A	A	A2	A
First Unum Life Insurance Company	A	A	A2	A
Colonial Life & Accident Insurance Company	A	A	A2	A
The Paul Revere Life Insurance Company	A	A	A2	A
Unum Insurance Company	A	A	A2	NR
Provident Life and Casualty Insurance Company	A	A	NR	NR
Starmount Life Insurance Company	A	NR	NR	NR
Unum Limited	NR	NR	NR	A-

NR = not rated

In May 2024, Moody's upgraded its senior unsecured debt ratings to Baa2 from Baa3 and also upgraded its financial strength ratings of our rated domestic insurance subsidiaries to A2 from A3. The ratings upgrade reflects strong capital levels, a reduction in asset risk, increasing profitability in the core business, and an improved long-term care position.

In September 2024, Fitch revised its outlook to positive from stable. The revision reflects strong capital and liquidity positions, sustained levels of improved profitability, and actions taken to mitigate risk in long-term care.

There have been no other changes in the rating agencies' outlooks or ratings during 2024 or in 2025 prior to the date of this filing.

See "Ratings" contained herein in Item 1 and "Risk Factors" contained herein in Item 1A for further discussion.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to various market risk exposures, including interest rate risk and foreign exchange rate risk. The following discussion regarding our risk management activities includes forward-looking statements that involve risk and uncertainties. Estimates of future performance and economic conditions are reflected assuming certain changes in market rates and prices were to occur (sensitivity analysis). Caution should be used in evaluating our overall market risk from the information presented below, as actual results may differ. See "Risk Factors" contained herein in Item 1A, "Investments" contained herein in Item 7, and Notes 2, 3, and 4 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for further discussion of the qualitative aspects of market risk, including derivative financial instrument activity.

Interest Rate Risk

Our exposure to interest rate changes results from our holdings of financial instruments such as fixed rate investments, forward benchmark interest rate locks, and interest sensitive liabilities. Fixed rate investments include fixed maturity securities, mortgage loans, policy loans, and short-term investments. Fixed maturity securities include U.S. and foreign government bonds, securities issued by government agencies, public utility bonds, corporate bonds, mortgage-backed securities, and redeemable preferred stock, all of which are subject to risk resulting from interest rate fluctuations. Certain of our financial instruments, such as fixed maturity securities, are carried at fair value in our consolidated balance sheets. The fair value of these financial instruments can be affected by changes in interest rates. A rise in interest rates may further increase the net unrealized loss related to these financial instruments, but may improve our ability to earn higher rates of return on new purchases of fixed maturity securities. Conversely, a decline in interest rates may decrease the net unrealized loss, but new securities may be purchased at lower rates of return. Although changes in fair value of fixed maturity securities due to changes in interest rates may impact amounts reported in our consolidated balance sheets, these changes will not cause an economic gain or loss unless we sell investments or determine that an investment is impaired. Our forward benchmark interest rate locks are also carried at fair value on our consolidated balance sheets. The fair value of these derivatives can also be affected by changes in interest rates as a rise in interest rates may further increase the net unrealized loss related to these derivatives and conversely a decline in interest rates may decrease the net unrealized loss related to these derivatives. Although changes in the fair value of our forward benchmark interest rate locks due to changes in interest rates may impact amounts reported in our consolidated balance sheets and ultimately the amounts we owe or will receive at the termination or maturity of the derivative, our usage of these derivatives allows us to reduce uncertainty in the reinvestment of future cash flows associated with certain of our product lines.

Other fixed rate investments, such as policy loans and mortgage loans, are carried at unpaid balances and amortized cost less the allowance for expected credit losses, respectively, rather than fair value in our consolidated balance sheets. These investments may have fair values substantially higher or lower than the carrying values reflected in our balance sheets. A change in interest rates could impact our financial position if we sold our mortgage loan investments at times of low market value. A change in interest rates would not impact our financial position at repayment of policy loans, as ultimately the cash surrender values or death benefits would be reduced for the carrying value of any outstanding policy loans. Carrying amounts for short-term investments approximate fair value, and we believe we have minimal interest rate risk exposure from these investments.

We believe that the risk of being forced to liquidate investments or terminate derivative positions ahead of scheduled maturity dates is minimal, primarily due to the level of capital at our insurance subsidiaries, the level of cash and marketable securities at our holding companies, and our investment strategy which we believe provides for adequate cash flows to meet the funding requirements of our business. We may in certain circumstances, however, need to sell investments due to changes in regulatory or capital requirements, changes in tax laws, rating agency decisions, and/or unexpected changes in liquidity needs.

Although our policy benefits are primarily in the form of claim payments and we therefore have minimal exposure to the policy withdrawal risk associated with deposit products such as individual life policies or annuities, the fair values of liabilities under all insurance contracts are taken into consideration in our overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment cash flows with amounts due under insurance contracts. Changes in interest rates and individuals' behavior affect the amount and timing of asset and liability cash flows. We actively monitor our asset and liability cash flow match and our asset and liability duration match to manage interest rate risk. Due to the long duration of our long-term care product, the timing of our investment cash flows do not match those of our maturing liabilities. We model and test asset and liability portfolios to improve interest rate risk management and net yields. Testing the asset and liability portfolios under various interest rate and economic scenarios enables us to choose what we believe to be the most appropriate investment strategy, as well as to limit the risk of disadvantageous outcomes. We use this analysis in determining hedging strategies and utilizing derivative financial instruments. We have and may continue to use current and forward interest rate swaps, options on forward interest rate swaps, and forward treasury locks to hedge interest rate risks and to match asset durations and cash flows with corresponding liabilities.

Debt is not carried at fair value in our consolidated balance sheets. If we modify or replace existing debt instruments at current market rates, we may incur a gain or loss on the transaction. We believe our debt-related risk to changes in interest rates is relatively minimal.

We measure our insurance liabilities and financial instruments' market risk related to changes in interest rates using a sensitivity analysis. This analysis estimates potential changes in fair values as of December 31, 2024 and 2023 based on a hypothetical immediate increase of 100 basis points in interest rates from year end levels. The selection of a 100 basis point immediate parallel change in interest rates should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event.

The hypothetical potential changes in fair value of our insurance liabilities and financial instruments at December 31, 2024 and 2023 are shown as follows:

(in millions of dollars)	December 31, 2024			
			Hypothetical	
	Notional Amount of Derivatives	Fair Value (FV)[2]	FV + 100 BP[2]	Change in FV[2]
Assets				
Fixed Maturity Securities[1]		$ 35,629.9	$ 32,889.9	$ (2,740.0)
Mortgage Loans		1,975.4	1,877.0	(98.4)
Policy Loans, Net of Reinsurance Ceded		359.3	334.7	(24.6)
Reinsurance Recoverable[2]		8,296.4	7,520.0	(776.4)
Liabilities				
Liability for Future Policy Benefits[2]		$ (36,806.4)	$ (32,947.1)	$ 3,859.3
Debt		(3,564.3)	(3,244.5)	319.8
Derivatives[1]				
Forward Benchmark Interest Rate Locks	2,570.0	(219.8)	(463.9)	(244.1)

(in millions of dollars)	December 31, 2023			
			Hypothetical	
	Notional Amount of Derivatives	Fair Value[2]	FV + 100 BP[2]	Change in FV[2]
Assets				
Fixed Maturity Securities[1]		$ 36,833.9	$ 33,842.1	$ (2,991.8)
Mortgage Loans		2,070.7	1,957.7	(113.0)
Policy Loans, Net of Reinsurance Ceded		373.8	347.8	(26.0)
Reinsurance Recoverable[2]		9,108.4	8,179.2	(929.2)
Liabilities				
Liability for Future Policy Benefits[2]		$ (40,009.4)	$ (35,456.1)	$ 4,553.3
Debt		(3,227.9)	(2,978.4)	249.5
Derivatives [1]				
Forward Benchmark Interest Rate Locks	1,905.0	(33.3)	(245.2)	(211.9)

[1]These financial instruments are carried at fair value in our consolidated balance sheets. Changes in fair value resulting from changes in interest rates may affect the fair value at which the item is reported in our consolidated balance sheets. The corresponding offsetting change is reported in other comprehensive income or loss, net of income tax.

[2] We are required to update the discount rate assumptions related to our liability for future policy benefits at each reporting date using a yield that is reflective of an upper-medium grade fixed-income instrument, which is generally equivalent to a single-A interest rate matched to the duration of certain of our insurance liabilities. As such, the value of certain of our insurance liabilities may be adversely affected by changes in the single-A interest rate environment which could impact the valuation of our liability for future policy benefits and related reinsurance recoverable.

The effect of a change in interest rates on asset prices was determined using a duration implied methodology for the fixed maturity securities whereby the duration of each security was used to estimate the change in price for the security assuming an increase of 100 basis points in interest rates. These hypothetical prices were compared to the actual prices for the period to compute the overall change in market value. The changes in the fair values shown in the chart above for all other items were determined using discounted cash flow analyses. Because we actively manage our investments and liabilities, actual changes could differ from those estimated above.

Our overall investment philosophy is to invest in a portfolio of high quality assets that provide investment returns consistent with those assumed in the pricing of our insurance products. Assets are invested predominately in fixed maturity securities. We estimate that we will have approximately $2.2 billion of investable cash flows in 2025. Assuming interest rates and credit spreads remain constant at the January 2025 market levels throughout the remainder of 2025 and 2026, our net investment income would increase by an immaterial amount in both 2025 and 2026 as a result of the investment of cash flows at levels above our current portfolio rate. This interest rate scenario does not give consideration to the effect of other factors which could impact these results, such as changes in the bond market and changes in hedging strategies and positions, nor does it consider the potential change to our discount rate reserve assumptions and any mitigating factors such as pricing adjustments.

See "Critical Accounting Estimates" contained herein in Item 7 for further information concerning our pension and post-retirement benefit plans.

Foreign Currency Risk

The functional currency of our U.K. operations is the British pound sterling. The functional currency of our operations in Poland is the Polish zloty. We are exposed to foreign currency risk arising from fluctuations in the British pound sterling and Polish zloty to U.S. dollar exchange rates primarily as they relate to the translation of the financial results of our U.K. and Polish operations. Fluctuations in exchange rates impact reported financial results. We do not hedge against the possible impact of this risk. Because we do not actually convert our functional currency into dollars except for a limited number of transactions, we view foreign currency translation as a financial reporting issue and not a reflection of operations or profitability in our U.K. or Polish operations.

Assuming the pound to dollar year-end exchange rate decreased 10 percent from the December 31, 2024 and 2023 levels, accumulated other comprehensive income or loss as reported in U.S. dollars would have been lower by approximately $120 million in each year. Assuming the pound to dollar average exchange rate decreased 10 percent from the actual average exchange rates for 2024 and 2023, net income, as reported in U.S. dollars, would have decreased approximately $10 million in each year. Our Polish operations are currently not a significant portion of our overall operations and any changes in the dollar exchange rate would not represent a material impact to our reported financial results in U.S. dollars.

Dividends paid by Unum Limited are paid to our U.K. holding company. When these funds are repatriated to our U.S. holding company, we are subject to foreign currency risk as the value of the dividend, when converted into U.S. dollars, is dependent upon the foreign exchange rate at the time of conversion.

We are also exposed to foreign currency risk related to certain foreign investment securities denominated in local currencies. We use foreign currency interest rate swaps to hedge or minimize the foreign exchange risk associated with these instruments.

See "Risk Factors" contained herein in Item 1A and "Consolidated Operating Results" and "Unum International Segment" contained herein in Item 7 for further information concerning foreign currency translation.

Risk Management

Effectively taking and managing risks is essential to the success of our Company. To facilitate this effort, we have a formal Enterprise Risk Management (ERM) program, with a framework comprising these key components:

- Risk-aware culture and governance
- Risk appetite
- Risk identification and prioritization
- Risk reporting
- Risk management and modeling

Our ERM framework is the ongoing system of people, processes, and tools across our Company under which we intend to function consistently and collectively to identify and assess risks and opportunities, to manage all material risks within our risk appetite, and to contribute to strategic decision making. With the goal of maximizing shareholder value, the primary objectives of our ERM framework are to support Unum Group in meeting its operational and financial objectives, maintaining liquidity, optimizing capital, protecting franchise value, and operational resilience.

Risk-Aware Culture and Governance

We employ a risk management model under which risk-based decisions are made daily on a local level. To achieve long-term success, we believe risk management must be the responsibility of all employees. The individual and collective decisions of our employees play a key role in successfully managing our overall risk profile. We strive for a culture of integrity, commitment, and accountability, and we believe these values allow our employees to feel comfortable identifying issues and taking ownership for addressing potential problems. To reinforce the risk-aware culture, we offer risk education to employees.

Our employees have an obligation to report issues that they believe will have a material financial, operational, reputational, or regulatory impact to the Company. We offer several channels for employees to report their issues or concerns and encourage employees to use the channel that is most appropriate for their situation. We recommend that an employee initially discuss their concerns with their manager; however, if that channel is not appropriate, an employee may use any of the other reporting channels available. By employing various approaches, we foster a culture intended to support candid discussion and reporting of risks and empowerment of our employees to take ownership for risk management.

Our culture is reinforced by our system of risk governance. We employ a multi-layered risk control system as depicted below:

1st Line: Own and Manage	2nd Line: Oversee	3rd Line: Independent Assurance
Business processes and procedures employed throughout the Company through which management assumes and monitors significant risks	Governing bodies chartered with oversight of activities within the 1st and 2nd lines, mitigation of substantial exposures, and management of emerging risks	Independent assurance on the effectiveness of governance, risk management, and internal control performed by internal audit and the board of directors

Business units are primarily responsible for managing their principal risks. Our risk committees and other governing bodies serve as risk control functions responsible for providing risk oversight, or the second line of risk control. Our internal audit team provides periodic independent reviews and assurance activities serving as our third line of risk control.

In addition, our board has an active role, as a whole and through its committees, in overseeing management of our risks. The board is responsible for the oversight of strategic risk and regularly reviews information regarding our capital, liquidity, and operations, as well as the risks associated with each. The risk and finance committee of the board is responsible for oversight of our risk management process, including financial risk, operational risk, strategic risk, and cybersecurity risk, though other board committees also oversee risks associated with their responsibilities.

Our executive risk management committee is responsible for overseeing our enterprise-wide risk management program. The chief risk officer, who is a member of the executive risk management committee, has primary responsibility for our ERM program and is supported by management committees and other governing bodies. These committees are responsible for identifying, measuring, reporting, and managing strategic insurance and operational risks within their respective areas, consistent with enterprise risk management guidance.

Risk Appetite

Our risk appetite, as set forth in a risk appetite statement, reflects acceptable boundaries for the risks we are willing to assume and the acceptable boundaries for uncertainty in achieving our strategic objectives. The risk appetite statement defines our approach to risk taking and guides decision making as to the amount and types of risks we assume in fulfilling our purpose and advancing our strategy.

We regularly use assessment techniques that are suitable for the specific nature of the risk being assessed. The discussion is at the enterprise level and often qualitative and principles based. Quantitative specifications are made where possible, generally regarding aggregate capital metrics. Business segments align with the risk appetite through process, policies, and operating procedures and through monitoring of operational metrics. Where appropriate, specific quantitative boundaries are used to establish and measure against risk appetite articulated in the statement.

Key measures of our risk profile are monitored against risk tolerances and limits on a quarterly basis and are communicated to their respective governing body. For risks falling outside of our risk tolerance and limits, the respective governing body assesses the appropriate risk response, including implementation of remediation plans or corrective actions. Collectively, management is responsible for monitoring its adherence to the risk appetite statement throughout its operations and in accordance with the ERM framework.

Risk Identification and Prioritization

Risk identification and prioritization is an ongoing process, whereby we identify and assess our risk positions and exposures, including notable risk events. Additionally, we identify emerging risks and analyze how material future risks might affect us. Knowing the potential risks we face allows us to monitor and manage their potential effects including adjusting our strategies as appropriate and holding capital levels which provide financial flexibility. Business process owners, supported by the ERM program, have primary responsibility for identifying and prioritizing risks within their respective areas.

We face a wide range of risks, and our continued success depends on our ability to identify and appropriately manage our risk exposures. For additional information on certain risks that may adversely affect our business, operating results, or financial condition see "Cautionary Statement Regarding Forward-Looking Statements" contained herein on page 1 and "Risk Factors" contained herein in Item 1A.

Risk Reporting

Regular internal and external risk reporting is an integral part of our ERM framework. Internally, ERM reports are a standard part of our quarterly senior management and board meetings. The reports summarize our existing and emerging risk exposures, as well as report against the tolerances and limits defined by our risk appetite policy.

Externally, we are subject to a number of regulatory and rating agency risk examinations, and risk reports are often included. Annually, we file our Own Risk and Solvency Assessment (ORSA) summary report with the applicable insurance regulators for our U.S. insurance subsidiaries. This report provides strong evidence of the strengths of our ERM framework, measurement approaches, key assumptions utilized in assessing our risks, and prospective solvency assessments under both normal and stressed conditions. See "Regulation" contained herein in Item 1 for additional information regarding the ORSA.

Risk Management and Modeling

The ERM framework takes a decentralized approach to risk management that relies on the three lines of defense described above. The second line plays an important role in providing reliable, current, timely, and actionable information about the uncertainties that might affect the achievement of our objectives. The ERM framework utilizes a combination of qualitative and quantitative measures to inform our assessment at the enterprise level.

To support risk assessments, both the first and second line utilize stress testing and scenario analysis for risk management and to shape our business, financial, and strategic planning activities. Both are key components of our risk appetite framework and play an important role in monitoring, assessing, managing, and mitigating our primary risk exposures, which we evaluate over multiple time horizons.

Our ability to manage our baseline risks and run stress and scenario analysis relies on numerous capital and financial models. These models aid us in making significant business decisions including strategic planning, capital management, risk limit determinations, reinsurance purchases, hedging activities, asset allocation, pricing, and corporate development. We aim to constantly improve the capital modeling techniques and methodologies we use to determine a level of capital that is commensurate with our risk profile and to ensure compliance with evolving regulatory and rating agency requirements. To provide controls on development and use of our key models, we maintain a model risk framework for all financial models.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Unum Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Unum Group and Subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Long-Term Care Liability for Future Policy Benefits

Description of the Matter	The Company's liability for individual and group long-term care future policy benefits is $15.3 billion of the $36.8 billion of Future Policy Benefits on the consolidated balance sheet as of December 31, 2024. The liability for future policy benefits related to long-term care insurance contracts is based on estimates of how much the Company will need to pay for future benefits and the amount of premiums to be collected from policyholders for these policy features. As described in Note 1 and Note 6 to the consolidated financial statements, there is significant uncertainty in estimating this liability given the extended period over which claims are paid and sensitivity of the estimate to assumptions, including morbidity, mortality, claims incidence and resolutions, active policy lapses, and future premium rate increases. Auditing the long-term care liability for future policy benefits was complex due to the highly judgmental nature of the significant assumptions, including morbidity, mortality, claims incidence and resolutions, active policy lapses, and future premium rate increases, used in the measurement process. The significant judgment and the sensitivity of the estimate to these assumptions can have a material effect on the valuation of the liability.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the long-term care liability for future benefits process, including controls over the review and approval of assumptions which incorporate the Company's most recent experience. To test the long-term care liability for future policy benefits we performed audit procedures, with the assistance of our actuarial specialists, that included, among others, an evaluation of the methodologies applied by management's actuarial specialists with those methods used in prior periods. We evaluated the significant assumptions used by management in determining the liability for future policy benefits by comparing the significant assumptions, including expected morbidity, mortality, claims incidence and resolutions, active policy lapses, and future premium rate increases to historical assumptions, prior actual experience, policyholder experience studies performed by management, available industry information, or management's estimates of prospective changes in these assumptions. In addition, we performed a review of the historical results of the development of the estimate, assessed management's annual reserve assumption study, and performed an independent recalculation of the liability for future policy benefits for a sample of contracts which we compared to the actuarial model used by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1999.

Chattanooga, Tennessee
February 27, 2025

CONSOLIDATED BALANCE SHEETS

Unum Group and Subsidiaries

	December 31	
	2024	2023
	(in millions of dollars)	
Assets		
Investments		
Fixed Maturity Securities - at fair value (amortized cost of $38,269.9; $38,410.6; allowance for credit losses of $2.8; $2.2)	$ 35,629.9	$ 36,833.9
Mortgage Loans (net of allowance for credit losses of $16.1; $10.2)	2,224.5	2,318.2
Policy Loans	3,617.2	3,620.2
Other Long-term Investments	1,694.4	1,579.4
Short-term Investments	2,540.3	1,610.7
Total Investments	45,706.3	45,962.4
Other Assets		
Cash and Bank Deposits	162.8	146.0
Accounts and Premiums Receivable (net of allowance for credit losses of $26.8; $29.5)	1,459.0	1,543.7
Reinsurance Recoverable (net of allowance for credit losses of $1.5; $1.7)	8,296.4	9,108.4
Accrued Investment Income	649.8	633.9
Deferred Acquisition Costs	2,842.8	2,714.5
Goodwill	349.1	349.9
Property and Equipment	487.6	485.3
Deferred Income Tax	369.7	649.4
Other Assets	1,635.8	1,661.7
Total Assets	$ 61,959.3	$ 63,255.2

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - Continued

Unum Group and Subsidiaries

	December 31	
	2024	2023
	(in millions of dollars)	
Liabilities and Stockholders' Equity		
Liabilities		
Future Policy Benefits	$ 36,806.4	$ 40,009.4
Policyholders' Account Balances	5,633.7	5,667.7
Unearned Premiums	384.0	380.2
Other Policyholders' Funds	1,526.7	1,615.7
Income Tax Payable	226.5	190.0
Deferred Income Tax	31.0	27.0
Short-term Debt	274.6	—
Long-term Debt	3,465.2	3,430.4
Other Liabilities	2,650.1	2,283.4
Total Liabilities	50,998.2	53,603.8
Commitments and Contingent Liabilities - Note 16		
Stockholders' Equity		
Common Stock, $0.10 par		
Authorized: 725,000,000 shares		
Issued: 195,460,723 and 194,588,625 shares	19.5	19.4
Additional Paid-in Capital	1,489.6	1,547.8
Accumulated Other Comprehensive Loss	(2,523.7)	(3,308.0)
Retained Earnings	12,914.0	11,431.5
Treasury Stock - at cost: 16,871,752 and 1,216,528 shares	(938.3)	(39.3)
Total Stockholders' Equity	10,961.1	9,651.4
Total Liabilities and Stockholders' Equity	$ 61,959.3	$ 63,255.2

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Unum Group and Subsidiaries

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars, except share data)		
Revenue			
Premium Income	$ 10,497.4	$ 10,046.0	$ 9,616.5
Net Investment Income	2,130.0	2,096.7	2,122.2
Net Investment Loss	(34.6)	(36.0)	(15.7)
Other Income	294.5	279.2	261.1
Total Revenue	12,887.3	12,385.9	11,984.1
Benefits and Expenses			
Policy Benefits	7,480.2	7,311.9	7,542.1
Policy Benefits - Remeasurement Gain	(562.3)	(54.8)	(547.5)
Commissions	1,258.6	1,170.1	1,086.4
Interest and Debt Expense	201.1	194.8	188.5
Cost Related to Early Retirement of Debt	—	—	4.2
Deferral of Acquisition Costs	(651.5)	(632.2)	(556.9)
Amortization of Deferred Acquisition Costs	521.0	481.4	421.1
Compensation Expense	1,166.2	1,162.6	1,089.5
Other Expenses	1,222.7	1,112.0	1,006.7
Total Benefits and Expenses	10,636.0	10,745.8	10,234.1
Income Before Income Tax	2,251.3	1,640.1	1,750.0
Income Tax Expense (Benefit)			
Current	432.1	452.0	473.5
Deferred	40.1	(95.7)	(130.7)
Total Income Tax Expense	472.2	356.3	342.8
Net Income	$ 1,779.1	$ 1,283.8	$ 1,407.2
Net Income Per Common Share			
Basic	$ 9.49	$ 6.53	$ 7.01
Assuming Dilution	$ 9.46	$ 6.50	$ 6.96

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Unum Group and Subsidiaries

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Net Income	$ 1,779.1	$ 1,283.8	$ 1,407.2
Other Comprehensive Income			
Change in Net Unrealized Gain (Loss) on Securities (net of tax expense (benefit) of $(226.6); $300.6; $(1,890.8))	(836.1)	1,109.3	(7,042.8)
Change in the Effect of Discount Rate Assumptions on the Liability for Future Policy Benefits, Net of Reinsurance (net of tax expense (benefit) of $488.9; $(256.5); $2,385.1)	1,833.8	(962.3)	8,884.6
Change in Net Gain (Loss) on Derivatives (net of tax benefit of $51.5; $17.0; $19.2)	(197.0)	(64.1)	(71.4)
Change in Foreign Currency Translation Adjustment (net of tax expense (benefit) of $1.1; $0.9; $(0.1))	(21.9)	69.0	(116.0)
Change in Unrecognized Pension and Postretirement Benefit Costs (net of tax expense (benefit) of $12.0; $(2.7); $18.9)	5.5	(11.6)	61.9
Total Other Comprehensive Income	784.3	140.3	1,716.3
Comprehensive Income	$ 2,563.4	$ 1,424.1	$ 3,123.5

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Unum Group and Subsidiaries

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Common Stock			
Balance at Beginning of Year	$ 19.4	$ 30.8	$ 30.7
Common Stock Activity	0.1	0.1	0.1
Retirement of Treasury Stock	—	(11.5)	—
Balance at End of Year	19.5	19.4	30.8
Additional Paid-in Capital			
Balance at Beginning of Year	1,547.8	2,441.0	2,408.1
Repurchase of Common Stock	(80.3)	—	—
Retirement of Treasury Stock	—	(914.5)	—
Other Common Stock Activity	22.1	21.3	32.9
Balance at End of Year	1,489.6	1,547.8	2,441.0
Accumulated Other Comprehensive Loss			
Balance at Beginning of Year	(3,308.0)	(3,448.3)	(5,164.6)
Other Comprehensive Income	784.3	140.3	1,716.3
Balance at End of Year	(2,523.7)	(3,308.0)	(3,448.3)
Retained Earnings			
Balance at Beginning of Year	11,431.5	13,141.3	11,989.4
Net Income	1,779.1	1,283.8	1,407.2
Dividends to Stockholders (per common share: $1.57; $1.39; $1.26)	(296.6)	(277.1)	(255.3)
Retirement of Treasury Stock	—	(2,716.5)	—
Balance at End of Year	12,914.0	11,431.5	13,141.3
Treasury Stock			
Balance at Beginning of Year	(39.3)	(3,429.8)	(3,229.7)
Repurchases of Common Stock	(899.0)	(252.0)	(200.1)
Retirement of Treasury Stock	—	3,642.5	—
Balance at End of Year	(938.3)	(39.3)	(3,429.8)
Total Stockholders' Equity at End of Year	$ 10,961.1	$ 9,651.4	$ 8,735.0

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unum Group and Subsidiaries

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Cash Flows from Operating Activities			
Net Income	$ 1,779.1	$ 1,283.8	$ 1,407.2
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Change in Receivables	623.9	602.7	590.6
Change in Deferred Acquisition Costs	(130.5)	(150.8)	(135.8)
Change in Insurance Liabilities	(780.9)	(313.2)	(244.7)
Change in Income Taxes	97.6	(84.3)	(31.3)
Change in Other Accrued Liabilities	(32.3)	(74.8)	(113.9)
Non-cash Components of Net Investment Income	(248.9)	(240.3)	(247.0)
Net Investment Loss	34.6	36.0	15.7
Depreciation	116.1	108.8	110.5
Amortization of the Cost of Reinsurance	41.4	44.1	50.3
Other, Net	13.1	(9.2)	17.1
Net Cash Provided by Operating Activities	1,513.2	1,202.8	1,418.7
Cash Flows from Investing Activities			
Proceeds from Sales of Fixed Maturity Securities	877.3	1,062.7	559.5
Proceeds from Maturities of Fixed Maturity Securities	1,483.0	1,578.1	1,532.5
Proceeds from Sales and Maturities of Other Investments	332.1	360.0	445.9
Purchase of Fixed Maturity Securities	(2,001.7)	(2,991.4)	(2,835.3)
Purchase of Other Investments	(319.1)	(361.2)	(482.9)
Net Purchases of Short-term Investments	(842.1)	(141.0)	(22.6)
Net Increase (Decrease) in Payables for Collateral on Investments	251.8	(98.3)	(50.8)
Net Purchases of Property and Equipment	(125.7)	(134.8)	(102.2)
Net Cash Used by Investing Activities	(344.4)	(725.9)	(955.9)
Cash Flows from Financing Activities			
Short-term Debt Repayment	—	(2.0)	—
Issuance of Long-term Debt	391.6	—	349.2
Long-term Debt Repayment	(350.0)	—	(364.0)
Cost Related to Early Retirement of Debt	—	—	(3.6)
Issuance of Common Stock	6.0	5.2	4.0
Repurchase of Common Stock	(972.9)	(250.1)	(200.1)
Dividends Paid to Stockholders	(296.5)	(277.1)	(254.2)
Proceeds from Policyholders' Account Deposits	133.2	143.4	119.8
Payments for Policyholders' Account Withdrawals	(82.7)	(87.0)	(72.0)
Cash Received Related to Active Life Volatility Cover Agreement	26.7	18.6	5.2
Other, Net	(7.4)	(1.1)	(2.9)
Net Cash Used by Financing Activities	(1,152.0)	(450.1)	(418.6)
Net Increase in Cash and Bank Deposits	16.8	26.8	44.2
Cash and Bank Deposits at Beginning of Year	146.0	119.2	75.0
Cash and Bank Deposits at End of Year	$ 162.8	$ 146.0	$ 119.2

See notes to consolidated financial statements.

Note 1 - Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements of Unum Group and its subsidiaries (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). Such accounting principles differ from statutory accounting principles (see Note 18). Intercompany transactions have been eliminated.

Description of Business: We are a leading provider of financial protection benefits in the United States, the United Kingdom, and Poland. Our products include disability, life, accident, critical illness, dental and vision, and other solutions based services. We market our products primarily through the workplace.

We have three principal operating segments: Unum US, Unum International, and Colonial Life. Our other operating segments are Closed Block and Corporate. See Note 15 for further discussion of our operating segments.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

In accordance with standard practice, we regularly review the methodology used in the development of all key estimates. As a result of this review, in 2022, we updated our estimate of the unearned premium reserve for certain of our product lines to utilize a gross unearned premium reserve rather than a net unearned premium reserve. The effect of this change in estimate was to decrease 2022 premium income by $13.4 million and decrease commissions by $1.0 million. This resulted in a decrease to net income of $9.8 million and a decrease to both basic and diluted earnings per share by $0.05.

Fixed Maturity Securities: Fixed maturity securities include long-term bonds and redeemable preferred stocks. Our fixed maturity securities are classified as available-for-sale and reported at fair value. Changes in the fair value of available-for-sale fixed maturity securities, except for amounts related to impairment and credit losses recognized in earnings, are reported as a component of other comprehensive income, net of income tax. Realized investment gains or losses are based upon specific identification of the investments sold.

Interest income is recorded as part of net investment income when earned, using an effective yield method giving effect to amortization of premium and accretion of discount. Included within fixed maturity securities are mortgage-backed and asset-backed securities. We recognize investment income on these securities using a constant effective yield based on projected prepayments of the underlying loans and the estimated economic life of the securities. Actual prepayment experience is reviewed periodically, and effective yields are recalculated when differences arise between prepayments originally projected and the actual prepayments received and currently projected. The effective yield is recalculated on a retrospective basis, and the adjustment is reflected in net investment income. For fixed maturity securities on which collection of investment income is uncertain, we discontinue the accrual of investment income and recognize investment income when interest and dividends are received. Payment terms specified for fixed maturity securities may include a prepayment penalty for unscheduled payoff of the investment. Prepayment penalties are recognized as investment income when received.

In determining when a decline in fair value below amortized cost of a fixed maturity security is a credit loss, we evaluate available information, both positive and negative, in reaching our conclusions. In particular, we consider the strength of the issuer's balance sheet, its debt obligations and near-term funding requirements, cash flow and liquidity, the profitability of its core businesses, the availability of marketable assets which could be sold to increase liquidity, its industry fundamentals and regulatory environment, and its access to capital markets. Although all available and applicable factors are considered in our analysis, our expectation of recovering the entire amortized cost basis of the security, whether we intend to sell the security, whether it is more likely than not that we will be required to sell the security before recovery of its amortized cost, and whether the security is current on principal and interest payments are the most critical factors in determining whether impairments represent credit losses. The significance of the decline in value is also an important factor, but we generally do not record an impairment loss based solely on this factor, since often other more relevant factors will impact our evaluation of a security.

For securities with a decline in fair value below amortized cost which we intend to sell or more likely than not will be required to sell before recovery in value, the amortized cost of the investment is written down to fair value through earnings, and an impairment loss is recognized in the current period. For securities that we believe are impaired and which we do not intend to

Note 1 - Significant Accounting Policies - Continued

sell and it is not more likely than not that we will be required to sell before recovery in value, we calculate an allowance for credit losses recognized in earnings which generally represents the difference between the amortized cost of the security and the present value of our best estimate of cash flows expected to be collected, discounted using the effective interest rate implicit in the security at the date of acquisition and limited by the difference between amortized cost and fair value of the security. For fixed maturity securities for which we have recognized an allowance for credit loss through earnings, if through subsequent evaluation there is a significant increase in expected cash flows, the allowance is reduced and is recognized as a reduction to credit losses in the current period. When an allowance for credit losses on a fixed maturity security is recognized, we designate non-accrual status for those securities. We reverse all previously accrued interest through interest income and use a cash basis method for recognizing any future payments received. See Notes 2 and 3.

Mortgage Loans: Mortgage loans are generally held for investment and are carried at amortized cost less an allowance for expected credit losses. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Prepayment penalties are recognized as investment income when received. For mortgage loans on which collection of interest income is uncertain, we discontinue the accrual of interest and recognize it in the period when an interest payment is received. We typically do not resume the accrual of interest on mortgage loans on nonaccrual status until there are significant improvements in the underlying financial condition of the borrower. We consider a loan to be delinquent if full payment is not received in accordance with the contractual terms of the loan.

We evaluate each of our mortgage loans individually for impairment and assign an internal credit quality rating based on a comprehensive rating system used to evaluate the credit risk of the loan. Although all available and applicable factors are considered in our analysis, loan-to-value and debt service coverage ratios are the most critical factors in determining impairment. We estimate an allowance for credit losses that we expect to incur over the life of our mortgage loans using a probability of default method. For each loan, we estimate the probability that the loan will default before its maturity (probability of default) and the amount of the loss if the loan defaults (loss given default). These two factors result in an expected loss percentage that is applied to the amortized cost of each loan to determine the expected credit loss. As we are typically the original underwriter of the mortgage loans, the amortized cost generally equals the principal amount of the loan. We measure losses on defaults of our mortgage loans as the excess amortized cost of the mortgage loan over the fair value of the underlying collateral in the event that we foreclose on the loan or over the expected future cash flows of the loan if we retain the mortgage loan until payoff. We do not purchase mortgage loans with existing credit impairments.

In estimating the probability of default, we consider historical experience, current market conditions, and reasonable and supportable forecasts about the future market conditions. We utilize our historical loan experience in combination with a large third-party industry database for a period of time that aligns with the average life of our loans based on the maturity dates of the loans and prepayment experience. Our model utilizes an industry database of the historical loss experience based on our actual portfolio characteristics such as loan-to-value, debt service coverage, collateral type, geography, and late payment history. In addition, because we actively manage our portfolio, we may extend the term of a loan in certain situations and will accordingly extend the maturity date in the estimate of probability of default. In estimating the loss given default, we primarily consider the type and value of collateral and secondarily the expected liquidation costs and time to recovery.

The primary market factors that we consider in our forecast of future market conditions are gross domestic product, unemployment rates, interest rates, inflation, commercial real estate values, household formation, and retail sales. We also forecast certain loan specific factors such as growth in the fair value and net operating income of collateral by property type. We include our estimate of these factors over a two-year period and for the remainder of the loans’ estimated lives, adjusted for estimated prepayments. Past the two-year forecast period, we revert to the historical assumptions ratably by the end of the fifth year of the loan after which we utilize only historical assumptions.

We utilize various scenarios to estimate our allowance for expected losses ranging from a base case scenario that reflects normal market conditions to a severe case scenario that reflects adverse market conditions. We will adjust our allowance each period to utilize the scenario or weighting of the scenarios that best reflects our view of current market conditions. Additions and reductions to our allowance for credit losses on mortgage loans are reported as a component of net investment gains and losses. See Note 3.

Note 1 - Significant Accounting Policies - Continued

Policy Loans: Policy loans are presented at the unpaid balances directly related to policyholders. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Included in policy loans are $3,313.6 million and $3,322.5 million of policy loans ceded to reinsurers at December 31, 2024 and 2023, respectively.

Other Long-term Investments: Other long-term investments are comprised primarily of private equity partnerships, real estate, perpetual preferred stock, common stock, tax credit partnerships, and derivatives - which are described in "Derivative Financial Instruments" below.

Our investments in private equity partnerships are passive in nature and represent funds that are primarily invested in private credit, private equity, and real assets. We account for our investments in these partnerships using either the equity method or at fair value through net income depending on the level of ownership and the degree of our influence over partnership operating and financial policies. For investments in partnerships accounted for under the equity method, we report our investments at our share of the partnership's net asset value (NAV) and record our portion of partnership earnings as a component of net investment income. For investments in partnerships accounted for at fair value through net income, we also report our investments at our share of the partnership's NAV as a practical expedient for fair value with increases or decreases recorded as a component of net investment income. Distributions received from the funds arise from income generated by the underlying investments as well as the liquidation of the underlying investments and there is generally not a public market for these investments.

Investment real estate is primarily comprised of property held for the production of income and property held for sale. Property held for the production of income is carried at cost less accumulated depreciation and any write-downs to fair value for impairment losses. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset. A review for impairment is made whenever events or circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying value of the property exceeds the expected undiscounted cash flows generated from the property, at which point the carrying value is written down to an estimated fair value. Real estate held for sale is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such.

Our perpetual preferred stocks are valued at fair value, based on quoted market prices, where available. For preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services. Our investments in common stock are valued at fair value. Our shares of Federal Home Loan Bank (FHLB) common stock are carried at cost, which approximates fair value.

Tax credit partnerships in which we have invested were formed for the purpose of investing in the construction and rehabilitation of low-income housing. Because the partnerships are structured such that there is no return of principal, the primary sources of investment return from our tax credit partnerships are tax credits and tax benefits derived from passive losses on the investments, both of which may exhibit variability over the life of the investment. These partnerships are accounted for using either the proportional or the effective yield method, depending primarily on whether the tax credits are guaranteed through a letter of credit, a tax indemnity agreement, or another similar arrangement. Tax credits received from these partnerships are reported in our consolidated statements of income as either a reduction of premium tax or a reduction of income tax. The amortization of the principal amount invested in these partnerships is reported as a component of either premium tax or income tax.

See Notes 2, 3, and 4 for further discussion of our other long-term investments.

Short-term Investments: Short-term investments are carried at cost. Short-term investments include investments maturing within one year of purchase, such as corporate commercial paper and Treasury bills, bank term deposits, and other cash accounts and cash equivalents earning interest.

Cash and Bank Deposits: Cash and bank deposits include cash on hand and non-interest bearing cash and deposit accounts.

Derivative Financial Instruments: Derivative financial instruments (including certain derivative instruments embedded in other contracts) are recognized as either other long-term investments or other liabilities in our consolidated balance sheets and are reported at fair value. The accounting for a derivative depends on whether it has been designated and qualifies as part of a

Note 1 - Significant Accounting Policies - Continued

hedging relationship, and further, on the type of hedging relationship. To qualify for hedge accounting, at the inception of the hedging transaction, we formally document the risk management objective and strategy for undertaking the hedging transaction, as well as the designation of the hedge as either a fair value hedge or a cash flow hedge. Included in this documentation is how the hedging instrument is expected to hedge the designated risk related to specific assets or liabilities on the balance sheet or to specific forecasted transactions as well as a description of the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness.

A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship, using qualitative and quantitative methods. Qualitative methods include comparison of critical terms of the derivative to the hedged item. Quantitative methods include regression or other statistical analysis of changes in fair value or cash flows associated with the hedge relationship.

Changes in the fair value of a derivative designated as a fair value hedge and changes in the fair value of the hedged item attributable to the risk being hedged are recognized in earnings as a component of net investment gain or loss during the period of change in fair value. For gains or losses on the derivative instrument that are excluded from the assessment of hedge effectiveness, those gains and losses are recognized in other comprehensive income or loss and amortized into earnings in the same income statement line as the related hedged item. The gain or loss on the termination of a fair value hedge is recognized in earnings as a component of net investment gain or loss during the period in which the termination occurs. When interest rate swaps are used in hedge accounting relationships, periodic settlements are recorded in the same income statement line as the related settlements of the hedged items.

Changes in the fair value of a derivative designated as a cash flow hedge are reported in other comprehensive income and reclassified into earnings and reported on the same income statement line item as the hedged item and in the same period or periods during which the hedged item affects earnings. The gain or loss on the termination of an effective cash flow hedge is reported in other comprehensive income and reclassified into earnings and reported on the same income statement line item as the hedged item and in the same period or periods during which the hedged item affects earnings.

Gains or losses on the termination of ineffective fair value or cash flow hedges are reported in earnings as a component of net investment gain or loss. In the event a hedged item is disposed of or the anticipated transaction being hedged is no longer likely to occur, we will terminate the related derivative and recognize the gain or loss on termination in current earnings as a component of net investment gain or loss. In the event a hedged item is disposed of subsequent to the termination of the hedging transaction, we reclassify any remaining gain or loss on the hedge out of accumulated other comprehensive income (loss) (AOCI) into earnings as a component of the same income statement line item wherein we report the gain or loss on disposition of the hedged item.

For a derivative not designated as a hedging instrument, changes in the fair value of the derivative, together with the payment of periodic fees, if applicable, are recognized in the same income statement line item as the hedged item during the period of change in fair value.

Cash flows related to derivative contracts are included in the consolidated statements of cash flows, coinciding with the timing of the underlying exposure. Cash inflows are included as a component of proceeds from sales and maturities of other investments. Cash outflows are included as a component of purchases of other investments.

In our consolidated balance sheets, we do not offset fair value amounts recognized for derivatives executed with the same counterparty under a master netting agreement and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from those master netting agreements. See Notes 2, 3, and 4.

Fair Value Measurement: Certain assets and liabilities are reported at fair value in our consolidated balance sheets and in our notes to our consolidated financial statements. We define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Therefore, fair value represents an exit price, not an entry price. The exit price objective applies regardless of our intent and/or ability to sell the asset or transfer the liability at the measurement date. Assets or liabilities with readily available actively quoted prices or for

Note 1 - Significant Accounting Policies - Continued

which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment utilized in measuring fair value. When actively quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If observable inputs are not available, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine fair value. We categorize our assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significance of the inputs. The fair value hierarchy gives the highest priority to inputs which are unadjusted and represent quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). See Note 2.

Allowance for Credit Losses on Premiums Receivable: We establish an allowance for credit losses on premiums receivable, which is deducted from the gross amount of our receivable balance, to present the net amount we expect to collect on this asset. The allowance is forward-looking in nature and is calculated based on considerations regarding both historical events and future expectations. Periodic changes in the allowance are recorded through earnings.

The allowance on our premiums receivable is primarily determined using an aging analysis as well as historical lapse and delinquency rates by product line, adjusted for key factors that may impact our future expectation of premium receipts such as changes in customer demographics, business practices, economic conditions, and product offerings. We write off premiums receivable amounts when determined to be uncollectible, which is based on various factors, including the aging of premiums receivable past the due date and specific communication with customers. At December 31, 2024, and 2023, the allowance for expected credit losses on premiums receivable was $26.8 million and $29.5 million, respectively, on gross premiums receivable of $584.1 million and $612.4 million, respectively. The decrease in the allowance of $2.7 million during the year ended December 31, 2024 was driven primarily by the decrease in gross premiums receivable. The decrease in the allowance of $3.0 million during the year ended December 31, 2023 was driven primarily by improvements in the age of premiums receivable.

Deferred Acquisition Costs: Incremental direct costs associated with the successful acquisition of new or renewal insurance contracts have been deferred. Such costs include non-level commissions, other agency compensation, certain selection and policy issue expenses, and certain field expenses. Acquisition costs that do not vary with the production of new business, such as commissions on group products which are generally level throughout the life of the policy, are excluded from deferral.

Our insurance contracts are grouped by product type and contract issue year into cohorts consistent with the grouping used to estimate the related contract liabilities. Deferred acquisition costs (DAC) are amortized on a constant level basis over the life of the policy. For all products, in-force volume metrics are used as the constant level basis. The lapse and mortality assumptions used to amortize DAC for our traditional long-duration products are consistent with the assumptions used to estimate the liability for future policy benefits. The underlying assumptions used to determine DAC amortization are updated concurrently with any related assumption changes for the liability for future policy benefits and changes in estimates are recognized prospectively over the remaining expected term of the related contracts. Amortization expense is adjusted based on actual versus expected experience through an adjustment to the prospective rate of amortization.

For certain products, policyholders can elect to modify product benefits, features, rights, or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacement transactions, principally on group contracts. Internal replacement transactions wherein the modification does not substantially change the policy are accounted for as continuations of the replaced contracts. The original policy continues to be reflected as an in-force policy within its original cohort. The policy's expected life then impacts the amortization of remaining unamortized deferred acquisition costs within its cohort. The costs of replacing the policy are accounted for as policy maintenance costs and expensed as incurred. Internal replacement transactions that result in a policy that is substantially changed are accounted for as an extinguishment of the original policy and the issuance of a new policy. The original policy that was replaced is terminated from its original cohort and this termination is reflected in the amortization rate of remaining unamortized deferred acquisition costs for the cohort. The costs of acquiring the new policy are capitalized and amortized as part of a new cohort. See Note 8.

Goodwill: Goodwill is the excess of the amount paid to acquire a business over the fair value of the net assets acquired. We review the carrying amount of goodwill for impairment on an annual basis, or more frequently if events or changes in

Note 1 - Significant Accounting Policies - Continued

circumstances indicate that the carrying amount might not be recoverable. Goodwill impairment testing compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit to which the goodwill relates is less than the carrying amount of the reporting unit, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value of the reporting unit in an amount not to exceed the total amount of goodwill allocated to the reporting unit.

Property and Equipment: Property and equipment is reported at cost less accumulated depreciation, which is calculated on the straight-line method over the estimated useful life. The accumulated depreciation for property and equipment was $1,501.3 million and $1,422.8 million as of December 31, 2024 and 2023, respectively.

Value of Business Acquired: Value of business acquired represents the present value of future profits recorded in connection with the acquisition of a block of insurance policies. The asset is amortized based upon expected future premium income for non-interest sensitive insurance policies and estimated future gross profits from surrender charges, mortality margins, investment returns, and expense margins for interest sensitive insurance policies. The value of business acquired, which is included in other assets in our consolidated balance sheets, was $55.1 million and $63.9 million at December 31, 2024 and 2023, respectively. The accumulated amortization for value of business acquired was $165.5 million and $161.8 million as of December 31, 2024 and 2023, respectively.

The amortization of value of business acquired, which is included in other expenses in the consolidated statements of income, was $6.2 million, $5.2 million, and $4.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. We periodically review the carrying amount of value of business acquired and it is subject to recoverability testing.

Future Policy Benefits: Liabilities for future policy benefits represent the cost of claims that we estimate we will eventually pay to our policyholders which includes policy liabilities for claims not yet incurred and for claims that have been incurred or are estimated to have been incurred but not yet reported to us. Liabilities for future policy benefits also include the related expenses for our non interest-sensitive life and accident and health products. The liability for future policy benefits is calculated based on the present value of the estimated future policy benefits less the present value of estimated future net premiums collected. Net premiums represent the portion of the gross premium required to provide for all benefits and expenses, excluding acquisition costs or any costs that are required to be charged to expense as incurred. In calculating the liability for future policy benefits, our long-duration contracts are grouped into cohorts by product type and contract issue year.

The calculation of the liability for future policy benefits involves numerous assumptions including assumptions related to discount rate, lapses, mortality, and morbidity. The discount rate assumptions were initially set based on the expected investment yield of the assets supporting the reserves at the transition date of accounting standards update (ASU) 2018-12, which was January 1, 2021, for policies originally issued before the transition date. The discount rate assumptions for new cohorts established after the transition date, are initially set based on the policy issuance date or policy renewal date, and are based on an upper-medium grade fixed-income instrument, which is generally equivalent to a single-A interest rate matched to the duration of our insurance liabilities. As cohorts are grouped by product type and issue year, a weighted average discount rate is utilized as policies are issued or renewed throughout the year. We utilize a reference portfolio of fixed-income instruments that have been A-rated by one of the major credit rating agencies. For products with liability cash flows that exceed the duration of observable single-A fixed income instruments, we use the last market observable yield and use extrapolation approaches to determine yield assumptions for durations beyond the last market observable duration. For the discount rate assumptions for products in our Unum International segment, we utilize observable market data in the local debt markets in the UK and Poland.

Note 1 - Significant Accounting Policies - Continued

The initial, also referred to as the original, discount rate assumptions established for each cohort are used to determine interest accretion which is reported as a component of policy benefits on the statements of income. After policy issuance or policy renewal, the discount rate assumptions are updated quarterly and used to update the liability at each reporting date to the current discount rate, with the corresponding change reflected as the change in the effect of discount rate assumptions on the liability for future policy benefits, net of reinsurance, on the statement of changes in other comprehensive income (loss). Policyholder lapse and mortality assumptions reflect the probability that an insureds' coverage is discontinued due to lapsation or death of the insured. For our life insurance products, mortality assumptions also reflect the probability that a benefit payment occurs. Policyholder lapse and mortality assumptions are based on our actual historical experience adjusted for future expectations. Claim incidence and claim resolution rate assumptions related to morbidity and mortality are based on actual experience or industry standards adjusted as appropriate to reflect our actual experience and future expectations. The claim incidence rate assumption is the rate at which new claims are submitted and the development of this assumption may involve many factors, including the age of the insured, the insured's occupation or industry, the benefit plan design, and certain external factors such as consumer confidence and levels of unemployment. The claim resolution rate assumption is the probability that a claim will close due to recovery or death of the insured and is used to estimate how long benefits will be paid on an open claim. Certain product lines may utilize additional assumptions in calculating the liability for future policy benefits in addition to those listed above such as premium rate increases for long-term care, benefit offsets for long-term disability, and claim costs for voluntary benefits. Claim costs capture the combined effect of the incidence rate, the expected level of benefit to be paid, and the claim resolution rate.

Cash flow assumptions are reviewed and updated, as needed, at least annually. Assumptions may be updated more frequently if necessary based on trending experience and future expectations. On a quarterly basis, cohort level cash flow measures are updated based on the emergence of actual experience. The updated cash flows are used to determine the updated net premiums and the net premium ratio, which is the present value of benefits and related expenses divided by the present value of gross premiums. The updated net premium ratio is used to calculate the updated liability for future policy benefits as of the beginning of the year, at the original discount rate. The change in the liability for future policy benefits, at the original discount rate, as of the beginning of the period, resulting from changes in cash flow assumptions and resulting from the emergence of actual experience from expected experience, is reflected as the policy benefits - remeasurement loss (gain) in the consolidated statements of income. The impact of all other changes in the liability for future policy benefits are reflected as policy benefits in the consolidated statements of income.

For most products, a net premium methodology is applied to each cohort to estimate the liability for claims not yet incurred in which discounted gross benefits are compared to discounted gross premiums. In this methodology, actual experience to date is combined with projected future cash flows to determine a net premium ratio for each cohort. The future cash flows include the costs of future expected claims as well as future cash flows on claims that have already been incurred. The net premium ratio is then used to estimate the liability for future policy benefits. The liability for future policy benefits represents the present value of future claims and associated expenses less the present value of future net premiums, which is derived by multiplying the present value of future gross premium by the net premium ratio.

For our group products in the Unum US and Unum International segments, we evaluate the liability for future policy benefits required for active policies in comparison to incurred claims. Given the term nature of the products, their renewal features, and level funding nature of the premium for these products, we have determined that the liability value is generally zero for policies that are not on claim. For these products, our liability for future policy benefit values are limited to the liability associated with claims incurred as of the valuation date.

Multiple estimation methods exist to establish liabilities for the incurred claim component of future policy benefits. Available reserving methods utilized to calculate these liabilities include the tabular reserve method, the paid loss development method, the incurred loss development method, the count and severity method, and the expected claim cost method. No single method is better than the others in all situations and for all product lines. The estimation methods we have chosen are those that we believe produce the most accurate and reliable liability.

We use a tabular reserve methodology on reported claims for our Unum US group long-term disability and individual disability claims as well as for our Closed Block long-term care claims. Under the tabular reserve methodology, the liability for reported claims is based on certain characteristics of the actual reported claimants and their related policy provisions, such

Note 1 - Significant Accounting Policies - Continued

as age, length of time disabled, and medical diagnosis, as well as assumptions regarding claim duration, discount rate, and policy benefit offsets. We believe the tabular reserve method is the most accurate to calculate long-term liabilities and allows us to use the most available known facts about each claim. Incurred, but not reported (IBNR) liabilities for future policy benefits for our longer-term products are calculated using the count and severity method using historical patterns of the claims to be reported and the associated claim costs. For Unum US group short-term disability products, an estimate of the value of future payments to be made on claims already submitted, as well as on IBNR claims, is determined in aggregate using a paid loss development method rather than on the individual claimant basis that we use for reported claims on longer-term products. The average length of time between the event triggering a claim under a policy and the final resolution of those claims is much shorter for these products and results in less estimation variability.

Liabilities for claims for Unum US group life and accidental death and dismemberment products are related primarily to death claims reported but not yet paid, IBNR death claims, and a liability for waiver of premium benefits in the event the policyholder becomes disabled. The death claim liability is based on the actual face amount to be paid, the IBNR liability is calculated using the count and severity method based on historical patterns of the claims, and the waiver of premium benefits liability is calculated using the tabular reserve methodology.

Liabilities for claims related to the group and individual dental and vision products reported in our Unum US and Colonial Life segments have a short claim payout period. As a result, the liabilities, which primarily represent IBNR and a small amount of claims pending payment, are calculated using the paid loss development method.

Liabilities for future policy benefits supporting the group products within our Unum International segment are calculated using generally the same methodology that we use for Unum US group disability and group life liabilities. Liabilities for future policy benefits for our Unum UK group life dependent product, which provides an annuity to the beneficiary upon the death of an employee, are calculated using discounted cash flows, based on our assumptions for claim duration and discount rates. The assumptions used in calculating liabilities for future policy benefits for this segment are based on standard country-specific industry experience, adjusted for our own experience.

Certain products in the Colonial Life segment and the Unum US voluntary benefits product line have shorter-term benefits, which generally have less estimation variability than our longer-term products because of the shorter claim payout period. Our liabilities for future policy benefits for these lines of business are predominantly determined using the incurred loss development method based on our own experience. The incurred loss development method uses the historical patterns of payments by loss date to predict future claim payments for each loss date. Where the incurred loss development method may not be appropriate, we estimate the incurred claims using an expected claim cost per policy or other measure of exposure. See Note 6.

Policyholders' Account Balances: Policyholders' account balances primarily include our universal life and corporate-owned life insurance products. Policyholders' account balances reflect customer deposits and interest credited less cost of insurance, administration expenses, surrender charges, and customer withdrawals. Our unearned revenue reserve, claim reserves and certain other reserves related to our universal life products and corporate-owned life insurance products are also reported as a component of policyholders’ account balances. Policyholders' account balances require loss recognition testing. We perform loss recognition tests on these reserves annually, or more frequently if appropriate, using best estimate assumptions as of the date of the test, without a provision for adverse deviation. We group the policy reserves for each major product line within a reportable segment when we perform the loss recognition tests. If the excess of the present value of projected future benefits and claim settlement expenses over the present value of projected future gross premiums is greater than the existing policy reserves less any unearned revenue reserve or value of business acquired, the existing policy reserves would be increased to immediately recognize the insufficiency. This becomes the new basis for reserves going forward, subject to future loss recognition testing. Anticipated investment income, based on our anticipated portfolio yield rates after consideration for defaults and investment expenses, is considered when performing loss recognition testing for long-duration contracts. See note 7.

Note 1 - Significant Accounting Policies - Continued

Other Policyholders' Funds: Other policyholders' funds represent customer deposits plus interest credited at contract rates. We control interest rate risk by investing in quality assets which have an aggregate duration that closely matches the expected duration of the liabilities.

Income Tax: Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Deferred taxes have been measured using enacted statutory income tax rates and laws that are currently in effect. We record adjustments to our deferred taxes resulting from tax rate changes through income as of the date of enactment. We record deferred tax assets for tax positions taken in the U.S. and other tax jurisdictions based on our assessment of whether a position is more likely than not to be sustained upon examination based solely on its technical merits. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. We record tax expense related to Global Intangible Low-Taxed Income in the period in which it is incurred. We follow an aggregate portfolio approach to release disproportionate tax effects from AOCI upon disposal of an entire portfolio. See Note 9.

Short-term and Long-term Debt: Debt is generally carried at the unpaid principal balance, net of unamortized discount or premium and deferred debt issuance costs. Short-term debt consists of debt due within the next twelve months, including that portion of debt otherwise classified as long-term. The amortization of the original issue discount or premium as well as deferred debt issuance costs are recognized as a component of interest expense over the period the debt is expected to be outstanding. See Note 10.

Right-of-Use Asset (ROU) and Lease Liability: ROU assets represent our right to use an underlying asset for a specified lease term and are included in other assets in our consolidated balance sheet. Lease liabilities represent the present value of lease payments that we are obligated to pay arising from a lease and are included in other liabilities in our consolidated balance sheets.

We determine if an arrangement is a lease at inception through a formal process that evaluates our right to control the use of an identified asset for a period of time in exchange for consideration. We account for the lease and non-lease components of our building leases separately and have elected to use the available practical expedient to account for the lease and non-lease components of our equipment leases as a single component. All of our leases are classified as operating. For each operating lease, we calculate a lease liability at commencement date based on the present value of lease payments over the lease term and a corresponding ROU asset, adjusted for lease incentives. We do not recognize ROU assets and lease liabilities that arise from short-term leases for any class of underlying asset.

We consider the likelihood of renewal in determining the lease terms for the calculation of the ROU asset and lease liability. As most of our leases do not provide an implicit rate of interest, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate of interest when readily determinable.

Operating lease cost is calculated on a straight-line basis over the lease term and is included in other expenses in our consolidated statements of income. We amortize the ROU asset over the lease term on a pattern determined by the difference between the straight-line lease liability expense and the accretion of the imputed interest calculated on the lease liability. See Note 17.

Treasury Stock and Retirement of Common Stock: Treasury stock is reflected as a reduction of stockholders' equity at cost when repurchased shares are settled. When shares are retired, the par value is removed from common stock, and the excess of the repurchase price over par is allocated between additional paid-in capital and retained earnings. See Note 12.

Revenue Recognition: Our non-interest sensitive life and accident and health products are long-duration contracts, and premium income is recognized as revenue when due from policyholders. If the contracts are experience rated, the estimated ultimate premium is recognized as revenue over the period of the contract. The estimated ultimate premium, which is revised to reflect current experience, is based on estimated claim costs, expenses, and profit margins.

Note 1 - Significant Accounting Policies - Continued

For interest sensitive products, the amounts collected from policyholders are considered deposits, and only the deductions during the period for cost of insurance, policy administration, and surrenders are included in revenue. Policyholders' funds represent funds deposited by contract holders and are not included in revenue.

Fees from our solutions business, which include leave management services and administrative-services only business are reported as other income when services are rendered.

Reinsurance: We routinely enter into reinsurance agreements with other insurance companies to spread risk and thereby limit losses from large exposures. For each of our reinsurance agreements, we determine if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. If we determine that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, we record the agreement using the deposit method of accounting.

Reinsurance activity is accounted for on a basis consistent with the terms of the reinsurance contracts and the accounting used for the original policies issued. Premium income, policy benefits, and policy benefits - remeasurement gain or loss are presented in our consolidated statements of income net of reinsurance ceded. Ceded liabilities for future policy benefits, policyholders' account balances and unearned premiums are reported on a gross basis in our consolidated balance sheets, as are ceded policy loans. Our reinsurance recoverable includes the balances due from reinsurers under the terms of the reinsurance agreements for these ceded balances as well as settlement amounts currently due.

For ceded reinsurance transactions occurring after January 1, 2021, the transition date of ASU 2018-12, in accordance with the provisions of the ASU related to non-contemporaneous reinsurance, we are required to establish the ceded reserves using an upper-medium grade fixed-income instrument as of the reinsurance transaction date. However, the direct reserves for the reinsured block are calculated using the original discount rate utilized as of the transition date. Both the direct and ceded reserves are then remeasured at each reporting period using a current discount rate reflective of an upper-medium grade fixed-income instrument, with the changes recognized in other comprehensive income(loss). While the total equity impact is neutral, the different original discount rates utilized for direct and ceded reserves result in disproportionate earnings impacts.
Where applicable, gains or costs recognized on reinsurance transactions are generally deferred and amortized into earnings based upon expected future premium income for non-interest sensitive insurance policies and estimated future gross profits for interest sensitive insurance policies. Gains or costs recognized on reinsurance transactions for non-interest sensitive products for which we no longer receive premiums are generally deferred and amortized into earnings based upon expected claim reserve patterns. The cost of reinsurance included in other assets in our consolidated balance sheets at December 31, 2024 and 2023 was $508.0 million and $549.4 million. The deferred gain on reinsurance included in other liabilities in our consolidated balance sheets at December 31, 2024 and 2023 was $4.9 million and $8.8 million, respectively.

Under ceded reinsurance agreements wherein we are not relieved of our legal liability to our policyholders, if the assuming reinsurer is unable to meet its obligations, we remain contingently liable. We evaluate the financial condition of reinsurers and monitor concentration of credit risk to minimize this exposure. We may also require assets in trust, letters of credit, or other acceptable collateral to support our reinsurance recoverable balances. We estimate an allowance for expected credit losses for our reinsurance recoverable balance using a probability of default approach which incorporates key inputs and assumptions regarding market factors, counterparty credit ratings, and collateral received. When calculating our allowance, we apply these market factors to the net amount of our credit exposure, which considers collateral arrangements such as letters of credit and trust accounts. We evaluate the factors used to determine our allowance on a quarterly basis to consider material changes in our assumptions and make adjustments accordingly. The allowance for expected credit losses on reinsurance recoverable was $1.5 million at December 31, 2024 and $1.7 million at December 31, 2023. See Note 14.

Premium Tax Expense: Premium tax expense is included in other expenses in the consolidated statements of income. For the years ended December 31, 2024, 2023, and 2022, premium tax expense was $194.5 million, $183.5 million, and $169.3 million, respectively.

Stock-Based Compensation: Restricted stock units and stock success units are valued based on the fair value of common stock at the grant date. The fair value of performance units and cash incentive units is based on the Monte-Carlo valuation model. We evaluate whether there are any events which would require an adjustment to the price of common stock at the grant

Note 1 - Significant Accounting Policies - Continued

date. No adjustments have been made to any grant date prices for any awards as of December 31, 2024 or 2023. Stock-based awards are expensed over the requisite service period, or for performance units over the requisite service period, or remaining service period, if and when it becomes probable that the performance conditions will be satisfied, with an offsetting increase to additional paid-in capital in stockholders' equity. The expense for certain of our awards is subject to accelerated recognition over the implicit service period for employees who have met the criteria for retirement eligibility. Forfeitures of stock-based awards are recognized as they occur. See Note 13.

Earnings Per Share: We compute basic earnings per share by dividing net income by the weighted average number of common shares outstanding for the period. Earnings per share assuming dilution is computed by dividing net income by the weighted average number of shares outstanding for the period plus the shares representing the dilutive effect of stock-based awards. In computing earnings per share assuming dilution, only potential common shares resulting from stock-based awards that are dilutive (those that reduce earnings per share) are included. We use the treasury stock method to account for the effect of nonvested stock awards on the computation of earnings per share assuming dilution. See Note 12.

Translation of Foreign Currency: Revenues and expenses of our foreign operations are translated at average exchange rates. Assets and liabilities are translated at the rate of exchange on the balance sheet dates. The translation gain or loss is generally reported in AOCI, net of income tax. We do not provide for deferred taxes to the extent unremitted foreign earnings are deemed permanently invested.

Accounting for Participating Individual Life Insurance: Participating policies issued by one of our subsidiaries prior to its 1986 conversion from a mutual to a stock life insurance company will remain participating as long as the policies remain in-force. A Participation Fund Account (PFA) was established for the benefit of all such individual participating life and annuity policies and contracts. The assets of the PFA provide for the benefit, dividend, and certain expense obligations of the participating individual life insurance policies and annuity contracts. The assets of the PFA were $231.3 million and $244.4 million at December 31, 2024 and 2023, respectively.

Accounting Updates Adopted in 2024:

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The amendments in this update enhanced disclosures of significant expenses for reportable segments. Specifically, the update added a requirement to disclose significant expenses that are regularly provided to the Chief Operating Decision Maker (CODM) and are included in each reported measure of segment profit or loss. This update required the disclosure of the title and position of the CODM as well as an explanation of how they use the reported measure(s) to assess segment performance and make decisions about allocating resources. The update also required the disclosure of the amount and composition of other segment items, which is the difference between reported segment revenues less the significant segment expenses. The amendments in this update allow for the disclosure of more than one measure of segment profit or loss, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles.

The amendments in this update were applied retrospectively in the annual period ended as of December 31, 2024, and will be applied retrospectively for interim periods beginning January 1, 2025. The adoption of this update modified our disclosures but did not have an impact on our financial position or results of operations.

Note 1 - Significant Accounting Policies - Continued

ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and related amendments

The amendments in this update provided optional guidance, for a limited period of time, to ease the potential burden in accounting for and recognizing the effects of reference rate reform on financial reporting. The guidance allowed for various practical expedients and exceptions when applying GAAP to contracts, hedging relationships, and other transactions affected either by discontinued rates as a direct result of reference rate reform or a market-wide change in interest rates used for discounting, margining or contract price alignment, if certain criteria are met. Specifically, the guidance provided certain practical expedients for contract modifications, fair value hedges, and cash flow hedges, and also provided certain exceptions related to changes in the critical terms of a hedging relationship. The guidance also allowed for a one-time election to sell or transfer debt securities that were both classified as held-to-maturity prior to January 1, 2020 and referenced a rate affected by the reform.

The adoption of this update was permitted as of the beginning of the interim period that includes March 12, 2020 (the issuance date of the update), or any date thereafter, through December 31, 2024, at which point the guidance sunset. We have elected practical expedients for contracts impacted by reference rate reform which did not result in a material impact on our financial position or results of operations.

Accounting Updates Adopted in 2023:

ASU 2022-02, Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures

The amendments in this update eliminated the troubled debt restructuring recognition and measurement guidance and instead required that an entity evaluate whether the modification represents a new loan or the continuation of an existing loan. The amendments also enhanced the disclosure requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. In addition, the amendments in this update required that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases.

The amendments in this update were applied prospectively in the period of adoption as of January 1, 2023. The adoption of this update modified our disclosures but did not have an impact on our financial position or results of operations.

ASU 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts and related amendments

This update significantly amended the accounting and disclosure requirements for long-duration insurance contracts. These changes included a requirement to review, and if necessary, update cash flow assumptions used to measure the liability for future policy benefits for traditional and limited-payment contracts at least annually, with changes recognized in earnings. In addition, an entity is required to update the discount rate assumption at each reporting date using a yield that is reflective of an upper-medium grade fixed-income instrument with changes recognized in other comprehensive income (loss) (OCI). These changes resulted in the elimination of the provision for risk of adverse deviation and premium deficiency (or loss recognition) testing for traditional long-duration insurance contracts. The update also required that an entity measure all market risk benefits associated with deposit contracts at fair value, with changes recognized in earnings except for the portion attributable to a change in the instrument-specific credit risk, which is to be recognized in OCI. This update also simplified the amortization of deferred acquisition costs by requiring amortization on a constant level basis over the expected term of the related contracts. Deferred acquisition costs are required to be written off for unexpected contract terminations, but are no longer subject to an impairment test. Significant additional disclosures are required, which include disaggregated rollforwards of certain liability balances and the disclosure of qualitative and quantitative information about expected cash flows, estimates, and assumptions. We do not have products with market risk benefits.

We adopted this guidance effective January 1, 2023 using the modified retrospective approach with changes applied as of January 1, 2021, also referred to as the transition date. All historically reported information included in our consolidated financial statements and accompanying footnotes were adjusted as of the transition date to reflect the modified retrospective adoption of ASU 2018-12.

Note 1 - Significant Accounting Policies - Continued

Accounting Updates Adopted in 2022:

ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity

The amendments in this update simplified the accounting for convertible instruments by removing certain separation models in the guidance related to convertible instruments and expanded related disclosure requirements. The amendments also revised the requirements for a contract or embedded derivative that is potentially settled in an entity's own stock to be classified as equity and also amended certain guidance related to the computations of earnings per share for convertible instruments and contracts in an entity's own stock. This guidance was applied in the period of adoption as of January 1, 2022. The adoption of this update did not have an effect on our financial position or results of operations, and did not expand our disclosures.

Accounting Updates Outstanding:

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

The amendments in this update require greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid. Specifically, the guidance requires additional information that meet a quantitative threshold in specified categories with respect to the reconciliation of the effective tax rate to the statutory tax rate for federal, state, and foreign income taxes. The specified categories are the following: state and local income taxes, foreign tax effects, effect of cross-border tax laws, enactment of new tax laws, nontaxable or nondeductible items, tax credits, changes in valuation allowances, and changes in unrecognized tax benefits. The quantitative threshold for each category is five percent of the amount computed by multiplying income (or loss) from continuing operations before income taxes by the statutory federal income tax rate. In addition, the amendments require additional information pertaining to income taxes paid, net of refunds, to be disaggregated by federal, state and foreign jurisdictions, and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold of five percent of total income taxes paid. The amendments also require disclosures of income (or loss) before income tax expense (or benefit) as domestic or foreign for each annual reporting period.

The amendments eliminate the historic requirement to disclose information regarding unrecognized tax benefits having a reasonable possibility of significantly increasing or decreasing in the twelve months following the reporting date, as well as the requirement to disclose the cumulative temporary differences when a deferred tax liability is not recognized due to certain exceptions under ASC 740.

We will adopt this update effective for the annual period beginning January 1, 2025. The adoption of this update is permitted on a prospective basis or a retrospective basis. The adoption of this update will not have an impact on our financial position or results of operations, but will expand our disclosures effective for the annual period beginning January 1, 2025.

ASU 2024-03, Disaggregation of Income Statement Expenses: Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and related amendment

The amendments in this update require the disclosure of disaggregation of certain income statement expense line items. Specifically, the guidance requires the disclosure of additional information related to certain expenses, including employee compensation, depreciation and amortization, and certain other expenses included in each income statement line item. The amendments also require the disclosure of both the total amount of selling expenses and a definition of selling expenses.

We will adopt this update effective for the annual period beginning January 1, 2027, and interim periods beginning January 1, 2028. The adoption of this update is permitted on a prospective basis or a retrospective basis. The adoption of this update will expand our disclosures but will not have an impact on our financial position or results of operations.

Note 2 - Fair Value of Financial Instruments

Fair Value Measurements for Financial Instruments Carried at Fair Value

We report fixed maturity securities, which are classified as available-for-sale securities, derivative financial instruments, and unrestricted equity securities at fair value in our consolidated balance sheets. We report our investments in private equity partnerships at our share of the partnerships' NAV per share or its equivalent as a practical expedient for fair value. See Note 1.

The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment utilized in measuring fair value. An active market for a financial instrument is a market in which transactions for an asset or a similar asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and should be used to measure fair value whenever available. Conversely, financial instruments rarely traded or not quoted have less observability and are measured at fair value using valuation techniques that require more judgment. Pricing observability is generally impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, and overall market conditions.

We classify financial instruments in accordance with a fair value hierarchy consisting of three levels based on the observability of valuation inputs:

- Level 1 - the highest category of the fair value hierarchy classification wherein inputs are unadjusted and represent quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 - valued using inputs (other than prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

- Level 3 - the lowest category of the fair value hierarchy and reflects the judgment of management regarding what market participants would use in pricing assets or liabilities at the measurement date. Financial assets and liabilities categorized as Level 3 are generally those that are valued using unobservable inputs to extrapolate an estimated fair value.

Valuation Methodologies of Financial Instruments Measured at Fair Value

Valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types. The market approach uses prices and other relevant information from market transactions involving identical or comparable assets or liabilities. The income approach converts future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. The cost approach is based upon the amount that currently would be required to replace the service capacity of an asset, or the current replacement cost.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available that can be obtained without undue cost and effort. In some cases, a single valuation technique will be appropriate (for example, when valuing an asset or liability using quoted prices in an active market for identical assets or liabilities). In other cases, multiple valuation techniques will be appropriate. If we use multiple valuation techniques to measure fair value, we evaluate and weigh the results, as appropriate, considering the reasonableness of the range indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances.

The selection of the valuation method(s) to apply considers the definition of an exit price and depends on the nature of the asset or liability being valued. For assets and liabilities accounted for at fair value, we generally use valuation techniques consistent with the market approach, and to a lesser extent, the income approach. We believe the market approach provides more observable data than the income approach, considering the type of investments we hold. Our fair value measurements could differ significantly based on the valuation technique and available inputs. When using a pricing service, we obtain the vendor's pricing documentation to ensure we understand their methodologies. We periodically review and approve the selection of our

Note 2 - Fair Value of Financial Instruments - Continued

pricing vendors to ensure we are in agreement with their current methodologies. When markets are less active, brokers may rely more on models with inputs based on the information available only to the broker. Our internal investment management professionals, which include portfolio managers and analysts, monitor securities priced by brokers and evaluate their prices for reasonableness based on benchmarking to available primary and secondary market information. In weighing a broker quote as an input to fair value, we place less reliance on quotes that do not reflect the result of market transactions. We also consider the nature of the quote, particularly whether it is a bid or market quote. If prices in an inactive market do not reflect current prices for the same or similar assets, adjustments may be necessary to arrive at fair value. When relevant market data is unavailable, which may be the case during periods of market uncertainty, the income approach can, in suitable circumstances, provide a more appropriate fair value. During 2024, we have applied valuation approaches and techniques on a consistent basis to similar assets and liabilities and consistent with those approaches and techniques used at year end 2023.

Fixed Maturity and Equity Securities

We use observable and unobservable inputs in measuring the fair value of our fixed maturity and equity securities. For securities categorized as Level 1, fair values equal active Trade Reporting and Compliance Engine (TRACE) pricing or unadjusted market maker prices. For securities categorized as Level 2 or Level 3, inputs that may be used in valuing each class of securities at any given time period are disclosed below. Actual inputs used to determine fair values will vary for each reporting period depending on the availability of inputs which may, at times, be affected by the lack of market liquidity.

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
United States Government and Government Agencies and Authorities		
Valuation Method	Principally the market approach	Not applicable
Valuation Techniques / Inputs	Prices obtained from external pricing services	
States, Municipalities, and Political Subdivisions		
Valuation Method	Principally the market approach	Principally the market approach
Valuation Techniques / Inputs	Prices obtained from external pricing services	Analysis of similar bonds, adjusted for comparability
	Relevant reports issued by analysts and rating agencies	
	Audited financial statements	
Foreign Governments		
Valuation Method	Principally the market approach	Principally the market approach
Valuation Techniques / Inputs	Prices obtained from external pricing services	Analysis of similar bonds, adjusted for comparability
	Non-binding broker quotes	
	Call provisions	

Note 2 - Fair Value of Financial Instruments - Continued

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
Public Utilities		
Valuation Method	Principally the market and income approaches	Principally the market and income approaches
Valuation Techniques / Inputs	Prices obtained from external pricing services	Change in benchmark reference
	Non-binding broker quotes	Analysis of similar bonds, adjusted for comparability
	Benchmark yields	Discount for size - illiquidity
	Transactional data for new issuances and secondary trades	Volatility of credit
	Security cash flows and structures	Lack of marketability
	Recent issuance / supply	
	Audited financial statements	
	Security and issuer level spreads	
	Security creditor ratings/maturity/capital structure/optionality	
	Public covenants	
	Comparative bond analysis	
	Relevant reports issued by analysts and rating agencies	
Mortgage/Asset-Backed Securities		
Valuation Method	Principally the market and income approaches	Principally the market approach
Valuation Techniques / Inputs	Prices obtained from external pricing services	Analysis of similar bonds, adjusted for comparability
	Non-binding broker quotes	Prices obtained from external pricing services
	Security cash flows and structures	
	Underlying collateral	
	Prepayment speeds/loan performance/ delinquencies	
	Relevant reports issued by analysts and rating agencies	
	Audited financial statements	

Note 2 - Fair Value of Financial Instruments - Continued

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
All Other Corporate Bonds		
Valuation Method	Principally the market and income approaches	Principally the market and income approaches
Valuation Techniques / Inputs	Prices obtained from external pricing services	Change in benchmark reference
	Non-binding broker quotes	Discount for size - illiquidity
	Benchmark yields	Volatility of credit
	Transactional data for new issuances and secondary trades	Lack of marketability
	Security cash flows and structures	Prices obtained from external pricing services
	Recent issuance / supply	
	Security and issuer level spreads	
	Security creditor ratings/maturity/capital structure/optionality	
	Public covenants	
	Comparative bond analysis	
	Relevant reports issued by analysts and rating agencies	
	Audited financial statements	
Redeemable Preferred Stocks		
Valuation Method	Principally the market approach	Principally the market approach
Valuation Techniques / Inputs	Non-binding broker quotes	Financial statement analysis
	Benchmark yields	
	Comparative bond analysis	
	Call provisions	
	Relevant reports issued by analysts and rating agencies	
	Audited financial statements	
Perpetual Preferred and Equity Securities		
Valuation Method	Principally the market approach	Principally the market and income approaches
Valuation Techniques / Inputs	Prices obtained from external pricing services	Financial statement analysis
	Non-binding broker quotes	

The management of our investment portfolio includes establishing pricing policy and reviewing the reasonableness of sources and inputs used in developing pricing. We review all prices that vary between multiple pricing vendors by a threshold that is outside a normal market range for the asset type. In the event we receive a vendor's market price that does not appear reasonable based on our market analysis, we may challenge the price and request further information about the assumptions and methodologies used by the vendor to price the security. We may change the selected price based on a better data source such as

Note 2 - Fair Value of Financial Instruments - Continued

an actual trade. We also review all prices that did not change from the prior month to ensure that these prices are within our expectations. The overall valuation process for determining fair values may include adjustments to valuations obtained from our pricing sources when they do not represent a valid exit price. These adjustments may be made when, in our judgment and considering our knowledge of the financial conditions and industry in which the issuer operates, certain features of the financial instrument require that an adjustment be made to the value originally obtained from our pricing sources. These features may include the complexity of the financial instrument, the market in which the financial instrument is traded, counterparty credit risk, credit structure, concentration, or liquidity. Additionally, an adjustment to the price derived from a model typically reflects our judgment of the inputs that other participants in the market for the financial instrument being measured at fair value would consider in pricing that same financial instrument. In the event an asset is sold, we test the validity of the fair value determined by our valuation techniques by comparing the selling price to the fair value determined for the asset in the immediately preceding month end reporting period.

Certain of our investments do not have readily determinable market prices and/or observable inputs or may at times be affected by the lack of market liquidity. For these securities, we use internally prepared valuations, including valuations based on estimates of future profitability, to estimate the fair value. Additionally, we may obtain prices from independent third-party brokers to aid in establishing valuations for certain of these securities. Key assumptions used by us to determine fair value for these securities include risk free interest rates, risk premiums, performance of underlying collateral (if any), and other factors involving significant assumptions which may or may not reflect those of an active market.

The parameters and inputs used to validate a price on a security may be adjusted for assumptions about risk and current market conditions on a quarter to quarter basis, as certain features may be more significant drivers of valuation at the time of pricing. Changes to inputs in valuations are not changes to valuation methodologies; rather, the inputs are modified to reflect direct or indirect impacts on asset classes from changes in market conditions.

At December 31, 2024, approximately 11.7 percent of our fixed maturity securities were valued using active trades from TRACE pricing or market maker prices for which there was current market activity in that specific security (comparable to receiving one binding quote). The prices obtained were not adjusted, and the assets were classified as Level 1.

The remaining 88.3 percent of our fixed maturity securities were valued based on non-binding quotes or other observable and unobservable inputs, as discussed below:

- 72.3 percent of our fixed maturity securities were valued based on prices from pricing services that generally use observable inputs such as prices for securities or comparable securities in active markets in their valuation techniques. These assets were classified as Level 2.

- 15.3 percent of our fixed maturity securities were valued based on one or more non-binding broker quotes, if validated by observable market data. When only one price is available, it is used if observable inputs and analysis confirms that it is appropriate. These assets, for which we were able to validate the price using other observable market data, were classified as Level 2.

- 0.7 percent of our fixed maturity securities were valued based on prices of comparable securities, internal models, or pricing services or other non-binding quotes with no other observable market data. These assets were classified as either Level 2 or Level 3, with the categorization dependent on whether there was other observable market data.

Derivatives

Fair values for derivatives other than embedded derivatives in modified coinsurance arrangements are based on market quotes or pricing models and represent the net amount of cash we would have paid or received if the contracts had been settled or closed as of the last day of the period. Credit risk related to the counterparty and the Company is considered in determining the fair values of these derivatives. However, since we have collateralization agreements in place with each counterparty which limits our exposure, any credit risk is immaterial. Therefore, we determined that no adjustments for credit risk were required as of December 31, 2024 or 2023.

Note 2 - Fair Value of Financial Instruments - Continued

Fair values for our embedded derivative in a modified coinsurance arrangement are estimated using internal pricing models and represent the hypothetical value of the duration mismatch of assets and liabilities, interest rate risk, and third party credit risk embedded in the modified coinsurance arrangement.

We consider transactions in inactive markets to be less representative of fair value. We use all available observable inputs when measuring fair value, but when significant unobservable inputs are used, we classify these assets or liabilities as Level 3.

Private Equity Partnerships

Our private equity partnerships represent funds that are primarily invested in private credit, private equity, and real assets, as described below. Distributions received from the funds arise from income generated by the underlying investments as well as the liquidation of the underlying investments. There is generally not a public market for these investments.

The following tables present additional information about our private equity partnerships, including commitments for additional investments which may or may not be funded:

		December 31, 2024		
Investment Category		Fair Value	Redemption Term / Redemption Notice	Unfunded Commitments
		(in millions of dollars)		(in millions of dollars)
Private Credit	(a)	$ 236.9	Not redeemable	$ 118.9
		52.3	Quarterly / 90 days notice	10.3
Total Private Credit		289.2		129.2
Private Equity	(b)	604.1	Not redeemable	398.2
		36.1	Initial 5.5 year lock on each new investment / Quarterly after 5.5 year lock with 90 days notice	11.0
Total Private Equity		640.2		409.2
Real Assets	(c)	486.6	Not redeemable	230.1
		34.6	Quarterly / 90 days notice	—
Total Real Assets		521.2		230.1
Total Partnerships		$ 1,450.6		$ 768.5

Note 2 - Fair Value of Financial Instruments - Continued

		December 31, 2023		
Investment Category		Fair Value	Redemption Term / Redemption Notice	Unfunded Commitments
		(in millions of dollars)		(in millions of dollars)
Private Credit	(a)	$ 239.1	Not redeemable	$ 128.2
		44.5	Quarterly / 90 days notice	8.6
Total Private Credit		283.6		136.8
Private Equity	(b)	543.9	Not redeemable	410.6
		28.0	Initial 5.5 year lock on each new investment / Quarterly after 5.5 year lock with 90 days notice	16.6
Total Private Equity		571.9		427.2
Real Assets	(c)	437.5	Not redeemable	239.1
		33.2	Quarterly / 90 days notice	—
Total Real Assets		470.7		239.1
Total Partnerships		$ 1,326.2		$ 803.1

(a) **Private Credit -** The limited partnerships described in this category employ various investment strategies, generally providing direct lending or other forms of debt financing including first-lien, second-lien, mezzanine, and subordinated loans. The limited partnerships have credit exposure to corporates, physical assets, and/or financial assets within a variety of industries (including manufacturing, healthcare, energy, business services, technology, materials, and retail) in North America and, to a lesser extent, outside of North America. As of December 31, 2024, the estimated remaining life of the investments that do not allow for redemptions is approximately 78 percent in the next 3 years, 12 percent during the period from 3 to 5 years, and 10 percent during the period from 5 to 10 years.

(b) **Private Equity -** The limited partnerships described in this category employ various strategies generally investing in controlling or minority control equity positions directly in companies and/or assets across various industries (including manufacturing, healthcare, energy, business services, technology, materials, and retail), primarily in private markets within North America and, to a lesser extent, outside of North America. As of December 31, 2024, the estimated remaining life of the investments that do not allow for redemptions is approximately 36 percent in the next 3 years, 27 percent during the period from 3 to 5 years, 36 percent during the period from 5 to 10 years, and 1 percent during the period from 10 to 15 years.

(c) **Real Assets -** The limited partnerships described in this category employ various strategies, which include investing in the equity and/or debt financing of physical assets, including infrastructure (energy, power, water/wastewater, communications), transportation (including airports, ports, toll roads, aircraft, railcars) and real estate in North America, Europe, South America, and Asia. As of December 31, 2024, the estimated remaining life of the investments that do not allow for redemptions is approximately 36 percent in the next 3 years, 26 percent during the period from 3 to 5 years, and 38 percent during the period from 5 to 10 years.

We record changes in our share of NAV of the partnerships in net investment income. We receive financial information related to our investments in partnerships and generally record investment income on a one-quarter lag in accordance with our accounting policy. Our partnerships are subject to transfer restrictions which extend over the life of the investment. There are no circumstances in which the transfer restrictions would lapse.

Note 2 - Fair Value of Financial Instruments - Continued

The following tables present information about financial instruments measured at fair value on a recurring basis by fair value level, based on the observability of the inputs used.

	December 31, 2024				
	Level 1	Level 2	Level 3	NAV	Total
	(in millions of dollars)				
Assets					
Fixed Maturity Securities					
United States Government and Government Agencies and Authorities	$ 77.9	$ 452.6	$ —	$ —	$ 530.5
States, Municipalities, and Political Subdivisions	—	3,291.4	—	—	3,291.4
Foreign Governments	—	768.1	—	—	768.1
Public Utilities	174.5	5,118.4	—	—	5,292.9
Mortgage/Asset-Backed Securities[1]	—	843.7	73.5	—	917.2
All Other Corporate Bonds	3,928.1	20,822.6	71.5	—	24,822.2
Redeemable Preferred Stocks	—	7.6	—	—	7.6
Total Fixed Maturity Securities	4,180.5	31,304.4	145.0	—	35,629.9
Other Long-term Investments					
Derivatives					
Forwards	—	6.5	—	—	6.5
Foreign Currency Interest Rate Swaps	—	72.9	—	—	72.9
Embedded Derivative in Modified Coinsurance Arrangement	—	—	11.5	—	11.5
Total Derivatives	—	79.4	11.5	—	90.9
Perpetual Preferred and Equity Securities	—	0.1	24.4	—	24.5
Private Equity Partnerships	—	—	—	1,450.6	1,450.6
Total Other Long-term Investments	—	79.5	35.9	1,450.6	1,566.0
Total Financial Instrument Assets Carried at Fair Value	$ 4,180.5	$ 31,383.9	$ 180.9	$ 1,450.6	$ 37,195.9
Liabilities					
Other Liabilities					
Derivatives					
Forwards	$ —	$ 223.2	$ —	$ —	$ 223.2
Foreign Currency Interest Rate Swaps	—	32.5	—	—	32.5
Total Derivatives	—	255.7	—	—	255.7
Total Financial Instrument Liabilities Carried at Fair Value	$ —	$ 255.7	$ —	$ —	$ 255.7

Note 2 - Fair Value of Financial Instruments - Continued

	December 31, 2023				
	Level 1	Level 2	Level 3	NAV	Total
	(in millions of dollars)				
Assets					
Fixed Maturity Securities					
United States Government and Government Agencies and Authorities	$ —	$ 624.8	$ —	$ —	$ 624.8
States, Municipalities, and Political Subdivisions	—	3,678.4	—	—	3,678.4
Foreign Governments	—	890.7	—	—	890.7
Public Utilities	301.3	5,020.3	—	—	5,321.6
Mortgage/Asset-Backed Securities[1]	—	611.2	32.9	—	644.1
All Other Corporate Bonds	3,985.2	21,562.1	123.4	—	25,670.7
Redeemable Preferred Stocks	—	3.6	—	—	3.6
Total Fixed Maturity Securities	4,286.5	32,391.1	156.3	—	36,833.9
Other Long-term Investments					
Derivatives					
Forwards	—	47.5	—	—	47.5
Foreign Currency Interest Rate Swaps	—	52.4	—	—	52.4
Total Derivatives	—	99.9	—	—	99.9
Perpetual Preferred and Equity Securities	—	10.3	21.6	—	31.9
Private Equity Partnerships	—	—	—	1,326.2	1,326.2
Total Other Long-term Investments	—	110.2	21.6	1,326.2	1,458.0
Total Financial Instrument Assets Carried at Fair Value	$ 4,286.5	$ 32,501.3	$ 177.9	$ 1,326.2	$ 38,291.9
Liabilities					
Other Liabilities					
Derivatives					
Forwards	$ —	$ 78.0	$ —	$ —	$ 78.0
Foreign Currency Interest Rate Swaps	—	38.2	—	—	38.2
Embedded Derivative in Modified Coinsurance Arrangement	—	—	1.5	—	1.5
Total Derivatives	—	116.2	1.5	—	117.7
Total Financial Instrument Liabilities Carried at Fair Value	$ —	$ 116.2	$ 1.5	$ —	$ 117.7

[1]Includes credit-tranched securities collateralized by loan obligations, auto loans, and other asset types.

Note 2 - Fair Value of Financial Instruments - Continued

Changes in assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year Ended December 31, 2024									
	Fair Value Beginning of Year	Total Realized and Unrealized Investment Gains (Losses) Included in		Purchases	Sales/ Maturities	Level 3 Transfers		Fair Value End of Year	Change in Unrealized Gain (Loss) on Securities Held at the End of Period included in	
		Earnings	OCI			Into	Out of		OCI	Earnings
	(in millions of dollars)									
Fixed Maturity Securities										
Public Utilities	$ —	$ (1.1)	$ 1.3	$ —	$ (20.4)	$ 20.2	$ —	$ —	$ —	$ —
Mortgage/Asset-Backed Securities[1]	32.9	—	0.6	38.5	(2.6)	4.1	—	73.5	0.6	
All Other Corporate Bonds	123.4	(3.5)	8.9	3.2	(329.8)	318.1	(48.8)	71.5	8.9	—
Total Fixed Maturity Securities	156.3	(4.6)	10.8	41.7	(352.8)	342.4	(48.8)	145.0	9.5	—
Perpetual Preferred and Equity Securities	21.6	2.3	—	0.5	—	—	—	24.4	—	2.3
Embedded Derivative in Modified Coinsurance Arrangement	(1.5)	13.0	—	—	—	—	—	11.5	—	13.0

Note 2 - Fair Value of Financial Instruments - Continued

	Year Ended December 31, 2023									
	Fair Value Beginning of Year	Total Realized and Unrealized Investment Gains (Losses) Included in		Purchases	Sales/ Maturities	Level 3 Transfers		Fair Value End of Year	Change in Unrealized Gain (Loss) on Securities Held at the End of Period included in	
		Earnings	OCI			Into	Out of		OCI	Earnings
	(in millions of dollars)									
Fixed Maturity Securities										
States, Municipalities, and Political Subdivisions	$ 0.2	$ —	$ —	$ —	$ —	$ —	$ (0.2)	$ —	$ —	$ —
Public Utilities	—	0.1	(0.1)	—	(50.5)	50.5	—	—	—	—
Mortgage/Asset-Backed Securities[1]	22.0	—	(0.2)	20.0	(0.5)	0.4	(8.8)	32.9	(0.2)	—
All Other Corporate Bonds	158.7	(5.0)	(15.8)	1.5	(334.1)	385.0	(66.9)	123.4	(15.8)	—
Total Fixed Maturity Securities	180.9	(4.9)	(16.1)	21.5	(385.1)	435.9	(75.9)	156.3	(16.0)	—
Perpetual Preferred and Equity Securities	16.2	0.6	—	4.8	—	—	—	21.6	—	0.6
Embedded Derivative in Modified Coinsurance Arrangement	(13.9)	12.4	—	—	—	—	—	(1.5)	—	12.4

[1]Includes credit-tranched securities collateralized by loan obligations, auto loans, and other asset types.

Realized and unrealized investment gains and losses presented in the preceding tables represent gains and losses only for the time during which the applicable financial instruments were classified as Level 3. The transfers between levels resulted primarily from a change in observability of three inputs used to determine fair values of the securities transferred: (1) transactional data for new issuance and secondary trades, (2) broker/dealer quotes and pricing, primarily related to changes in the level of activity in the market and whether the market was considered orderly, and (3) comparable bond metrics from which to perform an analysis. For fair value measurements of financial instruments that were transferred either into or out of Level 3, we reflect the transfers using the fair value at the beginning of the period. We believe this allows for greater transparency, as all changes in fair value that arise during the reporting period of the transfer are disclosed as a component of our Level 3 reconciliation.

Note 2 - Fair Value of Financial Instruments - Continued

The table below provides quantitative information regarding the significant unobservable inputs used in Level 3 fair value measurements derived from internal models. Unobservable inputs for fixed maturity securities are weighted by the fair value of the securities. Certain securities classified as Level 3 are excluded from the table below due to limitations in our ability to obtain the underlying inputs used by external pricing sources.

	December 31, 2024				
	Fair Value	Valuation Method	Unobservable Input		Range/Weighted Average
	(in millions of dollars)				
Fixed Maturity Securities					
All Other Corporate Bonds - Private	$ 16.3	Market Approach	Volatility of Credit Market Convention	(a) (b)	5.00% - 5.00% / 5.00% Priced at Par Value
Mortgage-Backed Securities/Asset-Backed Securities	21.2	Market Approach	Market Convention	(b)	Priced at Par Value
Perpetual Preferred and Equity Securities	24.4	Market Approach	Market Convention	(b)	Priced at Cost, Owner's Equity, or Most Recent Round
Embedded Derivative in Modified Coinsurance Arrangement	11.5	Discounted Cash Flows	Projected Liability Cash Flows Weighted Spread of Swap Curve	(c)	Actuarial Assumptions (0.23)%

	December 31, 2023				
	Fair Value	Valuation Method	Unobservable Input		Range/Weighted Average
	(in millions of dollars)				
Fixed Maturity Securities					
All Other Corporate Bonds - Private	$ 15.9	Market Approach	Volatility of Credit Market Convention	(a) (b)	5.00% - 5.00% / 5.00% Priced at Par Value
Perpetual Preferred and Equity Securities	21.6	Market Approach	Market Convention	(b)	Priced at Cost, Owner's Equity, or Most Recent Round
Embedded Derivative in Modified Coinsurance Arrangement	(1.5)	Discounted Cash Flows	Projected Liability Cash Flows Weighted Spread of Swap Curve	(c)	Actuarial Assumptions 0.2%

(a) Represents basis point adjustments for credit-specific factors

(b) Represents a decision to price based on par value, cost, owner's equity, or the price of the most recent capital funding round when limited data is available

(c) Represents various actuarial assumptions required to derive the liability cash flows. Fair value of embedded derivative is most often driven by the change in the weighted average credit spread to the swap curve for the assets backing the hypothetical loan

Other than market convention, the impact of isolated decreases in unobservable inputs will result in a higher estimated fair value, whereas isolated increases in unobservable inputs will result in a lower estimated fair value. The unobservable input for market convention is not sensitive to input movements. The projected liability cash flows used in the fair value measurement of our Level 3 embedded derivative are based on expected claim payments. If claim payments increase, the projected liability cash flows will increase, resulting in a decrease in the fair value of the embedded derivative. Decreases in projected liability cash flows will result in an increase in the fair value of the embedded derivative.

Note 2 - Fair Value of Financial Instruments - Continued

Fair Value Measurements for Financial Instruments Not Carried at Fair Value

The methods and assumptions used to estimate fair values of financial instruments not carried at fair value are discussed as follows:

Mortgage Loans: Fair value of newly originated, seasoned performing, or sub-performing but likely to continue cash flowing loans are calculated using a discounted cash flow analysis. Loans' cash flows are modeled and appropriately discounted by a rate based on current yields and credit spreads. For sub and non-performing loans where there is some probability the loan will not continue to pay, a price based approach would be used to estimate the loan's value in the open market utilizing current transaction information from similar loans.

Policy Loans: Fair values for policy loans, net of reinsurance ceded, are estimated using discounted cash flow analyses and interest rates currently being offered to policyholders with similar policies. Carrying amounts for ceded policy loans, which equal $3,313.6 million and $3,322.5 million as of December 31, 2024 and 2023, respectively, approximate fair value and are reported on a gross basis in our consolidated balance sheets. A change in interest rates for ceded policy loans will not impact our financial position because the benefits and risks are fully ceded to reinsuring counterparties.

Miscellaneous Long-term Investments: Carrying amounts for tax credit partnerships equal the unamortized balance of our contractual commitments and approximate fair value. Our shares of Federal Home Loan Bank (FHLB) common stock are carried at cost, which approximates fair value.

Long-term Debt: Fair values for long-term debt are obtained from independent pricing services or discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

FHLB Funding Agreements: Funding agreements with the FHLB represent cash advances used for the purpose of investing in fixed maturity securities. Carrying amounts approximate fair value.

Unfunded Commitments to Investment Partnerships: Unfunded equity commitments represent amounts that we have committed to fund certain investment partnerships. These commitments are legally binding, subject to the partnerships meeting specified conditions. Carrying amounts of these financial instruments approximate fair value.

Note 2 - Fair Value of Financial Instruments - Continued

The following table presents the carrying amounts and estimated fair values of our financial instruments not measured at fair value and indicates the level in the fair value hierarchy of the estimated fair value measurement based on the observability of the inputs used:

	December 31, 2024				
	Estimated Fair Value				
	Level 1	Level 2	Level 3	Total	Carrying Value
	(in millions of dollars)				
Assets					
Mortgage Loans	$ —	$ 1,975.4	$ —	$ 1,975.4	$ 2,224.5
Policy Loans	—	—	3,672.9	3,672.9	3,617.2
Other Long-term Investments					
Miscellaneous Long-term Investments	—	26.7	0.2	26.9	26.9
Total Financial Instrument Assets Not Carried at Fair Value	$ —	$ 2,002.1	$ 3,673.1	$ 5,675.2	$ 5,868.6
Liabilities					
Long-term Debt	$ 3,246.1	$ 43.2	$ —	$ 3,289.3	$ 3,465.2
Other Liabilities					
Unfunded Commitments	—	0.2	—	0.2	0.2
Payable for Collateral on FHLB Funding Agreements	—	324.2	—	324.2	324.2
Total Financial Instrument Liabilities Not Carried at Fair Value	$ 3,246.1	$ 367.6	$ —	$ 3,613.7	$ 3,789.6

Note 2 - Fair Value of Financial Instruments - Continued

	December 31, 2023				
	Estimated Fair Value				
	Level 1	Level 2	Level 3	Total	Carrying Value
	(in millions of dollars)				
Assets					
Mortgage Loans	$ —	$ 2,070.7	$ —	$ 2,070.7	$ 2,318.2
Policy Loans	—	—	3,696.3	3,696.3	3,620.2
Other Long-term Investments					
Miscellaneous Long-term Investments	—	15.7	0.3	16.0	16.0
Total Financial Instrument Assets Not Carried at Fair Value	$ —	$ 2,086.4	$ 3,696.6	$ 5,783.0	$ 5,954.4
Liabilities					
Long-term Debt	$ 2,629.1	$ 598.8	$ —	$ 3,227.9	$ 3,430.4
Other Liabilities					
Unfunded Commitments	—	0.2	—	0.2	0.2
Payable for Collateral on FHLB Funding Agreements	—	64.5	—	64.5	64.5
Total Financial Instrument Liabilities Not Carried at Fair Value	$ 2,629.1	$ 663.5	$ —	$ 3,292.6	$ 3,495.1

The carrying values of financial instruments such as short-term investments, cash and bank deposits, accounts and premiums receivable, accrued investment income, securities lending agreements, and short-term debt approximate fair value due to the short-term nature of the instruments. As such, these financial instruments are not included in the above chart.

Fair values for insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in our overall management of interest rate risk, which seeks to minimize exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Note 3 - Investments

Fixed Maturity Securities

At December 31, 2024 and 2023, all fixed maturity securities were classified as available-for-sale. The amortized cost and fair values of securities by security type are shown as follows:

	December 31, 2024				
	Amortized Cost, Gross of ACL[1]	ACL[1]	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(in millions of dollars)				
United States Government and Government Agencies and Authorities	$ 544.6	$ —	$ 13.9	$ 28.0	$ 530.5
States, Municipalities, and Political Subdivisions	3,795.6	—	65.5	569.7	3,291.4
Foreign Governments	912.1	—	9.5	153.5	768.1
Public Utilities	5,525.0	—	132.3	364.4	5,292.9
Mortgage/Asset-Backed Securities[2]	949.4	—	5.0	37.2	917.2
All Other Corporate Bonds	26,535.2	2.8	450.6	2,160.8	24,822.2
Redeemable Preferred Stocks	8.0	—	—	0.4	7.6
Total Fixed Maturity Securities	$ 38,269.9	$ 2.8	$ 676.8	$ 3,314.0	$ 35,629.9

	December 31, 2023				
	Amortized Cost, Gross of ACL[1]	ACL[1]	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(in millions of dollars)				
United States Government and Government Agencies and Authorities	$ 618.6	$ —	$ 25.3	$ 19.1	$ 624.8
States, Municipalities, and Political Subdivisions	4,041.3	—	135.3	498.2	3,678.4
Foreign Governments	982.1	—	29.8	121.2	890.7
Public Utilities	5,398.2	—	217.1	293.7	5,321.6
Mortgage/Asset-Backed Securities[2]	658.0	—	10.1	24.0	644.1
All Other Corporate Bonds	26,708.4	2.2	771.8	1,807.3	25,670.7
Redeemable Preferred Stocks	4.0	—	—	0.4	3.6
Total Fixed Maturity Securities	$ 38,410.6	$ 2.2	$ 1,189.4	$ 2,763.9	$ 36,833.9

[1] Allowance for Credit Losses

[2] Includes credit-tranched securities collateralized by loan obligations, auto loans, and other asset types

Note 3 - Investments - Continued

The following charts indicate the length of time our fixed maturity securities have been in a gross unrealized loss position.

	December 31, 2024			
	Less Than 12 Months		12 Months or Greater	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(in millions of dollars)			
United States Government and Government Agencies and Authorities	$ 43.7	$ 4.1	$ 201.3	$ 23.9
States, Municipalities, and Political Subdivisions	425.8	15.3	1,926.2	554.4
Foreign Governments	171.9	10.6	266.3	142.9
Public Utilities	1,281.7	48.4	1,549.5	316.0
Mortgage/Asset-Backed Securities[1]	199.9	8.9	285.9	28.3
All Other Corporate Bonds	4,904.4	182.5	12,209.3	1,978.3
Redeemable Preferred Stocks	3.9	0.1	3.7	0.3
Total Fixed Maturity Securities	$ 7,031.3	$ 269.9	$ 16,442.2	$ 3,044.1

	December 31, 2023			
	Less Than 12 Months		12 Months or Greater	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(in millions of dollars)			
United States Government and Government Agencies and Authorities	$ 118.8	$ 0.7	$ 197.3	$ 18.4
States, Municipalities, and Political Subdivisions	128.0	4.0	2,035.1	494.2
Foreign Governments	149.9	3.3	312.9	117.9
Public Utilities	373.7	10.4	1,720.6	283.3
Mortgage/Asset-Backed Securities[1]	60.3	2.5	316.7	21.5
All Other Corporate Bonds	1,483.8	26.8	14,215.2	1,780.5
Redeemable Preferred Stocks	—	—	3.6	0.4
Total Fixed Maturity Securities	$ 2,314.5	$ 47.7	$ 18,801.4	$ 2,716.2

[1]Includes credit-tranched securities collateralized by loan obligations, auto loans, and other asset types

Note 3 - Investments - Continued

The following is a distribution of the maturity dates for fixed maturity securities. The maturity dates have not been adjusted for possible calls or prepayments.

	December 31, 2024				
	Amortized Cost, Net of ACL[1]	Unrealized Gain Position		Unrealized Loss Position	
		Gross Gain	Fair Value	Gross Loss	Fair Value
	(in millions of dollars)				
1 year or less	$ 1,484.1	$ 4.1	$ 432.4	$ 6.2	$ 1,049.6
Over 1 year through 5 years	7,688.2	123.5	2,840.8	196.6	4,774.3
Over 5 years through 10 years	8,404.6	236.4	3,486.1	565.5	4,589.4
Over 10 years	19,740.8	307.8	4,965.7	2,508.5	12,574.4
	37,317.7	671.8	11,725.0	3,276.8	22,987.7
Mortgage/Asset-Backed Securities[2]	949.4	5.0	431.4	37.2	485.8
Total Fixed Maturity Securities	$ 38,267.1	$ 676.8	$ 12,156.4	$ 3,314.0	$ 23,473.5

	December 31, 2023				
	Amortized Cost, Net of ACL[1]	Unrealized Gain Position		Unrealized Loss Position	
		Gross Gain	Fair Value	Gross Loss	Fair Value
	(in millions of dollars)				
1 year or less	$ 935.0	$ 0.9	$ 140.8	$ 7.5	$ 787.6
Over 1 year through 5 years	7,594.4	128.2	2,685.7	179.0	4,857.9
Over 5 years through 10 years	9,430.3	372.1	4,100.0	610.8	5,091.6
Over 10 years	19,790.7	678.1	8,524.4	1,942.6	10,001.8
	37,750.4	1,179.3	15,450.9	2,739.9	20,738.9
Mortgage/Asset-Backed Securities[2]	658.0	10.1	267.1	24.0	377.0
Total Fixed Maturity Securities	$ 38,408.4	$ 1,189.4	$ 15,718.0	$ 2,763.9	$ 21,115.9

[1] Allowance for Credit Losses

[2] Includes credit-tranched securities collateralized by loan obligations, auto loans, and other asset types

The following chart depicts an analysis of our fixed maturity security portfolio between investment-grade and below-investment-grade categories as of December 31, 2024:

			Gross Unrealized Loss	
	Fair Value	Gross Unrealized Gain	Amount	Percent of Total Gross Unrealized Loss
	(in millions of dollars)			
Investment-Grade	$ 34,193.9	$ 661.8	$ 3,236.2	97.7 %
Below-Investment-Grade	1,436.0	15.0	77.8	2.3
Total Fixed Maturity Securities	$ 35,629.9	$ 676.8	$ 3,314.0	100.0 %

The unrealized losses on investment-grade fixed maturity securities principally relate to changes in interest rates or changes in market or sector credit spreads which occurred subsequent to the acquisition of the securities. Below-investment-grade fixed maturity securities are generally more likely to develop credit concerns than investment-grade securities. At December 31, 2024, the unrealized losses in our below-investment-grade fixed maturity securities were generally due to credit spreads in certain industries or sectors and, to a lesser extent, credit concerns related to specific securities. For each specific security in an unrealized loss position, we believe that there are positive factors which mitigate credit concerns and that the securities for

Note 3 - Investments - Continued

which we have not recorded a credit loss will recover in value. We have the ability and intent to continue to hold these securities to recovery of amortized cost less allowance for credit losses.

As of December 31, 2024, we held 924 individual investment-grade fixed maturity securities and 75 individual below-investment-grade fixed maturity securities that were in an unrealized loss position, of which 785 investment-grade fixed maturity securities and 47 below-investment-grade fixed maturity securities had been in an unrealized loss position continuously for over one year.

In determining when a decline in fair value below amortized cost of a fixed maturity security represents a credit loss, we evaluate the following factors:

- Whether we expect to recover the entire amortized cost basis of the security
- Whether we intend to sell the security or will be required to sell the security before the recovery of its amortized cost basis
- Whether the security is current as to principal and interest payments
- The significance of the decline in value
- Current and future business prospects and trends of earnings
- The valuation of the security's underlying collateral
- Relevant industry conditions and trends relative to their historical cycles
- Market conditions
- Rating agency and governmental actions
- Bid and offering prices and the level of trading activity
- Adverse changes in estimated cash flows for securitized investments
- Changes in fair value subsequent to the balance sheet date
- Any other key measures for the related security

While determining whether a credit loss exists is a judgmental area, we utilize a formal, well-defined, and disciplined process to monitor and evaluate our fixed income investment portfolio, supported by issuer specific research and documentation as of the end of each period. The process results in a thorough evaluation of investments and the recording of credit losses on a timely basis for investments determined to have a credit loss. We calculate the allowance for credit losses of fixed maturity securities based on the present value of our best estimate of cash flows expected to be collected, discounted using the effective interest rate implicit in the security at the date of acquisition. When estimating future cash flows, we analyze the strength of the issuer’s balance sheet, its debt obligations and near-term funding arrangements, cash flow and liquidity, the profitability of its core businesses, the availability of marketable assets which could be sold to increase liquidity, its industry fundamentals and regulatory environment, and its access to capital markets.

The following tables present a rollforward of the allowance for credit losses on available-for-sale fixed maturity securities, which were classified as "all other corporate bonds" during the years ended December 31, 2024 and December 31, 2023.

	Year Ended December 31	
	2024	2023
	(in millions of dollars)	
Balance, beginning of period	$ 2.2	$ —
Credit losses on securities for which credit losses were not previously recorded	2.8	2.2
Change in allowance on securities with allowance recorded in previous period	0.2	—
Change in allowance due to securities sold during the period	(2.4)	—
Balance, end of period	$ 2.8	$ 2.2

At December 31, 2024, we had commitments of $96.5 million to fund private placement fixed maturity securities, the amount of which may or may not be funded.

Note 3 - Investments - Continued

Variable Interest Entities

We invest in variable interests issued by variable interest entities. These investments, which are passive in nature, include minority ownership interests in private equity partnerships, tax credit partnerships, and special purpose entities. Our maximum exposure to loss is limited to the carrying value of these investments in private equity partnerships, tax credit partnerships, and special purpose entities. For those variable interests that are not consolidated in our financial statements, we are not the primary beneficiary because we have neither the power to direct the activities that are most significant to economic performance nor the responsibility to absorb a majority of the expected losses. The determination of whether we are the primary beneficiary is performed at the time of our initial investment and at the date of each subsequent reporting period.

As of December 31, 2024, the carrying amount of our variable interest entity investments that are not consolidated in our financial statements was $1,450.8 million, comprised of $0.2 million of tax credit partnerships and $1,450.6 million of private equity partnerships. At December 31, 2023, the carrying amount of our variable interest entity investments that are not consolidated in our financial statements was $1,326.5 million, comprised of $0.3 million of tax credit partnerships and $1,326.2 million of private equity partnerships. These variable interest entity investments are reported as other long-term investments in our consolidated balance sheets.

The Company invests in tax credit partnerships primarily for the receipt of income tax credits and tax benefits derived from passive losses on the investments. Amounts recognized in the consolidated statements of income are as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Income Tax Credits	$ 0.1	$ 1.1	$ 8.0
Amortization, Net of Tax	—	(0.5)	(5.9)
Income Tax Benefit	$ 0.1	$ 0.6	$ 2.1

Contractually, we are a limited partner in these tax credit partnerships, and our maximum exposure to loss is limited to the carrying value of our investment, which includes $0.2 million of unfunded unconditional commitments at December 31, 2024. See Note 2 for commitments to fund private equity partnerships.

Mortgage Loans

Our mortgage loan portfolio is well diversified by both geographic region and property type to reduce risk of concentration. All of our mortgage loans are collateralized by commercial real estate. When issuing a new loan, our general policy is not to exceed a loan-to-value ratio, or the ratio of the loan balance to the estimated fair value of the underlying collateral, of 75 percent. We update the loan-to-value ratios based on internal valuation of the collateral at least every three years for each loan, and properties undergo a general inspection at least every two years. Our general policy for newly issued loans is to have a debt service coverage ratio greater than 1.25 times on a normalized 25 year amortization period. We update our debt service coverage ratios annually.

We carry our mortgage loans at amortized cost less an allowance for expected credit losses. The amortized cost of our mortgage loans was $2,240.6 million and $2,328.4 million at December 31, 2024 and 2023, respectively. The allowance for expected credit losses was $16.1 million and $10.2 million at December 31, 2024 and 2023, respectively. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. We report accrued interest income for our mortgage loans as accrued investment income on our consolidated balance sheets, and the amount of the accrued income was $7.0 million and $7.2 million at December 31, 2024 and 2023, respectively.

Note 3 - Investments - Continued

The carrying amount of mortgage loans by property type and geographic region are presented below.

	December 31			
	2024		2023	
	(in millions of dollars)			
	Carrying Amount	Percent of Total	Carrying Amount	Percent of Total
Property Type				
Apartment	$ 658.2	29.6 %	$ 685.8	29.6 %
Industrial	690.4	31.0	706.0	30.5
Office	338.4	15.2	379.9	16.4
Retail	496.2	22.3	503.9	21.7
Other	41.3	1.9	42.6	1.8
Total	$ 2,224.5	100.0 %	$ 2,318.2	100.0 %
Region				
New England	$ 52.6	2.4 %	$ 55.1	2.4 %
Mid-Atlantic	167.2	7.5	155.1	6.7
East North Central	297.2	13.4	314.4	13.6
West North Central	151.1	6.8	163.5	7.0
South Atlantic	532.5	23.9	553.0	23.8
East South Central	95.1	4.3	110.7	4.8
West South Central	193.6	8.7	200.9	8.7
Mountain	278.7	12.5	282.7	12.2
Pacific	456.5	20.5	482.8	20.8
Total	$ 2,224.5	100.0 %	$ 2,318.2	100.0 %

The risk in our mortgage loan portfolio is primarily related to vacancy rates. Events or developments, such as economic conditions that impact the ability of the borrowers to ensure occupancy of the property, may have a negative effect on our mortgage loan portfolio, particularly to the extent that our portfolio is concentrated in an affected region or property type. An increase in vacancies increases the probability of default, which would negatively affect our expected losses in our mortgage loan portfolio.

We evaluate each of our mortgage loans individually for impairment and assign an internal quality rating based on a comprehensive rating system used to evaluate the risk of the loan. The factors we use to derive our internal quality ratings may include the following:

- Loan-to-value ratio based on internal valuation of the property
- Debt service coverage ratio based on current operating income
- Property location, including regional economics, trends, and demographics
- Age, condition, and construction quality of property
- Current and historical occupancy of property
- Lease terms relative to market
- Tenant size and financial strength
- Borrower's financial strength
- Borrower's equity in transaction
- Additional collateral, if any

Note 3 - Investments - Continued

Although all available and applicable factors are considered in our analysis, loan-to-value and debt service coverage ratios are the most critical factors in determining whether we will initially issue the loan and also in assigning values and determining impairment. We assign an overall rating to each loan using an internal rating scale of AA (highest quality) to B (lowest quality). We review and adjust, as needed, our internal quality ratings on an annual basis. This review process is performed more frequently for mortgage loans deemed to have a higher risk of delinquency.

The following tables present information about mortgage loans by the applicable internal quality indicators:

	December 31			
	2024		2023	
	(in millions of dollars)			
	Carrying Amount	Percent of Total	Carrying Amount	Percent of Total
Internal Mortgage Rating				
AA	$ 117.8	5.3 %	$ 85.2	3.7 %
A	1,099.1	49.4	942.5	40.6
BBB	915.5	41.2	1,249.5	53.9
BB	85.0	3.8	41.0	1.8
B	7.1	0.3	—	—
Total	$ 2,224.5	100.0 %	$ 2,318.2	100.0 %
Loan-to-Value Ratio[1]				
<= 65%	$ 1,639.6	73.8 %	$ 1,409.9	60.8 %
> 65% <= 75%	367.6	16.5	707.0	30.5
> 75% <= 85%	152.3	6.8	136.5	5.9
> 85%	65.0	2.9	64.8	2.8
Total	$ 2,224.5	100.0 %	$ 2,318.2	100.0 %

[1] Loan-to-Value Ratio utilizes the most recent internal valuation of the property

Note 3 - Investments - Continued

The following tables present the amortized cost of our mortgage loans by year of origination and internal quality indicators for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024						
	Prior to 2020	2020	2021	2022	2023	2024	Total
	(in millions of dollars)						
Internal Mortgage Rating							
AA	$ 111.5	$ —	$ 6.4	$ —	$ —	$ —	$ 117.9
A	780.5	99.6	169.1	24.6	9.5	18.0	1,101.3
BBB	561.7	55.1	155.1	63.0	57.3	28.2	920.4
BB	86.8	—	—	—	—	—	86.8
B	14.2	—	—	—	—	—	14.2
Total Amortized Cost	1,554.7	154.7	330.6	87.6	66.8	46.2	2,240.6
Allowance for credit losses	(13.7)	(0.5)	(1.0)	(0.3)	(0.4)	(0.2)	(16.1)
Carrying Amount	$ 1,541.0	$ 154.2	$ 329.6	$ 87.3	$ 66.4	$ 46.0	$ 2,224.5
Loan-to-Value Ratio[1]							
<=65%	$ 1,229.6	$ 112.9	$ 210.0	$ 40.8	$ 38.7	$ 11.7	$ 1,643.7
>65<=75%	154.1	33.7	72.1	46.8	28.1	34.5	369.3
>75%<=85%	126.4	8.1	20.1	—	—	—	154.6
>85%	44.6	—	28.4	—	—	—	73.0
Total Amortized Cost	1,554.7	154.7	330.6	87.6	66.8	46.2	2,240.6
Allowance for credit losses	(13.7)	(0.5)	(1.0)	(0.3)	(0.4)	(0.2)	(16.1)
Carrying Amount	$ 1,541.0	$ 154.2	$ 329.6	$ 87.3	$ 66.4	$ 46.0	$ 2,224.5

[1] Loan-to-Value Ratio utilizes the most recent internal valuation of the property

Note 3 - Investments - Continued

	Year Ended December 31, 2023						
	Prior to 2019	2019	2020	2021	2022	2023	Total
	(in millions of dollars)						
Internal Mortgage Rating							
AA	$ 74.3	$ 11.0	$ —	$ —	$ —	$ —	$ 85.3
A	589.0	100.3	94.1	100.1	23.2	38.0	944.7
BBB	618.4	224.8	71.4	248.0	64.4	29.2	1,256.2
BB	42.2	—	—	—	—	—	42.2
Total Amortized Cost	1,323.9	336.1	165.5	348.1	87.6	67.2	2,328.4
Allowance for credit losses	(6.3)	(1.3)	(0.6)	(1.0)	(0.6)	(0.4)	(10.2)
Carrying Amount	$ 1,317.6	$ 334.8	$ 164.9	$ 347.1	$ 87.0	$ 66.8	$ 2,318.2
Loan-to-Value Ratio[1]							
<=65%	$ 908.3	$ 197.7	$ 116.4	$ 145.2	$ 16.2	$ 30.0	$ 1,413.8
>65<=75%	252.1	138.4	40.8	171.0	71.4	37.2	710.9
>75%<=85%	97.3	—	8.3	31.9	—	—	137.5
>85%	66.2	—	—	—	—	—	66.2
Total Amortized Cost	1,323.9	336.1	165.5	348.1	87.6	67.2	2,328.4
Allowance for credit losses	(6.3)	(1.3)	(0.6)	(1.0)	(0.6)	(0.4)	(10.2)
Carrying Amount	$ 1,317.6	$ 334.8	$ 164.9	$ 347.1	$ 87.0	$ 66.8	$ 2,318.2

[1] Loan-to-Value Ratio utilizes the most recent internal valuation of the property

The following tables present a rollforward of allowance for expected credit losses by loan-to-value ratio for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024				
	Beginning of Period	Current Period Provisions	Write-Offs	Recoveries	End of Period
	(in millions of dollars)				
Loan-to-Value Ratio[1]					
<=65%	$ 3.8	$ 0.4	$ —	$ —	$ 4.2
>65<=75%	3.8	(2.1)	—	—	1.7
>75%<=85%	1.2	8.0	(7.0)	—	2.2
>85%	1.4	6.6	—	—	8.0
Total	$ 10.2	$ 12.9	$ (7.0)	$ —	$ 16.1

Note 3 - Investments - Continued

	Year Ended December 31, 2023				
	Beginning of Period	Current Period Provisions	Write-Offs	Recoveries	End of Period
	(in millions of dollars)				
Loan-to-Value Ratio[1]					
<=65%	$ 3.0	$ 0.8	$ —	$ —	$ 3.8
>65<=75%	4.7	(0.9)	—	—	3.8
>75%<=85%	1.1	0.1	—	—	1.2
>85%	0.5	0.9	—	—	1.4
Total	$ 9.3	$ 0.9	$ —	$ —	$ 10.2

[1] Loan-to-Value Ratio utilizes the most recent internal valuation of the property

For the year ended December 31, 2024, we identified one impaired commercial mortgage loan, resulting in a $7.0 million write-off. This adjustment reduced the carrying value of the investment to $9.2 million as of December 31, 2024. No interest income was recognized on this loan following impairment. This single commercial mortgage loan was also past due as to principal and interest payments as of December 31, 2024. We did not hold any specifically identified impaired commercial mortgage loans for the years ended December 31, 2023 and 2022, nor did we recognize any interest income on impaired commercial mortgage loans during these periods. There were no commercial mortgage loans past due as to principal and/or interest payments for the years ended December 31, 2023, or 2022.

For the year ended December 31, 2024, all commercial mortgage loans which were previously modified for borrowers experiencing financial difficulties were current. During the year ended December 31, 2023 we granted an other-than-insignificant payment delay for a commercial mortgage loan with a carrying value of $14.2 million, which deferred the principal payment for 18 months. This modification represented less than one percent of the commercial mortgage loan portfolio balance for the years ending December 31, 2024 and December 31, 2023. Additionally, we had no loan foreclosures for the years ended December 31, 2024, 2023, or 2022.

At December 31, 2024 we had $17.9 million of commitments to fund certain commercial mortgage loans. At December 31, 2023 we had no commitments to fund certain commercial mortgage loans. Consistent with how we determine the estimate of current expected credit losses for our funded mortgage loans each period, we estimate expected credit losses for loans that have not been funded but we are committed to fund at the end of each period. At December 31, 2024, we had $0.1 million expected credit losses related to unfunded commitments on our consolidated balance sheets. At December 31, 2023, we had no expected credit losses related to unfunded commitments on our consolidated balance sheets.

Investment Real Estate

Our investment real estate held for the production of income balance was $59.5 million and $64.4 million at December 31, 2024 and 2023, respectively, and the associated accumulated depreciation was $129.7 million and $127.2 million at December 31, 2024 and 2023, respectively. We did not recognize any impairments related to our real estate during the years ended December 31, 2024 or December 31, 2022. For the year ended December 31, 2023, we recognized a $3.0 million impairment related to certain of our real estate held for investment.

Our held for sale real estate balance was $41.9 million and $40.9 million at December 31, 2024 and December 31, 2023, respectively. The associated accumulated depreciation was $57.5 million and $54.2 million at December 31, 2024 and December 31, 2023, respectively. The estimated fair values less costs to sell are above the carrying values of the properties and we expect to close the sales of the properties within the next twelve months.

Note 3 - Investments - Continued

Transfers of Financial Assets

To manage our cash position more efficiently, we may enter into repurchase agreements with unaffiliated financial institutions. We generally use repurchase agreements as a means to finance the purchase of invested assets or for short-term general business purposes until projected cash flows become available from our operations or existing investments. Our repurchase agreements are typically outstanding for less than 30 days. We post collateral through our repurchase agreement transactions whereby the counterparty commits to purchase securities with the agreement to resell them to us at a later, specified date. The fair value of collateral posted is generally 102 percent of the cash received.

Our investment policy also permits us to lend fixed maturity securities to unaffiliated financial institutions in short-term securities lending agreements. These agreements increase our investment income with minimal risk. Our securities lending policy requires that a minimum of 102 percent of the fair value of the securities loaned be maintained as collateral. We may receive cash and/or securities as collateral under these agreements. Cash received as collateral is typically reinvested in short-term investments. If securities are received as collateral, we are not permitted to sell or re-post them.

As of December 31, 2024, the carrying amount of fixed maturity securities loaned to third parties under our securities lending program was $94.0 million, for which we received collateral in the form of cash and securities of $62.7 million and $34.8 million, respectively. As of December 31, 2023, the carrying amount of fixed maturity securities loaned to third parties under our securities lending program was $72.0 million, for which we received collateral in the form of cash and securities of $63.1 million and $12.5 million, respectively. We had no outstanding repurchase agreements at December 31, 2024 or December 31, 2023.

Note 3 - Investments - Continued

The remaining contractual maturities of our securities lending agreements disaggregated by class of collateral pledged are as follows:

	December 31	
	2024	2023
	Overnight and Continuous	
	(in millions of dollars)	
Borrowings		
Public Utilities	$ 5.2	$ 1.8
Short-Term Investments	1.0	—
All Other Corporate Bonds	56.5	61.3
Total Borrowings	$ 62.7	$ 63.1
Gross Amount of Recognized Liability for Securities Lending Transactions	62.7	63.1
Amounts Related to Agreements Not Included in Offsetting Disclosure Contained Herein	$ —	$ —

Certain of our U.S. insurance subsidiaries are members of regional FHLBs. As members of the FHLBs, our insurance subsidiaries have the ability to borrow on a collateralized basis from the FHLBs. Each member is required to hold certain minimum amount of FHLB common stock as a condition of membership and additional amounts based on the amount of the borrowings. Advances received from the FHLB are primarily used for the purchase of matched fixed maturity securities. The carrying value of common stock owned, collateral posted, and advances received are as follows:

	December 31	
	2024	2023
	(in millions of dollars)	
Carrying Value of FHLB Common Stock	$ 26.7	$ 15.7
Advances from FHLB	324.2	64.5
Carrying Value of Collateral Posted to FHLB		
Fixed Maturity Securities	$ 553.6	$ 589.0
Commercial Mortgage Loans	908.2	986.8
Total Carrying Value of Collateral Posted to FHLB	$ 1,461.8	$ 1,575.8

Offsetting of Financial Instruments

We enter into master netting agreements with each of our derivative's counterparties. These agreements provide for conditional rights of set-off upon the occurrence of an early termination event. An early termination event is considered a default, and it allows the non-defaulting party to offset its contracts in a loss position against any gain positions or payments due to the defaulting party. Under our agreements, default type events are defined as failure to pay or deliver as contractually agreed, misrepresentation, bankruptcy, or merger without assumption. See Note 4 for further discussion of collateral related to our derivative contracts.

We have securities lending agreements with unaffiliated financial institutions that post collateral to us in return for the use of our fixed maturity securities. A right of set-off exists that allows us to keep and apply collateral received in the event of default by the counterparty. Default within a securities lending agreement would typically occur if the counterparty failed to return the securities borrowed from us as contractually agreed. In addition, if we default by not returning collateral received, the counterparty has a right of set-off against our securities or any other amounts due to us.

Note 3 - Investments - Continued

Shown below are our financial instruments that either meet the accounting requirements that allow them to be offset in our balance sheets or that are subject to an enforceable master netting arrangement or similar agreement. Our accounting policy is to not offset these financial instruments in our balance sheets. Net amounts disclosed below have been reduced by the amount of collateral pledged to or received from our counterparties.

	December 31, 2024					
				Gross Amount Not Offset in Balance Sheet		
	Gross Amount of Recognized Financial Instruments	Gross Amount Offset in Balance Sheet	Net Amount Presented in Balance Sheet	Financial Instruments	Cash Collateral	Net Amount
	(in millions of dollars)					
Financial Assets:						
Derivatives	$ 79.4	$ —	$ 79.4	$ (75.7)	$ (3.2)	$ 0.5
Securities Lending	94.0	—	94.0	(31.3)	(62.7)	—
Total	$ 173.4	$ —	$ 173.4	$ (107.0)	$ (65.9)	$ 0.5
Financial Liabilities:						
Derivatives	$ 255.7	$ —	$ 255.7	$ (254.3)	$ —	$ 1.4
Securities Lending	62.7	—	62.7	(62.7)	—	—
Total	$ 318.4	$ —	$ 318.4	$ (317.0)	$ —	$ 1.4

	December 31, 2023					
				Gross Amount Not Offset in Balance Sheet		
	Gross Amount of Recognized Financial Instruments	Gross Amount Offset in Balance Sheet	Net Amount Presented in Balance Sheet	Financial Instruments	Cash Collateral	Net Amount
	(in millions of dollars)					
Financial Assets:						
Derivatives	$ 99.9	$ —	$ 99.9	$ (91.9)	$ (6.4)	$ 1.6
Securities Lending	72.0	—	72.0	(8.9)	(63.1)	—
Total	$ 171.9	$ —	$ 171.9	$ (100.8)	$ (69.5)	$ 1.6
Financial Liabilities:						
Derivatives	$ 116.2	$ —	$ 116.2	$ (109.4)	$ —	$ 6.8
Securities Lending	63.1	—	63.1	(63.1)	—	—
Total	$ 179.3	$ —	$ 179.3	$ (172.5)	$ —	$ 6.8

Note 3 - Investments - Continued

Net Investment Income

Net investment income reported in our consolidated statements of income is presented below.

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Fixed Maturity Securities	$ 1,860.4	$ 1,853.7	$ 1,849.8
Derivatives	30.7	45.1	57.8
Mortgage Loans	88.6	92.5	101.5
Policy Loans	20.9	20.8	20.0
Other Long-term Investments			
Perpetual Preferred Securities	0.3	2.5	5.0
Private Equity Partnerships[1]	103.1	78.1	110.1
Other	12.0	9.2	9.4
Short-term Investments	90.9	68.7	20.0
Gross Investment Income	2,206.9	2,170.6	2,173.6
Less Investment Expenses	65.2	61.8	39.4
Less Investment Income on Participation Fund Account Assets	11.7	12.1	12.0
Net Investment Income	$ 2,130.0	$ 2,096.7	$ 2,122.2

[1]The net unrealized gain recognized in net investment income for the year ended December 31, 2024 related to private equity partnerships still held at December 31, 2024 was $127.1 million, reduced by net management fees and partnership expenses of $(24.0) million. For the years ended December 31, 2023 and 2022, the net unrealized gain recognized in net investment income related to private equity partnerships still held at year-end was $102.9 million and $124.1 million, respectively, reduced by net management fees and partnership expenses of $(24.8) million and $(14.0) million, respectively. See Note 2 for further discussion of private equity partnerships.

Note 3 - Investments - Continued

Investment Gain and Loss

Investment gains and losses are as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Fixed Maturity Securities			
Gross Gains on Sales	$ 1.3	$ 4.4	$ 2.3
Gross Losses on Sales	(39.5)	(53.1)	(28.8)
Impairment Loss[1]	(2.5)	—	—
Change in Allowance for Credit Losses	(3.0)	(2.2)	(4.6)
Mortgage Loans and Other Invested Assets			
Gross Gains on Sales	0.5	6.0	1.4
Gross Losses on Sales	—	(1.0)	—
Impairment Loss	(7.0)	(3.0)	—
Change in Allowance for Credit Losses	(5.9)	(0.9)	(1.0)
Embedded Derivative in Modified Coinsurance Arrangement	13.0	12.4	16.2
All Other Derivatives	3.8	(0.6)	2.6
Other	9.2	—	—
Foreign Currency Transactions	(4.5)	2.0	(3.8)
Net Investment (Loss)	$ (34.6)	$ (36.0)	$ (15.7)

[1]Includes write-down of securities that we intended to sell prior to recovery of the amortized cost basis.

Note 4 - Derivative Financial Instruments

Purpose of Derivatives

We are exposed to certain risks relating to our ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, risk related to matching duration for our assets and liabilities, foreign currency risk, and equity risk. Historically, we have utilized current and forward interest rate swaps, current and forward currency swaps, forward benchmark interest rate locks, currency forward contracts, forward contracts on specific fixed income securities, and total return swaps. Transactions hedging interest rate risk are primarily associated with our individual and group long-term care and individual and group disability products. All other product portfolios are periodically reviewed to determine if hedging strategies would be appropriate for risk management purposes. We do not use derivative financial instruments for speculative purposes.

Derivatives designated as cash flow hedges and used to reduce our exposure to interest rate and duration risk are as follows:

- *Interest rate swaps* were used to hedge interest rate risks and to improve the matching of assets and liabilities. An interest rate swap is an agreement in which we agree with other parties to exchange, at specified intervals, the difference between fixed rate and variable rate interest amounts. We used interest rate swaps to hedge the anticipated purchase of fixed maturity securities thereby protecting us from the potential adverse impact of declining interest rates on the associated policy reserves. We also used interest rate swaps to hedge the potential adverse impact of rising interest rates in anticipation of issuing fixed rate long-term debt.

- *Forward benchmark interest rate locks* are used to minimize interest rate risk associated with the anticipated purchase or associated future coupons of fixed maturity securities or the anticipated issuance of fixed rate long-term debt. A forward benchmark interest rate lock is a derivative contract without an initial investment where we and the counterparty agree to purchase or sell a specific benchmark interest rate fixed maturity bond at a future date at a predetermined price or yield.

Derivatives designated as either cash flow or fair value hedges and used to reduce our exposure to foreign currency risk are as follows:

- *Foreign currency interest rate swaps* are used to hedge the currency risk of certain foreign currency-denominated fixed maturity securities owned for portfolio diversification. Under these swap agreements, we agree to pay, at specified intervals, fixed rate foreign currency-denominated principal and interest payments in exchange for fixed rate payments in the functional currency of the operating segment.

Derivatives not designated as hedging instruments and used to reduce our exposure to foreign currency risk and volatility of the underlying deferred assets in our non-qualified defined contribution plan are as follows:

- *Foreign currency interest rate swaps* previously designated as hedges were used to hedge the currency risk of certain foreign currency-denominated fixed maturity securities owned for portfolio diversification. These derivatives were effective hedges prior to novation to a new counterparty. In conjunction with the novation, these derivatives were de-designated as hedges. We agree to pay, at specified intervals, fixed rate foreign currency-denominated principal and interest payments in exchange for fixed rate payments in the functional currency of the operating segment. We hold offsetting swaps wherein we agree to pay fixed rate principal and interest payments in the functional currency of the operating segment in exchange for fixed rate foreign currency-denominated payments.

- *Foreign currency forward* contracts are used to minimize foreign currency risk. A foreign currency forward is a derivative without an initial investment where we and the counterparty agree to exchange a specific amount of currencies, at a specific exchange rate, on a specific date. We use these forward contracts to hedge the currency risk arising from foreign-currency denominated investments.

- *Total Return Swaps* are used to economically hedge a portion of the liability related to our non-qualified defined contribution plan. A total return swap is an agreement in which we pay a floating rate of interest to the counterparty

Note 4 - Derivative Financial Instruments - Continued

and receive the total return on a portfolio of mutual funds and exchange traded funds. These swaps are cash settled on the last day of every month and the notional is re-established each month based on plan participant actions.

Derivative Risks

The basic types of risks associated with derivatives are market risk (that the value of the derivative will be adversely impacted by changes in the market, primarily changes in interest rates, exchange rates, and equity prices) and credit risk (that the counterparty will not perform according to the terms of the contract). The market risk of the derivatives should generally offset the market risk associated with the hedged financial instrument or liability. To help limit the credit exposure of the derivatives, we enter into master netting agreements with our counterparties whereby contracts in a gain position can be offset against contracts in a loss position. We also typically enter into bilateral, cross-collateralization agreements with our counterparties to help limit the credit exposure of the derivatives. These agreements require the counterparty in a loss position to submit acceptable collateral with the other counterparty in the event the net loss position meets or exceeds an agreed upon amount. Credit exposure on derivatives is limited to the value of those contracts in a net gain position, including accrued interest receivable less collateral held. At December 31, 2024 and 2023, we had $0.5 million and $1.6 million credit exposure on derivatives, respectively. The table below summarizes the nature and amount of collateral received from and posted to our derivative counterparties.

	December 31	
	2024	2023
	(in millions of dollars)	
Carrying Value of Collateral Received from Counterparties		
Cash	$ 3.6	$ 11.1
Fixed Maturity Securities	8.4	26.3
	$ 12.0	$ 37.4
Carrying Value of Collateral Posted to Counterparties		
Cash	$ 4.0	$ —
Fixed Maturity Securities	196.7	39.8
	$ 200.7	$ 39.8

See Note 3 for further discussion of our master netting agreements.

All of our derivative instruments contain provisions that require us to maintain specified issuer credit ratings and financial strength ratings. Should our ratings fall below these specified levels, we would be in violation of the provisions, and our derivatives counterparties could terminate our contracts and request immediate payment. The aggregate fair value of all derivative instruments with credit risk-related contingent features that were in a liability position was $255.7 million and $116.2 million at December 31, 2024 and 2023, respectively.

Cash Flow Hedges

As of December 31, 2024 and 2023, we had $139.1 million and $149.5 million, respectively, notional amount of receive fixed, pay fixed, open current and forward foreign currency interest rate swaps to hedge fixed income foreign currency-denominated securities.

As of December 31, 2024 and 2023, we had $2,570.0 million and $1,905.0 million, respectively, notional amount of forward benchmark interest rate locks to hedge the anticipated purchase or associated future coupons of fixed maturity securities.

As of December 31, 2024, we expect to amortize approximately $9.2 million of net deferred gains on derivative instruments during the next twelve months. This amount will be reclassified from AOCI into earnings and reported on the same income statement line item as the hedged item. The income statement line items that will be affected by this amortization are net

Note 4 - Derivative Financial Instruments - Continued

investment income and interest and debt expense. Additional amounts that may be reclassified from AOCI into earnings to offset the earnings impact of foreign currency translation of hedged items are not estimable.

As of December 31, 2024, we are hedging the variability of future cash flows associated with forecasted transactions through the year 2064.

Fair Value Hedges

As of December 31, 2024 and 2023, we had $736.4 million and $642.5 million notional amount of receive fixed, pay fixed, open current and forward foreign currency interest rate swaps to hedge fixed income foreign currency-denominated securities.

The following tables summarize the amortized cost, carrying amount of hedged assets, and the related cumulative basis adjustments related to our fair value hedges:

	December 31, 2024 (in millions of dollars)		
	Amortized Cost of Hedged Assets	Carrying Amount of Hedged Assets	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets
Fixed maturity securities:			
Receive fixed foreign currency interest, pay fixed foreign currency interest	$ 648.4	$ 551.0	$ (46.3)

	December 31, 2023 (in millions of dollars)		
	Amortized Cost of Hedged Assets	Carrying Amount of Hedged Assets	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets
Fixed maturity securities:			
Receive fixed foreign currency interest, pay fixed foreign currency interest	$ 636.9	$ 529.2	$ (6.1)

For the years ended December 31, 2024, 2023, and 2022, $(22.0) million, $(21.1) million, and $17.6 million, respectively, of the derivative instruments' gain (loss) related to cross-currency basis spread and forward points was excluded from the assessment of hedge effectiveness. There were no instances wherein we discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

Derivatives not Designated as Hedging Instruments

As of December 31, 2024 and 2023, we held $125.9 million and $132.0 million, respectively, notional amount of receive fixed, pay fixed, foreign currency interest rate swaps. These derivatives are not designated as hedges, and as such, changes in fair value related to these derivatives are reported in earnings as a component of net investment gain or loss.

As of December 31, 2024 and 2023, we held $51.1 million and $52.5 million, respectively, notional amount of foreign currency forwards to mitigate the foreign currency risk associated with specific securities owned. These derivatives are not designated as hedges, and as such, changes in fair value related to these derivatives are reported in earnings as a component of net investment gain or loss.

As of December 31, 2024 and 2023, we held $128.9 million and $102.2 million, respectively, notional amount of total return swaps to mitigate the volatility associated with changes in the fair value of the underlying notional assets in our non-qualified

Note 4 - Derivative Financial Instruments - Continued

defined contribution plan. This derivative is an economic hedge not designated as a hedging instrument, and changes in fair value are reported as a component of other expenses in our income statement.

We have an embedded derivative in a modified coinsurance arrangement for which we include in our net investment gains and losses a calculation intended to estimate the value of the option of our reinsurance counterparty to cancel the reinsurance contract with us. However, neither party can unilaterally terminate the reinsurance agreement except in extreme circumstances resulting from regulatory supervision, delinquency proceedings, or other direct regulatory action. Cash settlements or collateral related to this embedded derivative are not required at any time during the reinsurance contract or at termination of the reinsurance contract. There are no credit-related counterparty triggers, and any accumulated embedded derivative gain or loss reduces to zero over time as the reinsured business winds down.

Locations and Amounts of Derivative Financial Instruments

The following tables summarize the notional amounts and fair values of derivative financial instruments, as reported in our consolidated balance sheets. Derivative assets are included in other long-term investments, while derivative liabilities are included in other liabilities within our consolidated balance sheets. The notional amounts represent the basis upon which our counterparty pay and receive amounts are calculated.

	December 31, 2024		
		Derivative Assets	Derivative Liabilities
	Notional Amount	Fair Value	Fair Value
	(in millions of dollars)		
Designated as Hedging Instruments			
Cash Flow Hedges			
Forward Benchmark Interest Rate Locks	$ 2,570.0	$ 3.4	$ 223.2
Foreign Currency Interest Rate Swaps	139.1	17.6	1.1
Total Cash Flow Hedges	2,709.1	21.0	224.3
Fair Value Hedges			
Foreign Currency Interest Rate Swaps	736.4	54.7	15.0
Total Designated as Hedging Instruments	$ 3,445.5	$ 75.7	$ 239.3
Not Designated as Hedging Instruments			
Foreign Currency Forwards	$ 51.1	$ 3.1	$ —
Foreign Currency Interest Rate Swaps	125.9	0.6	16.4
Total Return Swaps	128.9	—	—
Embedded Derivative in Modified Coinsurance Arrangement	—	11.5	—
Total Not Designated as Hedging Instruments	$ 305.9	$ 15.2	$ 16.4
Total Derivatives	$ 3,751.4	$ 90.9	$ 255.7

Note 4 - Derivative Financial Instruments - Continued

	December 31, 2023		
		Derivative Assets	Derivative Liabilities
	Notional Amount	Fair Value	Fair Value
		(in millions of dollars)	
Designated as Hedging Instruments			
Cash Flow Hedges			
Forward Benchmark Interest Rate Locks	$ 1,905.0	$ 44.5	$ 77.8
Foreign Currency Interest Rate Swaps	149.5	14.2	4.5
Total Cash Flow Hedges	2,054.5	58.7	82.3
Fair Value Hedges			
Foreign Currency Interest Rate Swaps	642.5	38.2	16.7
Total Designated as Hedging Instruments	$ 2,697.0	$ 96.9	$ 99.0
Not Designated as Hedging Instruments			
Foreign Currency Forwards	$ 52.5	$ 3.0	$ 0.2
Foreign Currency Interest Rate Swaps	132.0	—	17.0
Total Return Swaps	102.2	—	—
Embedded Derivative in Modified Coinsurance Arrangement	—	—	1.5
Total Not Designated as Hedging Instruments	$ 286.7	$ 3.0	$ 18.7
Total Derivatives	$ 2,983.7	$ 99.9	$ 117.7

The following tables summarize the location of gains and losses of derivative financial instruments designated as hedging instruments, as reported in our consolidated statements of income.

Note 4 - Derivative Financial Instruments - Continued

	Year Ended December 31, 2024		
	Net Investment Income	Net Investment Gain (Loss)	Interest and Debt Expense
	(in millions of dollars)		
Total Income and Expense Presented in the Consolidated Statements of Income of Which Hedged Items are Recorded	$ 2,130.0	$ (34.6)	$ 201.1
Gain (Loss) on Cash Flow Hedging Relationships			
Interest Rate Swaps:			
Hedged items	109.6	—	2.9
Derivatives Designated as Hedging Instruments	17.4	—	—
Foreign Exchange Contracts:			
Hedged items	8.6	(0.4)	—
Derivatives Designated as Hedging Instruments	0.7	0.4	—
Forward Benchmark Interest Rate Locks:			
Hedged items	40.7	—	—
Derivatives Designated as Hedging Instruments	(1.0)	—	—
Gain (Loss) on Fair Value Hedging Relationships			
Foreign Exchange Contracts:			
Hedged items	17.1	(40.2)	—
Derivatives Designated as Hedging Instruments	14.5	40.2	—

Note 4 - Derivative Financial Instruments - Continued

	Year Ended December 31, 2023		
	Net Investment Income	Net Investment Gain (Loss)	Interest and Debt Expense
	(in millions of dollars)		
Total Income and Expense Presented in the Consolidated Statements of Income of Which Hedged Items are Recorded	$ 2,096.7	$ (36.0)	$ 194.8
Gain (Loss) on Cash Flow Hedging Relationships			
Interest Rate Swaps:			
Hedged items	198.6	0.8	2.9
Derivatives Designated as Hedging Instruments	35.2	—	—
Foreign Exchange Contracts:			
Hedged items	9.6	0.4	—
Derivatives Designated as Hedging Instruments	—	(0.4)	—
Forward Benchmark Interest Rate Locks:			
Hedged items	18.5	—	—
Derivatives Designated as Hedging Instruments	(0.5)	—	—
Gain (Loss) on Fair Value Hedging Relationships			
Foreign Exchange Contracts:			
Hedged items	14.5	18.7	—
Derivatives Designated as Hedging Instruments	11.1	(18.7)	—

	Year Ended December 31, 2022		
	Net Investment Income	Net Investment Gain (Loss)	Interest and Debt Expense
	(in millions of dollars)		
Total Income and Expense Presented in the Consolidated Statements of Income of Which Hedged Items are Recorded	$ 2,122.2	$ (15.7)	$ 188.5
Gain (Loss) on Cash Flow Hedging Relationships			
Interest Rate Swaps:			
Hedged items	200.0	—	2.9
Derivatives Designated as Hedging Instruments	51.0	—	—
Foreign Exchange Contracts:			
Hedged items	12.3	(2.3)	—
Derivatives Designated as Hedging Instruments	(0.8)	1.8	—
Forward Benchmark Interest Rate Locks:			
Hedged items	0.5	—	—
Derivatives Designated as Hedging Instruments	—	—	—
Gain (Loss) on Fair Value Hedging Relationships			
Foreign Exchange Contracts:			
Hedged items	11.6	(26.8)	—
Derivatives Designated as Hedging Instruments	7.3	26.8	—

Note 4 - Derivative Financial Instruments - Continued

The following table summarizes the location of gains and losses of derivative financial instruments designated as cash flow hedging instruments, as reported in our consolidated statements of comprehensive income (loss).

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivatives			
Forward Benchmark Interest Rate Locks	$ (213.8)	$ (22.5)	$ (49.8)
Foreign Exchange Contracts	7.2	(4.3)	7.4
Total	$ (206.6)	$ (26.8)	$ (42.4)

The following table summarizes the location of gains and losses on our derivatives not designated as hedging instruments, as reported in our consolidated statements of income.

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Net Investment Gain (Loss)			
Foreign Exchange Contracts	$ 3.8	$ (0.6)	$ 2.7
Embedded Derivative in Modified Coinsurance Arrangement	13.0	12.4	16.2
Total	$ 16.8	$ 11.8	$ 18.9
Other Expenses			
(Gain) Loss on Total Return Swaps	$ (12.5)	$ (13.6)	$ 18.9

Note 5 - Accumulated Other Comprehensive Loss

Components of AOCI, after tax, and related changes are as follows:

	Net Unrealized Gain (Loss) on Securities	Effect of Change in Discount Rate Assumptions on the LFPB[1]	Net Gain (Loss) on Derivatives	Foreign Currency Translation Adjustment	Unrecognized Pension and Postretirement Benefit Costs	Total
			(in millions of dollars)			
Balance at December 31, 2021	$ 4,014.4	$ (8,570.7)	$ 61.8	$ (274.1)	$ (396.0)	$ (5,164.6)
Other Comprehensive Income (Loss) Before Reclassifications	(7,066.0)	8,884.6	(30.4)	(116.0)	49.7	1,721.9
Amounts Reclassified from AOCI	23.2	—	(41.0)	—	12.2	(5.6)
Net Other Comprehensive Income (Loss)	(7,042.8)	8,884.6	(71.4)	(116.0)	61.9	1,716.3
Balance at December 31, 2022	(3,028.4)	313.9	(9.6)	(390.1)	(334.1)	(3,448.3)
Other Comprehensive Income (Loss) Before Reclassifications	1,069.3	(962.3)	(37.4)	69.0	(16.9)	121.7
Amounts Reclassified from AOCI	40.0	—	(26.7)	—	5.3	18.6
Net Other Comprehensive Income (Loss)	1,109.3	(962.3)	(64.1)	69.0	(11.6)	140.3
Balance at December 31, 2023	(1,919.1)	(648.4)	(73.7)	(321.1)	(345.7)	(3,308.0)
Other Comprehensive Income (Loss) Before Reclassifications	(870.4)	1,833.8	(184.4)	(21.9)	(7.4)	749.7
Amounts Reclassified from AOCI	34.3	—	(12.6)	—	12.9	34.6
Net Other Comprehensive Income (Loss)	(836.1)	1,833.8	(197.0)	(21.9)	5.5	784.3
Balance at December 31, 2024	$ (2,755.2)	$ 1,185.4	$ (270.7)	$ (343.0)	$ (340.2)	$ (2,523.7)

[1]Liability for Future Policy Benefits

Note 5 - Accumulated Other Comprehensive Loss - Continued

Amounts reclassified from AOCI were recognized in our consolidated statements of income as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Net Unrealized Gain (Loss) on Securities			
Net Investment Loss on Fixed Maturity Securities			
Net Loss on Sales	$ (38.2)	$ (48.7)	$ (24.8)
Impairment Loss	(2.5)	—	—
Change in Allowance for Credit Losses	(3.0)	(2.2)	(4.6)
	(43.7)	(50.9)	(29.4)
Income Tax Benefit	(9.4)	(10.9)	(6.2)
Total	$ (34.3)	$ (40.0)	$ (23.2)
Net Gain (Loss) on Derivatives			
Net Investment Income			
Gain on Interest Rate Swaps and Forwards	$ 16.4	$ 34.7	$ 51.1
Loss on Foreign Currency Interest Rate Swaps	(0.2)	(0.5)	(1.0)
Net Investment Gain (Loss)			
Gain (Loss) on Foreign Currency Interest Rate Swaps	(0.2)	(0.4)	1.8
	16.0	33.8	51.9
Income Tax Expense	3.4	7.1	10.9
Total	$ 12.6	$ 26.7	$ 41.0
Unrecognized Pension and Postretirement Benefit Costs			
Other Expenses			
Amortization of Net Actuarial Loss	$ (16.4)	$ (7.2)	$ (15.7)
Amortization of Prior Service Credit	0.1	0.2	0.2
	(16.3)	(7.0)	(15.5)
Income Tax Benefit	(3.4)	(1.7)	(3.3)
Total	$ (12.9)	$ (5.3)	$ (12.2)

Note 6 - Liability for Future Policy Benefits

Liabilities for future policy benefits represent the cost of claims that we estimate we will eventually pay to our policyholders which includes policy liabilities for claims not yet incurred and for claims that have been incurred or are estimated to have been incurred but not yet reported to us. Liabilities for future policy benefits also include the related expenses for our non interest-sensitive life and accident and health products. The liability for future policy benefits is calculated based on the present value of the estimated future policy benefits less the present value of estimated future net premiums collected. Net premiums represent the portion of the gross premium required to provide for all benefits and expenses, excluding acquisition costs or any costs that are required to be charged to expense as incurred. In calculating the liability for future policy benefits, our long-duration contracts are grouped into cohorts by product type and contract issue year.

The calculation of the liability for future policy benefits involves numerous assumptions including assumptions related to discount rate, lapses, mortality, and morbidity. Cash flow assumptions are reviewed and updated, as needed, at least annually. Assumptions may be updated more frequently if necessary based on trending experience and future expectations. On a quarterly basis, cohort level cash flow measures are updated based on the emergence of actual experience.

The initial, also referred to as the original, discount rate assumptions established for each cohort are used to determine interest accretion. After policy issuance or policy renewal, the discount rate assumptions are updated quarterly and used to update the liability at each reporting date to the current discount rate. The weighted average current discount rate was 5.3 percent at December 31, 2024, 4.8 percent at December 31, 2023, and 5.0 percent at December 31, 2022. The discount rate was higher at December 31, 2024 relative to December 31, 2023 due to an increase in U.S. Treasury rates. The discount rate was lower at December 31, 2023 relative to December 31, 2022 due primarily to a decrease in credit spreads.

During the third quarter of 2024, we completed our annual cash flow assumption review and we updated certain of our assumptions used to develop the liability for future policy benefits which resulted in a net decrease to the liability. The decrease to the liability for future policy benefits was driven primarily by assumption updates in our Closed Block long-term care product line, Unum US group disability product line, Unum US individual disability product line, and the Colonial Life segment. The Closed Block long-term care assumption updates were primarily driven by an increase to expected premium rate increase approvals within our existing premium rate increase program, partially offset by lower than expected persistency on group policies. The Unum US group disability product line assumption updates were primarily related to claim resolution assumptions driven by favorable claim recovery trends, while the Unum US individual disability product line assumption updates were primarily driven by favorable claim incidence trends. The Colonial Life segment assumption updates were driven by improved claim cost assumptions.

During the third quarter of 2023, we completed our annual cash flow assumption review and updated certain of our assumptions used to develop the liability for future policy benefits which resulted in a net increase to the liability. The increase to the liability for future policy benefits was driven primarily by assumption updates in our Closed Block long-term care product line, partially offset by assumption updates in the Unum US group disability product line and in the Colonial Life segment. The long-term care assumption updates were primarily driven by lower expectations for active policy lapse and mortality assumptions, partially offset by an increase to expected premium rate increase approvals within our existing premium rate increase program. The Unum US group disability product line assumption updates were primarily related to claim resolution assumptions driven by favorable claim recovery trends, while the Colonial Life segment assumption updates were driven by improved claim cost assumptions and increases in policyholder lapse rates.

Note 6 - Liability for Future Policy Benefits - Continued

During the third quarter of 2022, we completed our annual cash flow assumption review and updated certain of our assumptions used to develop the liability for future policy benefits which resulted in a net increase to the liability. The increase to the liability for future policy benefits was driven primarily by assumption updates related to the reinsured portion of our Closed Block segment, mostly offset by assumption updates in the Unum US segment and the Colonial Life segment. The Closed Block segment assumption updates related to the reinsured portion of our all other product line primarily included updates to mortality assumptions for the advanced age portion of our individual disability claimant population. This advanced age claimant population was included in the block ceded as a part of the Closed Block individual disability reinsurance transaction with Commonwealth Annuity and Life Insurance Company. As a result, a corresponding increase was reported in our consolidated balance sheet as a reinsurance recoverable related to these assumption updates. The Unum US segment assumption updates were primarily driven by sustained improvement in claim recovery trends in our group disability and group life product lines, partially offset by lower social security benefit offsets in our group disability product line. The Colonial Life segment assumption updates were primarily driven by improved claim cost assumptions.

Actual variance from expected experience for 2024 was due primarily to the Unum US group disability, Closed Block long-term care, and the Unum US group life and accidental death and dismemberment product lines, as well as the Unum International and Colonial Life segments. The variance in the Unum US group disability product line was primarily due to higher than expected claim resolutions driven by recoveries. The variance in our Closed Block long-term care product line was driven primarily by higher than expected claim incidence, as well as lower than expected policy terminations, partially offset by higher than expected claim resolutions. The variance in the Unum US group life and accidental death and dismemberment product line was driven primarily by higher than expected claim resolutions driven by recoveries for waiver of premium benefits and lower than expected mortality experience. The variance in the Unum International segment was driven by higher than expected recoveries. The variance in the Colonial Life segment was driven by lower than expected claim costs.

Actual variance from expected experience for 2023 was due primarily to the Unum US group disability, Unum US group life and accidental death and dismemberment, Unum US individual disability, and Closed Block long-term care product lines. The variance for the Unum US group disability product line was driven by higher than expected claim resolutions driven by recoveries, and the variance in the group life and accidental death and dismemberment product line was driven by lower than expected mortality experience and higher than expected recovery experience for waiver of premium benefits. The variance in the Unum US individual disability product line was driven primarily by lower than expected new claim incidence, while the variance for the Closed Block long-term care product line was driven by higher than expected claim incidence.

Actual variance from expected experience for 2022 was due primarily to the Unum US group disability, Unum US group life and accidental death and dismemberment, and the Unum UK group product lines, as well as the Colonial Life segment. The variance for the Unum US group disability product line was driven by higher than expected claim resolutions driven by recoveries, and the variance in the group life and accidental death and dismemberment product line was driven by lower than expected new claim incidence for waiver of premium benefits. The variance in the Unum UK group product lines was driven by an increase in inflation-linked experience compared to expectations. The variance for the Colonial Life segment was driven primarily by lower claim costs.

For the years ended December 31, 2024, 2023, and 2022 there were certain cohorts within the Colonial Life segment, related to our cancer and critical illness product line, and within the Closed Block segment, related to our long-term care product line, for which net premiums exceeded gross premiums. The cohorts for which net premiums exceeded gross premiums within the Closed Block segment resulted in a $46.2 million increase to income before income tax for the year ended December 31, 2024 and resulted in a $226.5 million reduction to income before income tax for the year ended December 31, 2023. For the years ended December 31, 2024, 2023, and 2022, the cohorts for which net premiums exceeded the gross premiums within the Colonial Life segment had an immaterial impact to income before income tax. The impact to income for capped cohorts includes the impact of assumption updates. There were no other product lines with cohorts for which net premiums exceeded gross premiums for the years ended December 31, 2024, 2023, and 2022.

Note 6 - Liability for Future Policy Benefits - Continued

The following table presents balances as well as the changes in the liability for future policy benefits for traditional long duration products.

	Consolidated		
	December 31		
	2024	2023	2022
	(in millions of dollars)		
Present Value of Expected Net Premiums			
Balance, beginning of year	$ 14,417.8	$ 12,426.2	$ 15,881.3
Beginning balance at original discount rate	14,243.2	12,695.3	13,186.2
Effect of changes in cash flow assumptions	73.0	1,499.2	(101.9)
Effect of actual variances from expected experience	(148.2)	(82.5)	(269.6)
Adjusted beginning of year balance	14,168.0	14,112.0	12,814.7
Issuances	1,075.3	1,054.9	877.5
Interest accretion	637.0	584.0	566.0
Net premiums collected	(1,597.9)	(1,537.4)	(1,542.3)
Foreign currency	(15.5)	29.7	(20.6)
Ending balance at original discount rate	14,266.9	14,243.2	12,695.3
Effect of change in discount rate assumptions	(336.3)	174.6	(269.1)
Balance, end of period	$ 13,930.6	$ 14,417.8	$ 12,426.2
Present Value of Expected Future Policy Benefits			
Balance, beginning of year	$ 52,423.6	$ 48,929.4	$ 65,305.0
Beginning balance at original discount rate	51,305.7	49,689.0	50,397.2
Effect of changes in cash flow assumptions	(248.5)	1,702.0	(92.4)
Effect of actual variances from expected experience	(336.1)	(310.8)	(535.1)
Adjusted beginning of year balance	50,721.1	51,080.2	49,769.7
Issuances[1]	3,082.0	3,072.2	3,194.5
Interest accretion	2,253.1	2,227.2	2,236.2
Benefit payments	(5,215.2)	(5,236.1)	(5,231.0)
Foreign currency	(62.8)	162.2	(280.4)
Ending balance at original discount rate	50,778.2	51,305.7	49,689.0
Effect of change in discount rate assumptions	(1,858.1)	1,117.9	(759.6)
Balance, end of period	$ 48,920.1	$ 52,423.6	$ 48,929.4
Net liability for future policy benefits	$ 34,989.5	$ 38,005.8	$ 36,503.2
Other[2]	1,591.7	1,753.3	1,854.5
Total liability for future policy benefits	36,581.2	39,759.1	38,357.7
Less: Reinsurance recoverable related to future policy benefits	7,038.7	7,756.1	8,128.2
Net liability for future policy benefits, after reinsurance recoverable	$ 29,542.5	$ 32,003.0	$ 30,229.5

[1]Issuances include new policy issuances for most product lines. For our Unum US group disability, Unum US group life and AD&D and Closed Block - All Other product lines and certain of our Unum International product lines, this line represents new claim incurrals.

[2]Other primarily relates to our Closed Block - All Other product line.

Note 6 - Liability for Future Policy Benefits - Continued

The following tables summarize the amount of gross premiums and interest accretion reflected in the statements of income as well as the undiscounted and discounted expected gross premiums and expected future benefit payments and the weighted average interest rates for traditional long duration products presented in the rollforward activity above.

	Consolidated		
	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Amount recognized in the statement of income:			
Gross premiums or assessments	$ 10,107.5	$ 9,690.7	$ 9,391.8
Interest accretion	$ 1,616.1	$ 1,643.2	$ 1,670.2

	Consolidated		
	December 31		
	2024	2023	2022
	(in millions of dollars, except weighted average data)		
Amount of undiscounted:			
Expected future benefit payments	$ 103,434.1	$ 105,325.8	$ 97,060.7
Expected future gross premiums	$ 39,338.5	$ 38,761.5	$ 35,299.8
Amount of discounted (at interest accretion rate):			
Expected future gross premiums	$ 25,929.1	$ 25,552.9	$ 23,827.2
Weighted average interest rate:			
Interest accretion rate	4.9 %	4.8 %	4.8 %
Current discount rate	5.3 %	4.8 %	5.0 %
Weighted average duration of the liability	11.4 years	11.5 years	10.9 years

Note 6 - Liability for Future Policy Benefits - Continued

Unum US Segment

The following table presents the balances and changes in the reserves for future policy benefits for traditional long duration products in the Unum US segment.

	December 31, 2024				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars)				
Present Value of Expected Net Premiums					
Balance, beginning of year	$ —	$ —	$ 1,134.7	$ 1,296.7	$ 2,431.4
Beginning balance at original discount rate	—	—	1,192.5	1,294.4	2,486.9
Effect of changes in cash flow assumptions	—	—	41.5	(100.2)	(58.7)
Effect of actual variances from expected experience	—	—	(66.2)	(3.4)	(69.6)
Adjusted beginning of year balance	—	—	1,167.8	1,190.8	2,358.6
Issuances	—	—	316.3	168.7	485.0
Interest accretion	—	—	39.4	51.6	91.0
Net premiums collected	—	—	(188.2)	(180.4)	(368.6)
Ending balance at original discount rate	—	—	1,335.3	1,230.7	2,566.0
Effect of change in discount rate assumptions	—	—	(95.1)	(28.2)	(123.3)
Balance, end of period	$ —	$ —	$ 1,240.2	$ 1,202.5	$ 2,442.7
Present Value of Expected Future Policy Benefits					
Balance, beginning of year	$ 5,147.4	$ 922.0	$ 2,334.5	$ 3,348.6	$ 11,752.5
Beginning balance at original discount rate	5,277.1	936.5	2,422.0	3,313.9	11,949.5
Effect of changes in cash flow assumptions	(76.4)	(17.0)	51.6	(155.4)	(197.2)
Effect of actual variances from expected experience	(168.9)	(53.1)	(68.0)	(19.1)	(309.1)
Adjusted beginning of year balance	5,031.8	866.4	2,405.6	3,139.4	11,443.2
Issuances[1]	1,093.2	375.4	339.3	183.1	1,991.0
Interest accretion	151.3	17.7	97.7	149.1	415.8
Benefit payments	(1,368.8)	(406.9)	(228.0)	(280.5)	(2,284.2)
Ending balance at original discount rate	4,907.5	852.6	2,614.6	3,191.1	11,565.8
Effect of change in discount rate assumptions	(171.7)	(17.4)	(252.1)	(94.6)	(535.8)
Balance, end of period	$ 4,735.8	$ 835.2	$ 2,362.5	$ 3,096.5	$ 11,030.0
Net liability for future policy benefits	$ 4,735.8	$ 835.2	$ 1,122.3	$ 1,894.0	$ 8,587.3
Other	0.4	0.8	2.8	26.4	30.4
Total liability for future policy benefits	4,736.2	836.0	1,125.1	1,920.4	8,617.7
Less: Reinsurance recoverable related to future policy benefits	26.4	5.3	13.0	149.3	194.0
Net liability for future policy benefits, after reinsurance recoverable	$ 4,709.8	$ 830.7	$ 1,112.1	$ 1,771.1	$ 8,423.7

[1]Issuances include new policy issuances for most product lines. Issuances for Unum US group disability and Unum US group life and AD&D represents new claim incurrals.

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2023				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars)				
Present Value of Expected Net Premiums					
Balance, beginning of year	$ —	$ —	$ 868.2	$ 1,202.9	$ 2,071.1
Beginning balance at original discount rate	—	—	937.9	1,228.1	2,166.0
Effect of changes in cash flow assumptions	—	—	180.7	5.0	185.7
Effect of actual variances from expected experience	—	—	(79.8)	(10.4)	(90.2)
Adjusted beginning of year balance	—	—	1,038.8	1,222.7	2,261.5
Issuances	—	—	288.6	197.9	486.5
Interest accretion	—	—	29.0	48.2	77.2
Net premiums collected	—	—	(163.9)	(174.4)	(338.3)
Ending balance at original discount rate	—	—	1,192.5	1,294.4	2,486.9
Effect of change in discount rate assumptions	—	—	(57.8)	2.3	(55.5)
Balance, end of period	$ —	$ —	$ 1,134.7	$ 1,296.7	$ 2,431.4
Present Value of Expected Future Policy Benefits					
Balance, beginning of year	$ 5,533.3	$ 972.6	$ 1,999.5	$ 3,192.8	$ 11,698.2
Beginning balance at original discount rate	5,793.1	998.5	2,141.2	3,244.5	12,177.3
Effect of changes in cash flow assumptions	(100.2)	—	170.1	7.9	77.8
Effect of actual variances from expected experience	(204.0)	(37.0)	(90.9)	(45.3)	(377.2)
Adjusted beginning of year balance	5,488.9	961.5	2,220.4	3,207.1	11,877.9
Issuances[1]	1,094.5	394.2	303.7	215.3	2,007.7
Interest accretion	171.2	20.0	86.2	164.7	442.1
Benefit payments	(1,477.5)	(439.2)	(188.3)	(273.2)	(2,378.2)
Ending balance at original discount rate	5,277.1	936.5	2,422.0	3,313.9	11,949.5
Effect of change in discount rate assumptions	(129.7)	(14.5)	(87.5)	34.7	(197.0)
Balance, end of period	$ 5,147.4	$ 922.0	$ 2,334.5	$ 3,348.6	$ 11,752.5
Net liability for future policy benefits	$ 5,147.4	$ 922.0	$ 1,199.8	$ 2,051.9	$ 9,321.1
Other	0.2	1.0	2.6	27.8	31.6
Total liability for future policy benefits	5,147.6	923.0	1,202.4	2,079.7	9,352.7
Less: Reinsurance recoverable related to future policy benefits	30.7	7.2	14.0	156.7	208.6
Net liability for future policy benefits, after reinsurance recoverable	$ 5,116.9	$ 915.8	$ 1,188.4	$ 1,923.0	$ 9,144.1

[1]Issuances include new policy issuances for most product lines. Issuances for Unum US group disability and Unum US group life and AD&D represents new claim incurrals.

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2022				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars)				
Present Value of Expected Net Premiums					
Balance, beginning of year	$ —	$ —	$ 1,124.8	$ 1,494.3	$ 2,619.1
Beginning balance at original discount rate	—	—	1,032.3	1,279.6	2,311.9
Effect of changes in cash flow assumptions	—	—	(23.4)	(73.7)	(97.1)
Effect of actual variances from expected experience	—	—	(70.9)	(25.2)	(96.1)
Adjusted beginning of year balance	—	—	938.0	1,180.7	2,118.7
Issuances	—	—	136.2	168.6	304.8
Interest accretion	—	—	29.1	49.8	78.9
Net premiums collected	—	—	(165.4)	(171.0)	(336.4)
Ending balance at original discount rate	—	—	937.9	1,228.1	2,166.0
Effect of change in discount rate assumptions	—	—	(69.7)	(25.2)	(94.9)
Balance, end of period	$ —	$ —	$ 868.2	$ 1,202.9	$ 2,071.1
Present Value of Expected Future Policy Benefits					
Balance, beginning of year	$ 6,725.7	$ 1,124.1	$ 2,697.3	$ 4,017.3	$ 14,564.4
Beginning balance at original discount rate	6,158.3	1,058.3	2,201.8	3,253.3	12,671.7
Effect of changes in cash flow assumptions	(102.0)	(32.9)	(39.9)	(53.4)	(228.2)
Effect of actual variances from expected experience	(239.4)	(34.3)	(74.9)	(36.0)	(384.6)
Adjusted beginning of year balance	5,816.9	991.1	2,087.0	3,163.9	12,058.9
Issuances[1]	1,304.3	444.1	154.0	181.4	2,083.8
Interest accretion	210.5	24.5	86.1	155.3	476.4
Benefit payments	(1,538.6)	(461.2)	(185.9)	(256.1)	(2,441.8)
Ending balance at original discount rate	5,793.1	998.5	2,141.2	3,244.5	12,177.3
Effect of change in discount rate assumptions	(259.8)	(25.9)	(141.7)	(51.7)	(479.1)
Balance, end of period	$ 5,533.3	$ 972.6	$ 1,999.5	$ 3,192.8	$ 11,698.2
Net liability for future policy benefits	$ 5,533.3	$ 972.6	$ 1,131.3	$ 1,989.9	$ 9,627.1
Other	0.4	0.9	15.6	24.7	41.6
Total liability for future policy benefits	5,533.7	973.5	1,146.9	2,014.6	9,668.7
Less: Reinsurance recoverable related to future policy benefits	36.0	7.5	14.1	193.6	251.2
Net liability for future policy benefits, after reinsurance recoverable	$ 5,497.7	$ 966.0	$ 1,132.8	$ 1,821.0	$ 9,417.5

[1]Issuances include new policy issuances for most product lines. Issuances for Unum US group disability and Unum US group life and AD&D represents new claim incurrals.

Note 6 - Liability for Future Policy Benefits - Continued

The following tables summarize the amount of gross premiums and interest accretion reflected in the statements of income as well as the undiscounted and discounted expected gross premiums and expected future benefit payments and the weighted average interest rates for traditional long duration products in the Unum US segment presented in the rollforward activity above.

	Year Ended December 31, 2024				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars)				
Amount recognized in the statement of income:					
Gross premiums or assessments	$ 3,070.4	$ 1,996.0	$ 821.7	$ 659.0	$ 6,547.1
Interest accretion	$ 151.3	$ 17.7	$ 58.3	$ 97.5	$ 324.8

	Year Ended December 31, 2023				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars)				
Amount recognized in the statement of income:					
Gross premiums or assessments	$ 2,958.7	$ 1,878.0	$ 789.9	$ 636.6	$ 6,263.2
Interest accretion	$ 171.2	$ 20.0	$ 57.2	$ 116.5	$ 364.9

	Year Ended December 31, 2022				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars)				
Amount recognized in the statement of income:					
Gross premiums or assessments	$ 2,791.7	$ 1,864.9	$ 773.6	$ 591.5	$ 6,021.7
Interest accretion	$ 210.5	$ 24.5	$ 57.0	$ 105.5	$ 397.5

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2024				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars, except weighted average data)				
Amount of undiscounted:					
Expected future benefit payments	$ 5,953.3	$ 964.5	$ 5,590.6	$ 5,112.9	$ 17,621.3
Expected future gross premiums	$ —	$ —	$ 5,799.1	$ 5,858.2	$ 11,657.3
Amount of discounted (at interest accretion rate):					
Expected future gross premiums	$ —	$ —	$ 3,815.4	$ 4,211.8	$ 8,027.2
Weighted average interest rate:					
Interest accretion rate	4.2 %	2.3 %	5.0 %	5.1 %	4.3%
Current discount rate	4.9 %	2.7 %	5.5 %	5.3 %	4.9%
Weighted average duration of the liability	4.2 years	2.4 years	18.3 years	9.4 years	7.1 years

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2023				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars, except weighted average data)				
Amount of undiscounted:					
Expected future benefit payments	$ 6,376.6	$ 1,063.2	$ 5,173.1	$ 5,313.7	$ 17,926.6
Expected future gross premiums	$ —	$ —	$ 5,450.6	$ 5,724.8	$ 11,175.4
Amount of discounted (at interest accretion rate):					
Expected future gross premiums	$ —	$ —	$ 3,717.5	$ 4,112.9	$ 7,830.4
Weighted average interest rate:					
Interest accretion rate	4.0 %	2.2 %	5.0 %	5.1 %	4.2%
Current discount rate	4.6 %	2.6 %	4.9 %	4.8 %	4.5%
Weighted average duration of the liability	4.3 years	2.6 years	18.1 years	9.6 years	7.0 years

	December 31, 2022				
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Total Unum US
	(in millions of dollars, except weighted average data)				
Amount of undiscounted:					
Expected future benefit payments	$ 6,988.1	$ 1,133.0	$ 4,561.1	$ 5,168.2	$ 17,850.4
Expected future gross premiums	$ —	$ —	$ 3,979.6	$ 5,525.1	$ 9,504.7
Amount of discounted (at interest accretion rate):					
Expected future gross premiums	$ —	$ —	$ 2,939.1	$ 3,962.1	$ 6,901.2
Weighted average interest rate:					
Interest accretion rate	3.8 %	2.2 %	5.1 %	5.1 %	4.0%
Current discount rate	4.9 %	2.7 %	5.2 %	5.1 %	4.7%
Weighted average duration of the liability	4.4 years	2.6 years	17.8 years	9.4 years	6.8 years

Note 6 - Liability for Future Policy Benefits - Continued

Unum International Segment

The following table presents the balances and changes in the reserves for future policy benefits for traditional long duration products in the Unum International segment.

	December 31		
	2024	2023	2022
	(in millions of dollars)		
Present Value of Expected Net Premiums			
Balance, beginning of year	$ 270.3	$ 197.1	$ 260.5
Beginning balance at original discount rate	298.4	246.8	258.1
Effect of changes in cash flow assumptions	(5.9)	(5.1)	(0.3)
Effect of actual variances from expected experience	19.9	17.1	5.6
Adjusted beginning of year balance	312.4	258.8	263.4
Issuances	34.4	23.5	17.8
Interest accretion	11.4	9.4	8.4
Net premiums collected	(28.5)	(23.0)	(22.2)
Foreign currency	(15.5)	29.7	(20.6)
Ending balance at original discount rate	314.2	298.4	246.8
Effect of change in discount rate assumptions	(38.1)	(28.1)	(49.7)
Balance, end of period	$ 276.1	$ 270.3	$ 197.1
Present Value of Expected Future Policy Benefits			
Balance, beginning of year	$ 2,527.4	$ 2,231.4	$ 3,181.8
Beginning balance at original discount rate	2,687.1	2,495.5	2,703.8
Effect of changes in cash flow assumptions	0.1	17.7	(20.1)
Effect of actual variances from expected experience	(20.5)	1.3	46.3
Adjusted beginning of year balance	2,666.7	2,514.5	2,730.0
Issuances[1]	379.0	335.2	327.7
Interest accretion	67.9	63.5	64.9
Benefit payments	(409.3)	(388.3)	(346.7)
Foreign currency	(62.8)	162.2	(280.4)
Ending balance at original discount rate	2,641.5	2,687.1	2,495.5
Effect of change in discount rate assumptions	(249.9)	(159.7)	(264.1)
Balance, end of period	$ 2,391.6	$ 2,527.4	$ 2,231.4
Net liability for future policy benefits	$ 2,115.5	$ 2,257.1	$ 2,034.3
Other	40.7	36.1	28.9
Total liability for future policy benefits	2,156.2	2,293.2	2,063.2
Less: Reinsurance recoverable related to future policy benefits	67.9	78.7	70.3
Net liability for future policy benefits, after reinsurance recoverable	$ 2,088.3	$ 2,214.5	$ 1,992.9

[1]Issuances for Unum International primarily represent new claim incurrals.

Note 6 - Liability for Future Policy Benefits - Continued

The following tables summarize the amount of gross premiums and interest accretion reflected in the statements of income as well as the undiscounted and discounted expected gross premiums and expected future benefit payments and the weighted average interest rates for traditional long duration products in the Unum International segment presented in the rollforward activity above.

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Amount recognized in the statement of income:			
Gross premiums or assessments	$ 957.1	$ 849.0	$ 786.8
Interest accretion	$ 56.5	$ 54.1	$ 56.5

	December 31		
	2024	2023	2022
	(in millions of dollars, except weighted average data)		
Amount of undiscounted:			
Expected future benefit payments	$ 4,258.2	$ 4,261.1	$ 3,905.4
Expected future gross premiums	$ 1,295.7	$ 1,196.6	$ 943.9
Amount of discounted (at interest accretion rate):			
Expected future gross premiums	$ 823.4	$ 778.6	$ 626.2
Weighted average interest rate:			
Interest accretion rate	4.1 %	4.0 %	4.0 %
Current discount rate	5.1 %	4.6 %	5.0 %
Weighted average duration of the liability	8.8 years	8.6 years	8.6 years

Note 6 - Liability for Future Policy Benefits - Continued

Colonial Life Segment

The following table presents the balances and changes in the reserves for future policy benefits for traditional long duration products in the Colonial Life segment.

	December 31		
	2024	2023	2022
	(in millions of dollars)		
Present Value of Expected Net Premiums			
Balance, beginning of year	$ 3,592.6	$ 3,745.4	$ 4,597.0
Beginning balance at original discount rate	3,754.3	4,046.4	4,158.9
Effect of changes in cash flow assumptions	(7.9)	(322.7)	(32.3)
Effect of actual variances from expected experience	(57.3)	(53.5)	(145.6)
Adjusted beginning of year balance	3,689.1	3,670.2	3,981.0
Issuances	555.9	544.9	554.9
Interest accretion	132.8	122.7	129.7
Net premiums collected	(584.0)	(583.5)	(619.2)
Ending balance at original discount rate	3,793.8	3,754.3	4,046.4
Effect of change in discount rate assumptions	(240.5)	(161.7)	(301.0)
Balance, end of period	$ 3,553.3	$ 3,592.6	$ 3,745.4
Present Value of Expected Future Policy Benefits			
Balance, beginning of year	$ 5,566.0	$ 5,581.1	$ 7,054.8
Beginning balance at original discount rate	5,925.2	6,163.9	6,201.5
Effect of changes in cash flow assumptions	(52.7)	(402.9)	(85.9)
Effect of actual variances from expected experience	(92.2)	(52.0)	(191.3)
Adjusted beginning of year balance	5,780.3	5,709.0	5,924.3
Issuances	610.8	605.9	628.5
Interest accretion	224.4	211.3	217.0
Benefit payments	(589.3)	(601.0)	(605.9)
Ending balance at original discount rate	6,026.2	5,925.2	6,163.9
Effect of change in discount rate assumptions	(591.3)	(359.2)	(582.8)
Balance, end of period	$ 5,434.9	$ 5,566.0	$ 5,581.1
Net liability for future policy benefits	$ 1,881.6	$ 1,973.4	$ 1,835.7
Other	22.6	24.4	22.7
Total liability for future policy benefits	1,904.2	1,997.8	1,858.4
Less: Reinsurance recoverable related to future policy benefits	0.9	1.8	1.1
Net liability for future policy benefits, after reinsurance recoverable	$ 1,903.3	$ 1,996.0	$ 1,857.3

Note 6 - Liability for Future Policy Benefits - Continued

The following tables summarize the amount of gross premiums and interest accretion reflected in the statements of income as well as the undiscounted and discounted expected gross premiums and expected future benefit payments and the weighted average interest rates for traditional long duration products in the Colonial Life segment presented in the rollforward activity above.

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Amount recognized in the statement of income:			
Gross premiums or assessments	$ 1,718.9	$ 1,658.6	$ 1,635.8
Interest accretion	$ 91.6	$ 88.6	$ 87.3

	December 31		
	2024	2023	2022
	(in millions of dollars, except weighted average data)		
Amount of undiscounted:			
Expected future benefit payments	$ 10,409.4	$ 9,796.7	$ 10,011.9
Expected future gross premiums	$ 12,618.4	$ 11,903.1	$ 12,221.3
Amount of discounted (at interest accretion rate):			
Expected future gross premiums	$ 9,049.4	$ 8,702.2	$ 8,966.3
Weighted average interest rate:			
Interest accretion rate	4.4 %	4.3 %	4.3 %
Current discount rate	5.5 %	4.8 %	5.2 %
Weighted average duration of the liability	17.3 years	17.0 years	17.5 years

Note 6 - Liability for Future Policy Benefits - Continued

Closed Block Segment

The following table presents the balances and changes in the reserves for future policy benefits for traditional long duration products in the Closed Block segment.

	December 31, 2024		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars)		
Present Value of Expected Net Premiums			
Balance, beginning of year	$ 8,123.5	$ —	$ 8,123.5
Beginning balance at original discount rate	7,703.6	—	7,703.6
Effect of changes in cash flow assumptions	145.5	—	145.5
Effect of actual variances from expected experience	(41.2)	—	(41.2)
Adjusted beginning of year balance	7,807.9	—	7,807.9
Interest accretion	401.8	—	401.8
Net premiums collected	(616.8)	—	(616.8)
Ending balance at original discount rate	7,592.9	—	7,592.9
Effect of change in discount rate assumptions	65.6	—	65.6
Balance, end of period	$ 7,658.5	$ —	$ 7,658.5
Present Value of Expected Future Policy Benefits			
Balance, beginning of year	$ 24,697.7	$ 7,880.0	$ 32,577.7
Beginning balance at original discount rate	22,649.3	8,094.6	30,743.9
Effect of changes in cash flow assumptions	(4.1)	5.4	1.3
Effect of actual variances from expected experience	68.3	17.4	85.7
Adjusted beginning of year balance	22,713.5	8,117.4	30,830.9
Issuances[1]	—	101.2	101.2
Interest accretion	1,199.8	345.2	1,545.0
Benefit payments	(959.6)	(972.8)	(1,932.4)
Ending balance at original discount rate	22,953.7	7,591.0	30,544.7
Effect of change in discount rate assumptions	(28.5)	(452.6)	(481.1)
Balance, end of period	$ 22,925.2	$ 7,138.4	$ 30,063.6
Net liability for future policy benefits	$ 15,266.7	$ 7,138.4	$ 22,405.1
Other[2]	1.7	1,496.3	1,498.0
Total liability for future policy benefits	15,268.4	8,634.7	23,903.1
Less: Reinsurance recoverable related to future policy benefits	4.2	6,771.7	6,775.9
Net liability for future policy benefits, after reinsurance recoverable	$ 15,264.2	$ 1,863.0	$ 17,127.2

[1]Issuances for Closed Block - All Other represents new claim incurrals.

[2]Other for Closed Block - All Other primarily includes our closed block group pension products and certain of our ceded closed block individual life products.

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2023		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars)		
Present Value of Expected Net Premiums			
Balance, beginning of year	$ 6,412.6	$ —	$ 6,412.6
Beginning balance at original discount rate	6,236.1	—	6,236.1
Effect of changes in cash flow assumptions	1,641.3	—	1,641.3
Effect of actual variances from expected experience	44.1	—	44.1
Adjusted beginning of year balance	7,921.5	—	7,921.5
Interest accretion	374.7	—	374.7
Net premiums collected	(592.6)	—	(592.6)
Ending balance at original discount rate	7,703.6	—	7,703.6
Effect of change in discount rate assumptions	419.9	—	419.9
Balance, end of period	$ 8,123.5	$ —	$ 8,123.5
Present Value of Expected Future Policy Benefits			
Balance, beginning of year	$ 21,199.9	$ 8,218.8	$ 29,418.7
Beginning balance at original discount rate	20,221.6	8,630.7	28,852.3
Effect of changes in cash flow assumptions	2,009.4	—	2,009.4
Effect of actual variances from expected experience	113.1	4.0	117.1
Adjusted beginning of year balance	22,344.1	8,634.7	30,978.8
Issuances[1]	—	123.4	123.4
Interest accretion	1,151.4	358.9	1,510.3
Benefit payments	(846.2)	(1,022.4)	(1,868.6)
Ending balance at original discount rate	22,649.3	8,094.6	30,743.9
Effect of change in discount rate assumptions	2,048.4	(214.6)	1,833.8
Balance, end of period	$ 24,697.7	$ 7,880.0	$ 32,577.7
Net liability for future policy benefits	$ 16,574.2	$ 7,880.0	$ 24,454.2
Other[2]	23.1	1,638.1	1,661.2
Total liability for future policy benefits	16,597.3	9,518.1	26,115.4
Less: Reinsurance recoverable related to future policy benefits	4.5	7,462.4	7,466.9
Net liability for future policy benefits, after reinsurance recoverable	$ 16,592.8	$ 2,055.7	$ 18,648.5

[1]Issuances for Closed Block - All Other represents new claim incurrals.

[2]Other for Closed Block - All Other primarily includes our closed block group pension products and certain of our ceded closed block individual life products.

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2022		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars)		
Present Value of Expected Net Premiums			
Balance, beginning of year	$ 8,404.7	$ —	$ 8,404.7
Beginning balance at original discount rate	6,457.3	—	6,457.3
Effect of changes in cash flow assumptions	27.8	—	27.8
Effect of actual variances from expected experience	(33.5)	—	(33.5)
Adjusted beginning of year balance	6,451.6	—	6,451.6
Interest accretion	349.0	—	349.0
Net premiums collected	(564.5)	—	(564.5)
Ending balance at original discount rate	6,236.1	—	6,236.1
Effect of change in discount rate assumptions	176.5	—	176.5
Balance, end of period	$ 6,412.6	$ —	$ 6,412.6
Present Value of Expected Future Policy Benefits			
Balance, beginning of year	$ 30,089.6	$ 10,414.4	$ 40,504.0
Beginning balance at original discount rate	19,870.8	8,949.4	28,820.2
Effect of changes in cash flow assumptions	24.9	216.9	241.8
Effect of actual variances from expected experience	(36.2)	30.7	(5.5)
Adjusted beginning of year balance	19,859.5	9,197.0	29,056.5
Issuances[1]	—	154.5	154.5
Interest accretion	1,105.1	372.8	1,477.9
Benefit payments	(743.0)	(1,093.6)	(1,836.6)
Ending balance at original discount rate	20,221.6	8,630.7	28,852.3
Effect of change in discount rate assumptions	978.3	(411.9)	566.4
Balance, end of period	$ 21,199.9	$ 8,218.8	$ 29,418.7
Net liability for future policy benefits	$ 14,787.3	$ 8,218.8	$ 23,006.1
Other[2]	24.3	1,737.0	1,761.3
Total liability for future policy benefits	14,811.6	9,955.8	24,767.4
Less: Reinsurance recoverable related to future policy benefits	5.7	7,799.8	7,805.5
Net liability for future policy benefits, after reinsurance recoverable	$ 14,805.9	$ 2,156.0	$ 16,961.9

[1]Issuances for Closed Block - All Other represents new claim incurrals.

[2]Other for Closed Block - All Other primarily includes our closed block group pension products and certain of our ceded closed block individual life products.

Note 6 - Liability for Future Policy Benefits - Continued

The following tables summarize the amount of gross premiums and interest accretion reflected in the statements of income as well as the undiscounted and discounted expected gross premiums and expected future benefit payments and the weighted average interest rates for traditional long duration products in the Closed Block segment presented in the rollforward activity above.

	Year Ended December 31, 2024		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars)		
Amount recognized in the statement of income:			
Gross premiums or assessments	$ 696.2	$ 188.2	$ 884.4
Interest accretion	$ 798.0	$ 345.2	$ 1,143.2

	Year Ended December 31, 2023		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars)		
Amount recognized in the statement of income:			
Gross premiums or assessments	$ 696.1	$ 223.8	$ 919.9
Interest accretion	$ 776.7	$ 358.9	$ 1,135.6

	Year Ended December 31, 2022		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars)		
Amount recognized in the statement of income:			
Gross premiums or assessments	$ 697.5	$ 250.0	$ 947.5
Interest accretion	$ 756.1	$ 372.8	$ 1,128.9

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2024		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars, except weighted average data)		
Amount of undiscounted:			
Expected future benefit payments	$ 60,051.5	$ 11,093.7	$ 71,145.2
Expected future gross premiums	$ 13,767.1	$ —	$ 13,767.1
Amount of discounted (at interest accretion rate):			
Expected future gross premiums	$ 8,029.1	$ —	$ 8,029.1
Weighted average interest rate:			
Interest accretion rate	5.6 %	4.6 %	5.3 %
Current discount rate	5.6 %	5.4 %	5.5 %
Weighted average duration of the liability	15.7 years	7.2 years	12.9 years

	December 31, 2023		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars, except weighted average data)		
Amount of undiscounted:			
Expected future benefit payments	$ 61,447.7	$ 11,893.7	$ 73,341.4
Expected future gross premiums	$ 14,486.4	$ —	$ 14,486.4
Amount of discounted (at interest accretion rate):			
Expected future gross premiums	$ 8,241.7	$ —	$ 8,241.7
Weighted average interest rate:			
Interest accretion rate	5.6 %	4.6 %	5.2 %
Current discount rate	5.0 %	4.9 %	4.9 %
Weighted average duration of the liability	16.4 years	7.3 years	13.2 years

Note 6 - Liability for Future Policy Benefits - Continued

	December 31, 2022		
	Long-term Care	All Other	Total Closed Block
	(in millions of dollars, except weighted average data)		
Amount of undiscounted:			
Expected future benefit payments	$ 52,544.0	$ 12,749.0	$ 65,293.0
Expected future gross premiums	$ 12,629.9	$ —	$ 12,629.9
Amount of discounted (at interest accretion rate):			
Expected future gross premiums	$ 7,333.5	$ —	$ 7,333.5
Weighted average interest rate:			
Interest accretion rate	5.5 %	4.6 %	5.2 %
Current discount rate	5.2 %	5.1 %	5.2 %
Weighted average duration of the liability	15.5 years	7.4 years	12.4 years

Note 6 - Liability for Future Policy Benefits - Continued

Reconciliation

A reconciliation of the liability for future policy benefits reflected in the preceding rollforwards to the related liability balances in the consolidated balance sheets are as follows:

	December 31		
	2024	2023	2022
	(in millions of dollars)		
Liability for future policy benefits			
Unum US[1]	$ 8,617.7	$ 9,352.7	$ 9,668.7
Unum International	2,156.2	2,293.2	2,063.2
Colonial Life	1,904.2	1,997.8	1,858.4
Closed Block[1]	23,903.1	26,115.4	24,767.4
Other products[1]	225.2	250.3	219.4
Total liability for future policy benefits	$ 36,806.4	$ 40,009.4	$ 38,577.1

[1]Unum US excludes the dental and vision product line and medical stop-loss products and Closed Block excludes our participating fund account, which represents policies issued by one of our subsidiaries prior to its 1986 conversion from a mutual stock life insurance company. The liabilities associated with these products are included within Other products.

Note 7 - Policyholders' Account Balances

Policyholders' account balances primarily include our universal life and corporate-owned life insurance products. Policyholders' account balances reflect customer deposits and interest credited less cost of insurance, administration expenses, surrender charges, and customer withdrawals.

The following table presents the balances and changes in the policyholders' account balances:

	December 31, 2024			
	Unum US - Voluntary Benefits	Colonial Life	Closed Block - All Other	Total
	(in millions of dollars, except weighted average data)			
Balance, beginning of year	$ 578.6	$ 852.9	$ 4,082.7	$ 5,514.2
Premiums received	53.7	79.5	26.5	159.7
Policy charges[1]	(56.8)	(71.9)	(101.4)	(230.1)
Surrenders and withdrawals	(30.9)	(38.0)	(12.4)	(81.3)
Benefit payments	(6.0)	(7.8)	(245.1)	(258.9)
Interest credited	20.8	34.1	300.6	355.5
Other	9.4	0.2	1.3	10.9
Balance, end of period	568.8	849.0	4,052.2	5,470.0
Reserves in excess of account balance	106.9	13.5	43.3	163.7
Total policyholders' account balances	675.7	862.5	4,095.5	5,633.7
Less: Reinsurance recoverable related to policyholders' account balances	0.8	—	4,095.5	4,096.3
Net policyholders' account balances, after reinsurance recoverable	$ 674.9	$ 862.5	$ —	$ 1,537.4
Weighted average crediting rate	3.7%	4.1%	7.6%	6.7%
Net amount at risk[2]	$ 4,132.2	$ 8,201.1	$ 1,725.0	$ 14,058.3
Cash surrender value	$ 559.0	$ 819.8	$ 4,031.3	$ 5,410.1

[1]Contracts included in the policyholders' account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.

[2]For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

Note 7 - Policyholders' Account Balances - Continued

	December 31, 2023			
	Unum US - Voluntary Benefits	Colonial Life	Closed Block - All Other	Total
	(in millions of dollars, except weighted average data)			
Balance, beginning of year	$ 586.8	$ 852.4	$ 4,159.4	$ 5,598.6
Premiums received	58.5	84.9	31.7	175.1
Policy charges[1]	(60.4)	(74.7)	(107.2)	(242.3)
Surrenders and withdrawals	(33.3)	(36.8)	(18.8)	(88.9)
Benefit payments	(9.7)	(7.2)	(216.2)	(233.1)
Interest credited	22.2	34.2	322.1	378.5
Other	14.5	0.1	(88.3)	(73.7)
Balance, end of period	578.6	852.9	4,082.7	5,514.2
Reserves in excess of account balance	99.5	16.9	37.1	153.5
Total policyholders' account balances	678.1	869.8	4,119.8	5,667.7
Less: Reinsurance recoverable related to policyholders' account balances	0.9	—	4,119.8	4,120.7
Net policyholders' account balances, after reinsurance recoverable	$ 677.2	$ 869.8	$ —	$ 1,547.0
Weighted average crediting rate	3.9%	4.1%	8.0%	7.0%
Net amount at risk[2]	$ 4,495.6	$ 8,760.1	$ 1,824.3	$ 15,080.0
Cash surrender value	$ 566.9	$ 813.5	$ 4,062.3	$ 5,442.7

[1]Contracts included in the policyholders' account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.

[2]For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

Note 7 - Policyholders' Account Balances - Continued

	December 31, 2022			
	Unum US - Voluntary Benefits	Colonial Life	Closed Block - All Other	Total
	(in millions of dollars, except weighted average data)			
Balance, beginning of year	$ 598.7	$ 849.2	$ 4,231.7	$ 5,679.6
Premiums received	64.5	90.9	32.2	187.6
Policy charges[1]	(64.5)	(78.0)	(105.5)	(248.0)
Surrenders and withdrawals	(32.9)	(36.2)	(21.3)	(90.4)
Benefit payments	(10.7)	(8.0)	(292.8)	(311.5)
Interest credited	23.5	34.2	311.5	369.2
Other	8.2	0.3	3.6	12.1
Balance, end of period	586.8	852.4	4,159.4	5,598.6
Reserves in excess of account balance	92.9	16.7	32.0	141.6
Total policyholders' account balances	679.7	869.1	4,191.4	5,740.2
Less: Reinsurance recoverable related to policyholders' account balances	1.1	0.2	4,191.4	4,192.7
Net policyholders' account balances, after reinsurance recoverable	$ 678.6	$ 868.9	$ —	$ 1,547.5
Weighted average crediting rate	4.0%	4.1%	7.6%	6.7%
Net amount at risk[2]	$ 4,908.0	$ 9,338.5	$ 1,931.6	$ 16,178.1
Cash surrender value	$ 583.3	$ 800.9	$ 4,045.9	$ 5,430.1

[1]Contracts included in the policyholders' account balances are generally charged a premium and/or monthly assessments on the basis of the account balance.

[2]For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

Note 7 - Policyholders' Account Balances - Continued

The balance of the account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums is as follows.

	December 31, 2024				
Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater than 150 Basis Points Above	Total
	(in millions of dollars)				
	Unum US - Voluntary Benefits				
3.00% - 3.99%	$ 89.3	$ —	$ —	$ —	$ 89.3
4.00% - 4.99%	218.5	195.0	35.1	—	448.6
5.00% - 6.00%	30.9	—	—	—	30.9
	338.7	195.0	35.1	—	568.8
	Colonial Life				
4.00% - 5.00%	842.7	6.3	—	—	849.0
	Closed Block - All Other				
3.00% - 5.99%	1,280.2	226.6	25.4	—	1,532.2
6.00% - 8.99%	26.0	—	—	—	26.0
9.00% - 11.99%	1,274.8	1,157.4	—	—	2,432.2
12.00% - 15.00%	—	61.8	—	—	61.8
	2,581.0	1,445.8	25.4	—	4,052.2
Total	$ 3,762.4	$ 1,647.1	$ 60.5	$ —	$ 5,470.0

Note 7 - Policyholders' Account Balances - Continued

	December 31, 2023				
Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater than 150 Basis Points Above	Total
	(in millions of dollars)				
	Unum US - Voluntary Benefits				
3.00% - 3.99%	$ 91.9	$ —	$ —	$ —	$ 91.9
4.00% - 4.99%	227.1	190.1	37.7	—	454.9
5.00% - 6.00%	31.8	—	—	—	31.8
	350.8	190.1	37.7	—	578.6
	Colonial Life				
4.00% - 5.00%	846.7	6.2	—	—	852.9
	Closed Block - All Other				
3.00% - 5.99%	526.8	1,081.8	30.7	—	1,639.3
6.00% - 8.99%	1.3	31.0	—	—	32.3
9.00% - 11.99%	318.4	2,036.5	—	—	2,354.9
12.00% - 15.00%	—	56.2	—	—	56.2
	846.5	3,205.5	30.7	—	4,082.7
Total	$ 2,044.0	$ 3,401.8	$ 68.4	$ —	$ 5,514.2

Note 7 - Policyholders' Account Balances - Continued

	December 31, 2022				
Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 Basis Point - 50 Basis Points Above	51 Basis Points - 150 Basis Points Above	Greater than 150 Basis Points Above	Total
	(in millions of dollars)				
	Unum US - Voluntary Benefits				
3.00% - 3.99%	$ 94.4	$ —	$ —	$ —	$ 94.4
4.00% - 4.99%	274.5	183.9	—	—	458.4
5.00% - 6.00%	34.0	—	—	—	34.0
	402.9	183.9	—	—	586.8
	Colonial Life				
4.00% - 5.00%	846.4	6.0	—	—	852.4
	Closed Block - All Other				
3.00% - 5.99%	1,661.7	29.1	6.4	—	1,697.2
6.00% - 8.99%	31.4	—	—	—	31.4
9.00% - 11.99%	2,378.2	—	—	—	2,378.2
12.00% - 15.00%	52.6	—	—	—	52.6
	4,123.9	29.1	6.4	—	4,159.4
Total	$ 5,373.2	$ 219.0	$ 6.4	$ —	$ 5,598.6

Note 8 - Deferred Acquisition Costs

The following tables display the changes in DAC throughout the year:

	December 31, 2024			
	Unum US	Unum International	Colonial Life	Total
	(in millions of dollars)			
Balance, beginning of year	$ 1,232.2	$ 46.9	$ 1,435.4	$ 2,714.5
Capitalization	320.9	17.8	312.8	651.5
Amortization expense	(292.5)	(9.5)	(219.0)	(521.0)
Foreign currency	—	(2.2)	—	(2.2)
Balance, end of year	$ 1,260.6	$ 53.0	$ 1,529.2	$ 2,842.8

	December 31, 2023			
	Unum US	Unum International	Colonial Life	Total
	(in millions of dollars)			
Balance, beginning of year	$ 1,185.1	$ 37.0	$ 1,337.9	$ 2,560.0
Capitalization	314.7	14.6	302.9	632.2
Amortization expense	(267.6)	(8.4)	(205.4)	(481.4)
Foreign currency	—	3.7	—	3.7
Balance, end of year	$ 1,232.2	$ 46.9	$ 1,435.4	$ 2,714.5

	December 31, 2022			
	Unum US	Unum International	Colonial Life	Total
	(in millions of dollars)			
Balance, beginning of year	$ 1,152.9	$ 36.4	$ 1,238.1	$ 2,427.4
Capitalization	273.1	12.0	271.8	556.9
Amortization expense	(240.9)	(8.2)	(172.0)	(421.1)
Foreign currency	—	(3.2)	—	(3.2)
Balance, end of year	$ 1,185.1	$ 37.0	$ 1,337.9	$ 2,560.0

	December 31, 2024					
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Dental and Vision	Total Unum US
	(in millions of dollars)					
Balance, beginning of year	$ 63.6	$ 48.9	$ 610.6	$ 497.8	$ 11.3	$ 1,232.2
Capitalization	62.2	40.6	120.2	83.4	14.5	320.9
Amortization expense	(64.7)	(38.4)	(116.5)	(60.0)	(12.9)	(292.5)
Balance, end of year	$ 61.1	$ 51.1	$ 614.3	$ 521.2	$ 12.9	$ 1,260.6

Note 8 - Deferred Acquisition Costs - Continued

	December 31, 2023					
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Dental and Vision	Total Unum US
	(in millions of dollars)					
Balance, beginning of year	$ 61.0	$ 49.3	$ 601.0	$ 464.4	$ 9.4	$ 1,185.1
Capitalization	60.2	38.6	115.8	87.4	12.7	314.7
Amortization expense	(57.6)	(39.0)	(106.2)	(54.0)	(10.8)	(267.6)
Balance, end of year	$ 63.6	$ 48.9	$ 610.6	$ 497.8	$ 11.3	$ 1,232.2

	December 31, 2022					
	Group Disability	Group Life and AD&D	Voluntary Benefits	Individual Disability	Dental and Vision	Total Unum US
	(in millions of dollars)					
Balance, beginning of year	$ 60.9	$ 53.9	$ 588.6	$ 441.8	$ 7.7	$ 1,152.9
Capitalization	53.1	37.3	100.0	72.0	10.7	273.1
Amortization expense	(53.0)	(41.9)	(87.6)	(49.4)	(9.0)	(240.9)
Balance, end of year	$ 61.0	$ 49.3	$ 601.0	$ 464.4	$ 9.4	$ 1,185.1

During the third quarters of 2024 and 2023, we updated our policyholder lapse and mortality assumptions used to develop the future amortization for DAC for the Unum US voluntary benefits product line and the Colonial Life segment. During the third quarter of 2022, we updated our policyholder lapse and mortality assumptions used to develop the future amortization for DAC for the Unum US individual disability and voluntary benefits product lines as well as for the Colonial Life segment. These assumption updates were consistent with the related assumption updates for the liability for future policy benefits.

Note 9 - Income Tax

Total income tax expense (benefit) is allocated as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Net Income	$ 472.2	$ 356.3	$ 342.8
Stockholders' Equity - Accumulated Other Comprehensive Income (Loss)			
Change in Net Unrealized Gain (Loss) on Securities	(226.6)	300.6	(1,890.8)
Change in the Effect of Discount Rate Assumptions on the Liability for Future Policy and Contract Benefits, Net of Reinsurance	488.9	(256.5)	2,385.1
Change in Net Gain (Loss) on Derivatives	(51.5)	(17.0)	(19.2)
Change in Foreign Currency Translation Adjustment	1.1	0.9	(0.1)
Change in Unrecognized Pension and Postretirement Benefit Costs	12.0	(2.7)	18.9
Total	$ 696.1	$ 381.6	$ 836.7

A reconciliation of the income tax provision at the U.S. federal statutory rate to the income tax rate as reported in our consolidated statements of income is as follows:

	Year Ended December 31		
	2024	2023	2022
Statutory Income Tax	21.0 %	21.0 %	21.0 %
Policyholder Reserves	0.3	(0.6)	(1.7)
Other Items, Net	(0.3)	1.3	0.3
Effective Tax	21.0 %	21.7 %	19.6 %

Note 9 - Income Tax - Continued

Our net deferred tax asset consists of the following. Certain prior year amounts have been reclassified to conform to current presentation.

	December 31	
	2024	2023
	(in millions of dollars)	
Deferred Tax Asset		
Invested Assets	$ 593.2	$ 354.5
Reserves	—	462.6
Employee Benefits	146.3	161.9
Other	36.8	35.8
Gross Deferred Tax Asset	776.3	1,014.8
Less: Valuation Allowance	12.1	11.0
Net Deferred Tax Asset	764.2	1,003.8
Deferred Tax Liability		
Deferred Acquisition Costs	167.0	175.1
Reserves	85.9	—
Cost of Reinsurance	110.4	119.7
Other	62.2	86.6
Gross Deferred Tax Liability	425.5	381.4
Net Deferred Tax Asset	$ 338.7	$ 622.4

Note 9 - Income Tax - Continued

Our consolidated statements of income include amounts subject to both domestic and foreign taxation. The income and related tax expense (benefit) are as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Income Before Tax			
Domestic	$ 2,129.5	$ 1,506.2	$ 1,596.8
Foreign	121.8	133.9	153.2
Total	$ 2,251.3	$ 1,640.1	$ 1,750.0
Current Tax Expense (Benefit)			
Federal	$ 393.1	$ 440.4	$ 306.5
State and Local	(8.5)	(2.5)	12.7
Foreign	47.5	14.1	154.3
Total	432.1	452.0	473.5
Deferred Tax Expense (Benefit)			
Federal	59.8	(106.2)	42.7
State and Local	(0.6)	(1.5)	1.1
Foreign	(19.1)	12.0	(174.5)
Total	40.1	(95.7)	(130.7)
Total Tax Expense	$ 472.2	$ 356.3	$ 342.8

On June 10, 2021, the Finance Act 2021 was enacted, resulting in a U.K. tax increase from 19 percent to 25 percent, effective April 1, 2023.

As of December 31, 2024, our plans for future repatriations of cash from our foreign subsidiaries can include no more than the amount of capital above that which is required by foreign regulatory capital requirements. The remainder of our investment in our foreign subsidiaries is indefinitely reinvested.

Our consolidated statements of income include the following changes in unrecognized tax benefits.

	December 31		
	2024	2023	2022
	(in millions of dollars)		
Balance at Beginning of Year	$ 156.7	$ 177.4	$ 198.8
Decreases for Tax Positions Related to Prior Years	(20.7)	(20.7)	(21.0)
Lapse of the Applicable Statute of Limitations	—	—	(0.4)
Balance at End of Year	136.0	156.7	177.4
Less Tax Attributable to Temporary Items Included Above	(21.2)	(42.4)	(63.5)
Total Unrecognized Tax Benefits That if Recognized Would Affect the Effective Tax Rate	$ 114.8	$ 114.3	$ 113.9

Note 9 - Income Tax - Continued

In 2018, we recorded $261.1 million gross unrecognized tax benefits for a policyholder reserves position taken on our 2017 federal tax return, which if recognized, would decrease our tax expense by $112.9 million. The balances of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility are $21.2 million at December 31, 2024, $42.4 million at December 31, 2023, and $63.5 million at December 31, 2022. It is reasonably possible that this item could reverse in the next 12 months following review by the IRS. We recognize interest expense and penalties, if applicable, related to unrecognized tax benefits in tax expense. We recognized $13.2 million, $12.2 million, and $7.8 million of interest expense related to unrecognized tax benefits during 2024, 2023, and 2022, respectively. The liability for net interest expense on uncertain tax positions was approximately $59.4 million, $46.2 million, and $34.0 million as of December 31, 2024, 2023, and 2022, respectively.

We file federal and state income tax returns in the United States and in foreign jurisdictions. Tax year 2017 and tax years subsequent to 2018 remain subject to examination by the IRS. All major foreign jurisdictions remain subject to examination for tax years subsequent to 2022 with the exception of Poland for which tax years subsequent to 2018 remain subject to examination. We believe sufficient provision has been made for all potential adjustments for years that are not closed by the statute of limitations in all major tax jurisdictions and that any such adjustments would not have a material adverse effect on our financial position, liquidity, or results of operations.

We file state income tax returns in nearly every state in the United States. Tax years subsequent to 2019 remain subject to examination depending on the statute of limitation established by the various states, which is generally three to four years.

As of December 31, 2024, we have no federal net operating loss or capital loss carryforwards. We have net operating loss carryforwards for state and local income tax of approximately $182.9 million, most of which is expected to expire unused between 2025 and 2044.

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. Our valuation allowance was $12.1 million and $11.0 million at December 31, 2024 and 2023, respectively, the majority of which related to our cumulative deferred state income tax benefits. The de minimis remaining amount of our valuation allowance relates to unrealized tax losses on buildings which we own and occupy in the U.K. We recorded an increase in our valuation allowance of $1.1 million during 2024 and $0.7 million in 2023, primarily in other comprehensive income.

Total income taxes paid during 2024, 2023, and 2022 were $376.0 million, $446.0 million, and $375.0 million respectively.

Note 10 - Debt

Debt consists of the following:

			December 31	
			2024	2023
	Interest Rates	Maturities	(in millions of dollars)	
Long-term Debt				
Outstanding Principal				
Senior Notes issued 1998	6.750 - 7.250%	2028	$ 335.8	$ 335.8
Senior Notes issued 2002	7.375%	2032	39.5	39.5
Senior Notes issued 2012 and 2016	5.750%	2042	500.0	500.0
Senior Notes issued 2015	3.875%	2025	—	275.0
Senior Notes issued 2019	4.000%	2029	400.0	400.0
Senior Notes issued 2019	4.500%	2049	450.0	450.0
Senior Notes issued 2021	4.125%	2051	600.0	600.0
Senior Notes issued 2024	4.046%	2041	400.0	—
Senior Notes issued 2024	6.000%	2054	400.0	—
Medium-term Notes issued 1990 - 1996	7.190%	2028	18.5	18.5
Junior Subordinated Debt Securities issued 1998	7.405%	2038	189.7	189.7
Junior Subordinated Debt Securities issued 2018	6.250%	2058	300.0	300.0
Term Loan issued 2022	Variable	2027	—	350.0
Unamortized Net Premium (Discount)			(131.3)	2.5
Unamortized Debt Issuance Costs			(37.0)	(30.6)
Total Long-term Debt			$ 3,465.2	$ 3,430.4
Short-term Debt				
Outstanding Principal				
Senior Notes issued 2015	3.875%	2025	275.0	—
Unamortized Net Discount			(0.2)	—
Unamortized Debt Issuance Costs			(0.2)	—
Total Short-term Debt			274.6	—
Total Debt			$ 3,739.8	$ 3,430.4

Debt is comprised of our unsecured notes, which consist of our senior notes and medium-term notes, and rank highest in priority, followed by our junior subordinated debt securities. The senior notes are callable and may be redeemed, in whole or in part, at any time. The medium-term notes are non-callable and the junior subordinated debt securities are callable under limited, specified circumstances.

The aggregate contractual principal maturities are $275.0 million in 2025, $354.3 million in 2028, $400.0 million in 2029 and $2,879.2 million thereafter.

Interest paid on long-term and short-term debt during 2024, 2023, and 2022 was $190.4 million, $183.6 million, and $172.9 million, respectively.

Note 10 - Debt - Continued

Unsecured Notes

In June 2024, we issued $400.0 million of 6.000% senior notes due 2054.

In August 2022, we redeemed $350.0 million aggregate principal amount of our 4.000% senior notes due 2024, for which we incurred costs of $3.0 million

There are no significant financial covenants associated with our unsecured notes.

Term Loan Facility

In August 2022, we entered into a five-year $350.0 million senior unsecured delayed draw term loan facility with a syndicate of lenders. Also in August 2022, we drew the entire amount of the term loan facility, which was scheduled to mature in August 2027 and was callable and could be redeemed at par at any time. Amounts due under the term loan facility incurred interest based on the prime rate, the federal funds rate, or the Secured Overnight Financing Rate (SOFR). The proceeds from the term loan facility were used to redeem $350.0 million aggregate principal amount of our 4.000% senior notes due 2024. In June 2024 in tandem with the issuance of our 6.000% senior notes, the aggregate principal amount of outstanding indebtedness under our senior unsecured delayed draw term loan facility was repaid, and subsequently terminated.

Prior to the termination of our term loan facility, the borrowings on the facility were subject to financial covenants, negative covenants, and events of default that are customary. The two primary financial covenants included limitations based on our leverage ratio and consolidated net worth, but we were also subjected to covenants that limit subsidiary indebtedness.

Junior Subordinated Debt Securities

In 1998, Provident Financing Trust I (the Trust), a 100 percent-owned finance subsidiary of Unum Group, issued $300.0 million of 7.405% capital securities due 2038 in a public offering. These capital securities are fully and unconditionally guaranteed by Unum Group, have a liquidation value of $1,000 per capital security, and have a mandatory redemption feature under certain circumstances. In connection with the capital securities offering, Unum Group issued to the Trust 7.405% junior subordinated deferrable interest debentures due 2038. The Trust is a variable interest entity of which Unum Group is not the primary beneficiary. Accordingly, the capital securities issued by the Trust are not included in our consolidated financial statements and our liability represents the junior subordinated debt securities owed to the trust which is recorded in long-term debt. The sole assets of the Trust are the junior subordinated debt securities. The retirement of any liquidation amount regarding the capital securities by the Trust results in a corresponding retirement of principal amount of the junior subordinated debt securities.

In September 2022, pursuant to privately negotiated transactions, we purchased, and the Trust retired, $14.0 million aggregate liquidation amount of the Trust's 7.405% capital securities due 2038, which resulted in the reduction of a corresponding principal amount of our 7.405% junior subordinated debt securities due 2038 then held by the Trust. We incurred costs of $1.2 million related to the early retirement of the junior subordinated debt securities.

P-Caps Trust and Notes Issuance

During November 2021, we entered into a 20-year facility agreement with a Delaware statutory trust (the P-Caps Trust), in connection with the sale by the P-Caps Trust of $400.0 million of pre-capitalized trust securities (P-Caps) in a Rule 144A private placement. The P-Caps Trust invested the proceeds from the sale of the P-Caps in a portfolio of principal and interest strips of U.S. Treasury securities (the Trust Assets). The facility agreement gave us the right to issue and require the P-Caps Trust to purchase, on one or more occasions, up to $400.0 million of our 4.046% senior notes due 2041 (the 2041 Senior Notes) in exchange for the Trust Assets. Under the facility agreement, we agreed to pay a semi-annual facility fee to the P-Caps Trust at a rate of 2.225% per year on the unexercised portion of the maximum amount of 2041 senior notes that we could issue and sell to the P-Caps Trust and to reimburse the P-Caps Trust for its expenses.

Note 10 - Debt - Continued

In October 2024, we exercised our issuance right in full under the facility agreement and issued $400.0 million of the 2041 Senior Notes to the P-Caps Trust in exchange for the Trust Assets, thereby triggering our recognition of the 2041 Senior Notes on our consolidated balance sheets. The Trust Assets had a fair value of $273.5 million when the 2041 Senior Notes were issued. We directed the trustee of the P-Caps Trust to dissolve the P-Caps Trust and to deliver the 2041 Senior Notes to the beneficial holders of the P-Caps pro rata in respect of each P-Cap which was a non-cash financing transaction. The 2041 Senior Notes are callable at or above par and rank equally in the right of payment with all of our other unsecured and unsubordinated debt. The net proceeds from the issuance of the 2041 Senior Notes and subsequent sale of the Trust Assets were used for share repurchases.

Credit Facilities

In April 2022, we amended and restated our existing credit agreement providing for a five-year $500.0 million senior unsecured revolving credit facility with a syndicate of lenders. The credit facility, which was previously set to expire in April 2024, was extended through April 2027. We may request that the lenders' aggregate commitments of $500.0 million under the facility be increased by up to an additional $200.0 million. Certain of our traditional U.S. life insurance subsidiaries, Unum Life Insurance Company of America (Unum America), Provident Life and Accident Insurance Company (Provident), and Colonial Life & Accident Insurance Company, joined the agreement and may borrow under the credit facility, and we can elect to add additional insurance subsidiaries to the facility at any later date. Any obligation of a subsidiary under the credit facility is several only and not joint and is subject to an unconditional guarantee by Unum Group. We may also request, on up to two occasions, that the lenders' commitment termination dates be extended by one year. The credit facility also provides for the issuance of letters of credit subject to certain terms and limitations. The credit facility provides for borrowings at an interest rate based on the prime rate, the federal funds rate or the SOFR. At December 31, 2024, there were no borrowed amounts outstanding under the credit facility and letters of credit totaling $0.4 million had been issued.

We have a five-year, £75.0 million senior unsecured standby letter of credit facility with a different syndicate of lenders, pursuant to which a syndicated letter of credit was issued in favor of Unum Limited (as beneficiary), our U.K. insurance subsidiary, and is available for drawings up to £75 million until its scheduled expiration in July 2026. The credit facility provides for borrowings at an interest rate based on the prime rate or the federal funds rate.

We have an additional five-year, £75.0 million senior unsecured standby letter of credit facility pursuant to which a standby letter of credit was issued in favor of Unum Limited (as beneficiary), our U.K. insurance subsidiary, and is available for drawings up to £75.0 million until its scheduled expiration in December 2028. In December 2023, as security for the senior standby letter of credit facility we had granted to the issuer of the standby letter of credit the right to exercise, if an event of default had occurred and was continuing, the issuance right under the facility agreement with the P-Caps Trust, up to a maximum of $200.0 million. In October 2024, prior to our exercise of the issuance right under the facility agreement with the P-Caps Trust, the assigned issuance right was forfeited in its entirety. The standby letter of credit facility provides for borrowings at an interest rate based on Sterling Overnight Index Average rate.

At December 31, 2024, there were no borrowed amounts outstanding under the standby letter of credit facilities or letters of credit. If drawings are made in the future, we may elect to borrow such amounts from the lenders pursuant to term loans made under the credit facilities.

Borrowings under the three credit facilities are subject to financial covenants, negative covenants, and events of default that are customary. The two primary financial covenants include limitations based on our leverage ratio and consolidated net worth. We are also subject to covenants that limit subsidiary indebtedness.

Note 11 - Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit (OPEB) Plans

We sponsor several defined benefit pension and OPEB plans for our employees, including non-qualified pension plans. The U.S. qualified and non-qualified defined benefit pension plans comprise the majority of our total benefit obligation and benefit cost. We maintain a separate defined benefit plan for eligible employees in our U.K. operation. The U.S. defined benefit pension plans were frozen and closed to new entrants on December 31, 2013, the OPEB plan was frozen and closed to new entrants on December 31, 2012, and the U.K. plan was frozen and closed to new entrants on December 31, 2002.

U.S. Pension Plan Annuity Purchase

In November 2023, we purchased a group annuity contract which transferred a portion of our U.S. qualified defined benefit pension plan obligation to a third party. Under the transaction, which was funded with plan assets, we transferred the responsibility for pension benefits and annuity administration for approximately 1,275 retirees or their beneficiaries receiving less than $700 in monthly benefit payments from the plan. This transfer resulted in a reduction in our U.S. qualified defined benefit pension plan obligation of approximately $72 million and is reflected in the Benefits and Expenses Paid line item within the following table regarding changes in our benefit obligation.

Amortization Period of Actuarial Gain or Loss and Prior Service Cost or Credit

Because all participants in the U.S., OPEB, and U.K. pension plans are considered inactive, we amortize the net actuarial gain or loss and prior service credit or cost for these plans over the average remaining life expectancy of the plans. As of December 31, 2024, the estimate of the average remaining life expectancy of the plans was approximately 23 years for the U.S., 12 years for the OPEB plan, and 28 years for the U.K. plan. Prior to 2024, we amortized the net actuarial gain or loss and prior service credit or cost for the OPEB plan over the average remaining future working lifetime for active participants in the plan.

Note 11 - Employee Benefit Plans - Continued

The following table provides the changes in the benefit obligation and fair value of plan assets and the funded status of the plans.

	Pension Benefits					
	U.S. Plans		U.K. Plan		OPEB	
	2024	2023	2024	2023	2024	2023
	(in millions of dollars)					
Change in Benefit Obligation						
Benefit Obligation at Beginning of Year	$ 1,575.3	$ 1,585.5	$ 172.3	$ 157.9	$ 79.0	$ 83.9
Service Cost	9.2	9.2	—	—	—	—
Interest Cost	82.9	87.9	7.6	7.7	4.0	4.5
Plan Participant Contributions	—	—	—	—	0.1	0.1
Actuarial Loss (Gain) [1]	(57.7)	61.0	(19.3)	3.8	(1.5)	(0.5)
Benefits and Expenses Paid	(91.1)	(168.3)	(5.9)	(5.7)	(8.8)	(9.0)
Change in Foreign Exchange Rates	—	—	(2.6)	8.6	—	—
Benefit Obligation at End of Year	$ 1,518.6	$ 1,575.3	$ 152.1	$ 172.3	$ 72.8	$ 79.0
Accumulated Benefit Obligation at December 31	$ 1,518.6	$ 1,575.3	$ 152.1	$ 172.3	N/A	N/A
Change in Fair Value of Plan Assets						
Fair Value of Plan Assets at Beginning of Year	$ 1,295.9	$ 1,308.3	$ 145.4	$ 140.5	$ 8.2	$ 8.5
Actual Return on Plan Assets	27.1	145.6	(12.1)	3.1	0.1	—
Employer Contributions	9.7	10.3	—	—	8.3	8.6
Plan Participant Contributions	—	—	—	—	0.1	0.1
Benefits and Expenses Paid	(91.1)	(168.3)	(5.9)	(5.7)	(8.8)	(9.0)
Change in Foreign Exchange Rates	—	—	(2.1)	7.5	—	—
Fair Value of Plan Assets at End of Year	$ 1,241.6	$ 1,295.9	$ 125.3	$ 145.4	$ 7.9	$ 8.2
Underfunded Status	$ 277.0	$ 279.4	$ 26.8	$ 26.9	$ 64.9	$ 70.8

[1] The actuarial gains recognized in 2024 for the U.S., U.K., and OPEB plans were driven by increases in the discount rate assumption. The actuarial losses recognized in 2023 for the U.S. and U.K. plans were driven by decreases in the discount rate assumption. Also contributing to the actuarial loss for the U.K. plan in 2023 was unfavorable plan experience resulting from a higher than expected rate of inflation. The actuarial gain recognized in 2023 for the OPEB plan was driven by favorable plan experience, mostly offset by a decrease in the discount rate assumption.

Note 11 - Employee Benefit Plans - Continued

The amounts recognized in our consolidated balance sheets for our pension and OPEB plans at December 31, 2024 and 2023 are as follows.

	Pension Benefits					
	U.S. Plans		U.K. Plan		OPEB	
	2024	2023	2024	2023	2024	2023
	(in millions of dollars)					
Current Liability	$ 9.4	$ 9.1	$ —	$ —	$ 0.7	$ 0.7
Noncurrent Liability	267.6	270.3	26.8	26.9	64.2	70.1
Underfunded Status	$ 277.0	$ 279.4	$ 26.8	$ 26.9	$ 64.9	$ 70.8
Unrecognized Pension and Postretirement Benefit Costs						
Net Actuarial Gain (Loss)	$ (496.0)	$ (510.2)	$ (91.7)	$ (95.0)	$ 21.2	$ 21.2
Prior Service Credit (Cost)	(0.5)	(0.6)	(0.2)	(0.2)	2.1	2.3
	(496.5)	(510.8)	(91.9)	(95.2)	23.3	23.5
Income Tax	200.1	211.2	21.4	22.2	3.4	3.4
Total Included in Accumulated Other Comprehensive Income (Loss)	$ (296.4)	$ (299.6)	$ (70.5)	$ (73.0)	$ 26.7	$ 26.9

The following table provides the changes recognized in other comprehensive income for the years ended December 31, 2024 and 2023.

	Pension Benefits					
	U.S. Plans		U.K. Plan		OPEB	
	2024	2023	2024	2023	2024	2023
	(in millions of dollars)					
Accumulated Other Comprehensive Income (Loss) at Beginning of Year	$ (299.6)	$ (304.9)	$ (73.0)	$ (64.4)	$ 26.9	$ 35.2
Net Actuarial Gain (Loss)						
Amortization	14.6	15.2	2.9	2.5	(1.1)	(10.5)
All Other Changes	(0.4)	(7.6)	0.4	(13.8)	1.1	0.1
Prior Service Credit (Cost)						
Amortization	0.1	—	—	—	(0.2)	(0.2)
Change in Income Tax	(11.1)	(2.3)	(0.8)	2.7	—	2.3
Accumulated Other Comprehensive Income (Loss) at End of Year	$ (296.4)	$ (299.6)	$ (70.5)	$ (73.0)	$ 26.7	$ 26.9

Plan Assets

The objective of our U.S. pension and OPEB plans is to maximize long-term return, within acceptable risk levels, in a manner that is consistent with the fiduciary standards of the Employee Retirement Income Security Act (ERISA), while maintaining sufficient liquidity to pay current benefits and expenses.

Our U.S. qualified defined benefit pension plan assets include a diversified blend of domestic, international, global, and emerging market equity securities, fixed income securities, opportunistic credit securities, real estate investments, alternative investments, and cash equivalents. Equity securities are comprised of funds and individual securities that are benchmarked against the respective indices specified below. International and global equity funds may allocate a certain percentage of assets to forward currency contracts. Fixed income securities include funds and U.S. government and agency asset-backed securities, treasury futures contracts, corporate investment-grade bonds, private placement securities, and bonds issued by states or other

Note 11 - Employee Benefit Plans - Continued

municipalities. Opportunistic credits consist of investments in funds that hold varied fixed income investments purchased at depressed values with the intention to later sell those investments for a gain. Real estate investments consist primarily of funds that hold commercial real estate investments. Alternative investments, which include private equity direct investments and private equity funds of funds, utilize proprietary strategies that are intended to have a low correlation to the U.S. stock market. Prohibited investments include, but are not limited to, unlisted securities, options, short sales, and investments in securities issued by Unum Group or its affiliates. We target approximately 38 percent to equity securities, 30 percent to fixed income securities, and 32 percent to opportunistic credits, alternative, and real estate investments. The invested asset classes, asset types, and benchmark indices for our U.S. qualified defined benefit pension plan is as follows.

Asset Class	Asset Type	Benchmark Indices
Equity Securities	Collective funds; Individual holdings	Morgan Stanley Capital International (MSCI) World Index
Fixed Income	Collective funds; Individual holdings	Bloomberg Barclays Long Corporate Index; Custom Index
Opportunistic Credits	Collective fund	Custom Index
Real Estate	Collective fund	Custom Index
Alternative Investments (Private Equity)	Fund of funds; Direct investments	Custom Index

The investment strategy for our U.K. plan includes increasing the funded ratio in a risk-controlled manner where the risk taken in the investment strategy reduces as the funded status of the plan increases. Assets for our U.K. plan are invested in a portfolio of diversified growth assets as well as a portfolio of fixed income and index-linked securities. The portfolio of growth assets consists of funds invested primarily in global equity securities, investment-grade and below-investment-grade fixed interest securities, including emerging market securities as well as diversified alternatives. The portfolio of fixed interest and index-linked securities are invested primarily in leveraged interest rate and inflation-linked gilt funds of varying durations designed to broadly match the interest rate and inflation sensitivities of the plan's liabilities. At December 31, 2024, our portfolio allocation was approximately 58 percent to growth assets and 42 percent to fixed interest and index-linked securities as we target a specified return on our plan assets. When the funded status of the plan increases, the hedge ratio of interest rate and inflation risk will increase with the intention of reducing funding level volatility. There are no categories of investments that are specifically prohibited by the U.K. plan, but there are general guidelines that ensure prudent investment action is taken. Such guidelines include the prevention of the plan from using derivatives for speculative purposes and limiting the concentration of risk in any one type of investment.

Assets for the OPEB plan are invested in life insurance contracts issued by one of our insurance subsidiaries. The assets support life insurance benefits payable to certain former retirees covered under the OPEB plan. The terms of these contracts are consistent in all material respects with those the subsidiary offers to unaffiliated parties that are similarly situated. There are no categories of investments specifically prohibited by the OPEB plan.

We believe our investment portfolios are well diversified by asset class and sector, with no undue risk concentrations in any one category.

Note 11 - Employee Benefit Plans - Continued

The categorization of fair value measurements by input level for the invested assets in our U.S. plans is shown below. The carrying values of investment-related receivables and payables approximate fair value due to the short-term nature of the securities and are not included in the following chart. Investments valued using NAV as a practical expedient are not required to be categorized by input level, but these investments are included as follows to reconcile to total invested assets.

	December 31, 2024				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV as a Practical Expedient	Total
	(in millions of dollars)				
Invested Assets					
Equity Securities:					
Global	$ 52.5	$ —	$ —	$ 372.3	$ 424.8
Fixed Income Securities:					
U.S. Government and Agencies[1]	234.5	(16.1)	—	—	218.4
Corporate	—	—	—	124.1	124.1
Non-U.S. Emerging Markets	—	—	—	32.4	32.4
Opportunistic Credits	—	—	—	139.6	139.6
Real Estate	—	—	—	166.1	166.1
Alternative Investments:					
Private Equity Direct Investments	—	—	—	63.1	63.1
Private Equity Funds of Funds	—	—	—	35.2	35.2
Cash Equivalents	17.2	—	—	—	17.2
Total Invested Assets	$ 304.2	$ (16.1)	$ —	$ 932.8	$ 1,220.9

[1] U.S. Government and Agencies Fixed Income Securities includes derivative liabilities.

Note 11 - Employee Benefit Plans - Continued

	December 31, 2023				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV as a Practical Expedient	Total
	(in millions of dollars)				
Invested Assets					
Equity Securities:					
Global	$ 55.0	$ —	$ —	$ 390.8	$ 445.8
Fixed Income Securities:					
U.S. Government and Agencies[1]	215.9	40.8	—	—	256.7
Corporate	—	—	—	130.0	130.0
Non-U.S. Emerging Markets	—	—	—	27.9	27.9
Opportunistic Credits	—	—	—	150.6	150.6
Real Estate	—	—	—	162.8	162.8
Alternative Investments:					
Private Equity Direct Investments	—	—	—	68.5	68.5
Private Equity Funds of Funds	—	—	—	40.7	40.7
Cash Equivalents	16.0	—	—	—	16.0
Total Invested Assets	$ 286.9	$ 40.8	$ —	$ 971.3	$ 1,299.0

[1] U.S. Government and Agencies Fixed Income Securities includes derivative assets.

Level 1 investments consist of individual holdings that are valued based on unadjusted quoted prices from active markets for identical securities. Level 2 investments consist of individual holdings that are valued using either directly or indirectly observable inputs other than quoted prices from active markets.

Certain equity, opportunistic credit, and fixed-income securities are valued based on the NAV of the underlying holdings as of the reporting date. We made no adjustments to the NAV for 2024 or 2023. These investments have no unfunded commitments and no specific redemption restrictions.

Alternative investments are valued based on NAV one quarter in arrears and our real estate investments are valued based on NAV one month in arrears. We evaluate the need for adjustments to the NAV based on market conditions and discussions with fund managers in the period subsequent to the valuation date and prior to issuance of the financial statements. We made no adjustments to the NAV for 2024 or 2023. The private equity direct investments and private equity funds of funds generally cannot be redeemed by investors. Distributions of capital from the sale of underlying fund assets may occur at any time, but are generally concentrated between five and eight years from the formation of the fund. At December 31, 2024 and 2023, these investments had unfunded commitments of $15.2 million and $17.5 million, respectively.

Note 11 - Employee Benefit Plans - Continued

The categorization of fair value measurements by input level for the invested assets in our U.K. plan is shown below. Investments valued using NAV as a practical expedient are not required to be categorized by input level, but these investments are included as follows to reconcile to total invested assets.

	December 31, 2024				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV as a Practical Expedient	Total
	(in millions of dollars)				
Invested Assets					
Diversified Growth Assets	$ 25.6	$ —		$ 9.8	$ 35.4
Fixed Income and Index-linked Securities	50.5	—	—	—	50.5
Alternative Investments	—	—	—	34.5	34.5
Cash Equivalents	5.3	—	—	—	5.3
Total Invested Assets	$ 81.4	$ —	$ —	$ 44.3	$ 125.7

	December 31, 2023				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV as a Practical Expedient	Total
	(in millions of dollars)				
Invested Assets					
Diversified Growth Assets	$ 28.1	$ —	$ —	$ 5.9	$ 34.0
Fixed Income and Index-linked Securities	75.3	—	—	—	75.3
Alternative Investments	—	—	—	34.8	34.8
Cash Equivalents	1.3	—	—	—	1.3
Total Invested Assets	$ 104.7	$ —	$ —	$ 40.7	$ 145.4

The level 1 diversified growth assets and fixed interest and index-linked securities consist of individual funds that are valued based on unadjusted quoted prices from active markets for identical securities. Certain diversified growth assets were valued based on the NAV of the underlying holdings as of the reporting date. Alternative investments are valued based on NAV one quarter in arrears. We evaluate the need for adjustments to the NAV of the alternative investments based on an evaluation of cash flows in the period subsequent to the valuation date and prior to issuance of the financial statements. We made no adjustments to the NAV for 2024 or 2023. These investments generally cannot be redeemed by investors. These investments had unfunded commitments at December 31, 2024 and 2023 of $7.1 million and $9.9 million, respectively.

Note 11 - Employee Benefit Plans - Continued

The categorization of fair value measurements by input level for the assets in our OPEB plan is as follows:

	December 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in millions of dollars)			
Assets				
Life Insurance Contracts	$ —	$ —	$ 7.9	$ 7.9

	December 31, 2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in millions of dollars)			
Assets				
Life Insurance Contracts	$ —	$ —	$ 8.2	$ 8.2

The fair value is represented by the actuarial present value of future cash flows of the contracts.

Changes in our OPEB plan assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31, 2024				
	Beginning of Year	Actual Return on Plan Assets	Contributions	Net Benefits and Expenses Paid	End of Year
	(in millions of dollars)				
Life Insurance Contracts	$ 8.2	$ 0.1	$ 8.4	$ (8.8)	$ 7.9

	Year Ended December 31, 2023				
	Beginning of Year	Actual Return on Plan Assets	Contributions	Net Benefits and Expenses Paid	End of Year
	(in millions of dollars)				
Life Insurance Contracts	$ 8.5	$ —	$ 8.7	$ (9.0)	$ 8.2

For the years ended December 31, 2024 and 2023, the actual return on plan assets relates solely to investments still held at the reporting date. There were no transfers into or out of Level 3 during 2024 or 2023.

Note 11 - Employee Benefit Plans - Continued

Measurement Assumptions

We use a December 31 measurement date for each of our plans. The weighted average assumptions used in the measurement of our benefit obligations as of December 31 and our net periodic benefit costs for the years ended December 31 are as follows:

	Pension Benefits					
	U.S. Plans		U.K. Plan		OPEB	
	2024	2023	2024	2023	2024	2023
Benefit Obligations						
Discount Rate	5.80 %	5.40 %	5.50 %	4.50 %	5.80 %	5.40 %
Rate of Compensation Increase	N/A	N/A	2.50 %	2.40 %	N/A	N/A
Net Periodic Benefit Cost						
Discount Rate	5.40 %	5.70 %	4.50 %	4.80 %	5.40 %	5.70 %
Expected Return on Plan Assets	7.25 %	7.25 %	6.50 %	6.70 %	5.75 %	5.75 %
Rate of Compensation Increase	N/A	N/A	2.40 %	2.50 %	N/A	N/A

We set the discount rate assumption annually for each of our retirement-related benefit plans at the measurement date to reflect the yield on a portfolio of high quality fixed income corporate debt instruments matched against projected cash flows for future benefits.

Our long-term rate of return on plan assets assumption is selected from a range of probable return outcomes from an analysis of the asset portfolio. Our expectations for the future investment returns of the asset categories are based on a combination of historical market performance, evaluations of investment forecasts obtained from external consultants and economists, and current market yields. The methodology underlying the return assumption includes the various elements of the expected return for each asset class such as long-term rates of return, volatility of returns, and the correlation of returns between various asset classes. The expected return for the total portfolio is calculated based on the plan's strategic asset allocation. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. Risk tolerance is established through consideration of plan liabilities, plan funded status, and corporate financial condition.

Our mortality rate assumption reflects our best estimate, as of the measurement date, of the life expectancies of plan participants in order to determine the expected length of time for benefit payments. We derive our assumptions from industry mortality tables.

The expected return assumption for the life insurance reserve for our OPEB plan is based on full investment in fixed income securities with an average book yield of 5.01 percent and 4.46 percent in 2024 and 2023, respectively.

The rate of compensation increase assumption for our U.K. plan is generally based on periodic studies of compensation trends.

For our OPEB plan, at December 31, 2024 and 2023, the annual rates of increase in the per capita cost of covered postretirement health care benefits assumed for the next calendar year are 7.00 percent and 6.75 percent, respectively, for benefits payable to both retirees prior to Medicare eligibility as well as Medicare eligible retirees. The rates are assumed to change gradually to 5.00 percent by 2033 for measurement at December 31, 2024 and remain at that level thereafter. The annual rates of increase in the per capita cost of covered postretirement health benefits do not apply to retirees whose postretirement health care benefits are provided through an exchange.

Note 11 - Employee Benefit Plans - Continued

Net Periodic Benefit Cost

The following table provides the components of the net periodic benefit cost (credit) for the years ended December 31.

	Pension Benefits								
	U.S. Plans			U.K. Plan			OPEB		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	(in millions of dollars)								
Service Cost	$ 9.2	$ 9.2	$ 7.7	$ —	$ —	$ —	$ —	$ —	$ —
Interest Cost	82.9	87.9	67.2	7.6	7.7	5.0	4.0	4.5	3.0
Expected Return on Plan Assets	(91.3)	(92.0)	(105.9)	(8.4)	(8.5)	(10.9)	(0.4)	(0.5)	(0.5)
Amortization of:									
Net Actuarial Loss (Gain)	14.6	15.2	16.3	2.9	2.5	0.4	(1.1)	(10.5)	(1.0)
Prior Service Cost (Credit)	0.1	—	—	—	—	—	(0.2)	(0.2)	(0.2)
Total Net Periodic Benefit Cost (Credit)	$ 15.5	$ 20.3	$ (14.7)	$ 2.1	$ 1.7	$ (5.5)	$ 2.3	$ (6.7)	$ 1.3

The service cost component of net periodic pension and postretirement benefit cost (credit) is included as a component of compensation expense in our consolidated statements of income. All other components of net periodic pension and postretirement benefit cost (credit) are included in other expenses.

Benefit Payments

The following table provides expected benefit payments, which reflect expected future service, as appropriate.

	U.S. Plans	U.K. Plan	OPEB		
	(in millions of dollars)				
Year	Pension Benefits		Gross	Subsidy Payments	Net
2025	$ 87.7	$ 5.9	$ 8.8	$ —	$ 8.8
2026	91.9	6.1	8.4	—	8.4
2027	95.8	6.2	8.0	—	8.0
2028	99.2	6.4	7.6	—	7.6
2029	102.2	6.6	7.2	—	7.2
2030-2034	545.1	35.3	30.2	0.1	30.1

Funding Policy

The funding policy for our U.S. qualified defined benefit pension plan is to contribute an amount at least equal to the minimum contributions required under ERISA and other applicable laws, but generally not greater than the maximum amount that can be deducted for federal income tax purposes. During, 2024, we had no regulatory contribution requirements for our U.S. qualified defined benefit pension plan and made no voluntary contributions. We do not expect to have regulatory contribution requirements for our U.S. qualified defined benefit pension plan in 2025, but we reserve the right to make voluntary contributions during 2025. The funding policy for our U.S. non-qualified defined benefit pension plan, which is not subject to ERISA, is to contribute the amount necessary to satisfy the liabilities of the plan as they come due to participants. We expect to make contributions to the U.S. non-qualified defined benefit pension plan of approximately $10 million to fund the benefit payments in 2025.

Note 11 - Employee Benefit Plans - Continued

During, 2024, we had no regulatory contribution requirements for our U.K. defined benefit pension plan and made no voluntary contributions. We do not expect to have regulatory contribution requirements for our U.K. defined benefit pension plan in 2025, but we reserve the right to make voluntary contributions during 2025.

Our OPEB plan represents a non-vested, non-guaranteed obligation, and current regulations do not require specific funding levels for these benefits, which are comprised of retiree life, medical, and dental benefits. It is our practice to use general assets to pay medical and dental claims as they come due in lieu of utilizing plan assets for the medical and dental benefit portions of our OPEB plan.

Defined Contribution Plans

We offer a 401(k) plan to all eligible U.S. employees under which a portion of employee contributions is matched. We match dollar-for-dollar up to 5.0 percent of base salary and any recognized sales and performance-based incentive compensation for employee contributions into the plan. We also make an additional non-elective contribution of 4.5 percent of earnings for all eligible employees. The 401(k) plan remains in compliance with ERISA guidelines and continues to qualify for a “safe harbor” from most annual discrimination testing.

We also offer a defined contribution plan to all eligible U.K. employees and offer related employer contributions. If an employee elects to make a minimum contribution of at least 1.0 percent of their base salary, we match with a contribution of 8.0 percent. We increase our contribution to a maximum of 12.0 percent as the employee increases their contribution from 1.0 percent to 5.0 percent. We do not increase our contribution percentage on employee contributions in excess of 5.0 percent.

During the years ended December 31, 2024, 2023, and 2022, we recognized costs of $81.6 million, $74.3 million, and $70.9 million, respectively, for our U.S. defined contribution plan. We recognized costs of $6.6 million, $5.7 million, and $4.9 million in 2024, 2023, and 2022, respectively, for our U.K. defined contribution plan.

Note 12 - Stockholders' Equity and Earnings Per Common Share

Earnings Per Common Share

Net income per common share is determined as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars, except share data)		
Numerator			
Net Income	$ 1,779.1	$ 1,283.8	$ 1,407.2
Denominator (000s)			
Weighted Average Common Shares - Basic	187,497.7	196,659.7	200,647.2
Dilution for Assumed Exercises of Nonvested Stock Awards	571.5	942.3	1,462.2
Weighted Average Common Shares - Assuming Dilution	188,069.2	197,602.0	202,109.4
Net Income Per Common Share			
Basic	$ 9.49	$ 6.53	$ 7.01
Assuming Dilution	$ 9.46	$ 6.50	$ 6.96

We compute basic earnings per share by dividing net income by the weighted average number of common shares outstanding for the period. In computing earnings per share assuming dilution, we include potential common shares that are dilutive (those that reduce earnings per share). We use the treasury stock method to account for the effect of nonvested stock success units and

Note 12 - Stockholders' Equity and Earnings Per Common Share - Continued

nonvested restricted stock units on the computation of diluted earnings per share. Under this method, the potential common shares from nonvested stock success units and nonvested restricted stock units will each have a dilutive effect, as individually measured, when the average market price of Unum Group common stock during the period exceeds the grant price of the nonvested stock success units and nonvested restricted stock units. Potential common shares not included in the computation of diluted earnings per share because the impact would be antidilutive, approximated 0.1 million, 0.5 million, and 0.1 million for the years ended December 31, 2024, 2023, and 2022, respectively. See Note 13 for further discussion of our stock-based compensation plans.

Common Stock

As part of our capital deployment strategy, we may repurchase shares of Unum Group's common stock, as authorized by our board of directors. The timing and amount of repurchase activity is based on market conditions and other considerations, including the level of available cash, alternative uses for cash, and our stock price.

Our board of directors has authorized the following repurchase programs:

	February 2025 Authorization	July 2024 Authorization[1]	October 2023 Authorization[2]	December 2022 Authorization[3]	October 2021 Authorization
			(in millions)		
Effective Date	April 1, 2025	August 1, 2024	January 1, 2024	January 1, 2023	October 25, 2021
Expiration Date	None	March 31, 2025	July 31, 2024	December 31, 2023	December 31, 2022
Authorized Repurchase Amount	$ 1,000.0	$ 1,000.0	$ 500.0	$ 250.0	$ 250.0
Cost of Shares Repurchased Under Repurchase Program	—	506.8	464.2	250.0	250.0
Unused and Expired	—	—	35.8	—	—
Remaining Repurchase Amount at December 31, 2024	Not yet effective	$ 493.2	$ —	$ —	$ —

[1]Concurrent with the announcement of the February 2025 repurchase program, we also announced the termination of the July 2024 program as of March 31, 2025, and any unused amounts under that program will expire as of that date.
[2]Concurrent with the announcement of the July 2024 repurchase program, we also announced the termination of the October 2023 program as of July 31, 2024, and all unused amounts under that program expired as of that date.
[3]In February 2023, the December 2022 program was modified to increase the authorized repurchase amount from $200.0 million to $250.0 million.

In August 2022, the Inflation Reduction Act was signed into law in the U.S. and imposed a one percent excise tax on corporate stock repurchases effective January 1, 2023. This excise tax is recorded as part of the cost basis of treasury stock and is assessed on the fair market value of stock repurchases reduced by the fair market value of any shares issued during the period.

Note 12 - Stockholders' Equity and Earnings Per Common Share - Continued

Common stock repurchases, which are accounted for using the cost method and classified as treasury stock until otherwise retired, were as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions)		
Shares Repurchased	15.7	5.7	5.7
Cost of Shares Repurchased[1]	$ 979.3	$ 252.0	$ 200.1

[1] Includes $80.3 million related to shares which settled in February 2025 in connection with the November 2024 accelerated share repurchase agreement (ASR), a de minimis amount of commissions for the year ended December 31, 2024, and $0.1 million of commissions for the years ended December 31, 2023 and 2022. Also includes $8.3 million and $1.9 million of excise tax for the years ended December 31, 2024 and 2023, respectively. There were no excise taxes during the year ended December 31, 2022.

As a part of our share repurchase program, we periodically enter into ASRs. Under the terms of these agreements, we make a prepayment to a financial counterparty for which we receive an initial delivery of approximately 75 percent of the total Unum Group common stock to be delivered under the agreement. We simultaneously enter into a forward contract indexed to the price of Unum Group common stock, which subjects the transactions to a future price adjustment. Under the terms of the agreements, we are to receive, or be required to pay, a price adjustment based on the volume weighted average price of Unum Group common stock during the term of the agreement, less a discount. Any price adjustment payable to us is settled in shares of Unum Group common stock. Any price adjustment we would be required to pay may be settled in either cash or common stock at our option. Details of our ASRs are as follows:

Prepayment Date	Prepayment Amount	Initial Share Delivery	Forward Contract Settlement Date	Shares Delivered to Settle Forward Contract
		(in millions)		
November 2024	$321.0	3.8	February 2025[1]	0.7
October 2024	$150.0	1.9	December 2024	0.3
July 2024	$150.0	2.2	September 2024	0.6
April 2024	$125.0	1.7	June 2024	0.7
January 2024	$100.0	1.6	March 2024	0.5
July 2023	$50.0	0.8	September 2023	0.2
February 2022	$50.0	1.3	April 2022	0.4

[1]The final price adjustment settlement, along with the delivery of the remaining shares, occurred in February 2025, resulting in the delivery to us of 0.7 million additional shares. As a result of the final settlement occurring subsequent to December 31, 2024, we recorded a decrease to additional paid-in capital within stockholders' equity on our consolidated balance sheet for the value of the shares held back by the counterparty as of December 31, 2024, which was reclassified to treasury stock in the first quarter of 2025 in connection with the final settlement of the agreement.

In December 2023, we retired 115.0 million shares of our treasury stock with a total cost of $3,642.5 million.

Preferred Stock

Unum Group has 25.0 million shares of preferred stock authorized with a par value of $0.10 per share. No preferred stock has been issued to date.

Note 13 - Stock-Based Compensation

Description of Stock Plans

Under the 2022 Stock Incentive Plan (the 2022 Plan), up to 6.8 million shares of common stock are available for awards to our employees, officers, consultants, and directors. Awards may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units, and other stock-based awards. Each award, under the 2022 plan is counted as 1.00 share. The exercise price for stock options issued cannot be less than the fair value of the underlying common stock as of the grant date. The maximum term of each stock option or stock appreciation right is ten years after the date of grant. At December 31, 2024, approximately 5.0 million shares were available for future grants under the 2022 Plan.

Under the Stock Incentive Plan of 2017 (the 2017 Plan), which was terminated in May 2022 for the purposes of any further grants, up to 17.0 million shares of common stock were available for awards to our employees, officers, consultants, and directors. Awards could be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units, and other stock-based awards. Each full-value award under the 2017 plan, defined as any award other than a stock option or stock appreciation right, were counted as 1.76 shares. Awards granted before the termination of the 2017 Plan remain outstanding in accordance with the plan's terms. Any shares subject to an outstanding award under the 2017 Plan that, after March 15, 2022, is not issued because the award is forfeited, terminates, expires or lapses without being exercised (as applicable), or is settled for cash, becomes available for issuance under the 2022 Plan. Stock options had a term of eight years after the date of grant and fully vested after three years.

We issue new shares of common stock for all of our stock plan vestings and exercises.

Stock Success Units (SSUs)

SSUs are classified as equity. As of December 31, 2024 and 2023, there were 86 thousand and 105 thousand shares of SSUs outstanding, respectively, with a weighted average grant date fair value of $18.78 per share. There were no issuances of SSUs during 2024, 2023, or 2022. During 2024, 19 thousand shares of SSUs were forfeited. SSUs vest over a six year period, beginning at the date of grant. One-third of the SSUs are eligible for accelerated vesting on a cumulative basis at the end of each of the one-, three-, and five-year service periods that began on January 1, 2021, if certain performance goals are achieved. Forfeitable dividends on SSUs are accrued in the form of cash. Compensation cost for SSUs subject to accelerated vesting due to the achievement of certain performance conditions at the end of the one-, three-, and five-year service periods is recognized over the implicit service period.

No SSUs vested during 2024 or 2022. The total fair value of SSUs that vested during 2023 was $1.9 million. At December 31, 2024, we had $0.3 million of unrecognized compensation cost related to SSUs that will be recognized over a remaining weighted average period of 0.5 years.

Performance Share Units (PSUs)

PSUs are classified as equity. There were no new tranches of PSUs issued during 2024, 2023, or 2022. Vesting for the PSUs occurred at the end of a three-year period and was contingent upon our achievement of prospective company performance goals and our total shareholder return relative to a board-approved peer group during the three-year period. Actual performance, including modification for relative total shareholder return, could have resulted in the ultimate award of 40 percent to 180 percent of the initial number of PSUs issued, with the potential for no award if company performance goals had not been achieved during the three-year period. Forfeitable dividend equivalents on PSUs were accrued as cash.

PSU shares represent aggregate initial target awards and accrued dividend equivalents and do not reflect potential increases or decreases resulting from the application of the performance factor determined after the end of the performance periods. At December 31, 2022, the three-year performance period for the 2020 PSU grant was completed and the related shares vested, but the performance factor had not yet been applied. The performance factor, which exceeded 100 percent, was applied during the first quarter of 2023 and resulted in the granting and vesting of an additional 245 thousand shares. We had no outstanding PSUs at December 31, 2024, 2023, or 2022 and there were no PSUs forfeited during 2024.

Note 13 - Stock-Based Compensation - Continued

No PSUs vested during 2024 and the total fair value of PSUs vested during 2023 and 2022 was $5.8 million and $4.2 million, respectively. At December 31, 2024, we had no unrecognized compensation cost related to PSUs as there are no remaining PSUs outstanding. The estimated compensation expense was adjusted for actual performance experience and was recognized ratably during the service period when it became probable that the performance conditions would be satisfied. Compensation cost for PSUs subject to accelerated vesting at the date of retirement eligibility was recognized over the implicit service period.

The fair value of PSUs is estimated on the date of initial grant using the Monte-Carlo simulation model. Key assumptions used to value PSUs granted during 2020 are as follows:

	Year Ended December 31, 2020
Expected Volatility (based on our and our peer group historical daily stock prices)	23 %
Expected Life (equals the performance period)	3 years
Risk Free Interest Rate (based on U.S. Treasury yields at the date of grant)	0.85 %

Cash Incentive Units (CIUs)

CIUs are denominated and settled in cash, with each unit representing the right to receive one dollar. Vesting for the CIUs occurs at the end of a three-year period and is based upon prospective company performance measures and our total shareholder return relative to a board-approved peer group during the three-year period. We issued 9.5 million, 9.0 million, and 8.0 million CIUs during 2024, 2023, and 2022, respectively. However, actual performance, including the modification for relative total shareholder return, may result in an award of up to 200 percent of the initial number of CIUs issued.

Activity for CIUs, which are classified as a liability, is as follows:

	Units (000s)
Outstanding at December 31, 2023	17,028
Granted	16,187
Vested	(13,442)
Forfeited	(3,318)
Outstanding at December 31, 2024	16,455

At December 31, 2024, the three-year performance period for the 2022 CIU grant was completed and the related shares vested, but the performance factor had not yet been applied. The performance factor will be applied during the first quarter of 2025, with payments of awards at that time. Granted and vested amounts in the preceding table also include an adjustment to reflect the application of the performance factor to the 2021 CIU grant, which occurred during the first quarter of 2024.

At December 31, 2024 and 2023 the liability for CIUs was $36.2 million and $37.7 million, respectively. CIU payments made during 2024 totaled $13.9 million There were no CIU payments made during 2023 and 2022. At December 31, 2024, we had approximately $1.1 million of unrecognized compensation cost related to CIUs that will be recognized over a weighted average period of 1.7 years. The estimated compensation expense is adjusted for actual performance experience and is recognized ratably during the service period, or remaining service period, if and when it becomes probable that the performance conditions will be satisfied. Compensation cost for CIUs subject to accelerated vesting at the date of retirement eligibility is recognized over the implicit service period.

Note 13 - Stock-Based Compensation - Continued

The fair value of CIUs is estimated at each reporting period using the Monte-Carlo simulation model. Key assumptions used to value CIUs granted are as follows:

	Assumptions as of the Year Ended December 31, 2024	
	2024 Grant	2023 Grant
Expected Volatility (based on our and our peer group historical daily stock prices)	30 %	30 %
Expected Life (equals the performance period)	2 years	1 year
Risk Free Interest Rate (based on U.S. Treasury yields at the date of grant)	4.25 %	4.19 %

	Assumptions as of the Year Ended December 31, 2023	
	2023 Grant	2022 Grant
Expected Volatility (based on our and our peer group historical daily stock prices)	30 %	27 %
Expected Life (equals the performance period)	2 years	1 year
Risk Free Interest Rate (based on U.S. Treasury yields at the date of grant)	4.26 %	4.75 %

	Assumptions as of the Year Ended December 31, 2022	
	2022 Grant	2021 Grant
Expected Volatility (based on our and our peer group historical daily stock prices)	30 %	33 %
Expected Life (equals the performance period)	2 years	1 year
Risk Free Interest Rate (based on U.S. Treasury yields at the date of grant)	4.26 %	4.60 %

Restricted Stock Units (RSUs)

RSUs vest over a one to three-year service period, beginning at the date of grant, and the compensation cost is recognized ratably during the vesting period. Forfeitable dividend equivalents on RSUs are accrued as cash. Compensation cost for RSUs subject to accelerated vesting at the date of retirement eligibility is recognized over the implicit service period.

Activity for RSUs, which are classified as equity, is as follows:

	Shares (000s)	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	1,213	$ 35.51
Granted	825	49.57
Vested	(906)	37.88
Forfeited	(145)	40.71
Outstanding at December 31, 2024	987	44.31

During 2024, 2023, and 2022, we issued RSUs with a weighted average grant date fair value per share of $49.57, $45.56, and $28.21, respectively.

The total fair value of shares vested during 2024, 2023, and 2022 was $34.8 million, $49.9 million, and $28.0 million, respectively. At December 31, 2024, we had $26.5 million of unrecognized compensation cost related to RSUs that will be recognized over a weighted average period of 0.9 years.

Note 13 - Stock-Based Compensation - Continued

Cash-Settled RSUs

Cash-settled RSUs vested over a one to three-year service period, beginning at the date of grant, and the compensation cost was recognized ratably during the vesting period. Forfeitable dividends on cash-settled RSUs were accrued in the form of cash. Compensation cost for cash-settled RSUs subject to accelerated vesting at the date of retirement eligibility was recognized over the implicit service period.

There were no issuances of cash-settled RSUs during 2024, 2023, and 2022.

The amount payable per unit awarded is equal to the price per share of Unum Group's common stock at settlement of the award, and as such, we measured the value of the award each reporting period based on the current stock price. The effects of changes in the stock price during the service period were recognized as compensation cost over the service period. Changes in the amount of the liability due to stock price changes after the service period were recognized as compensation cost during the period in which the changes occurred. There was no remaining liability for cash-settled RSUs at December 31, 2024 and 2023. There were no cash-settled RSU payments during 2024. Cash-settled RSU payments made during 2023 and 2022 were $1.1 million and $0.6 million, respectively. At December 31, 2024, we had no unrecognized compensation cost related to cash-settled RSUs as there are no remaining cash-settled RSUs outstanding.

Expense

Compensation expense for the stock based plans, as reported in our consolidated statements of income, is as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Performance Share Units	$ —	$ 0.3	$ 5.7
Cash Incentive Units	12.4	21.7	12.8
Restricted Stock Units and Cash-Settled Restricted Stock Units	34.5	40.6	32.7
Stock Success Units	0.1	0.9	0.9
Other	0.8	0.6	0.6
Total Compensation Expense, Before Income Tax	$ 47.8	$ 64.1	$ 52.7
Total Compensation Expense, Net of Income Tax	$ 41.6	$ 57.5	$ 47.3

Cash received under all share-based payment arrangements for the years ended December 31, 2024, 2023, and 2022 was $6.0 million, $5.2 million, and $4.2 million, respectively.

Note 14 - Reinsurance

Reinsurance activity related to our premium income, policy benefits, and policy benefits remeasurement gain are as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Direct Premium Income	$ 10,732.1	$ 10,286.8	$ 9,893.6
Reinsurance Assumed	69.8	80.4	78.7
Reinsurance Ceded	(304.5)	(321.2)	(355.8)
Net Premium Income	$ 10,497.4	$ 10,046.0	$ 9,616.5
Direct Policy Benefits	$ 8,027.9	$ 8,001.8	$ 8,205.3
Reinsurance Assumed	152.5	138.7	135.1
Reinsurance Ceded	(700.2)	(828.6)	(798.3)
Net Policy Benefits	$ 7,480.2	$ 7,311.9	$ 7,542.1
Direct Policy Benefits - Remeasurement Gain	$ (546.8)	$ (49.2)	$ (372.5)
Reinsurance Assumed	2.2	(0.1)	36.4
Reinsurance Ceded	(17.7)	(5.5)	(211.4)
Net Policy Benefits - Remeasurement Gain	$ (562.3)	$ (54.8)	$ (547.5)

We exited a substantial portion of our Closed Block individual disability product line through two phases of a coinsurance and modified coinsurance reinsurance transaction with Commonwealth Annuity and Life Insurance Company (Commonwealth) that were executed in December 2020 and March 2021. In addition, we also entered into an agreement with Commonwealth whereby we will provide a 12-year volatility cover to Commonwealth for the active life cohort (ALR cohort) ceded as a part of the reinsurance transaction described above. At the end of the 12-year coverage period, Commonwealth will retain the risk for the remaining incidence and claims risk on the ALR cohort of the ceded business. Due to the nature of the volatility cover, the ALR cohort is accounted for under the deposit method on a GAAP basis. Reserves ceded to Commonwealth were $4,698.4 million and $5,143.4 million at December 31, 2024 and 2023, respectively. The deposit asset as of December 31, 2024 and 2023 was $282.3 million and $296.5 million, respectively. The unamortized cost of reinsurance related to the reinsurance transaction with Commonwealth was $508.1 million and $549.5 million at December 31, 2024 and 2023, respectively. We amortized the cost of reinsurance related to this transaction of $41.4 million, $44.1 million, and $50.3 million in 2024, 2023, and 2022, respectively.

As of December 31, 2024, Commonwealth accounted for 56 percent of the total reinsurance recoverable and the majority of our total cost of reinsurance. Commonwealth has an A rating by A.M. Best Company (AM Best) and has also established collateralized trust accounts for our benefit to secure its obligations. In addition, nine other major companies, which account for approximately 39 percent of our reinsurance recoverable, are also rated A or better by either AM Best or Standard & Poor's Ratings Services (S&P), or are fully securitized by letters of credit or investment-grade fixed maturity securities held in trust. Approximately 4 percent of our reinsurance recoverable is primarily related to business reinsured with other companies also rated A- or better by AM Best or S&P, with overseas entities with equivalent ratings, or backed by letters of credit or trust agreements, or through reinsurance arrangements wherein we retain the assets in our general account. Less than one percent of our reinsurance recoverable is held by companies either rated below A- by AM Best or S&P, or not rated.

Closed Block Long-Term Care and Unum US Individual Disability Reinsurance Transaction

On February 26, 2025, Unum America entered into a master transaction agreement with Fortitude Reinsurance Company Ltd. (Fortitude Re) which, subject to receipt of regulatory approvals and the satisfaction or waiver of other customary closing conditions, is expected to result in the execution of a coinsurance agreement (anticipated reinsurance agreement) during 2025.

Note 14 - Reinsurance - Continued

This anticipated reinsurance agreement is to reinsure a portion of our Closed Block long-term care insurance business and a portion of our Unum US individual disability business on a coinsurance basis to Fortitude Re. The anticipated reinsurance agreement represents approximately 21 percent of total Closed Block long-term care future policy benefits and approximately 15 percent of Unum US individual disability future policy benefits as of December 31, 2024. The transaction is expected to result in approximately $430 million pre-tax ceding commission paid to Fortitude Re. Fortitude Re will establish and maintain a collateralized trust account for the benefit of Unum America to secure its obligations under the anticipated reinsurance agreement.

Immediately prior to entering into the anticipated reinsurance agreement with Fortitude Re, Unum America will recapture the aforementioned Closed Block long-term care business from Fairwind Reinsurance Company (Fairwind), an affiliated captive reinsurer, and assume the aforementioned Unum US individual disability business from Provident, an affiliate.

Note 15 - Segment Information

We have three principal operating segments: Unum US, Unum International, and Colonial Life. Our other operating segments are Closed Block and Corporate.

The Unum US segment is comprised of group disability, group life and accidental death and dismemberment, and supplemental and voluntary lines of business. The group disability line of business includes long-term and short-term disability, medical stop-loss, and fee-based service products. The supplemental and voluntary line of business includes voluntary benefits, individual disability, and dental and vision products. These products, excluding medical stop-loss which is no longer actively marketed as of the third quarter of 2024, are marketed through our field sales personnel who work in conjunction with independent brokers and consultants.

The Unum International segment is comprised of our operations in both the United Kingdom and Poland. Our Unum UK products include insurance for group long-term disability, group life, and supplemental lines of business which include dental, critical illness, and individual disability products. Our Unum Poland products include insurance for individual and group life with accident and health riders. Unum International's products are sold primarily through field sales personnel and independent brokers and consultants.

The Colonial Life segment includes insurance for accident, sickness, and disability products, which includes dental and vision products, life products, and cancer and critical illness. These products are marketed to employees, on both a group and an individual basis, at the workplace through an independent contractor agent sales force and brokers.

The Closed Block segment consists of group and individual long-term care, and other insurance products no longer actively marketed. We discontinued offering individual long-term care in 2009 and group long-term care in 2012. Other insurance products include individual disability, group pension, individual life and corporate-owned life insurance, reinsurance pools and management operations, and other miscellaneous product lines.

The Corporate segment includes investment income on corporate assets not specifically allocated to a line of business, interest expense on corporate debt, and certain other corporate income and expenses not allocated to a line of business.

Premium income is primarily derived from sources in the United States, the United Kingdom, and Poland. There are no material revenues or assets attributable to foreign operations other than those reported in our Unum International segment.

Our Chief Executive Officer is the Chief Operating Decision Maker (CODM). Our CODM evaluates the performance of our segments on the basis of "adjusted operating revenue" and "adjusted operating income" or "adjusted operating loss". The significant expense categories and amounts included within "adjusted operating income" or "adjusted operating loss" align with the segment level information that is regularly provided to the CODM. We believe adjusted operating revenue and adjusted operating income or loss are better performance measures and better indicators of the revenue and profitability and underlying trends in our business. As such, the CODM uses these performance measures to evaluate profitability, assist in resourcing decisions, and monitor budgeted versus actual results. These performance measures are in accordance with GAAP guidance for

Note 15 - Segment Information - Continued

segment reporting, but they should not be viewed as a substitute for total revenue, income before income tax, net income, or net loss.

Segment information is shown below.

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Premium Income			
Unum US			
Group Disability			
Group Long-term Disability	$ 2,086.1	$ 2,057.2	$ 1,911.7
Group Short-term Disability	1,084.0	1,012.3	926.3
Group Life and Accidental Death & Dismemberment			
Group Life	1,784.7	1,679.0	1,669.1
Accidental Death & Dismemberment	186.1	175.5	173.7
Supplemental and Voluntary			
Voluntary Benefits	879.2	850.1	833.7
Individual Disability	566.0	527.0	461.1
Dental and Vision	297.1	278.1	275.8
	6,883.2	6,579.2	6,251.4
Unum International			
Unum UK			
Group Long-term Disability	418.0	396.1	376.9
Group Life	211.3	169.3	138.2
Supplemental	165.6	141.5	114.0
Unum Poland	154.6	118.3	89.7
	949.5	825.2	718.8
Colonial Life			
Accident, Sickness, and Disability	969.5	946.1	948.9
Life	458.0	426.5	401.1
Cancer and Critical Illness	356.4	353.5	352.0
	1,783.9	1,726.1	1,702.0
Closed Block			
Long-term Care	696.1	696.0	697.4
All Other	184.7	219.5	246.9
	880.8	915.5	944.3
Total Premium Income	$ 10,497.4	$ 10,046.0	$ 9,616.5

Note 15 - Segment Information - Continued

	Year Ended December 31, 2024					
	Unum US	Unum International	Colonial Life	Closed Block	Corporate	Total
	(in millions of dollars)					
Premium Income	$ 6,883.2	$ 949.5	$ 1,783.9	$ 880.8	$ —	$ 10,497.4
Net Investment Income	632.2	128.8	161.5	1,148.9	58.6	2,130.0
Other Income	235.9	1.6	4.0	51.7	1.3	294.5
Adjusted Operating Revenue	$ 7,751.3	$ 1,079.9	$ 1,949.4	$ 2,081.4	$ 59.9	$ 12,921.9
Adjusted Policy Benefits[1]	$ 4,246.5	$ 693.6	$ 885.4	$ 1,629.6	$ —	$ 7,455.1
Adjusted Policy Benefits - Remeasurement Loss (Gain)[2]	(238.2)	(44.4)	(34.7)	112.4	—	(204.9)
Commissions	729.3	82.5	378.4	68.4	—	1,258.6
Interest and Debt Expense	—	—	—	—	201.1	201.1
Deferral of Acquisition Costs	(320.9)	(17.8)	(312.8)	—	—	(651.5)
Amortization of Deferred Acquisition Costs	292.5	9.5	219.0	—	—	521.0
Other Segment Items[3]	1,602.9	198.7	347.4	133.2	50.0	2,332.2
Adjusted Benefits and Expenses	$ 6,312.1	$ 922.1	$ 1,482.7	$ 1,943.6	$ 251.1	$ 10,911.6
Adjusted Operating Income (Loss)	$ 1,439.2	$ 157.8	$ 466.7	$ 137.8	$ (191.2)	$ 2,010.3

[1]Excludes the impact of non-contemporaneous reinsurance in the Closed Block segment.

[2]Excludes the reserve assumption updates for each reportable segment, except for the Corporate segment, that occurred during the third quarter.

[3]Excludes the amortization of the cost of reinsurance in the Closed Block segment and the loss on legal settlement in the Corporate segment. For each reportable segment, other segment items includes compensation, other personnel expenses, taxes, licenses and fees, depreciation, intangible asset amortization and other expenses. Depreciation and intangible asset amortization during 2024 was $85.0 million, $17.9 million, $15.1 million, $5.4 million, and $0.1 million for our Unum US, Unum International, Colonial Life, Closed Block and Corporate segments, respectively.

Note 15 - Segment Information - Continued

	Year Ended December 31, 2023					
	Unum US	Unum International	Colonial Life	Closed Block	Corporate	Total
	(in millions of dollars)					
Premium Income	$ 6,579.2	$ 825.2	$ 1,726.1	$ 915.5	$ —	$ 10,046.0
Net Investment Income	639.9	137.2	153.5	1,066.3	99.8	2,096.7
Other Income	220.5	1.6	1.2	52.6	3.3	279.2
Adjusted Operating Revenue	$ 7,439.6	$ 964.0	$ 1,880.8	$ 2,034.4	$ 103.1	$ 12,421.9
Adjusted Policy Benefits[1]	$ 4,221.2	$ 581.4	$ 877.1	$ 1,597.4	$ —	$ 7,277.1
Adjusted Policy Benefits - Remeasurement Loss (Gain)[2]	(283.9)	(19.5)	1.7	69.7	—	(232.0)
Commissions	664.4	72.5	359.4	73.8	—	1,170.1
Interest and Debt Expense	—	—	—	—	194.8	194.8
Deferral of Acquisition Costs	(314.7)	(14.6)	(302.9)	—	—	(632.2)
Amortization of Deferred Acquisition Costs	267.6	8.4	205.4	—	—	481.4
Other Segment Items[3]	1,529.5	177.7	340.0	128.6	54.7	2,230.5
Adjusted Benefits and Expenses	$ 6,084.1	$ 805.9	$ 1,480.7	$ 1,869.5	$ 249.5	$ 10,489.7
Adjusted Operating Income (Loss)	$ 1,355.5	$ 158.1	$ 400.1	$ 164.9	$ (146.4)	$ 1,932.2

[1]Excludes the impact of non-contemporaneous reinsurance in the Closed Block segment.

[2]Excludes the reserve assumption updates for each reportable segment, except for the Corporate segment, that occurred during the third quarter.

[3]Excludes the amortization of the cost of reinsurance in the Closed Block segment. For each reportable segment, other segment items includes compensation, other personnel expenses, taxes, licenses and fees, depreciation, intangible asset amortization and other expenses. Depreciation and intangible asset amortization during 2023 was $76.3 million, $14.6 million, $13.6 million, $5.2 million and $0.6 million for our Unum US, Unum International, Colonial Life, Closed Block and Corporate segments, respectively.

Note 15 - Segment Information - Continued

	Year Ended December 31, 2022					
	Unum US	Unum International	Colonial Life	Closed Block	Corporate	Total
	(in millions of dollars)					
Premium Income	$ 6,251.4	$ 718.8	$ 1,702.0	$ 944.3	$ —	$ 9,616.5
Net Investment Income	676.3	170.1	152.7	1,070.6	52.5	2,122.2
Other Income	196.3	0.9	1.1	58.0	4.8	261.1
Adjusted Operating Revenue	$ 7,124.0	$ 889.8	$ 1,855.8	$ 2,072.9	$ 57.3	$ 11,999.8
Adjusted Policy Benefits[1]	$ 4,429.6	$ 521.6	$ 926.6	$ 1,620.5	$ —	$ 7,498.3
Adjusted Policy Benefits - Remeasurement Loss (Gain)[2]	(287.9)	35.6	(45.3)	2.8	—	(294.8)
Commissions	614.4	56.3	340.0	75.7	—	1,086.4
Interest and Debt Expense	—	—	—	—	192.7	192.7
Deferral of Acquisition Costs	(273.1)	(12.0)	(271.8)	—	—	(556.9)
Amortization of Deferred Acquisition Costs	240.9	8.2	172.0	—	—	421.1
Other Segment Items[3]	1,427.5	146.1	321.4	122.0	28.9	2,045.9
Adjusted Benefits and Expenses	$ 6,151.4	$ 755.8	$ 1,442.9	$ 1,821.0	$ 221.6	$ 10,392.7
Adjusted Operating Income (Loss)	$ 972.6	$ 134.0	$ 412.9	$ 251.9	$ (164.3)	$ 1,607.1

[1]Excludes the impact of non-contemporaneous reinsurance in the Closed Block segment.

[2]Excludes the reserve assumption updates for each reportable segment, except for the Corporate segment, that occurred during the third quarter and the impact of non-contemporaneous reinsurance in the Closed Block segment.

[3]Excludes the amortization of the cost of reinsurance in the Closed Block segment. For each reportable segment, other segment items includes compensation, other personnel expenses, taxes, licenses and fees, depreciation, intangible asset amortization and other expenses. Depreciation and intangible asset amortization during 2022 was $75.7 million, $14.4 million, $15.0 million, $4.7 million, and $0.6 million for our Unum US, Unum International, Colonial Life, Closed Block and Corporate segments, respectively.

	December 31	
	2024	2023
	(in millions of dollars)	
Assets		
Unum US	$ 14,981.6	$ 15,561.1
Unum International	3,291.3	3,372.9
Colonial Life	4,964.2	4,830.4
Closed Block	33,376.0	35,272.8
Corporate	5,346.2	4,218.0
Total Assets	$ 61,959.3	$ 63,255.2

We report goodwill in our Unum US, Unum International, and Colonial Life segments, which are the segments expected to benefit from the originating business combinations. At December 31, 2024 and 2023 goodwill was $349.1 million and $349.9 million, respectively, with $280.0 million attributable to Unum US in each year, $41.4 million and $42.2 million, respectively, attributable to Unum International, and $27.7 million attributable to Colonial Life in each year.

Note 15 - Segment Information - Continued

We measure and analyze our segment performance on the basis of "adjusted operating revenue" and "adjusted operating income" or "adjusted operating loss", which differ from total revenue and income before income tax as presented in our consolidated statements of income due to the exclusion of investment gains or losses, the amortization of the cost of reinsurance, the impact of non-contemporaneous reinsurance, and reserve assumption updates as well as certain other items as specified in the reconciliations below. We believe adjusted operating revenue and adjusted operating income or loss are better performance measures and better indicators of the revenue and profitability and underlying trends in our business. These performance measures are in accordance with GAAP guidance for segment reporting, but they should not be viewed as a substitute for total revenue, income before income tax, net income, or net loss.

Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives. Investment gains or losses depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our segments. Our investment focus is on investment income to support our insurance liabilities as opposed to the generation of investment gains or losses. Although we may experience investment gains or losses which will affect future earnings levels, a long-term focus is necessary to maintain profitability over the life of the business since our underlying business is long-term in nature, and we need to earn the interest rates assumed in calculating our liabilities.

We exited a substantial portion of our Closed Block individual disability product line through the two phases of the reinsurance transaction that were executed in December 2020 and March 2021. As a result, we exclude the amortization of the cost of reinsurance that we recognized upon the exit of the business related to the policies on claim status as well as the impact of non-contemporaneous reinsurance that resulted from the adoption of ASU 2018-12. We believe that the exclusion of these items provides a better view of our results from our ongoing businesses.

During the third quarter of 2024, we incurred a loss of $15.3 million within our Corporate segment for the settlement of an employment-related matter. $4.9 million of the loss is recorded within compensation expense and $10.4 million of the loss is recorded within other expenses within the consolidated statements of income.

Cash flow assumptions used to calculate our liability for future policy benefits are reviewed at least annually and updated, as needed, with the resulting impact reflected in net income. While the effects of these assumption updates are recorded in the reporting period in which the review is completed, these updates reflect experience emergence and changes to expectations spanning multiple periods. We believe that by excluding the impact of reserve assumption updates we are providing a more comparable and consistent view of our quarterly results.

We may at other times exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace net income or net loss as a measure of our overall profitability.

See above and Notes 3, 6, and 14 for further discussion regarding the items specified in the reconciliation below.

Note 15 - Segment Information - Continued

A reconciliation of total revenue to "adjusted operating revenue" and income before income tax to "adjusted operating income" is as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Total Revenue	$ 12,887.3	$ 12,385.9	$ 11,984.1
Excluding:			
Net Investment Loss	(34.6)	(36.0)	(15.7)
Adjusted Operating Revenue	$ 12,921.9	$ 12,421.9	$ 11,999.8
Income Before Income Tax	$ 2,251.3	$ 1,640.1	$ 1,750.0
Excluding:			
Net Investment Loss	(34.6)	(36.0)	(15.7)
Amortization of the Cost of Reinsurance	(41.4)	(44.1)	(50.3)
Non-Contemporaneous Reinsurance	(25.1)	(34.8)	(34.4)
Reserve Assumption Updates	357.4	(177.2)	243.3
Loss on Legal Settlement	(15.3)	—	—
Adjusted Operating Income	$ 2,010.3	$ 1,932.2	$ 1,607.1

Note 16 - Commitments and Contingent Liabilities

Commitments

See Notes 2 and 3 for further discussion on certain of our investment commitments.

Contingent Liabilities

We are a defendant in a number of litigation matters that have arisen in the normal course of business, including the matters discussed below. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning our compliance with applicable insurance and other laws and regulations. Given the complexity and scope of our litigation and regulatory matters, it is not possible to predict the ultimate outcome of all pending investigations or legal proceedings or provide reasonable estimates of potential losses, except if noted in connection with specific matters.

In some of these matters, no specified amount is sought. In others, very large or indeterminate amounts, including punitive and treble damages, are asserted. There is a wide variation of pleading practice permitted in the United States courts with respect to requests for monetary damages, including some courts in which no specified amount is required and others which allow the plaintiff to state only that the amount sought is sufficient to invoke the jurisdiction of that court. Further, some jurisdictions permit plaintiffs to allege damages well in excess of reasonably possible verdicts. Based on our extensive experience and that of others in the industry with respect to litigating or resolving claims through settlement over an extended period of time, we believe that the monetary damages asserted in a lawsuit or claim bear little relation to the merits of the case, or the likely disposition value. Therefore, the specific monetary relief sought is not stated.

Unless indicated otherwise, reserves have not been established for litigation and contingencies. An estimated loss is accrued when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Claim Handling Matters

We and our insurance subsidiaries, in the ordinary course of our business, are engaged in claim litigation where disputes arise as a result of a denial or termination of benefits. Most typically these lawsuits are filed on behalf of a single claimant or policyholder, and in some of these individual actions punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. For our general claim litigation, we maintain reserves based on experience to satisfy judgments and settlements in the normal course. We expect that the ultimate liability, if any, with respect to general claim litigation, after consideration of the reserves maintained, will not be material to our consolidated financial condition. Nevertheless, given the inherent unpredictability of litigation, it is possible that an adverse outcome in certain claim litigation involving punitive damages could, from time to time, have a material adverse effect on our consolidated results of operations in a period, depending on the results of operations for the particular period.

From time to time class action allegations are pursued where the claimant or policyholder purports to represent a larger number of individuals who are similarly situated. Since each insurance claim is evaluated based on its own merits, there is rarely a single act or series of actions which can properly be addressed by a class action. Nevertheless, we monitor these cases closely and defend ourselves appropriately where these allegations are made.

Note 17 - Leases

We lease certain buildings and equipment under various noncancellable operating lease agreements. In addition, we have sub-lease agreements on a limited number of our building lease agreements. We have the option to renew the majority of our building leases and equipment leases at the end of the lease term at the fair rental value at the time of renewal.

We do not have any lease agreements or sub-lease agreements that contain variable lease payments. In addition, we do not have lease agreements or sub-lease agreements that contain residual value guarantees or impose any financial restrictions or covenants with the lessors.

Note 17 - Leases - Continued

Operating lease information is as follows:

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Lease Cost			
Operating Lease Cost	$ 17.3	$ 16.4	$ 19.6
Sublease Income	(1.7)	(1.5)	(1.1)
Total Lease Cost	$ 15.6	$ 14.9	$ 18.5
Other Information			
Cash Paid for Amounts Included in the Measurement of Lease Liabilities	$ 20.7	$ 20.3	$ 23.1
Weighted-Average Remaining Lease Term	5 years	5 years	6 years
Weighted-Average Discount Rate	5.19 %	4.85 %	4.32 %

As of December 31, 2024, aggregate undiscounted minimum lease payments and the reconciliation to our lease liability are as follows (in millions of dollars):

2025	$ 17.4
2026	15.9
2027	13.6
2028	12.4
2029	11.1
2030 and Thereafter	11.1
Total	81.5
Less Imputed Interest	12.1
Lease Liability	$ 69.4

The right-of-use asset was $45.1 million and $35.8 million at December 31, 2024 and 2023, respectively.

Note 18 - Statutory Financial Information

Statutory Net Income, Capital and Surplus, and Dividends

Statutory net income for U.S. life insurance companies is reported in conformity with statutory accounting principles prescribed by the National Association of Insurance Commissioners (NAIC) and adopted by applicable domiciliary state laws. The commissioners of the states of domicile have the right to permit other specific practices that may deviate from prescribed practices. In connection with a financial examination of Unum America, which closed at the end of the second quarter of 2020, the Maine Bureau of Insurance (MBOI) concluded that Unum America's long-term care statutory reserves were deficient by $2,100.0 million as of December 31, 2018, the financial statement date of the examination period. The amount reserves were deficient by changed over time based on changes in assumed reinvestment rates, policyholder inventories, premium rate increase activity, and the underlying growth in the locked in statutory reserve basis as well as updates to other long term actuarial assumptions. The MBOI granted permission to Unum America on May 1, 2020, to phase in the additional statutory reserves over seven years beginning with year-end 2020 and ending with year-end 2026.

The calculation of the premium deficiency reserve (PDR) reflects specific assumptions set by MBOI and has resulted in a significant margin above Unum America's best estimate assumptions. As of December 31, 2022, the gross PDR was $2,851 million and Unum America recognized a cumulative gross PDR of $1,191 million, resulting in $1,660 million remaining to be recognized. As of December 31, 2023, the gross PDR was $1,604 million, which was fully recognized by Unum America. As a result, Unum America submitted a withdrawal request to the MBOI for the permitted practice, and the withdrawal request was approved effective December 31, 2024.

If the permitted practice was not granted by the MBOI to phase in these additional statutory reserves, the impact to the risk-based capital ratio would have triggered a regulatory event for the years under examination prior to the year ended December 31, 2023. Our other traditional U.S. life insurance subsidiaries have no prescribed or permitted statutory accounting practices that differ materially from statutory accounting principles prescribed by the NAIC.

Our long-term care reserves and financial results reported under generally accepted accounting principles were not affected by the MBOI's examination conclusion.

Unum America cedes blocks of long-term care business to Fairwind, which is an affiliated captive reinsurance subsidiary (captive reinsurer) domiciled in the United States, with Unum Group as the ultimate parent. This captive reinsurer was established for the limited purpose of reinsuring risks attributable to specified policies issued or reinsured by Unum America.

Fairwind, which is domiciled in the state of Vermont, is required to follow GAAP in accordance with Vermont reporting requirements for pure captive insurance companies, unless the commissioner permits the use of some other basis of accounting. Fairwind has permission from Vermont to follow accounting practices that are generally consistent with current NAIC statutory accounting principles for its insurance reserves and invested assets supporting reserves. All other assets and liabilities are accounted for in accordance with GAAP, as prescribed by Vermont, which includes the full recognition of deferred tax assets which are more likely than not to be realized. Statutory accounting principles have a stricter limitation for the recognition of deferred tax assets. The impact of following the prescribed and permitted practices of Vermont rather than statutory accounting principles prescribed by the NAIC resulted in higher capital and surplus for Fairwind of approximately $334 million and $469 million as of December 31, 2024 and 2023, respectively.

Note 18 - Statutory Financial Information - Continued

The operating results and capital and surplus of our traditional U.S. life insurance subsidiaries and our captive reinsurer, prepared in accordance with prescribed or permitted accounting practices of the NAIC or states of domicile, are presented separately below.

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Combined Net Income (Loss)			
Traditional U.S. Life Insurance Subsidiaries	$ 1,322.4	$ 1,329.9	$ 965.4
Captive Reinsurer	$ 662.2	$ (318.3)	$ (432.2)
Combined Net Gain (Loss) from Operations, After Tax			
Traditional U.S. Life Insurance Subsidiaries	$ 1,337.0	$ 1,351.5	$ 965.4
Captive Reinsurer	$ 660.3	$ (279.4)	$ (428.6)

	December 31	
	2024	2023
	(in millions of dollars)	
Combined Capital and Surplus		
Traditional U.S. Life Insurance Subsidiaries	$ 3,909.7	$ 3,751.3
Captive Reinsurer	$ 1,931.6	$ 1,534.9

U.K. Solvency II, the system of prudential regulation applying in the U.K., prescribes capital requirements and risk management standards for the U.K. insurance industry. As derived from the most recent annual financial statements for December 31, 2023, based on U.K. Solvency II requirements, regulatory net income and eligible own funds available of our U.K. insurance subsidiary, Unum Limited, were £45.7 million and £767.1 million, respectively.

Risk-based capital (RBC) standards for U.S. life insurance companies are prescribed by the NAIC. The domiciliary states of our U.S. insurance subsidiaries have all adopted a version of the RBC model formula of the NAIC, which prescribes a system for assessing the adequacy of statutory capital and surplus for all life and health insurers. The basis of the system is a risk-based formula that applies prescribed factors to the various risk elements in a life and health insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. The life and health RBC formula is designed to measure annually (i) the risk of loss from asset defaults and asset value fluctuations, (ii) the risk of loss from adverse mortality and morbidity experience, (iii) the risk of loss from mismatching of asset and liability cash flow due to changing interest rates, and (iv) business risks. The formula is used as an early warning tool to identify companies that are potentially inadequately capitalized. State insurance laws grant insurance regulators the authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not meet or exceed certain RBC levels. The total adjusted capital of each of our U.S. insurance subsidiaries at December 31, 2024 is in excess of those RBC levels.

Restrictions under applicable state insurance laws limit the amount of dividends that can be paid to a parent company from its insurance subsidiaries in any 12-month period without prior approval by regulatory authorities. For life insurance companies domiciled in the U.S., that limitation generally equals, depending on the state of domicile, either ten percent of an insurer's statutory surplus with respect to policyholders as of the preceding year end or the statutory net gain from operations, excluding net realized capital gains and losses, of the preceding year. The payment of dividends to a parent company from a life insurance subsidiary is generally further limited to the amount of unassigned funds.

Based on the restrictions under current law, approximately $1,383 million is available, without prior approval by regulatory authorities, during 2025 for the payment of dividends to Unum Group from its traditional U.S. life insurance subsidiaries. The ability of our captive insurer to pay dividends to Unum Group will depend on the satisfaction of applicable regulatory requirements and on the performance of the business reinsured by Fairwind.

Note 18 - Statutory Financial Information - Continued

We also have the ability to receive dividends from our foreign subsidiaries, primarily in the U.K., for which the payment may be subject to applicable insurance company regulations and capital guidance. Approximately £140 million is considered distributable from Unum Limited during 2025, subject to local solvency standards and regulatory approval.

Deposits

At December 31, 2024 and 2023, our U.S. life insurance subsidiaries had on deposit with U.S. regulatory authorities securities with a book value of $119.3 million and $119.1 million, respectively, held for the protection of policyholders.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. We evaluated those controls based on the 2013 Internal Control - Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, these officers concluded that our disclosure controls and procedures were effective as of December 31, 2024.

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting encompasses the processes and procedures management has established to (i) maintain records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; (iii) provide reasonable assurance that receipts and expenditures are appropriately authorized; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, any projection of the evaluation of effectiveness to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting, based on criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that, as of December 31, 2024, we maintained effective internal control over financial reporting.

Attestation Report of the Company's Registered Public Accounting Firm

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included herein, audited the effectiveness of our internal control over financial reporting, as of December 31, 2024, and issued the attestation report included as follows.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Unum Group

Opinion on Internal Control Over Financial Reporting

We have audited Unum Group and Subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Unum Group and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chattanooga, Tennessee
February 27, 2025

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item with respect to directors is included under the caption "Information About the Board of Directors" in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this Item with respect to our executive officers is included under the caption "Information about our Executive Officers" contained herein in Item 1 and is incorporated herein by reference.

Our internet website address is www.unum.com. We have adopted corporate governance guidelines, a code of conduct applicable to all of our directors, officers and employees, and charters for the audit, human capital, governance, risk and finance and regulatory compliance committees of our board of directors in accordance with the requirements of the New York Stock Exchange (NYSE).

The information required by this Item with respect to a code of ethics for our chief executive officer and certain senior financial officers is included under the caption "Board and Committee Governance", sub-caption "Codes of Conduct and Ethics", in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this Item with respect to the audit committee and audit committee financial experts is included under the caption "Board and Committee Governance", sub-caption "Committees of the Board", in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference. In addition, information relating to the procedures by which our shareholders may recommend nominees to our board of directors is included under the caption "Corporate Governance", sub-caption "Process for Selecting and Nominating Directors", in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees and open market purchases by the Company, which we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations and any applicable listing standards. A copy of our Insider Trading Policy is filed with this report as Exhibit 19.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item with respect to executive compensation and compensation committee matters is included under the caption "Director Compensation", under the caption "Board and Committee Governance", sub-caption "Compensation Committee Interlocks and Insider Participation" and sub-captions "The Board's Role in Risk Oversight" and "Compensation Risk", and under the captions "Compensation Discussion and Analysis", "Compensation Committee Report", "Compensation Tables", "Post-Employment Compensation", "CEO Pay Ratio", and "Pay Versus Performance" in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the captions "Ownership of Company Securities", including sub-caption "Security Ownership of Certain Shareholders", in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this Item with respect to equity compensation plan information is included under the caption "Equity Compensation Plan Information" in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item with respect to director independence and transactions with related persons is included under the caption "Corporate Governance", sub-caption "Director Independence", and under the caption "Board and Committee Governance", sub-caption "Related Party Transactions and Policy", in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item with respect to fees paid to Ernst & Young LLP in 2024 and 2023 and our audit committee's pre-approval policies and procedures are included under the caption "Items to Be Voted On", sub-captions "Independent Auditor Fees" and "Policy for Pre-Approval of Audit and Non-Audit Services", in our definitive proxy statement for the 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of Documents filed as part of this report: Page

(1) Financial Statements

The following report and consolidated financial statements of Unum Group and Subsidiaries are included in Item 8.

(2) Financial Statement Schedules

Schedules not referred to have been omitted as inapplicable or because they are not required by Regulation S-X.

(3) Exhibits

SCHEDULE I--SUMMARY OF INVESTMENTS -
OTHER THAN INVESTMENTS IN RELATED PARTIES
as of December 31, 2024
Unum Group and Subsidiaries

Type of Investment	Cost or Amortized Cost (1)	Fair Value	Amount shown on the balance sheet
	(in millions of dollars)		
Fixed Maturity Securities:			
Bonds			
United States Government and Government Agencies and Authorities	$ 544.6	$ 530.5	$ 530.5
States, Municipalities, and Political Subdivisions	3,795.6	3,291.4	3,291.4
Foreign Governments	912.1	768.1	768.1
Public Utilities	5,525.0	5,292.9	5,292.9
Mortgage/Asset-Backed Securities[2]	949.4	917.2	917.2
All Other Corporate Bonds	26,535.2	24,822.2	24,822.2
Redeemable Preferred Stocks	8.0	7.6	7.6
Total Fixed Maturity Securities	38,269.9	$ 35,629.9	35,629.9
Mortgage Loans	2,240.6		2,224.5
Policy Loans	3,617.2		3,617.2
Other Long-term Investments			
Derivatives[3]	—		90.9
Perpetual Preferred and Equity Securities[4]	20.5		24.5
Private Equity Partnerships[4]	1,215.7		1,450.6
Miscellaneous Long-term Investments	128.4		128.4
Short-term Investments	2,540.3		2,540.3
Total Investments	$ 48,032.6		$ 45,706.3

(1) The amortized cost for fixed maturity securities and mortgage loans represents original cost reduced by repayments, write-downs from declines in fair value, amortization of premiums, and/or accretion of discounts. The amortized cost for these investments does not include allowance for credit losses.

(2) Includes credit-tranched securities collateralized by loan obligations, auto loans, and other asset types.

(3) Derivatives are carried at fair value.

(4) The difference between amortized cost and carrying value for private equity partnerships and perpetual preferred and equity securities primarily results from changes in the partnership owner's equity and the security's market valuation since acquisition, respectively.

SCHEDULE II--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Unum Group (Parent Company)

BALANCE SHEETS

	December 31	
	2024	2023
	(in millions of dollars)	
Assets		
Fixed Maturity Securities - at fair value (amortized cost: $545.0; $656.2)	$ 497.4	$ 596.1
Other Long-term Investments	32.7	27.0
Short-term Investments	1,397.5	970.9
Investment in Subsidiaries	12,982.0	11,663.6
Deferred Income Tax	122.5	118.1
Other Assets	620.0	593.6
Total Assets	$ 15,652.1	$ 13,969.3
Liabilities and Stockholders' Equity		
Liabilities		
Short-term Debt	$ 274.6	$ —
Long-term Debt	3,465.2	3,430.4
Pension and Postretirement Benefits	341.9	350.2
Other Liabilities	609.3	537.3
Total Liabilities	4,691.0	4,317.9
Stockholders' Equity		
Common Stock, $0.10 par		
Authorized: 725,000,000 shares		
Issued: 195,460,723 and 194,588,625 shares	19.5	19.4
Additional Paid-in Capital	1,489.6	1,547.8
Accumulated Other Comprehensive Loss	(2,523.7)	(3,308.0)
Retained Earnings	12,914.0	11,431.5
Treasury Stock - at cost: 16,871,752 and 1,216,528 shares	(938.3)	(39.3)
Total Stockholders' Equity	10,961.1	9,651.4
Total Liabilities and Stockholders' Equity	$ 15,652.1	$ 13,969.3

SCHEDULE II--CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)

Unum Group (Parent Company)

STATEMENTS OF INCOME

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Cash Dividends from Subsidiaries	$ 1,378.7	$ 1,581.1	$ 1,306.6
Non-Cash Dividends from Subsidiaries	33.0	—	23.0
Other Income	100.5	90.3	81.8
Total Revenue	1,512.2	1,671.4	1,411.4
Interest and Debt Expense	201.1	194.8	188.5
Cost Related to Early Retirement of Debt	—	—	4.2
Other Expenses	70.8	54.2	35.6
Total Expenses	271.9	249.0	228.3
Income of Parent Company Before Income Tax	1,240.3	1,422.4	1,183.1
Income Tax Expense (Benefit)	(33.7)	(9.5)	14.7
Income of Parent Company	1,274.0	1,431.9	1,168.4
Equity in Undistributed Earnings (Loss) of Subsidiaries	505.1	(148.1)	238.8
Net Income	1,779.1	1,283.8	1,407.2
Other Comprehensive Income, Net of Tax	784.3	140.3	1,716.3
Comprehensive Income	$ 2,563.4	$ 1,424.1	$ 3,123.5

SCHEDULE II--CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)

Unum Group (Parent Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2024	2023	2022
	(in millions of dollars)		
Cash Provided by Operating Activities	$ 1,358.2	$ 1,548.0	$ 1,250.2
Cash Flows from Investing Activities			
Proceeds from Sales and Maturities of Fixed Maturity Securities	378.0	97.1	192.1
Proceeds from Sales and Maturities of Other Investments	25.1	23.9	7.4
Purchase of Fixed Maturity Securities	(3.0)	(44.5)	(102.7)
Purchase of Other Investments	(16.1)	(23.4)	(32.0)
Net Purchases of Short-term Investments	(375.4)	(104.4)	(209.6)
Cash Distributions to Subsidiaries	(40.2)	(854.5)	(540.2)
Net Purchases of Property and Equipment	(91.1)	(113.1)	(94.0)
Cash Used by Investing Activities	(122.7)	(1,018.9)	(779.0)
Cash Flows from Financing Activities			
Short-term Debt Repayment	—	(2.0)	—
Issuance of Long-term Debt	391.6	—	349.2
Long-term Debt Repayment	(350.0)	—	(364.0)
Cost Related to Early Retirement of Debt	—	—	(3.6)
Issuance of Common Stock	6.0	5.2	4.0
Repurchase of Common Stock	(972.9)	(250.1)	(200.1)
Dividends Paid to Stockholders	(296.5)	(277.1)	(254.2)
Other, Net	(9.9)	—	0.7
Cash Used by Financing Activities	(1,231.7)	(524.0)	(468.0)
Increase in Cash	$ 3.8	$ 5.1	$ 3.2

SCHEDULE III--SUPPLEMENTARY INSURANCE INFORMATION

Unum Group and Subsidiaries

Segment	Deferred Acquisition Costs	Future Policy Benefits	Policyholders' Account Balances	Unearned Premiums
	(in millions of dollars)			
December 31, 2024				
Unum US	$ 1,260.6	$ 8,669.7	$ 675.7	$ 51.7
Unum International	53.0	2,163.0	—	165.5
Colonial Life	1,529.2	1,904.2	862.5	45.4
Closed Block	—	24,069.5	4,095.5	121.4
Total	$ 2,842.8	$ 36,806.4	$ 5,633.7	$ 384.0
December 31, 2023				
Unum US	$ 1,232.2	$ 9,419.1	$ 678.1	$ 54.6
Unum International	46.9	2,305.3	—	151.4
Colonial Life	1,435.4	1,997.8	869.8	44.5
Closed Block	—	26,287.2	4,119.8	129.7
Total	$ 2,714.5	$ 40,009.4	$ 5,667.7	$ 380.2

SCHEDULE III--SUPPLEMENTARY INSURANCE INFORMATION (Continued)

Unum Group and Subsidiaries

Segment	Premium Income	Net Investment Income[1]	Policy Benefits Including Remeasurement Loss or Gain[2]	Amortization of Deferred Acquisition Costs	All Other Expenses[3]	Premiums Written[4]
	(in millions of dollars)					
December 31, 2024						
Unum US	$ 6,883.2	$ 632.2	$ 3,864.7	$ 292.5	$ 2,011.3	$ 4,834.0
Unum International	949.5	128.8	656.7	9.5	263.4	581.6
Colonial Life	1,783.9	161.5	804.7	219.0	413.0	1,247.4
Closed Block	880.8	1,148.9	1,591.8	—	243.0	868.1
Corporate	—	58.6	—	—	266.4	—
Total	$ 10,497.4	$ 2,130.0	$ 6,917.9	$ 521.0	$ 3,197.1	
December 31, 2023						
Unum US	$ 6,579.2	$ 639.9	$ 3,808.5	$ 267.6	$ 1,879.2	$ 4,634.3
Unum International	825.2	137.2	579.8	8.4	235.6	544.4
Colonial Life	1,726.1	153.5	798.1	205.4	396.5	1,221.8
Closed Block	915.5	1,066.3	2,070.7	—	246.5	904.2
Corporate	—	99.8	—	—	249.5	—
Total	$ 10,046.0	$ 2,096.7	$ 7,257.1	$ 481.4	$ 3,007.3	
December 31, 2022						
Unum US	$ 6,251.4	$ 676.3	$ 3,970.9	$ 240.9	$ 1,768.8	$ 4,335.7
Unum International	718.8	170.1	549.6	8.2	190.4	504.1
Colonial Life	1,702.0	152.7	826.1	172.0	389.6	1,221.8
Closed Block	944.3	1,070.6	1,648.0	—	248.0	936.8
Corporate	—	52.5	—	—	221.6	—
Total	$ 9,616.5	$ 2,122.2	$ 6,994.6	$ 421.1	$ 2,818.4	

[1] Net investment income is allocated based upon segmentation. Each segment has its own specifically identified assets and receives the investment income generated by those assets.

[2] Included in policy benefits including remeasurement loss or gain were the following:

- In 2024, reserve assumption updates resulting in a net decrease in policy benefits including remeasurement gain or loss in the Unum US, Colonial Life and Closed Block segments of $143.6 million, $46.0 million, $175.3 million, respectively and a net increase in policy benefits including remeasurement gain or loss in the Unum International segment of $7.5 million.
- In 2023, reserve assumption updates resulting in a net decrease in policy benefits including remeasurement gain or loss in the Unum US and Colonial Life segments of $128.8 million and $80.7 million respectively and a net increase in policy benefits including remeasurement gain or loss in the Unum International and Closed Block segments of $17.9 million, and $368.8 million, respectively.
- In 2022, reserve assumption updates resulting in a net decrease in policy benefits including remeasurement gain or loss in the Unum US, Unum International, Colonial Life, and Closed Block segments of $170.8 million, $7.6 million, and $55.2 million, and $9.7 million respectively.
- In 2024, 2023, and 2022 the impact of non-contemporaneous reinsurance of $25.1 million, $34.8 million, and $34.4 million respectively, in the Closed Block segment.

SCHEDULE III--SUPPLEMENTARY INSURANCE INFORMATION (Continued)

Unum Group and Subsidiaries

[3] Includes commissions, interest and debt expense, deferral of acquisition costs, compensation expense, and other expenses. Where not directly attributable to a segment, expenses are generally allocated based on activity levels, time information, and usage statistics. Also included in all other expenses were the following:

- In 2024, 2023 and 2022 the amortization of the cost of reinsurance of $41.4 million, $44.1 million, and $50.3 million respectively, in the Closed Block segment.
- In 2024, we incurred a loss on legal settlement of $15.3 million for the settlement of an employment-related matter, in the Corporate segment.

[4] Excludes life insurance.

SCHEDULE IV--REINSURANCE

Unum Group and Subsidiaries

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage Amount Assumed to Net
	(in millions of dollars)				
Year Ended December 31, 2024					
Life Insurance in Force	$ 1,162,098.7	$ 24,373.3	$ 1,009.8	$ 1,138,735.2	0.1 %
Premium Income:					
Life Insurance	$ 3,011.1	$ 159.0	$ 5.1	$ 2,857.2	0.2 %
Accident, Health, and Other Insurance	7,721.0	145.5	64.7	7,640.2	0.8 %
Total	$ 10,732.1	$ 304.5	$ 69.8	$ 10,497.4	0.7 %
Year Ended December 31, 2023					
Life Insurance in Force	$ 1,079,042.5	$ 21,210.7	$ 921.6	$ 1,058,753.4	0.1 %
Premium Income:					
Life Insurance	$ 2,799.0	$ 157.5	$ 6.0	$ 2,647.5	0.2 %
Accident, Health, and Other Insurance	7,487.8	163.7	74.4	7,398.5	1.0 %
Total	$ 10,286.8	$ 321.2	$ 80.4	$ 10,046.0	0.8 %
Year Ended December 31, 2022					
Life Insurance in Force	$ 1,057,312.2	$ 35,773.9	$ 931.9	$ 1,022,470.2	0.1 %
Premium Income:					
Life Insurance	$ 2,704.3	$ 155.1	$ 6.5	$ 2,555.7	0.3 %
Accident, Health, and Other Insurance	7,189.3	200.7	72.2	7,060.8	1.0 %
Total	$ 9,893.6	$ 355.8	$ 78.7	$ 9,616.5	0.8 %

SCHEDULE V--VALUATION AND QUALIFYING ACCOUNTS

Unum Group and Subsidiaries

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions[1]	Balance at End of Year
	(in millions of dollars)			
Year Ended December 31, 2024				
Allowance for expected credit losses (deducted from accounts and premiums receivable)	$ 29.5	$ 8.0	$ 10.7	$ 26.8
Allowance for expected credit losses (deducted from reinsurance recoverable)	$ 1.7	$ 0.3	$ 0.5	$ 1.5
Year Ended December 31, 2023				
Allowance for expected credit losses (deducted from accounts and premiums receivable)	$ 32.5	$ 11.3	$ 14.3	$ 29.5
Allowance for expected credit losses (deducted from reinsurance recoverable)	$ 1.7	$ 0.1	$ 0.1	$ 1.7
Year Ended December 31, 2022				
Allowance for expected credit losses (deducted from accounts and premiums receivable)	$ 34.2	$ 10.8	$ 12.5	$ 32.5
Allowance for expected credit losses (deducted from reinsurance recoverable)	$ 2.3	$ —	$ 0.6	$ 1.7

[1] Deductions include amounts deemed to reduce exposure of expected losses on premium and accounts receivables and reinsurance recoverable, amounts deemed uncollectible, and amounts related to fluctuations in the foreign currency exchange rate.

Certain items not reported above include the allowance for expected credit losses on mortgage loans, the allowance for credit losses on fixed maturity securities, and the deferred tax asset valuation allowance. See Notes 3 and 9 of the "Notes to Consolidated Financial Statements" contained herein in Item 8 for a discussion of these items.

INDEX TO EXHIBITS

With regard to applicable cross-references in this report, our current, quarterly and annual reports dated on or after May 1, 2003 are filed with the Securities and Exchange Commission under File No. 1-11294 and such reports dated prior to May 1, 2003 are filed with the Securities and Exchange Commission under File No. 1-11834, except as otherwise noted below. Our registration statements have the file numbers noted wherever such statements are identified below.

(2.1) Master Transaction Agreement, dated December 16, 2020, by and among Provident Life and Accident Insurance Company, The Paul Revere Life Insurance Company, Unum Life Insurance Company of America and Commonwealth Annuity and Life Insurance Company (incorporated by reference to Exhibit 2.1 of Unum Group's Form 8-K filed on December 17, 2020).

(2.2) Amended and Restated Reinsurance Agreement, dated March 31, 2021, by and between Provident Life and Accident Insurance Company and Commonwealth Annuity and Life Insurance Company (incorporated by reference to Exhibit 2.1 of Unum Group's Form 8-K filed on April 5, 2021). **

(2.3) Amended and Restated Reinsurance Agreement, dated March 31, 2021, by and between The Paul Revere Life Insurance Company and Commonwealth Annuity and Life Insurance Company (incorporated by reference to Exhibit 2.2 of Unum Group's Form 8-K filed on April 5, 2021). **

(2.4) Amended and Restated Reinsurance Agreement, dated March 31, 2021, by and between Unum Life Insurance Company of America and Commonwealth Annuity and Life Insurance Company (incorporated by reference to Exhibit 2.3 of Unum Group's Form 8-K filed on April 5, 2021). **

(3.1) Restated Certificate of Incorporation of Unum Group, effective May 28, 2024 (incorporated by reference to Exhibit 3.1 of Unum Group's Form 10-Q filed on July 31, 2024).

(3.2) Amended and Restated Bylaws of Unum Group, as amended effective March 4, 2023 (incorporated by reference to Exhibit 3.1 of Unum Group's Form 8-K filed on March 7, 2023).

(4.1) Indenture for Senior Debt Securities dated as of March 9, 2001 (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-3 (Registration No. 333-100953) filed on November 1, 2002).

(4.2) Second Supplemental Indenture, dated as of June 18, 2002, between Unum Group and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.2 of our Form 8-K filed on June 21, 2002).

(4.3) Indenture for Senior Debt Securities, dated as of August 23, 2012, between Unum Group and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of our Form 8-K filed on August 23, 2012).

(4.4) First Supplemental Indenture for Senior Debt Securities, between Unum Group and The Bank of New York Mellon Trust Company, N.A. dated as of August 20, 2020 (incorporated by reference to Exhibit 4.4 to Unum Group's Registration Statement on Form S-3ASR (Registration No. 333-248208) filed on August 20, 2020).

(4.5) Form of 5.75% Senior Note due 2042 (incorporated by reference to Exhibit 4.1 of our Form 8-K filed on August 23, 2012).

(4.6) Form of 3.875% Senior Note due 2025 (incorporated by reference to Exhibit 4.1 of our Form 8-K filed on November 5, 2015).

(4.7) Indenture for Subordinated Debt Securities, dated as of May 29, 2018, between Unum Group and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of Unum Group's Form 8-K filed on May 29, 2018).

(4.8) Form of 6.250% Junior Subordinated Notes due 2058 (incorporated by reference to Exhibit 4.1 of Unum Group's Form 8-K filed on May 29, 2018).

(4.9) Form of 4.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 of Unum Group's Form 8-K filed on June 13, 2019).

(4.10) Form of 4.500% Senior Notes due 2049 (incorporated by reference to Exhibit 4.1 of Unum Group's Form 8-K filed on September 11, 2019).

(4.11) Form of 4.125% Senior Notes due 2051 (incorporated by reference to Exhibit 4.1 of Unum Group's Form 8-K filed on June 14, 2021).

(4.12) Form of 6.000% Senior Notes due 2054 (incorporated by reference to Exhibit 4.1 of Unum Group's Form 8-K filed on June 10, 2024).

(4.13) Description of the Company’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

Certain instruments defining the rights of holders of long-term debt securities of our company and our subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. We hereby undertake to furnish to the Securities and Exchange Commission, upon request, copies of any such instruments.

(10.1) Agreement between Provident Companies, Inc. and certain subsidiaries and American General Corporation and certain subsidiaries dated as of December 8, 1997 (incorporated by reference to Exhibit 10.18 of Provident Companies Inc.'s Form 10-Q for fiscal quarter ended September 30, 1998).

(10.2) Form of Change in Control Severance Agreement, effective April 25, 2011 (incorporated by reference to Exhibit 10.3 of Unum Group's Form 10-K for the fiscal year ended December 31, 2014). *

(10.3) Form of Change in Control Severance Agreement, effective January 1, 2015 (incorporated by reference to Exhibit 10.4 of Unum Group's Form 10-K for the fiscal year ended December 31, 2014). *

(10.4) Form of Change in Control Severance Agreement, effective August 14, 2018 (incorporated by reference to Exhibit 10.5 of Unum Group's Form 10-K for the fiscal year ended December 31, 2018). *

(10.5) Unum Group Supplemental Pension Plan, as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 10.6 of Unum Group's Form 10-K for the fiscal year ended December 31, 2013). *

(10.6) First Amendment to the Unum Group Supplemental Pension Plan, effective as of June 17, 2013 (incorporated by reference to Exhibit 10.7 of Unum Group's Form 10-K for the fiscal year ended December 31, 2013). *

(10.7) Second Amendment to the Unum Group Supplemental Pension Plan, effective as of December 31, 2013 (incorporated by reference to Exhibit 10.8 of Unum Group's Form 10-K for the fiscal year ended December 31, 2013). *

(10.8) Third Amendment to the Unum Group Supplemental Pension Plan, effective as of January 1, 2013 (incorporated by reference to Exhibit 10.8 of Unum Group's Form 10-K for the fiscal year ended December 31, 2015). *

(10.9) Fourth Amendment to the Unum Group Supplemental Pension Plan, effective as of January 1, 2021. (incorporated by reference to Exhibit 10.9 of Unum Group's Form 10-K filed on February 17, 2021). *

(10.10) Administrative Reinsurance Agreement between Provident Life and Accident Insurance Company and Reassure America Life Insurance Company dated to be effective July 1, 2000 (incorporated by reference to Exhibit 10.1 of our Form 8-K filed on March 2, 2001).

(10.11) Unum Group Amended and Restated Non-Employee Director Compensation Plan of 2004, as amended (incorporated by reference to Exhibit 10.19 of Unum Group's Form 10-K for the fiscal year ended December 31, 2008). *

(10.12) California Settlement Agreement (incorporated by reference to Exhibit 10.1 of our Form 8-K filed on October 3, 2005).

(10.13) Amendment to Regulatory Settlement Agreement (incorporated by reference to Exhibit 10.2 of our Form 8-K filed on October 3, 2005).

(10.14) Unum Group Stock Incentive Plan of 2007, as amended (incorporated by reference to Exhibit 10.26 of Unum Group's Form 10-K for the fiscal year ended December 31, 2008). *

(10.15) Severance Pay Plan for Executive Vice Presidents (EVPs) (incorporated by reference to Exhibit 10.15 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2019). *

(10.16) Unum Group Stock Incentive Plan of 2012 (incorporated by reference to Appendix A of Unum Group's Definitive Proxy Statement on Schedule 14A filed on April 12, 2012). *

(10.17) Unum Group Non-Qualified Defined Contribution Retirement Plan, effective January 1, 2014 (incorporated by reference to Exhibit 10.31 of Unum Group's Form 10-K for the fiscal year ended December 31, 2013). *

(10.18) First Amendment to Unum Group Non-Qualified Defined Contribution Retirement Plan, effective as of January 1, 2019. (incorporated by reference to exhibit 10.19 of Unum Group's Form 10-K filed on February 17, 2021). *

(10.19) Second Amendment to Unum Group Non-Qualified Defined Contribution Retirement Plan, effective as of January 1, 2020 (incorporated by reference to Exhibit 10.20 to Unum Group's Form 10-K filed on February 17, 2021). *

(10.20) Second Amended and Restated Credit Agreement, dated as of April 15, 2022, among Unum Group, Unum Life Insurance Company of America, Provident Life and Accident Insurance Company, and Colonial Life & Accident Insurance Company, as Borrowers, the Lenders named therein, and Wells Fargo Bank, National Association, as Administrative Agent, L/C Agent, Fronting Bank and Swingline Lender (incorporated by reference to Exhibit 10.1 of Unum Group's Form 8-K filed on April 21, 2022).

(10.21) First Amendment to Second Amended and Restated Credit Agreement, dated as of November 30, 2023, among Unum Group, Unum Life Insurance Company of America, Provident Life and Accident Insurance Company, and Colonial Life & Accident Insurance Company, as Borrowers, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10.21 of Unum Group's Form 10-K for the fiscal year ended December 31, 2023).

(10.22) Letter Agreement with Richard P. McKenney, dated January 30, 2015 (incorporated by reference to Exhibit 10.1 of Unum Group's Form 8-K filed on February 3, 2015). *

(10.23) Severance Agreement between Unum Group and Richard P. McKenney, dated effective as of April 1, 2015 (incorporated by reference to Exhibit 10.2 of Unum Group's Form 8-K filed on February 3, 2015). *

(10.24) Amended and Restated Aircraft Time-Sharing Agreement between Unum Group and Richard P. McKenney, dated March 8, 2018, as supplemented by Supplement No. 4 dated as of February 6, 2025. *

(10.25) Unum Group Stock Incentive Plan of 2017 (incorporated by reference to Exhibit A of Unum Group's definitive proxy statement on Schedule 14A filed on April 13, 2017). *

(10.26) Form of Restricted Stock Unit Agreement with Non-Employee Director for awards under the Unum Group Stock Incentive Plan of 2017 (incorporated by reference to Exhibit 10.2 of Unum Group's Form 8-K filed on May 25, 2017). *

(10.27) Annual Incentive Plan of Unum Group, amended and restated effective January 1, 2023 (incorporated by reference to Exhibit 10.31 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2022). *

(10.28) Unum Group 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of Unum Group’s Form 8-K filed on June 2, 2020). *

(10.29) Form of Success Incentive Plan Cash Success Unit and Stock Success Unit Agreement with Employee in U.S. (incorporated by reference to Exhibit 10.1 of Unum Group's Form 8-K filed on August 26, 2020). *

(10.30) Form of Success Incentive Plan Cash Success Unit and Stock Success Unit Agreement with Employee in U.K. (incorporated by reference to Exhibit 10.2 of Unum Group's Form 8-K filed on August 26, 2020). *

(10.31) Form of Restricted Stock Unit Agreement with Executive in U.S. for awards in 2022 (incorporated by reference to Exhibit 10.44 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2021). *

(10.32) Form of Restricted Stock Unit Agreement with Executive in U.K. for awards in 2022 (incorporated by reference to Exhibit 10.45 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2021). *

(10.33) Form of Cash Incentive Unit Agreement (for employee in the U.S.) for awards in 2022 (incorporated by reference to Exhibit 10.46 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2021). *

(10.34) Form of Cash Incentive Unit Agreement (for employee in the U.K.) for awards in 2022 (incorporated by reference to Exhibit 10.47 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2021). *

(10.35) Unum Group 2022 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 of Unum Group’s Registration Statement on Form S-8 (Registration No. 333-265246) filed on May 26, 2022). *

(10.36) Form of Restricted Stock Unit Agreement with Non-Employee Director for awards under the Unum Group 2022 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of Unum Group's Form 10-Q filed on August 3, 2022). *

(10.37) Form of Restricted Stock Unit Agreement with Executive in U.S. (incorporated by reference to Exhibit 10.45 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2022). *

(10.38) Form of Restricted Stock Unit Agreement with Executive in U.K. (incorporated by reference to Exhibit 10.46 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2022). *

(10.39) Form of Cash Incentive Unit Agreement (for employee in the U.S.) (incorporated by reference to Exhibit 10.47 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2022). *

(10.40) Form of Cash Incentive Unit Agreement (for employee in the U.K.) (incorporated by reference to Exhibit 10.48 of Unum Group’s Form 10-K for the fiscal year ended December 31, 2022). *

(10.41) Form of Restricted Stock Unit Agreement with U.S. Executive - No Retirement Vesting (incorporated by reference to Exhibit 10.45 of Unum Group's Form 10-K for the fiscal year ended December 31, 2023). *

(10.42) Form of Restricted Stock Unit Agreement with U.K. Executive - No Retirement Vesting (incorporated by reference to Exhibit 10.1 to Unum Group's Form 10-Q filed on May 1, 2024). *

(10.43) Form of Restricted Stock Unit Agreement with Executive in U.S. *

(10.44) Form of Restricted Stock Unit Agreement with Executive in U.K. *

(10.45) Form of Cash Incentive Unit Agreement (for employee in the U.S.). *

(10.46) Form of Cash Incentive Unit Agreement (for employee in the U.K.). *

(19) Unum Group Insider Trading Policy.

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Registered Public Accounting Firm.

(24) Power of Attorney.

(31.1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(97) Unum Group Rule 10D-1 Compensation Recovery (Clawback) Policy, effective November 30, 2023 (incorporated by reference to Exhibit 97 of Unum Group's Form 10-K for the fiscal year ended December 31, 2023).

(101) The following financial statements from Unum Group's Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 27, 2025, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, (vi) the Notes to Consolidated Financial Statements, (vii) Financial Statement Schedules.

(104) Cover Page Interactive Data File (embedded within the Inline XBRL document).

---

* Management contract or compensatory plan required to be filed as an exhibit to this form pursuant to Item 15(c) of Form 10-K.

** Certain confidential information contained in this exhibit has been omitted because it (i) is not material and (ii) would likely cause competitive harm to Unum Group or its subsidiaries if it were to be publicly disclosed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Unum Group
(Registrant)

By: /s/ Richard P. McKenney
Richard P. McKenney
President and Chief Executive Officer

Date: February 27, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Richard P. McKenney Richard P. McKenney	President and Chief Executive Officer and a Director (principal executive officer)	February 27, 2025
/s/ Steven A. Zabel Steven A. Zabel	Executive Vice President, Chief Financial Officer (principal financial officer)	February 27, 2025
/s/ Walter L. Rice, Jr. Walter L. Rice, Jr.	Senior Vice President, Chief Accounting Officer (principal accounting officer)	February 27, 2025

Name	Title	Date
* Theodore H. Bunting, Jr.	Director	February 27, 2025
* Susan L. Cross	Director	February 27, 2025
* Susan D. DeVore	Director	February 27, 2025
* Joseph J. Echevarria	Director	February 27, 2025
* Cynthia L. Egan	Director	February 27, 2025
* Kevin T. Kabat	Director	February 27, 2025
* Timothy F. Keaney	Director	February 27, 2025
* Gale V. King	Director	February 27, 2025
* Gloria C. Larson	Director	February 27, 2025
* Mojgan M. Lefebvre	Director	February 27, 2025
* Ronald P. O'Hanley	Director	February 27, 2025
* By: /s/ J. Paul Jullienne J. Paul Jullienne *Attorney-in-Fact*		February 27, 2025

EXHIBIT 31.1

CERTIFICATION

I, Richard P. McKenney, certify that:

1. I have reviewed this annual report on Form 10-K of Unum Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Richard P. McKenney

Richard P. McKenney
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to Unum Group and will be retained by Unum Group and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 31.2

CERTIFICATION

I, Steven A. Zabel, certify that:

1. I have reviewed this annual report on Form 10-K of Unum Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Steven A. Zabel

Steven A. Zabel
Executive Vice President, Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to Unum Group and will be retained by Unum Group and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.1

**STATEMENT OF CHIEF EXECUTIVE OFFICER
OF UNUM GROUP
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Unum Group (the Company) on Form 10-K for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned, Richard P. McKenney, President and Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2025

/s/ Richard P. McKenney

Richard P. McKenney
President and Chief Executive Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Unum Group and will be retained by Unum Group and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

STATEMENT OF CHIEF FINANCIAL OFFICER
OF UNUM GROUP
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Unum Group (the Company) on Form 10-K for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned, Steven A. Zabel, Executive Vice President and Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2025

/s/ Steven A. Zabel

Steven A. Zabel
Executive Vice President, Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Unum Group and will be retained by Unum Group and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Directory (as of April 1, 2025)

BOARD OF DIRECTORS

Theodore H. Bunting, Jr.
Retired Group President,
Utility Operations
Entergy Corporation

Susan L. Cross
Former Executive Vice President
and Global Chief Actuary,
XL Group Ltd

Susan D. DeVore
Former Chief Executive Officer,
Premier, Inc.

Joseph J. Echevarria
Chief Executive Officer,
University of Miami

Cynthia L. Egan
Retired President,
Retirement Plan Services
T. Rowe Price Group, Inc.

Kevin T. Kabat
Chairman of the Board of Unum Group
Retired Chief Executive Officer,
Fifth Third Bancorp

Timothy F. Keaney
Former Vice Chairman,
The Bank of New York Mellon
Corporation

Gale V. King
Former Executive Vice President and
Chief Administrative Officer,
Nationwide Mutual Insurance Company

Gloria C. Larson
Retired President,
Bentley University

Mojgan M. Lefebvre
Executive Vice President
and Chief Technology &
Operations Officer,
The Travelers Companies, Inc.

Richard P. McKenney
President and Chief Executive
Officer,
Unum Group

Ronald P. O'Hanley
Chairman and President and
Chief Executive Officer,
State Street Corporation

EXECUTIVE OFFICERS

Richard P. McKenney
President and Chief
Executive Officer

Steven A. Zabel
Executive Vice President,
Chief Financial Officer

Elizabeth C. Ahmed
Executive Vice President,
People and Communications

Timothy G. Arnold
Executive Vice President, Voluntary
Benefits and President, Colonial Life

Lisa G. Iglesias
Executive Vice President,
General Counsel

Martha D. Leiper
Executive Vice President,
Chief Investment Officer

Christopher W. Pyne
Executive Vice President,
Group Benefits

Mark P. Till
Executive Vice President
and Chief Executive Officer,
Unum International

2024 Form 10-K

Our Form 10-K for the fiscal year ended December 31, 2024 is included in this Annual Report in its entirety with the exception of certain exhibits. All of the exhibits may be obtained by accessing our filings with the U.S. Securities and Exchange Commission, which are available on our investor relations website under the "SEC Filings" heading at www.investors.unum.com. In addition, shareholders may request a free copy of any exhibit by contacting the Office of the Corporate Secretary as referenced on the next page.

Shareholder Information

PRIMARY PHYSICAL OFFICES

1 Fountain Square
Chattanooga, TN 37402
(423) 294-1011

2211 Congress Street
Portland, ME 04122
(207) 575-2211

1200 Colonial Life Blvd.
Columbia, SC 29210
(803) 798-7000

Milton Court
Dorking, Surrey RH4 3LZ
England
011 44 1306 887766

8485 Goodwood Blvd.
Baton Rouge, LA 70806
(225) 926-2888

ul. Łucka 9
00-842 Warsaw, Poland
+48 22 329 30 00

PRINCIPAL SUBSIDIARIES

Provident Life and Accident Insurance Company
Chattanooga, Tennessee

Unum Life Insurance Company of America
Portland, Maine

Colonial Life & Accident Insurance Company
Columbia, South Carolina

Unum Limited
Dorking, England

The Paul Revere Life Insurance Company
Worcester, Massachusetts

Starmount Life Insurance Company
Baton Rouge, Louisiana

Unum Zycie TUiR S.A.
Warsaw, Poland

CONTACT INFORMATION

Investor Relations
Matt Royal
Senior Vice President,
Investor Relations
1 Fountain Square
Chattanooga, TN 37402
(423) 294-1037

Office of the Corporate Secretary
J. Paul Jullienne
Corporate Secretary
1 Fountain Square
Chattanooga, TN 37402
(800) 718-8824

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 446-2617

Common Stock Information
Common stock of Unum Group
is traded on the New York
Stock Exchange.
The stock symbol is UNM.

Stock performance

The accompanying graph shows a five-year comparison of the cumulative total returns on our common stock, the S&P 500 Life & Health Insurance Sub Industry Index (the "S&P Life and Health Index"), and the S&P 500 Index ("S&P 500"), assuming a hypothetical $100 investment in our common stock and in each index on December 31, 2019, including the reinvestment of all dividends. The indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock. The performance shown in the graph represents past performance and should not be considered an indication of future results.


Comparison of Five-Year
Cumulative Return
350
300
250
200
150
100
50
0

	2019	2020	2021	2022	2023	2024
Unum Group	100	$83.7	$93.6	$162.5	$184.7	$307.2
S&P 500 Life & Health Index	100	$90.5	$123.7	$136.5	$142.9	$171.9
S&P 500	100	$118.4	$152.4	$124.8	$157.6	$197.0



UNUM GROUP
1 Fountain Square
Chattanooga, TN 37402

UnumGroup.com